Exhibit 99.1

Consolidated Financial Statements December 2022 / Banco Santander Chile 1 CONSOLIDATED FINANCIAL STATEMENTS For the periods ending December 31, 2022, and 2021, and January 1

INDEPENDENT AUDITOR’S REPORT (A free translation from the original in Spanish) Santiago, February 22, 2023 To the Shareholders and Directors Banco Santander Chile We have audited the accompanying consolidated financial statements of Banco Santander Chile and its subsidiaries, which comprise the consolidated statements of financial position as of December 31 , 2022 and 2021 , and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements . Management’s responsibility for the consolidated financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the accounting standards and instructions issued by the Financial Market Commission . This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error . Auditor’s responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits . We conducted our audit in accordance with auditing standards generally accepted in Chile . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement . An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements . The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error . In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control . Accordingly, we express no such opinion . An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements . We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Santiago, February 22, 2023 Banco Santander Chile 2 Opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and its subsidiaries as of December 31 , 2022 and 2021 , and the results of its operations and cash flows for the years then ended in accordance with accounting standards and instructions issued by the Financial Market Commission . Emphasis of matter As indicated in Note 2 , these consolidated financial statements have been prepared in accordance with the accounting standards and instructions of the new Compendium of Accounting Standards for Banks, issued by the Financial Market Commission for years beginning on or after January 1 , 2022 . The impacts of the adoption of this new standard are described in note 4 "Accounting Changes" . Management has included the statement of financial position as of January 1 , 2021 for comparative purposes only . Fernando Orihuela B. RUT: 22.216.857 - 0

Consolidated Financial Statements December 2022 / Banco Santander Chile 2 C O N T E N T S CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ............................................................................................................................. ... ............................. 3 CONSOLIDATED STATEMENTS OF INCOME ............................................................................................................................. ... .................................................... 5 CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME ............................................................................................................................. ... ..... 7 CONSOLIDATED STATEMENTS OF CASH FLOWS ............................................................................................................................. ... .......................................... 8 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY ............................................................................................................................. ... ............................ 11 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 01 BACKGROUND OF THE INSTITUTION ............................................................................................................................. ... ...............................................12 NOTE 02 BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES ............................................................................................................................. ... ..............12 NOTE 03 NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED .............................................................46 NOTE 04 ACCOUNTING CHANGES ............................................................................................................................. ... ....................................................................50 NOTE 05 SIGNIFICANT EVENTS ............................................................................................................................. ... .........................................................................60 NOTE 06 BUSINESS SEGMENT ............................................................................................................................. ... ..........................................................................62 NOTE 07 CASH AND CASH EQUIVALENTS ............................................................................................................................. ... ....................................................... 65 NOTE 08 FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS ..................................................................................................... 66 NOTE 09 NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS IN RESULTS ............................................................................................................................. ... ..........................................................................................................68 NOTE 10 FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS .......................................................................69 NOTE 11 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ...............................................................................................70 NOTE 12 FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES .....................................................................................................76 NOTE 13 FINANCIAL ASSETS AT AMORTISED COST ............................................................................................................................. ... ......................................88 NOTE 14 INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES ............................................................................................................................. ... ..........109 NOTE 15 INTANGIBLE ASSETS....................................................................................................................... ... ................................................................................111 NOTE 16 FIXED ASSETS....................................................................................................................... ... ...........................................................................................113 NOTE 17 RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS ........................................................................................................................115 NOTE 18 CURRENT AND DEFERRED TAXES ............................................................................................................................. ... ..................................................118 NOTE 19 OTHER ASSETS....................................................................................................................... ... .........................................................................................125 NOTE 20 NON - CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE ............................................................................................................................. ... ............................................................................................................. 126 NOTE 21 FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS ................................................................................... 127 NOTE 22 FINANCIAL LIABILITIES AT AMORTISED COST ............................................................................................................................. ... ............................... 130 NOTE 23 ISSUED REGULATORY CAPITAL INSTRUMENTS ............................................................................................................................. ... ........................... 141 NOTE 24 PROVISIONS FOR CONTINGENCIES ............................................................................................................................. ... ................................................ 143 NOTE 25 PROVISIONS FOR DIVIDEND, INTEREST PAYMENT AND REVALUATION OF REGULATORY EQUITY FINANCIAL INSTRUMENTS ISSUED ............................................................................................................................. ... ......................................................................................144 NOTE 26 SPECIAL PROVISIONS FOR CREDIT RISK ............................................................................................................................. ... .......................................145 NOTE 27 OTHER LIABILITIES ............................................................................................................................. ... .............................................................................147 NOTE 28 EQUITY ............................................................................................................................. ... .................................................................................................148 NOTE 29 CONTINGENCIES AND COMMITMENTS ............................................................................................................................. ... ...........................................153 NOTE 30 INTEREST INCOME AND EXPENSE ............................................................................................................................. ... .................................................157 NOTE 31 READJUSTMENT INCOME AND EXPENSE...................................................................................................................... ... ..............................................159 NOTE 32 COMMISSION INCOME AND EXPENSES ............................................................................................................................. ... ..........................................161 NOTE 33 NET FINANCIAL INCOME ............................................................................................................................. ... ...................................................................164 NOTE 34 INCOME FROM INVESTMENTS IN COMPANIES ............................................................................................................................. ... ..............................166 NOTE 35 NON - CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS ............................................................167 NOTE 36 OTHER OPERATING INCOME AND EXPENSES ............................................................................................................................. ... .............................. 168 NOTE 37 EMPLOYEE BENEFIT OBLIGATION EXPENSES ............................................................................................................................. ... .............................. 169 NOTE 38 ADMINISTRATIVE EXPENSE ............................................................................................................................. ... .............................................................. 172 NOTE 39 DEPRECIATION AND AMORTISATION ............................................................................................................................. ... .............................................. 173 NOTE 40 IMPAIRMENT OF NON - FINANCIAL ASSETS ............................................................................................................................. ... ..................................... 174 NOTE 41 CREDIT LOSS EXPENSE ............................................................................................................................. ... .................................................................... 175 NOTE 42 RESULTS FROM DISCONTINUED OPERATIONS ............................................................................................................................. ... ............................ 179 NOTE 43 RELATED PARTY DISCLOSURES ............................................................................................................................. ... ...................................................... 180 NOTE 44 FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES ............................................................................................................................. . 187 NOTE 45 MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES ........................................................................... 198 NOTE 46 FINANCIAL AND NON - FINANCIAL ASSETS AND LIABILITIES BY CURRENCY ............................................................................................................. 201 NOTE 47 RISK MANAGEMENT AND REPORTING ............................................................................................................................. ... ............................................ 202 NOTE 48 INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS .............................................................................................. 229 NOTE 49 SUBSEQUENT EVENTS ............................................................................................................................. ... ...................................................................... 234

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022, and 2021, and January 1, 2021

		As of December 31, 2022	2021	As of January 1, 2021
ASSETS	**Note**	**MCh$**	**MCh$**	**MCh$**
Cash and deposits in banks	7	1,982,942	2,881,558	2,803,288
Cash in collection process	7	843,816	390,271	452,963
Financial assets held for trading at fair value through profit or loss	**8**	**11,827,006**	**9,567,818**	**8,798,538**
Financial derivatives contracts		11,672,960	9,494,471	8,664,820
Debt financial instruments		154,046	73,347	133,718
Other		-	-	-
Non-trading financial assets mandatorily measured at fair value	9	-	-	-
Financial assets designated at fair value through profit or loss	10	-	-	-
Financial assets at fair value through other comprehensive income	**11**	**6,023,039**	**5,900,796**	**7,229,639**
Debt financial instruments		5,880,733	5,801,378	7,160,325
Other		142,306	99,418	69,314
Financial derivative contracts for hedge accounting	12	477,762	629,136	367,265
Financial assets at amortised cost	**13**	**42,560,431**	**40,262,257**	**33,364,443**
Rights under repurchase and securities lending agreements		-	-	-
Debt financial instruments		4,867,591	4,691,730	-
Interbank loans		32,955	428	18,920
Loans and receivables from customers - Commercial		17,043,575	17,033,456	16,322,941
Loans and receivables - Mortgage		15,622,418	13,802,214	12,350,544
Loans and receivables from customers - Consumers		4,993,892	4,734,429	4,672,038
Investment in companies	14	46,586	37,695	13,161
Intangible assets	15	107,789	95,411	82,537
Fixed assets	16	189,364	190,290	187,240
Assets with leasing rights	17	182,526	184,528	201,611
Current taxes	18	315	121,534	2,897
Deferred taxes	18	314,125	418,763	405,781
Other assets	19	3,578,004	2,932,813	1,689,107
Non-current assets and disposal groups for sale	20	30,899	22,207	49,749
TOTAL ASSETS		**68,164,604**	**63,635,077**	**55,648,219**

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Financial Statements December 2022 / Banco Santander Chile 3

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022, and 2021, and January 1, 2021

		As of December 31, 2022	As of December 31, 2021	As of January 1, 2021
LIABILITIES	**Note**	**MCh$**	**MCh$**	**MCh$**
Cash in collection process	7	746,872	379,934	361,631
Financial liabilities held for trading at fair value through profit or loss	**21**	**11,319,320**	**9,507,031**	**8,569,523**
Financial derivatives contracts		11,319,320	9,507,031	8,569,523
Other		-	-	-
Financial liabilities designated at fair value through profit or loss	10	-	-	-
Financial derivative contracts for hedge accounting	12	2,788,794	1,364,210	449,137
Financial liabilities at amortised cost	**22**	**43,704,024**	**44,063,540**	**39,472,047**
Deposits and other demand liabilities		14,086,226	17,900,938	14,560,893
Time deposits and other term equivalents		12,978,790	10,131,055	10,581,791
Obligations under repurchase and securities lending agreements		315,355	86,634	969,808
Interbank borrowing		8,864,765	8,826,583	6,328,599
Debt financial instruments issued		7,165,893	6,935,423	6,846,638
Other financial liabilities		292,995	182,907	184,318
Obligations under leasing contracts	17	137,089	139,795	149,585
Financial instruments of regulatory capital issued	23	2,324,116	2,054,105	1,357,539
Provisions for contingencies	24	172,826	165,546	137,886
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	25	247,508	238,770	155,234
Special provisions for credit risk	26	331,519	288,995	150,678
Current taxes	18	112,481	-	15,874
Deferred taxes	18	1	91,463	430
Other liabilities	27	2,041,682	1,612,411	1,166,051
Liabilities included in disposal groups for sale	20	-	-	-
TOTAL LIABILITIES		**63,926,232**	**59,905,800**	**51,985,615**
EQUITY				
Capital	28	891,303	891,303	891,303
Reserves	28	2,815,170	2,557,816	2,350,837
Other comprehensive income accrued income	**28**	**(167,147)**	**(354,364)**	**(26,432)**
Items that will not be reclassified to profit or loss		597	576	879
Items that may be reclassified to profit or loss		(167,744)	(354,940)	(27,311)
Retained earnings (expense) from prior years		28,339	-	-
Profit (loss) for the year	28	808,651	778,933	517,447
Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital	28	(247,508)	(238,771)	(155,234)
Equity holders of the Bank		**4,128,808**	**3,634,917**	**3,577,921**
Non-controlling interest		**109,564**	**94,360**	**84,683**
TOTAL EQUITY		**4,238,372**	**3,729,277**	**3,662,604**
TOTAL LIABILITIES AND EQUITY		**68,164,604**	**63,635,077**	**55,648,219**

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Financial Statements December 2022 / Banco Santander Chile 4

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF INCOME

For the periods ending December 31, 2022 and 2021

		December 31,	
		2022	**2021**
	Note	**MCh$**	**MCh$**
Interest income	30	2,850,175	1,823,973
Interest expense	30	(2,247,808)	(419,917)
Net interest income	**30**	**602,367**	**1,404,056**
Readjustment income	31	1,236,481	538,379
Readjustment expenses	31	(240,502)	(144,454)
Net readjustment income	**31**	**995,979**	**393,925**
Commission income	32	729,063	596,969
Commission expense	32	(321,794)	(245,853)
Net commission income	**32**	**407,269**	**351,116**
Financial result per:			
Assets and liabilities for trading	33	78,191	(28,602)
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	-	-
Financial assets and liabilities designated at fair value through profit or loss	33	-	-
Gain or loss on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income	33	(1,628)	22,199
Foreign exchange, readjustments and hedge accounting of foreign currencies	33	141,090	122,274
Reclassifications of financial assets due to changes in business model	33	-	-
Other financial results	33	-	-
Net financial result	**33**	**217,653**	**115,871**
Results from investments in companies	34	10,310	(475)
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	6,223	1,538
Other operating income	36	5,539	1,662
TOTAL OPERATING INCOME		**2,245,340**	**2,267,693**
Expenses from obligations to employee benefits	37	(414,808)	(397,675)
Administrative expenses	38	(310,219)	(280,134)
Depreciation and amortisation	39	(129,993)	(122,055)
Impairment of non-financial assets	40	-	-
Other operational expenses	36	(106,306)	(99,836)
OTHER OPERATIONAL EXPENSES		**(961,326)**	**(899,700)**
OPERATING INCOME BEFORE CREDIT LOSS		**1,284,014**	**1,367,993**

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Financial Statements December 2022 / Banco Santander Chile 5

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF INCOME, continued

For the periods ending December 31, 2022 and 2021

		December 31,	
		2022	2021
	Note	MCh$	MCh$
Credit loss expenses due to:			
Provisions for credit risk due from banks and loans and receivables from customers	41	(418,066)	(321,824)
Special provisions for credit risk	41	(42,717)	(137,389)
Recovery of impaired loans	41	90,577	76,999
Impairment of the credit risk of other financial assets at amortised cost and financial assets at fair value in other comprehensive income	41	(521)	(737)
Credit loss expense	**41**	**(370,727)**	**(382,951)**
OPERATIONAL RESULT		**913,287**	**985,042**
Results from continuing operations before taxes		**913,287**	**985,042**
Income tax	18	(89,430)	(196,148)
Results from continuing operations after tax	**42**	**823,857**	**788,894**
Results from discontinued operations before taxes	**18**	**-**	**-**
Discontinued operations tax		-	-
Results from discontinued operations after tax	**42**	**-**	**-**
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR (OR PERIOD)	**28**	**823,857**	**788,894**
Attributable to:			
Equity holders of the Bank	28	808,651	778,933
Non-controlling interest	28	15,206	9,961
Earnings per share attributable to equity holders of the Bank:			
Basic utility	28	4.29	4.13
Diluted earnings	28	4.29	4.13

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Financial Statements December 2022 / Banco Santander Chile 6

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ending December 31, 2022 and 2021

		December 31,	
		2022	2021
	Note	MCh$	MCh$
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR (OR PERIOD)		**823,857**	**788,894**
Other comprehensive results for the year:			
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS			
New measurements of the net defined benefit liability (asset) and actuarial results for other employee benefit plans		-	-
Changes in the fair value of equity instruments designated at fair value through other comprehensive income		(3)	(174)
Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability		-	-
Other		-	(480)
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	**28**	**(3)**	**(654)**
Income tax on other comprehensive results that will not be reclassified to profit or loss	18	1	177
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	**28**	**(2)**	**(477)**
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	**28**		
Changes in the fair value of financial assets at fair value through other comprehensive income	28	4,489	(213,233)
Translation differences by foreign entities	28	-	-
Hedge accounting of net investments in foreign entities	28	-	-
Cash flow hedge accounting	28	254,743	(236,816)
Undesignated elements of hedge accounting instruments	28	-	-
Other	28	(952)	(757)
OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	**28**	**258,280**	**(450,806)**
Income taxes on other comprehensive income that may be reclassified to profit or loss	18	(71,084)	123,066
TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	**28**	**187,196**	**(327,740)**
TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	**28**	**187,194**	**(328,217)**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	**28**	**1,011,051**	**460,677**
Attributable to:			
Equity holders of the Bank		995,868	451,000
Non-controlling interest		15,183	9,677

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Financial Statements December 2022 / Banco Santander Chile 7

Consolidated Financial Statements December 2022 / Banco Santander Chile 8 Banco Santander - Chile and Affiliates CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending December 31, 2022 and 2021 December 31, 2021 2022 MCh$ MCh$ Notes 985,402 913,287 CASH FLOWS FROM OPERATING ACTIVITIES: CONSOLIDATED PRE - TAX INCOME FOR THE PERIOD (1,354,862) (1,316,046) Non - cash charges (credits) to profit or loss: 122,055 129,993 39 Depreciation and amortisation - - 40 Impairment of non - financial assets 459,950 461,304 41 Provisions for asset risk (18,031) (20,173) Fair value adjustments transferred to profit or loss (475) (10,310) 34 Results from investments in companies (15,549) (6,653) 35 Results from the sale of goods received in payment or awarded in a judicial auction 349 743 35 Provisions for assets received in payment - - Profit/loss on sale of shareholding in other companies (673) (6,405) 35 Profit on sale of fixed assets 13,249 15,063 35 Penalty of assets received in lieu of payment (1,797,981) (1,598,347) 30 Interest and adjustment net income (332,751) (407,268) 31 Net commission income 18,847 36,577 Other non - cash charges (credits) to profit or loss 196,148 89,430 Income tax (1,482,609) (807,903) Increase/decrease in operating assets and liabilities (2,244,100) (2,026,071) Decrease (increase) in loans and receivables from customers (2,960,906) (647,482) Decrease (increase) in financial investments - - Decrease (increase) from repurchase agreements (assets) 18,502 (32,527) Decrease (increase) of interbank loans 5,050 (1,533) Decrease (increase) in assets received or awarded in payment 3,042,985 (2,673,664) Increase (decrease) in creditors in current accounts (450,736) 2,847,734 Increase (decrease) in deposits and time deposits (215,876) 40,093 Increase (decrease) in liabilities to domestic banks 190,050 (756,337) Increase (decrease) in other deposits and sight accounts 2,061,681 25,445 Increase (decrease) in liabilities to foreign banks 652,179 (27,356) Increase (decrease) in obligations to the Central Bank of Chile (883,174) 228,721 Increase (decrease) in repurchase contracts (liabilities) (1,411) 110,089 Increase (decrease) in other financial obligations (2,846,456) 1,714,650 Net increase in other assets and liabilities 2,362,352 4,086,656 Interest and readjustments received (564,371) (2,488,310) Interest and readjustments paid 506 526 Dividends received from investments in companies 596,969 729,063 Fees and commissions received (245,853) (321,794) Fees and commissions paid (1,852,069) 405,144 Total cash flow provided by (used in) operating activities The accompanying notes form an integral part of the consolidated financial statements.

Banco Santander - Chile and Affiliates CONSOLIDATED STATEMENTS OF CASH FLOWS, continued For the periods ending December 31, 2022 and 2021 December 31, 2022 2021 MCh$ MCh$ CASH FLOWS FROM INVESTMENT ACTIVITIES: (47,278) (43,531) 16 Purchases of property, plant and equipment 2,498 4,827 Sales of property, plant and equipment (28,774) (54,899) 15 Purchase of intangible assets (7,499) - Acquisitions of investments in companies (81,053) (93,603) Total cash flow provided by (used in) investment activities CASH FLOW FROM FINANCING ACTIVITIES: Attributable to shareholders' interest: 83,557 101,533 Subordinated bond placement - - Redemption of subordinated bonds and interest payments (310,468) (464,977) Dividends paid (4,835) (3,681) Redemption and payment of interest/letters of credit capital 1,471,106 461,221 Placement of current bonds (289,173) (6,655) Redemption and payment of interest/principal on mortgage bonds (6,483) (1,183,950) Redemption and payment of interest/current bond capital 595,175 - Placement of bonds without fixed maturity - (28,263) Redemption and payment of interest/bonds without fixed maturity capital (46,046) (24,682) Interest payments/capital lease obligations Attributable to non - controlling interest: - - Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non - controlling interest 1,492,833 (1,149,454) Total cash flows used in financing activities (440,289) (837,913) D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD 437,564 25,904 E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS 2,894,620 2,891,895 F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 2,891,895 2,079,886 FINAL BALANCE OF CASH AND CASH EQUIVALENTS The accompanying notes form an integral part of the consolidated financial statements. Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods ended December 31, 2021 2022 MCh$ MCh$ Note 459,950 461,304 Provision for loan loss for cash - flow purposes (76,999) (90,577) Recovery of impaired loans 382,951 370,727 41 Net provision for loan loss Consolidated Financial Statements December 2022 / Banco Santander Chile 9

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Reconciliation of liabilities arising from financing activities	31.12.2021	Cash Flow	Changes other than cash				31.12.2022
			Acquisition	Foreign Currency Movement	UF Movement	Fair Value Changes	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated Bonds	**1,461,121**	101,533	-	-	171,216	-	**1,733,870**
Senior bonds	**6,846,834**	(722,729)	-	-	956,367	-	**7,080,472**
Mortgage bonds	**81,110**	(6,655)	-	-	7,168	-	**81,623**
Bonds without fixed maturity	**592,648**	(28,263)	-	25,861			**590,246**
Dividends paid	-	(464,977)	-	-	-	-	**(464,977)**
Obligations under leasing contracts	**139,795**	(24,682)	-	-	21,976	-	**137,089**
Total liabilities from financing activities	**9,121,508**	**(1,145,773)**	**-**	**25,861**	**1,156,727**	**-**	**9,158,323**

Consolidated Financial Statements December 2022 / Banco Santander Chile 10

Consolidated Financial Statements December 2022 / Banco Santander Chile 11 Banco Santander - Chile and Affiliates CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY For the periods ending December 31, 2022 and 2021 Equity attributable to shareholders Non - c o n t r olli n g interest (*) Total E q u it y Ca p it a l Rese rv es Other comprehensive income accrued income Accrued profits and profits corresponding to the period T O T A L Rese rv es a n d ot h er r e t a i n e d earnings Merger of companies un d er c o mm on control Changes in fair value of financial assets at fair value through OCI Cash fl o w h e d g e I n c o m e tax Reta i n e d p r o fit s from previous periods Profits of t h e y ear (**) M C h $ M C h $ M C h $ M C h $ M C h $ M C h $ M C h $ M C h $ M C h $ M C h $ M C h $ Closing balances as of December 31, 2020 before restatement as of January 1, 2021 Effects of changes in accounting policies 891,303 2,344,210 (2,224) 98,976 (136,765) 10,203 517,447 (155,234) 3,567,916 84,683 3,652,599 - 8 ,8 51 - 1 ,5 82 - (428) - - 10,005 - 10,005 Opening balances as of January 1, 2021 891,303 2,353,061 (2,224) 100,558 (136,765) 9 ,7 75 517,447 (155,234) 3,577,921 84,683 3,662,604 - ( 310 ,4 6 8 ) ( 310 ,4 6 8 ) ( 310 ,4 6 8 ) ( 206 ,9 7 9 ) - - Payment of common stock dividends Reserves of income from the previous period Provision for payment of common stock dividends Provision and interest payments on bonds with no fixed term to maturity - - - - - - - - - - - - - - - - - - - - - - - - 206 ,9 79 - - - - - - ( 78 ,5 4 2 ) ( 4 ,9 9 5 ) ( 78 ,5 4 2 ) ( 4 ,9 9 5 ) ( 78 ,5 4 2 ) ( 4 ,9 9 5 ) Subtotal: Transactions with shareholders during the period - 206,979 - - - - (517,447) (83,537) (394,005) - (394,005) - - - - 778 ,9 33 Profit for the year (period) Other comprehensive income for the year - - - - - - 778,933 (327,932) 9 ,9 61 (284) 788,894 (328,216) ( 214 , 2 54 ) ( 236 , 8 16 ) 123 ,1 38 - Subtotal: Comprehensive income for the year - - - (214,254) (236,816) 123,138 - 778,933 451,001 9 ,6 77 460,678 Closing balance on December 31, 2021 891,303 2,560,040 (2,224) (113,696) (373,581) 132,913 - 540,162 3,634,917 94,360 3,729,277 Opening balances as of January 1, 2022 891,303 2,560,040 (2,224) (113,696) (373,581) 132,913 778,933 (238,771) 3,634,917 94 , 3 60 3,729,277 - ( 464 ,9 7 7 ) ( 464 ,9 7 7 ) ( 464 , 9 77 ) ( 313 , 9 56 ) - - - - - - - - - - - - - - - - - - - - Payment of common stock dividends Reserves of income from the previous period Provision for payment of common stock dividends Provision and interest payments on bonds with no fixed term to maturity Other movements 313 ,9 56 - - - - ( 10 ,1 0 7 ) ( 10 ,1 0 7 ) ( 26 ,8 9 3 ) ( 10 ,1 0 7 ) ( 26 ,8 9 3 ) 21 - - ( 56 ,6 0 2 ) - - - - - - - - 28 ,3 39 1 ,3 70 - - - - - 21 Subtotal: Transactions with shareholders during the period - 257,354 - - - - (750,594) (8,737) (501,977) 21 (501,956) - - - 808 ,6 51 Profit for the year (period) Other comprehensive income for the year - - - - - - - - 808,651 187,217 15,206 (23) 823,857 187,194 3 ,5 66 254 ,7 43 ( 71 ,0 9 2 ) - Subtotal: Comprehensive income for the year - - - 3 ,5 66 254,743 (71,092) - 808,651 995,868 15,183 1,011,051 Closing balance on December 31, 2022 891,303 2,817,394 (2,224) (110,130) (118,838) 61,821 28,339 561,143 4,128,808 109,564 4,238,372 (*) See Note 02 letter c for non - controlling interest. (**) Contains profit for the year and provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital. Pe r i o d N u m b er o f shares Dividend per share (In MCh$) Profit attributable to equity holders MCh$ A llo ca t e d t o reserves MCh$ A llo ca t e d t o dividends MCh$ Percentage Dist r i b u ti o n % Year 2021 (Shareholders Meeting April 2022) 774 , 95 9 309 , 98 4 464 , 97 7 60 188,446,126,794 2 . 46 7 Year 2020 (Shareholders Meeting April 2021) 517 , 44 7 206 , 97 9 310 , 46 8 60 188,446,126,794 1 . 64 7 The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Financial Statements December 2022 / Banco Santander Chile 12 Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 01 - BACKGROUND OF THE INSTITUTION Banco Santander - Chile is a banking corporation organised under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC) and subject to the supervision of the Securities and Exchange Commission of the United States of America (SEC), as the Bank is listed on the New York Stock Exchange (NYSE), through an American Depositary Receipt (ADR) programme . Banco Santander Spain controls Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones SA and Santander Chile Holding SA, both of which are subsidiaries controlled by Banco Santander Spain . As of December 31 , 2022 , Banco Santander Spain directly or indirectly owns 99 . 5 % of Santander Chile Holding SA and 100 % of Teatinos Siglo XXI Inversiones SA, which gives Banco Santander Spain control over 67 . 18 % of the Bank's shares . The Bank provides its customers a wide range of general banking services, from individuals to large corporations . In addition, Banco Santander - Chile and its affiliates (collectively referred to as 'Bank' or 'Santander - Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds, investment fund management and investment banking . The Bank's legal address is Calle Bandera N ƒ 140 Santiago de Chile and its website is www . santander . cl NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES a. Basis of preparation These Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022 , as well as the instructions issued by the Financial Market Commission (FMC) . The FMC, under Law No 21 , 000 , provides in article 5 . 6 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determine the principles according to which they must keep their accounts . Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB) . In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail . For these Consolidated Financial Statements, the Bank uses certain currency terms and conventions . For example, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile' . The notes in the Consolidated Financial Statements contain information in addition to that presented in the Consolidated Statements of Financial Position, Consolidated Income Statements, Consolidated Statements of Other Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows . They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner . b. Basis of preparation for the Consolidated Financial Statements The Consolidated Financial Statements as of December 31 , 2022 and 2021 incorporate the individual financial statements of the Bank and those of companies over which the Bank exerts control (affiliates) and include the adjustments, reclassifications and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements' . Control is achieved when the Bank : i. Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee); ii. Has exposure or rights to variable returns from its involvement with the investee; and iii. Has the ability to use its power over the investee to influence the amount of the investor's returns. The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above . For example, when the Bank has less than most of the voting rights in an investee , but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control . The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power . These include :

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

- The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
- The potential voting rights held by the Bank, other vote holders or other parties.
- The rights arising from other contractual agreements
- Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statements of Income and Statements of Other Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss alongside each component of the Consolidated Statements of Other Comprehensive Consolidated Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank's accounting policies. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the equity carrying value of the Bank holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognised directly in equity and attributed to the owners of the Bank.

The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Consolidated Statements of Changes in Equity. Their share of the result for the year is shown as 'Profit attributable to non-controlling interest' in the Consolidated Statements of Income.

The following table shows the composition of the entities over which the Bank can exercise control and, therefore, belong to the consolidation perimeter in such capacity:

i. Entities controlled by the Bank through participation in equity

			Percentage of ownership								
			As of December 31, 2022			As of December 31, 2021			As of December 01, 2021		
		Place of Incorporation And Operation	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorías Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander SA Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros SA	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile SA	Card Operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

Details of non-controlling interests are shown in Note 28 Equity letter g) Non-controlling interest (minority interests).

Consolidated Financial Statements December 2022 / Banco Santander Chile 13

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that their relevant activities are determined by the Bank (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
- Banca Santander SA: its central activity is the financing of revolving inventory lines for automotive dealers.
- Multiplica SpA: its primary purpose is the development of incentive programmes that encourage the use of payment cards.

iii. Associated entities

An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity usually involves 20% or more interest in the entity's voting rights and is accounted for using the equity method under IAS 28.

The following entities in which the Bank has an interest and are recognised using the equity method are considered 'associates':

			Percentage of ownership		
Associates	**Main Activity**	**Place of incorporation and operation**	**As of December 31, 2022 %**	**As of December 31, 2021 %**	**As of January 1, 2021 %**
Redbanc SA	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank SA	Debit and credit card service	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado SA	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores SA	Repository of publicly offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor SA	Payment clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago SA	Administration of smart cards for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC SA	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

Until November 2021, Transbank and Redbanc were classified as held for sale. However, due to the global pandemic, the absence of buyers and following the IFRS 5, the companies were reclassified as Investments in associates and valued at the proportional equity. See Note 49 Subsequent Events

In the case of the Cámara Compensación Alto Valor SA, Santander-Chile has a representative participating in its Board of Directors. Management has concluded that this entails an exercise of significant influence over the latter.

In the case of Servicios de Infraestructura de Mercado OTC SA, the Bank participates actively in its administration through its executives, which is why Management has concluded that it exercises significant influence over it.

Consolidated Financial Statements December 2022 / Banco Santander Chile 14

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued iv. Share or rights in other companies Entities over which the Bank has no control or significant influence are presented in this category . These equity instruments must be measured in compliance with IFRS 9 at fair value . Nevertheless, the Bank may consider the cost involved as an appropriate fair value estimate in concrete circumstances . This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range . In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition . Subsequent changes in this valuation shall be recognised in 'Other comprehensive income accrued - Items that will not be reclassified to profit or loss' . Dividends received from these investments are recorded in the Consolidated Statement of Income under 'Result from investments in companies' . These instruments are not subject to the IFRS 9 impairment model . c. Non - controlling interest Non - controlling interest represents the portion of net income and net assets that the Bank does not own, either directly or indirectly . It is presented as 'Attributable to owners of the Bank' separately in the Consolidated Statements of Income and separately fr om the equity in the Consolidated Statements of Financial Position . In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non - controlling interests . This is because the Bank controls them but has no ownership expressed as a percentage . d. Reporting segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest authority in terms of decision - making . Accordingly, two or more operating segments can be added into one, only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects : i. The nature of the products and services; ii. The nature of production processes; iii. The type of customer category for which its products and services are intended; iv. The methods used to distribute their products or provide services; and v. If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds : Consolidated Financial Statements December 2022 / Banco Santander Chile 15 iii. i. Its reported revenues from ordinary activities, including both sales to external customers and intersegment sales or transactions, equal or exceed 10 % of the combined revenues from all operating segments' ordinary internal and external activities . ii. The amount of its reported results is, in absolute terms, equal to or greater than 10 % of the greater of (i) the combined profit reported by all operating segments that have not reported a loss ; and (ii) the combined loss reported by all operating segments that have reported a loss . Its assets equal or exceed 10 % of the combined assets of all operating segments .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Consolidated Financial Statements users. Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'. Concerning the above presented, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that: i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance. iii. For which discrete financial information is available. e. Functional and presentation currency The Bank, in 'The Effects of Changes in Foreign Exchange Rates' in IAS 21 , has defined the Chilean Peso as its functional and presentation currency, as it is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences in the cost and revenue structure . Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as 'foreign currency' . Foreign currency transactions The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars . The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (discounted spot rate), which amounted to $ 849 . 59 per US $ for December 2022 ( $ 854 . 48 per US $ for December 2021 ) . The amount of net foreign exchange gain and loss includes recognising the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank . f. Cash and cash equivalents The indirect method is used to prepare the Consolidated Cash Flow Statements . This one starts with the Bank's consolidated pre - tax income and incorporates non - cash transactions, cash - flows - related income, and expenses of activities classified as investments or financing . The following items are taken into consideration in the preparation of the Consolidated Cash Flow Statements : i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long - term assets and other investments not included in cash and cash equivalents. iv. Financing activities: activities that result in changes to the size and composition of equity and liabilities which are not part of operating or investing activities. Consolidated Financial Statements December 2022 / Banco Santander Chile 16

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued g. Definitions, classification and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity . A 'financial asset' is any asset that is : (a) cash ; (b) an equity instrument of another entity ; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity ; or (d) a contract that will or may be settled using the entity's own equity instruments . A 'financial liability' is any liability that is : (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity ; or (b) a contract that will or may be settled using the entity's equity instruments. An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities . A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date . 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date . ii. Initial recognition The Bank shall recognise a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations) . A conventional purchase or sale of financial assets shall be recognised using trade date accounting or settlement date accounting . Consolidated Financial Statements December 2022 / Banco Santander Chile 17

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued iii. Classification of financial assets/liabilities Classification of financial assets Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets. The business model refers to how the Bank manages its financial assets to generate cash flows. In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both. The assessment of the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated . The principal is the fair value of the financial asset at initial recognition . Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments) . Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other basic lending risks such as administrative costs and a profit margin . For the assessment, the Bank conducted a test evaluating whether the contractual flows meet the criteria for a core lending arrangement . The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets . The assessment of business models is not an instrument - by - instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others. According to the above, the objectives of the business models are : To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life . Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or in the risk management of credit concentration . Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal . Therefore, there is a higher frequency and value of sales for this purpose . Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets . Assets are managed on a sales basis and decisions are made on a fair value basis . The Bank classifies its financial assets depending on whether they are subsequently measured at amortised cost, at fair value through other comprehensive income or at fair value through profit or loss. Furthermore, at initial recognition of investments in equity instruments, an irrevocable decision can be made to present subsequent changes in fair value into other comprehensive income. Due to the exceptional changes that have taken place in the market's liquidity, and which should remain in the short and medi um - term, the need arose for the Bank to maintain collateral with a maturity in the range of 2024 to 2026 . This is due to the constitution of guarantees related to the Central Bank's Credit Facility Conditional to Incremental Flexibility programme (FCIC) and the demand to constitute larger technical reserves due to the increase in the balances held by the Bank's customers . Therefore, the Bank determined to create a new business model called 'Held to collect investments', which aims to manage these higher levels of liquidity better . The Bank also has both the intention and the ability to hold them to maturity . Consolidated Financial Statements December 2022 / Banco Santander Chile 18

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortised cost, except for derivative liabilities measured at fair value through profit or loss. Reclassifying Reclassifying only occurs when the business model for managing financial assets is changed. These changes are determined by top management due to external or internal changes. Financial liabilities are not reclassified. iv . Measurement of financial assets/liabilities Initial measurement Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss. Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following: (a) Amortised cost A financial asset is measured at amortised cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding . Interest income shall be calculated using the effective interest method . This method applies to financial assets and liabilities measured at amortised cost (interest income and interest expense) . The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortised cost of a financial liability . (b) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and if the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding . (c) Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless measured at amortised cost or at fair value through other comprehensive income . (d) Irrevocable election to measure at fair value with changes in other comprehensive income Upon initial recognition of an investment in equity instruments, an election may be made to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognised in profit or loss . Gains or losses arising from the derecognition of these equity instruments are not transferred to profit or loss . Consolidated Financial Statements December 2022 / Banco Santander Chile 19

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortised cost except for derivatives measured at fair value through profit or loss. v. Derecognition of financial assets/liabilities A financial asset shall be derecognised when and only when: (a) The contractual rights to the cash flow from the financial asset expire, or (b) It transfers the contractual rights to receive the cash flows of a financial asset or retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients . Otherwise, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognised . In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing or grant any credit enhancement to the new owners, and other similar cases, the transferred financial asset is derecognised from the Consolidated Statement of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer . In the case of sales of financial assets under fixed - price repurchase agreements or using the sale price plus interest of securities lending agreements in which the borrower must return the same or similar assets and in other akin cases, the transferred financial asset is not derecognised from the Consolidated Statements of Financial Position and continues to be measured on the same basis as before the transfer . A financial liability is derecognised when and only when it is extinguished – that is, when the obligation specified in the contract is discharged, cancelled or expired . In the case of loans, the FMC requirements for derecognition apply . See letter o), VIII . vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Consolidated Statement of Financial Position when, and only when, there is at the moment a legally enforceable right to set off the recognised amounts and an intention to settle the net amount or to realise the asset and settle the liability simultaneously . As of December 31 , 2022 and 2021 the Bank has no financial asset/liability offsets . h. Financial derivatives and accounting hedges Derivatives are classified as either trading instruments or hedging instruments . The Bank uses financial derivatives for the following purposes : Consolidated Financial Statements December 2022 / Banco Santander Chile 20 iii. i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments.

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedging derivative, all the following conditions must be met: 1. To cover one of the following three types of risk: a. Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging'). b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions ('cash flow hedges'). c. The net investment in a foreign operation ('hedge of a net investment in a foreign operation'). 2. To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that: a. At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness'). b. There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness'). 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks . The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows : a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Consolidated Statement of Income . b. For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to fair value changes of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Financial Statement of Income under 'interest and indexation income' . c. For cash flow hedges, the effective portion of the change in the value of the hedging instrument is recorded in the Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity . d. Differences in the valuation of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are taken directly to the Consolidated Income Statements in 'Net income from financial operations' . If a derivative designated as a hedge, whether due to termination, ineffectiveness or any other cause, does not meet the above requirements, hedge accounting is discontinued . When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortised to gain or loss from that date, when applicable . When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognised in the Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was effective) continues to be recognised in equity until the hedged transaction occurs . At that time, it is recognised in the Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognised immediately in the Consolidated Statements of Income . Consolidated Financial Statements December 2022 / Banco Santander Chile 21

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued Embedded derivatives in hybrid financial instruments 'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable . It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would if taken alone . As of December 31 , 2022 , and 2021 , Banco Santander - Chile did not hold embedded derivatives in its portfolio . i. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value . Assets and liabilities subsequently measured at amortised cost are not required to be measured at fair value . 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i . e . , an exit price) regardless of whether that pri ce is directly observable or estimated using another valuation technique . Fair value measurement is for a specific asset or liability . Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date . In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either : (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability . When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and, in particular, the different types of risk related to the instrument . When valuation techniques are used, they maximise the use of the relevant observable input data and minimise that of unobservable input data . For example, when an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid - ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorised within the fair value hierarchy . Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close - out cost) . All derivatives are recorded in the Consolidated Statements of Financial Position at fair value from the trade date . If their fair value is positive, they shall be recorded as an asset ; if their fair value is negative, they shall be recorded as a liability . In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price . Changes in the fair value of derivatives from the trade date are recognised with a balancing entry in the Consolidated Income Statements under 'Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss' . Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price . If for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over - the - counter (OTC) derivatives . The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets : 'net present value' (NPV) and option pricing models, among other methods . Also, within the fair value of derivatives are included the Credit Valuation Adjustment (CVA) and the Debit Valuation Adjustment (DVA), aiming for the fair value of each instrument to include the credit risk of its counterparty and the Bank's own risk . The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non - organised markets as a result of the exposure to counterparty credit risk . Consolidated Financial Statements December 2022 / Banco Santander Chile 22

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued The CVA is calculated considering the potential exposure to each counterparty in future periods . The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA but generated by the Bank's credit risk assumed by our counterparties . In the case of derivative instruments contracted with Central Clearing Houses, in which the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value . For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded. Equity instruments and contracts related to them must be measured at fair value . Nevertheless, the Bank believes the cost is an appropriate fair value estimate in specific circumstances . This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range . Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income . As of December 31, 2022, and 2021, no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active. The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date . The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives . Valuation techniques According to IFRS 13 , a fair value hierarchy is established based on three levels : Level 1 , Level 2 and Level 3 , in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs . Financial instruments at fair value and determined by published prices in active markets (Level 1) comprise government bonds, corporate bonds, exchange - traded derivatives, securitised assets, equities, short positions and issued bonds. In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models . In most cases, these internal models use data based on observable market parameters as significant inputs (level 2 ) and sometimes use significant unobservable inputs in market data (level 3 ) . Various techniques are used to estimate it, including extrapolating observable market data . As a result, the most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates . The main techniques used as of December 31, 2022 and 2021 by the Bank's internal models to determine the fair value of financial instruments are described below: Consolidated Financial Statements December 2022 / Banco Santander Chile 23

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued i. The present method is used in the valuation of financial instruments permitting static hedging (mainly forwards and swaps) . Estimated future cash flows are discounted using the interest rate curves of the related currencies . The interest rate curves are generally observable market data . ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instrum ents), the Black - Scholes model is normally used . Where appropriate, observable market inputs re used to obtain the bid - offer spread, exchange rates, volatility, correlation indexes and market liquidity . iii. For the valuation of certain financial instruments exposed to interest rate risks, such as interest rate futures, caps and floors, the present (future) value method and the Black - Scholes model (plain vanilla options) are used . The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates . The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity . In addition, the Bank's management verifies that the valuation models do not incorporate significant subjectivity . Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded price . The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation . The governance structure of this process distributes responsibilities between two separate divisions : Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, policies for approving new transactions, market risk management and the implementation of valuation adjustment policies) . The approval of a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before it goes into production . This process ensures that the rating systems have been properly reviewed and are stable before use . Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out under Note 44 'Fair value of financial assets and liabilities' in these Consolidated Financial Statements . j. Fixed assets This category includes the number of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases . Assets are classified according to their use as follows : i. Fixed assets (property, plant and equipment) for own use Property, plant, and equipment for own use include but are not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties intended to be held for continuing own use, and tangible assets acquired under finance leases . Accordingly, these assets are presented at the acquisition cost to which the related accumulated depreciation is subtracted along with, if applicable, any impairment loss resulting from comparing the net value of each item to the respective recoverable amount . Consolidated Financial Statements December 2022 / Banco Santander Chile 24

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation.

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and Hardware	36
Vehicles	36
ATMs and teleconsultations	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years based on the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii. Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment loss, are the same criteria as those for property, plant and equipment held for own use.

k. Leases

At the contract's creation, the Bank assesses whether it contains a lease or not. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

- The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically distinct. The asset is not identified if the supplier has a significant substitution right.
- The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration.
- The Bank has the right to direct the use of the asset – this is the decision-making purpose for which the asset is used.

Consolidated Financial Statements December 2022 / Banco Santander Chile 25

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued a. As a lessee The Bank recognises a right - of - use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases'. The Bank's main contracts are with its related offices and branches necessary to undertake its activities. In the beginning, the right - of - use asset is equal to the lease liability . It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration . The average incremental interest rate is 1 . 59% . Subsequently, the asset is straight - line depreciated according to the contract's duration, and the financial liability is amortised in terms of the monthly payments . The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year . The lease's term encompasses non - cancellable periods stipulated within each contract . In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non - cancellable period of its lease contracts . Contracts with a non - cancellable period of 12 months or less are treated as short - term leases . Therefore, the related payments are recorded as straight - line expenses . Any change in the lease term or rent is treated as a new measurement of the lease . In the initial measurement, the Bank measures the right - of - use asset at cost . The rent of the lease contracts is agreed in UF and payable in Chilean pesos . According to Circular No 3649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement . Therefore, readjustments should be recognised as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted . The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments. b. As a lessor When the Bank acts as a lessor, it first determines if the process corresponds to a financial or operating lease . To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset . In the affirmative case, it corresponds to a financial lease . Otherwise, it is an operating lease . The Bank recognises lease rentals received on a straight - line income basis over the lease term. c. Third - pa r t y financing Under 'loans and accounts receivable from customers' in the Consolidated Statements of Financial Position, the Bank recognises as loans with third parties the sum of present values of the lease payments receivable from the lessee . This includes the price of the lessee's right - to - call option by the end of the lease term when it is reasonably certain that the lessee will exercise said right . The financial income and expense derived from these contracts are recorded in the Consolidated Income Statements under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term . Consolidated Financial Statements December 2022 / Banco Santander Chile 26

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued l. Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank . The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income using the effective interest method over the financing period . When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment . m. Intangible assets Intangible assets are non - monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights . The Bank recognises an intangible asset, whether purchased or self - created (at cost) when the asset's cost can be measured reliably . Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank . To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortisation and accumulated impairment loss are subtracted. Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. Intangible assets are amortised linearly based on their estimated useful life, which has been defined by default at 36 months an d can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated. Expenditure on research activities is recorded as the expense incurred in the year and cannot be subsequently capitalised. n. Non - current assets held for sale Non - current assets held for sale and discontinued operations Per the IFRS 5, 'Non - current assets held for sale and discontinued operations', a non - current asset is classified as held for sale if its carrying amount will be recovered mainly through a sale transaction rather than through continued use. In order to apply the above classification, the asset must meet the following requirements: - It must be available in its current conditions for immediate sale and selling must be highly probable. - For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and the completion of said purchase must have been actively initiated. - Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date. Assets classified as such shall be measured at the lower carrying amount or fair value with fewer selling costs. As of December 31 , 2022 the Bank does not hold any assets classified under this category . As of December 31 , 2021 , the Bank held the investments in Transbank and Redbanc classified as 'non - current assets held for sale', while Nexus was sold in December 2020 . In December 2021 , due to the pandemic, the current global economic situation, and the impossibility of finding buyers, the Bank decided to reclassify these investments as investments in associates and account for them at equity value . See Note 49 Subsequent Events Consolidated Financial Statements December 2022 / Banco Santander Chile 27

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued Assets received or awarded in lieu of payment All assets received or awarded as loan payments and accounts receivable from clients are recorded – in the case of dation in payment – at a price agreed between the parties or, conversely, in those cases in which there is no agreement between the parties, at the amount at which the Bank is awarded such assets in a judicial auction . In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired . If there is an excess of loan receivables over the fair value of the goods received or foreclosed in payment when the selling cost is subtracted, they are recognised in the Consolidated Income Statements under 'Provision for credit risk' . These goods are subsequently valued at the lower amount between the initially recorded figure and the net realisable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale . The differences between the two are recognised in the Consolidated Income Statements under 'Other operating expenses' . At the end of each year, the Bank conducts an analysis to review the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year . In December 2022 , the average cost was estimated at 5 . 8 % of the appraised value ( 4 . 0 % as of December 31 , 2021 ) . In addition, a review of the appraisals (independent) is carried out every 18 months to adjust the fair value of the assets . These assets are generally estimated to be disposed of within one year from the award date . Under article 84 of the General Banking Law, assets not sold within this period are penalised through a single instalment . On March 25 , 2021 , the FMC issued Circula r No 2247 granting an additional 18 months for the disposal of all assets that financial institutions have received in payment or are awarded between March 1 , 2019 and December 31 , 2021 , also allowing these assets' write - off to be made in instalments proportional to the number of months between the date of their receipt and that set by the Bank for their disposal . o. Income and expense recognition The most important criteria used by the Bank to recognise its revenues and expenses are summarised as follows: i. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognised on an accrual basis using the effective interest rate method. Nevertheless, the Bank ceases to recognise income on an accrual basis when a loan or one of its instalments is 90 days overdue . This means that interest, adjustments or commissions are not recognised in the Consolidated Income Statement unless received . These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31 ) . Interest incomes of previous 'transactions with suspended accrual' are only recognised again when the debtor is up to date with its obligations . ii. Commissions, fees and similar items Fee and commission income and expenses are recognised in the Consolidated Income Statements using the criteria set out in IFRS 15 , 'Revenue from contracts with customers' . Consolidated Financial Statements December 2022 / Banco Santander Chile 28

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued Under IFRS 15 , 'Revenue from contracts with customers', the Bank recognises revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer . Under this definition, an asset is transferred when the customer obtains control over the asset . The Bank considers the contractual terms and its traditional business practices for determining the transfer price . The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties . The Bank consistently applies the recognition method for each performance obligation, whether it satisfies the performance obligation over time or satisfies the performance obligation at a specific point in time . The main income arising from commissions, fees, and similar items are: Credit prepayment fees, which include fees related to customer prepayments of credit operations. Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. Credit line and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third - party obligations. Card service fees. These refers to fees earned and accrued for the year related to credit, debit and other cards. Account administration fees. These comprise fees incurred for the maintenance of current, savings and other accounts. Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. Commissions for brokerage and handling securities, which refers to income from commissions generated on brokerage, placements, administration, and custody of securities. Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. Fees for financial leasing transaction services, which refers to those financial leasing services in which the Bank acts as a lessor. Securitisation fees, which include fees for securitisation services. Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others. Other commissions earned, which include income generated by currency exchanges, issuing demand vouchers and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services. Commission expenses comprise: Card transaction fees, which involves commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. Card brand licence fees. These are fees paid to the main card brands: credit, debit and provision of funds. Other fees for services linked to the credit card system and cards with the provision of funds. Expenses for loyalty and merit programme obligations for card customers. They refer to expenses related to customer benefit programmes related to the use of cards. Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. Fees for clearing high - value payments, which include fees to ComBanc, CCLV, etc. Consolidated Financial Statements December 2022 / Banco Santander Chile 29

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued The relationship between the segment note and the disaggregated income is presented in Note 32 Commissions. The Bank maintains loyalty programmes linked to its credit card services, which under IFRS 15 'Revenue from contracts with customers', have the necessary provisions to meet the delivery of committed performance obligations to come . Such obligations are settled immediately upon incurrence . iii. Non - financial income and expenses They are recognised under the criteria established in IFRS 15 , 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued) . iv. Commissions in the formalisation of loans Financial fees and commissions arising on the origination of loans, mainly origination or arrangement fees and information fees, are accrued and recognised in the Consolidated Statements of Income over the life of the loan . p. Provisions for credit risk on loans and receivables and contingent liabilities The Bank permanently evaluates the entire portfolio of loans and contingent credits, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and credits based on payment and subsequent recovery . The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio : Individual assessment of debtors – This applies to debtors recognised as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis . Group assessment of obligors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to obligors that simultaneously meet the following conditions : i. The Bank has an aggregate exposure to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered the gross of provisions or other mitigants and includes housing mortgages in its calculation . Concerning off - balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the Compendium of Accounting Standards for Banks . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio related to the group - rated loans . Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies . The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non - performing and a recovery rate based on a substantiated historical analysis . To this end, the Bank implemented the standard model for mortgage and commercial loans and the internal model for consumer loans . I. Allowances for individual assessments The individual assessment of trade debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity . Consolidated Financial Statements December 2022 / Banco Santander Chile 30

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent credits after assigning them to one of the three portfolio statuses: Standard, Substandard and Impaired. The risk factors used in the allocation are the industry or sector, business situation, partners and management, their financial situation and ability to pay, and payment behaviour.

The portfolio categories and their definitions are as follows:

i. i. Normal Portfolio includes debtors with a payment ability to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii. Impaired Portfolio includes debtors and loans in which repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest and any other debtor who is overdue by 90 days or more in their payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance and severity, which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The first step to determine the number of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent credits, minus the amounts that are feasible to recover through the activation of the guarantees, financial or real, covering the operations. The respective loss percentages are applied to this exposure result. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value realised at the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to the investment grade of a local or international rating agency recognised by the FMC.

Consolidated Financial Statements December 2022 / Banco Santander Chile 31

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

Furthermore, guaranteed securities cannot be deducted from the exposure amount. Only financial guarantees and collateral can be considered.

Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Non-performing Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness

The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education according to Law No 20,027, provided the breach conditions outlined in Circular No 3454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Between 3% and 20%	10%
C3	Between 20% and 30%	25%
C4	Between 30% and 50%	40%
C5	Between 50% and 80%	65%
C6	More than 80%	90%

All the obligor's loans are maintained in the impaired portfolio until its payment ability is normalised, notwithstanding the charge-off of each particular credit that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i. The debtor has no obligations overdue with the Bank by 30 days or more.
ii. The debtor has not been granted loans to pay its obligations.
iii. At least one of the payments includes the amortisation of capital.
iv. Two payments must already be made if the debtor has made partial loan payments in the last six months.
v. Four consecutive instalments have been made if the debtor must pay monthly instalments for one or more loans.
vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.

Consolidated Financial Statements December 2022 / Banco Santander Chile 32

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued II. Allowances for group assessments Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and debtor exposures that simultaneously meet the following conditions : i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered the gross of provisions or other mitigants and includes housing mortgages in its calculation . Concerning off - balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the Compendium of Accounting Standards for Banks . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio related to the group - rated loans . To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and agreed conditions to establish, using technically sound estimates and prudential criteria, both the payment behaviour of the group and the recoveries of its non - performing loans . This is done using a model based on the characteristics of debtors, payment history, outstanding loans and delinquency, among other relevant factors . The Bank uses credit risk methodologies based on internal and/or standard models to estimate provisions for the group - assessed portfolio, including commercial loans for debtors not individually assessed, housing loans and consumer loans (including instalment loans, credit cards and overdraft facilities) . This methodology helps to independently identify the portfolio's performance one year ahead and determine the provision necessary to cover one year's loss from the balance sheet date . Customers are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (customer - portfolio model) ; this is known as the profiling method . The profiling method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as delinquency, external behaviour, socio - demographic variables, and a response variable that determines the customer's risk . In this case, delinquency is equal to or greater than 90 days . Hence, common profiles are established and assigned a Probability of Non - Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV) . Therefore, once the customers have been profiled and the loan's profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated . This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, minus any amount that can be recovered by activating guarantees (for credits other than consumer loans) . Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognise minimum provisions according to standard methods established by the FMC for those types of loans . While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own methodologies for determining adequate provisions to protect the portfolio's credit risk . Provisions must be made considering the higher value obtained between the respective standardised method and the internal method . Consolidated Financial Statements December 2022 / Banco Santander Chile 33

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

Standard method of group portfolio provisioning

i. Mortgage portfolio

Under the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (LTV) that protects it.

The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Non-performing portfolio
LTV ≤ 40%	PI (%)	1.0916	21.3407	46.0536	75.1614	100
	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LTV ≤ 80%	PI (%)	1.9158	27.4332	52.0824	78.9511	100
	PDI (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	PE (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < LTV ≤ 90%	PI (%)	2.5150	27.9300	52.5800	79.6952	100
	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV > 90%	PI (%)	2.7400	28.4300	53.0800	80.3677	100
	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.

This standardised approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.

If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the non-performing portfolio, with provisions calculated for each of them according to their respective LTV percentages.

In the case of housing mortgage loans linked to housing and subsidy programmes of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by the loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LP factors to be applied to the corresponding provisioning percentage are presented in the table below:

Loss mitigation (LM) factor for loans with state auction insurance		
LTV Range	Segment V: Deeded house price (UF)	
	V<1,000	1,000< V <= 2,000
LTV <= 40%	100	
40% < LTV <= 80%		
80% < LTV <=90%	95	96
LTV > 90%	84	89

Consolidated Financial Statements December 2022 / Banco Santander Chile 34

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii. Commercial portfolio

Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student loans or other commercial loans.

Before implementing the standard method, the Bank used its internal models to determine group business provisions.

a. Commercial leasing operations

The provision factor must be applied to the current value of commercial leasing operations (including the call option) for these operations. Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and type of asset (%)		
Days past due at the end of the month	Type of asset	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-performing portfolio	100.00	100.00

Probability of Non-Performance (PNP) applicable by PVB range and type of asset (%)		
PVB range (*)	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

(*) PVB= Current value of operation/leased asset value

The PVB ratio will be determined considering the appraisal value, expressed in UF for real estate and Pesos for non-real estate, recorded at the time of granting the respective credit, considering any situations that may be causing pricing rises of the asset at that time.

b. Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month. Where payment is due, the factor will also depend on the delinquency of the payment.

Consolidated Financial Statements December 2022 / Banco Santander Chile 35

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20,027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans.

Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%)

Presents payment enforceability or interest at month-end.	Days past due at month-end	Type of student loan	
		CAE	CORFO and others
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Non-performing portfolio	100.00	100.00
No	N/A	41.60	16.50

Probability of Non-Performance (PNP) applicable by PVB range and type of asset (%)

Presents payment enforceability or interest at month-end.	Type of student loan	
	CAE	CORFO and others
Yes	70.90	
No	50.30	45.80

c. Generic commercial loans and factoring

For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent credit exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (PTVG) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and PTVG range (%)

Days past due at month-end	Guarantee		
	PTVG ≤ 100%	PTVG > 100%	No guarantee
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Non-performing portfolio	100.00	100.00	100.00

Consolidated Financial Statements December 2022 / Banco Santander Chile 36

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

Severity (SEV) applicable according to PTVG range (%)			
Guarantee (with/without)	PTVG Range	Factoring and other commercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.00	3.20
	60% < PTVG ≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
No guarantee		56.90	35.90

The guarantees used to calculate the PTVG ratio of this method may be of a specific or general nature. However, a guarantee can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favour of the Bank and only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors).

The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

The following considerations must be taken into account when calculating the PTVG ratio:

i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The PTVG ratio is calculated separately for each secured transaction as the division between the amount of the loans and the contingent credit exposure over the value of the collateral securing it.

ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding PTVG jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent credit exposures over the general or specific guarantees that, according to the scope of the remaining hedge clauses, protect the credits considered in the numerator of the aforementioned ratio.

The amounts of collateral used in the PTVG ratio in (i) and (ii) should be determined according to the:

- Type of real guarantee, the guarantee's last valuation is its appraisal or fair value. Therefore, the criteria indicated in Chapters 7-12 of the Updated Collection of Standards should be considered to determine fair value.
- Possible situations that could be causing temporary increases in the values of the guarantees.
- Limitations on the amount of coverage established in their respective clauses.

III. Provisions for contingent credits

Contingent credits are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or disbursement to be recovered from its customers.

To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below:

Consolidated Financial Statements December 2022 / Banco Santander Chile 37

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

Type of loan	Credit Translation Factors (FCC)
Immediately repayable unrestricted credit lines	10%
Contingent credits linked to CAE	15%
Letters of credit for goods movement operations	20%
Other unrestricted credit lines	40%
Debt purchase commitments in local currencies abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent credits	100%

In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent credits.

IV. Guarantees and credit enhancements

Guarantees are only considered in calculating provisions when they are legally established, and the conditions allowing their eventual activation or settlement in the Bank's favour are met.

Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses, in the event of a debtor's non-performance.

For mortgages and pledges on goods, the Bank undertakes analyses highlighting the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least three years prior. The Bank has the necessary collateral revaluation policies in place.

Financial guarantees, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs.

Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation.

Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor.

V. Additional provisions

According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims.

VI. VI. Provisions related to financing with FOGAPE guarantee Covid-19

The FMC requested the determination of specific provisions for loans secured by the FOGAPE Covid-19 guarantee, for which the expected loss must be determined. This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B-1. This calculation must be made on an aggregate basis, grouping together all transactions to which the same deductible percentage is applicable.

Consolidated Financial Statements December 2022 / Banco Santander Chile 38

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued

Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them. When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid-19 hedge, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor. When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4.1(a) of Chapter B-1 and shall be recognised in accounts separate from commercial, consumer and housing provisions.

VII. Impaired receivables and suspension of accrual

For individual assessments, the impaired portfolio comprises loans classified in the 'non-performing portfolio' plus categories B3 and B4 of the 'substandard portfolio'. For group assessment, it comprises loans in the 'non-performing portfolio'.

The Bank ceases to recognise income on an accrual basis in the Consolidated Statement of Income when the loan or one of its instalments is 90 days overdue. From the date on which interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Consolidated Statement of Financial Position. No income from such loans shall be recognised unless duly received in the Consolidated Statement of Income.

VIII. Charge-offs

As a general rule, charge-offs should be applied when the contractual rights to the cash flows expire.

The charge-offs in question refer to the derecognition in the Consolidated Statement of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in instalments or a leasing transaction (there are no partial charge-offs). This includes overdue, past-due and current instalments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency.

Charge-offs are always booked against the credit risk provisions set up under Chapter B-1 of the CASB, regardless of the reason for the write-off.

Charge-offs should be carried out in the following circumstances, whichever occurs first:

a. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded on the asset.
b. When an unencumbered claim is 90 days old since it was registered as an asset.
c. Upon expiry of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision.
d. When the period of arrears of a transaction reaches the time limit for charge-offs set out below:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Consolidated Financial Statements December 2022 / Banco Santander Chile 39

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued IX. Recovery of loans previously written off and accounts receivable from customers Subsequent payments on written - off transactions shall be recognised in profit or loss as recoveries of impaired loan receivables. When there are recoveries in terms of goods, the income is recognised as the amount by which they are incorporated into the asset under the provisions of the Chapter on Goods received or awarded in payment of obligations. The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are returned to the asset. q. Impairment of financial assets other than loans and receivables and contingent liabilities The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at the amortised cost other than loans and contingent receivables. The expected credit loss is generally estimated as the difference between all contractual cash flows recovered under the contract. All cash flows expected to be received are discounted at the effective interest rate originated. This model uses a dual measurement approach in which the impairment provision is measured as follows: Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date. Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument. At each reporting date, an entity must measure the provision at an amount equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition . Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months' . Consolidated Financial Statements December 2022 / Banco Santander Chile 40

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition as well as considering reasonable and tenable information made available without unnecessary cost or effo rt, indicating the growth of credit risk since its initial recognition (on a group or individual basis) . Based on changes in credit quality, IFRS 9 describes a 'three - step' impairment model according to the following diagram : Change in credit quality since initial recognition Phase 1 Phase 2 Phase 3 Initial recognition Credit loss expected in 12 months Significant increase in credit risk since initial recognition Lifetime credit loss Credit - impaired assets Lifetime credit loss Reasonable and tenable information refers to information that is readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions . When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator . Measurement of expected credit loss Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are: PD: The probability of default estimates the probability of non - performance over a given time frame. LGD: Loss - given default estimates the loss that would occur in the event of a default at a given time. EAD : Exposure at default is an estimate of the exposure at a future date of non - performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults . Collateral and other credit enhancements are considered to measure expected credit loss. The Bank considers that if contractual payments are overdue by 30 days or more, the credit risk has increased significantly since the initial credit recognition, but this is not an absolute indicator. Recognition of expected credit loss An entity shall recognise in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or reversals) by which the value is adjusted given the losses that have occurred by the reporting date in order to capture the amount that requires recognition accurately . For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value . Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and the Consolidated Statement of Income at each reporting date . In the case of assets measured at amortised cost, impairment is presented through a supplementary account that reduces the asset's value. Consolidated Financial Statements December 2022 / Banco Santander Chile 41

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued r. Impairment of non - financial assets The Bank's non - financial assets are reviewed at each reporting date of the Consolidated Financial Statements for indications of impairment (i . e . , when the carrying amount exceeds the recoverable amount) . If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss . The recoverable amount is the higher of fair values minus costs of disposal and value in use . In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre - tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted . If the recoverable amount of an asset is estimated to be lower than its carrying amount, it is written down as its recoverable amount . The impairment loss is recognised immediately in profit or loss . Concerning other assets, impairment loss recognised in prior periods is assessed at each reporting date for any indication that the loss has decreased and should be reversed . The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years . Loss for goodwill impairment recognised through capital gains is not reversed . s. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity is uncertain . These provisions are recognised in the Consolidated Statements of Financial Position when all the following requirements are met : Consolidated Financial Statements December 2022 / Banco Santander Chile 42 iii. i. It is a present obligation (legal or constructive) as a result of past events and, ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and; the amount of these resources can be reliably measured. Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events . These are only confirmed if one or more uncertain future occurrences are not wholly within the Bank's control . The Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not . Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period . Provisions are used when the liabilities for which they were originally recognised are settled . Partial or total reversals are recognised when such liabilities cease to exist or are reduced . Provisions are classified according to the obligation covered as follows : - Provisions for employee benefit obligations - Provisions for lawsuits and litigations - Provisions for operational risk - Provisions for mandatory dividends - Provisions for contingent loan risks - Provisions for contingencies t. Income tax and deferred taxes The Bank recognises, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases . Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realised or settled according to current tax legislation . The future effects of tax legislation or tax rate changes are recognised in deferred taxes from when the law approving such changes is published .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities . In addition, it should be included the monthly provision payments to be recovered for profits absorbed by tax losses . In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation . For its presentation in the Consolidated Statements of Financial Position, under IAS 12 , the tax items should be cleared at the taxing entity's level as deemed appropriate to subsequently add the net balances per taxing entity on a consolidated level . u. Employee benefits i. Post - employment benefits – Defined Benefit Plan: According to the current collective labour covenant and other agreements, Banco Santander - Chile makes available an additional benefit for its main executives consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon their retirement . Features of the Plan: The main features of the Post - Employment Benefits Plan promoted by the Banco Santander - Chile are : Consolidated Financial Statements December 2022 / Banco Santander Chile 43 iii. i. Aimed at the Bank's management . ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old . The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs . Periodic contributions will be made equal to the amount each manager commits to their voluntary contribution plan . iv . The Bank will be responsible for granting the benefits directly . The projected unit credit method calculates the present value of the defined benefit obligation and the current service cost. Components of defined benefit cost include: - Current and past service costs are recognised in profit or loss for the period. - Net interest over the net defined benefit liability (asset), recognised in profit or loss for the period. - New net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognised in other comprehensive income. The net defined benefit liability is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value. The plan assets comprise the pension fund procured by the Bank through an unrelated third party. These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits. The Bank recognises the present service cost and the net interest of the 'Personnel wages and expenses' on the Consolidated Statement of Income . The plan's structure does not generate actuarial gains or losses . The plan's performance is established and fixed during the period ; consequently, there are no changes to the asset's ceiling . Accordingly, there are no amounts recognised in other comprehensive income .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued The post - employment benefits liability, recognised in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank . Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions . When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease . ii. Severance package: Severance packages by years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its activation are known . iii. Cash - settled share - based payments: The Bank allocates cash - settled share - based payments to executives of the Bank and its Subsidiaries under IFRS 2 . Accordingly, the Bank measures the services received and the obligation incurred at fair value . Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognising any change to fair value in the income statement for the period . v. Use of Estimates Preparing the Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect applying the accounting policies and the reported values of assets, liabilities, revenues and expenses . Accordingly, actual results may differ from these estimates . In certain cases, the International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair value . The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transac tion between informed market participants at the measurement date . When available, quoted market prices in active markets have been used for measurement . When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques . The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC . These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay . Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Consolidated Statement of Income . Loans are written off when the contractual rights for the cash flows expire . Nevertheless, for loans and accounts receivable from customers, the Bank will charge off per Title II of Chapter B - 2 of the Compendium of Accounting Standards issued by the FMC . Charge - offs are recorded as a reduction of credit risk provisions . Consolidated Financial Statements December 2022 / Banco Santander Chile 44

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES, continued The Bank's Management regularly reviews the relevant estimates and assumptions used to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments . Revised accounting estimates are recorded in the period the estimate is revised and in any affected future period . These estimates are based on the best available information and mainly refer to the following: - Allowances for loan loss (Notes 13 and 41) - Impairment loss on certain assets (Notes 11, 13, 15, 16, 17, 39 and 40) - The useful lives of tangible and intangible assets (Notes 15, 16 and 17) - The fair value of assets and liabilities (Notes 8, 11, 12, 21 and 44) - Commitments and contingencies (Note 29) - Current and deferred taxes (Note 18) w. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period . Diluted earnings per share are calculated similarly to basic earnings . Still, the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt . As of December 31 , 2022 , and 2021 , the Bank does not hold any instruments that have a dilutive effect on equity . x. Temporary acquisition (assignment) of assets Purchases or sales of financial assets under non - optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as a financial assignment based on the nature of the debtor (the creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and accounts receivable from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits and collections') . The difference between the purchase and sale prices is recorded as financial interest over the contract's life. y. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander SA Sociedad Securitizadora) that third parties own are not included in the Consolidated Statements of Financial Position . Nonetheless, the Consolidated Statement of Income includes management fees in 'Fee and commission income' . z. Provision for mandatory dividends As of December 31 , 2022 , and 2021 , the Bank recognised a liability (provision) for minimum or mandatory dividends . This provision is made under Article 79 of the Chilean Corporation Law, which is under the Bank's internal policy, which requires at least 30 % of net income for the period to be distributed, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares . This provision is recorded as a deduction from 'Retained earnings' under 'Provision for dividends, interest payments and repricing of equity financial instruments' in the Consolidated Statements of Changes in Equity . Consolidated Financial Statements December 2022 / Banco Santander Chile 45

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 1. Pronouncements issued and adopted As of the date these Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below : a. Accounting Standards issued by the Financial Market Commission. Circular No 2243 - Compendium of Accounting Standards for Banks (CASB) As of December 20 , 2019 , the FMC issued the updated version of the Compendium of Accounting Standards for Banks (CASB) . It mainly incorporates the new amendments introduced by the International Accounting Standards into the International Financial Reporting Standards (IFRS) in recent years, particularly the IFRS 9 , 15 and 16 . It also establishes new delimitations or clarifications due to the need to follow more prudential criteria (i . e . , chapter 5 of impairment of IFRS 9 ), detailed in chapter A - 2 . The amendments seek greater convergence with the IFRS to improve financial information disclosure and contribute to the transparency of the banking system . As of April 20 , 2020 , the FMC issued Circular N ƒ 2249 postponing the implementation of the new CASB from January 1 , 2022 , with a transition date of January 1 , 2021 , for comparative financial statements in March 2022 . Furthermore, the criteria changes to the suspension of the recognition of interest and indexation income (Chapter B - 2 ) must be adopted no later than January 1 , 2022 , with a transition date at the beginning of any month before such date, recording the impact on equity and disclosing the date on which this criterion was adopted . The Bank has determined that the main impacts are related to applying the IFRS 9 in the valuation of financial instruments and applying the new exposure factors to determine the provisions related to contingent loans . These changes implied that the Bank's Equity increased by approximately 6 . 7% . Circular No 2295 - Compendium of Accounting Standards and Information System Manual . Adjustments and instruction updates . As of October 7 , 2021 , the FMC issued this circular after several analyses related to the Basel III standards implementation . As a result, the FMC has decided to amend some of the CASB's instructions to align with these standards . Likewise, some adjustments aiming to improve the Amendments introduced to the Compendium are contemplated in Circular No 2243 , as of December 20 , 2019 , with the main goal of reconciling it with various changes observed in the International Financial Reporting Standards (IFRS), particularly regarding provisions of IFRS 9 , replacing IAS 39 . The Bank has implemented all amendments in preparing the financial statements and the reports submitted to the Central Bank . Circular No 2305 - Amends CASB's Chapter C - 1 . As of February 16 , 2022 , by virtue of the regulation review that the Commission prepared, it has determined necessary to amend Table No 2 of Annex No 6 to Chapter C - 1 of the Compendium of Accounting Standards for banks (CASB) . This was included in the amendment to the CASB agreed upon in Circular No 2249 of 2019 , with the last update published on October 7 , 2021 , by Circular No 2295 . This table is part of note 48 in the Financial Statements and refers to the indicators of the level of solvency for regulatory compliance . The Bank has implemented this amendment in preparing its first financial statements as of March 2022 . Circular No 2313 - Modifies CASB's Chapter B - 1 . As of April 27 , 2022 , in the latest amendment to the Compendium of Accounting Standards for Banks (CASB), it was established that, in the creation of the group portfolio, commercial exposures, other than student loans, associated with the same counterparty, should not exceed a threshold of 20 , 000 UF and 0 . 2 % of the group portfolio . When calculating the exposure to the same counterparty, the exposure obtained on an aggregated basis must be considered using the Commission's definition of a corporate group . The Bank has implemented this change generating a net impact of MM $ 2 , 344 in higher provisions for credit risk . Circular No 2320 - Removes file C 04 from the Banking Information System Manual . As of September 21 , 2022 , the delivery of file C 04 of the Accounting System is terminated . This file was used to collect information on core capital, effective equity and credit risk - weighted assets according to the methodology before implementing the Basel III framework under Law No 21 , 130 . The Bank has implemented this change with no impact on the Consolidated Financial Statements . b. Accounting Standards issued by the International Accounting Standards Board. Annual Improvements to IFRSs 2018 - 2020 . As of May 15 , 2020 , the IASB issued the following improvements : IFRS 1 First - time adoption of International Financial Reporting Standards : allows entities that have measured their assets and liabilities at the carrying amounts recorded in their head office's books to also measure cumulative translation differences using the amounts reported by the head office . This amendment also applies to associates and joint ventures that have taken the same IFRS 1 exemption . Consolidated Financial Statements December 2022 / Banco Santander Chile 46

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED, continued IFRS 9 Financial Instruments - Fees in the ' 10 % test' for derecognition of financial liabilities : This amendment clarifies that fees should include an entity when it applies the ' 10 % test' in paragraph B 3 . 3 . 6 of IFRS 9 when assessing the derecognition of a liability . An entity will recognise only commissions paid and received between the entity (the debtor) and the lender, including commissions paid and received by the entity or the lender on behalf of others . IFRS 16 Leases - Lease Incentives : The amendment to the Illustrative Example 13 that accompanies IFRS 16 removes the illustration of the lessor's reimbursement for improvements from the example to resolve any possible confusion concerning the treatment of leasing incentives arising from how such incentives are depicted in such example . IAS 41 Agriculture - Taxes in Fair Value Measurement : the amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude tax cash flows when measuring the fair value of a biological asset using the present value technique . This will guarantee consistency with the requirements of IFRS 13 . The improvements to IFRS 1 , IFRS 9 and IAS 41 take effect as of January 1 , 2022 , with earlier application permitted . The amendment to IFRS 16 only refers to an illustrative example, so it does not require an enactment date . The Bank has implemented these improvements without significant impacts . Amendment to IAS 16 'Property, Plant and Equipment' prohibits companies from deducting from the cost of property, plant and equipment the revenues received from the sale of items produced while the company is preparing the asset for its intended use . The company is required to recognise such sales revenues and related costs in profit or loss for the period . ERROR Instead, an entity shall recognise the revenue from selling those items and the cost of producing them in profit or loss . This amendment is effective as of January 1 , 2022 , with early application permitted . The Bank has implemented these improvements without significant impacts . Amendment IAS 37 - Onerous contracts, costs of fulfilling a contract . As of May 15 , 2020 , the IASB published this amendment, establishing that the cost of fulfilling a contract comprises the costs directly related to the contract . The costs that are directly related to a contract can be incremental costs of fulfilling that contract (examples would be direct labour and materials) or an allocation of other costs that are directly related to the fulfilment of contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used to fulfil the contract) . This amendment is effective as of January 1 , 2022 , with early application permitted . The Bank has implemented these improvements without significant impacts . Amendment to IFRS 3 - Reference to the conceptual framework . As of May 15 , 2020 , the IASB published this amendment which updates IFRS 3 to refer to the 2018 Conceptual Framework instead of the 1989 Framework . Additionally, it adds to IFRS 3 a requirement for transactions and other events within the scope of IAS 37 or IFRIC 21 for an acquirer to apply IAS 37 or IFRIC 21 (instead of the Conceptual Framework) in identifying liabilities assumed in a business combination and adds an explicit statement stating that an acquirer should not recognise assets contingents acquired in a business combination . This amendment is effective as of January 1 , 2022 , with early application permitted . The Bank has implemented these improvements without significant impacts . 2. Pronouncements issued which have not yet been adopted As of the reporting date of these Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of December 31 , 2022 . Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date . a. Accounting Standards issued by the Financial Market Commission. General Standard No 484 - Commissions on credit operations . Law No 18 , 010 and adjustment to current contracts . As of August 5 , 2022 , the FMC has issued this instruction to establish requirements, rules and conditions to be met by fees charged regarding money lending transactions . In general terms, any payment that the creditor receives or is entitled to receive will be considered interest, except for those that have a special legal regime and those that comply with the following : 1. The charge made to the debtor must be calculated based on the cost of providing the service. 2. The service must be real, actually provided to the debtor and distinct from those inherent to the money lending operation. 3. The amount to be paid by the debtor must have been expressly informed and accepted by the debtor prior to collection and service provision. Consolidated Financial Statements December 2022 / Banco Santander Chile 47

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED, continued 4 . The charges associated with the services to be contracted in connection with credit operations must be made available to the public through the same channels that are used to make offers of credit operations or the contracting of credit operations . Inherent services are defined as those necessary to initiate, execute, materialise or terminate the credit operation and those that the creditor is obliged to provide in compliance with legal and regulatory requirements applicable to credit operations. The same requirements and rules governing fees and commissions apply to money lending transactions originating from using credit lines associated with current accounts or credit cards as set out above. Administration, operation and maintenance services must be considered as fees, provided that the charge is not a function of the amount of the credit operation and that the cost has not been charged for another service product. Any charges that do not comply with commissions must be considered fees to calculate the maximum conventional rate. The instructions are effective as of August 1, 2023, and institutions that need to modify contracts must, at their own expense, send a communication indicating this fact, together with an annexe of modifications and their justifications for their acceptance or rejection, by the means agreed with their clients. Institutions may only terminate the contract in the event of rejection of amendments that are intended to bring contracts into line with the changes introduced. Standard under consultation for the new standardised methodology for the computation of allowances for consumer loans - On August 17 , 2022 , the Financial Market Commission (FMC) announced the start of the public consultation on the standardised methodology for the computation of provisions for consumer loans and contingent credits granted by banking institutions established in the country . The regulation under consultation would allow all loans granted by banks to have a standard methodology for the computation of provisions, as for other portfolios . This consultation period ended on December 31 , 2022 . As of the date of issuance of these financial statements, the final regulations have not yet been published . b . Accounting Standards issued by the International Accounting Standards Board . Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - As of September 11 , 2014 , the IASB published this amendment, which clarifies the scope of the gains and losses recognised in a transaction involving an associate or joint venture, stating this depends on whether the asset sold or the contribution constitutes a business . Therefore, the IASB concluded that all gains or losses should be recognised at the business' loss of control . Likewise, profit or loss resulting from the sale or contribution of a non - business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognised only to the extent of the unrelated interests in such associate or joint venture . This standard initially took effect on January 1 , 2016 . Nevertheless, on December 17 , 2015 , the IASB issued an 'Effective Date of Amendment to IFRS 10 and IAS 28 ', postponing this standard's enactment indefinitely . Accordingly, the Administration will await the new validity to assess the potential effects of this modification . Amendment to IAS 1 - Classification of liabilities as current and non - current - As of January 23 , 2020 , the IASB issued this modification that affects only the presentation of liabilities in the statement of financial position . The classification as current or non - current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only rights outstanding at the end of the reporting period affect the classification of a liability . Along the same lines, it specifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer a liability settlement and clarifies that the settlement refers to the transfer of cash, equity instruments, and other assets or services to the counterparty . This modification is effective as of January 1 , 2023 , with retroactive effect, and early application is allowed . Accordingly, this standard has no impact on the Bank's financial position . Amendment to IAS 8 - Definition of Accounting Estimates . As of February 12 , 2021 , the IASB published this amendment to help entities distinguish between accounting policy and accounting estimate . A definition of accounting estimates replaces the definition of change in accounting estimates . According to the new definition, accounting estimates are 'monetary amounts in the financial statements subject to measurement uncertainty' . The amendments are effective for annual periods beginning on or after January 1 , 2023 and include changes in accounting policies and accounting estimates occurring on or after the beginning of that period . Early application is allowed . Accordingly, this standard has no impact on the Bank's financial position . Consolidated Financial Statements December 2022 / Banco Santander Chile 48

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED, continued Amendment to IAS 1 and Statements of the practice of IFRS 2 - Disclosures of accounting policies . As of February 12 , 2021 , the IASB published this amendment intended to assist preparers in deciding which accounting policies should be disclosed in their financial statements . The modifications include the following : - An entity is required to disclose its material accounting policy information rather than its significant accounting policies . - It explains how an entity might identify material accounting policies and gives examples of when accounting policies are likely to be materials . - The amendments clarify that information on accounting policies may be material due to its nature, even if the amounts related are immaterial - The amendments clarify that information about accounting policies is material if the users of the statements and financiers of an entity will need it to understand other material information in the financial statements . - The amendments clarify that if an entity discloses immaterial accounting policy information, such information will not hide the information accounting policy material . Furthermore, the IFRS 2 Practice Statement has been modified to add guidance and examples explaining and showing the application of the 'four - step materiality process' within the accounting policy information to support the amendments to IAS 1 . Modifications are applied prospectively . The amendments to IAS 1 are effective for annual periods beginning on January 1 , 2023 . Early application is allowed . Once the entity applies the amendments to IAS 1 , it can also apply amendments to the IFRS 2 Practice Statement . The Bank's management considers that there is no impact on the presentation of the consolidated financial statement . Amendment IAS 12 - Deferred taxation of assets and liabilities arising from a single transaction . This Amendment was issued on May 7 , 2021 , concerning the management of deferred taxes on transactions such as leases and decommissioning obligations . In these situations, entities must recognise deferred assets and liabilities in the event that temporary differences occur, both deductible and taxable for the same amount . The modifications are effective in the financial year starting on January 1 , 2023 , with early application allowed . The Bank's management considers that there is no material impact on the presentation of the consolidated financial statement . Amendment of IFRS 17 - Initial Application of IFRS 17 and IFRS 9 , Comparative information . This Amendment, issued on December 9 , 2021 , permits an entity that applies IFRS 17 and IFRS 9 for the first time to simultaneously apply a 'classification overlap' in order to present comparative information about financial assets if said comparative information has not been restated under IFRS 9 . A financial asset's comparative information will not be restated if the entity chooses not to restate prior periods or the entity restates prior periods, but the financial asset has been derecognised during them . An entity that chooses to apply the amendment does so when it first implements IFRS 17 (January 1 , 2023 ) . The Bank's management will evaluate this rule's impact on presenting the statement of financial position . Amendment to IFRS 16 - Lease liability on a sale and leaseback . This amendment, issued on September 22 , 2022 , requires a lessee - seller to subsequently measure lease liabilities arising from a subsequent lease in a manner that does not recognise any gain or loss related to the right - of - use . The new requirements do not prevent a vendor - lessee from recognising in profit or loss any gain or loss related to the partial or total termination of a lease . The amendments are effective for annual periods beginning on or after January 1 , 2024 . Early application is allowed . The administration will evaluate this amendment whenever it presents leaseback sales . Consolidated Financial Statements December 2022 / Banco Santander Chile 49

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 04 - ACCOUNTING CHANGES As of December 20 , 2019 , through Circular No 2243 , the FMC issued the new version of the CASB, which mainly incorporates the new amendments introduced by the International Accounting Standards Board (IASB) to the International Financial Reporting Standards (IFRS) in recent years, particularly concerning IFRS 9 , 15 and 16 . Furthermore, this update enabled unifying the presentation formats, improved the openness of financial information and clarified the restrictions and limitations of IFRS . As a result of the above, the main changes introduced to the CASB correspond to chapters A - 1, A - 2, B - 2, C - 1, C - 2, and C - 3 and can be summarised in the following points: Incorporating IFRS 9 excepting Chapter 5.5 on impairment of loans classified as 'financial assets at amortised cost'. Banking institutions should apply CASB Chapter B - 1 to determine loan portfolio impairment on this issue. Changes in the presentation formats of the Statement of Financial Position and Statement of Income by adopting IFRS9 instead of IAS39. Incorporating new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investing activities for the Statement of Cash Flows. Incorporation of a financial report or 'Management Commentary' (as per IASB Practice Paper No 1), which will complement the information provided in the interim and annual financial statements. Amendments to the financial statements' notes, specifically the note on financial assets at amortised cost and the risk management and reporting note, to better comply with the disclosure criteria contained in IFRS 7 . Also, related party disclosures are aligned with IAS 24 . Changes to the chart of accounts in Chapter C - 3 of the CASB, both in the codification and description of accounts . Criterion amendment for suspending the recognition of interest and indexation income on an accrual basis for any loan overdue by 90 days or more . Adequacy of the limitations and clarifications to the use of IFRS contained in Chapter A - 2 of the CASB, which are summarised as follows : - Special rules on provisions (B - 1 to B - 7): These take precedence over generally accepted accounting principles in case of discrepancies. - Recognition of purchase and sale transactions of financial instruments at the trade date. - Excluding the treatment of embedded derivatives from the methods of readjustment of transactions in Chilean currency authorised by the Central Bank of Chile (UF, IVP or UTM). - The valuation basis of goodwill and other intangibles is backed by two reports from qualified and independent professionals. - Financial assets impairment and charge - offs: as set out in paragraphs 5.5 and 5.4.1(a) and (b), 5.4.3 and 5.4.4 of IFRS 9, these shall not apply to loans and receivables ('Due from banks' and 'Loans and receivables from customers'). - Valuation of fixed assets (IAS 16), intangible assets (IAS 38), investment property (IAS 40) and leasehold assets (IFRS 16): the cost methodology should be applied as a subsequent measurement. - IFRS 16 and the role of the lessor, concerning leasing transactions in which the Bank acts as lessor, the updated Compilation of Standards for banks (RAN) 8 - 37 and Chapters B - 1, B - 2 and B - 3 of the new CASB must be applied. Accordingly, paragraph 77 of IFRS 16 on impairment and derecognition does not apply. - Valuation and classification of AT 1 instruments, bonds with no fixed maturity and preference shares must initially be valued at fair value minus transaction costs . Transaction costs may be deferred for up to 5 years, including issuance costs . - Valuation and classification of T 2 instruments and subordinated bonds must be initially valued at fair value minus transaction costs . - Under IAS 21 , assets and liabilities payable in Pesos indexed at a foreign exchange rate or documented in a foreign currency do not constitute transactions denominated in a foreign currency . - IFRS 9 on hedges, when applying IFRS 9 for the first time, one may elect to continue to use IAS 39 for hedge accounting . As of October 7, 2021, the FMC, through Circular No 2,295, updated the new CASB to incorporate the accounting information necessary to bring the financial statements in line with the full implementation of Basel III. In detail, the modifications include: 1. IFRS 9 on the accounting treatment of instruments eligible for additional tier 1 (AT1) and tier 2 (T2) capital 2. IAS8 for event - driven errors related to operational risk events 3. IAS37 on the determination of provisions for operational risk Consolidated Financial Statements December 2022 / Banco Santander Chile 50

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 04 - ACCOUNTING CHANGES, continued Furthermore, Chapter B - 1 on the aggregate exposure for the group commercial portfolio was amended . A longer deadline for its adoption was proposed, independent of the first implementation date of the CASB, and consistency adjustments were made to the Bank Information System Manual to make some regulatory files of the Accounting and Product System compatible with the amendments made to the CASB . The new CASB and its amendments are applicable from January 1 , 2022 , with a transition date of January 1 , 2021 , for the comparative financial statements to be published in March 2022 . At the same time, the group assessment criterion should be considered from July 1 , 2022 . Transition impacts should be recorded against the equity item 'non - earnings reserves' on January 1 , 2021 . The main impacts of the implementation of the new CASB are detailed and explained below: a. Reconciliation of assets The main adjustments arising from the migration to the CASB in equity are as follows: As of December 31, As of January 1, 2021 2021 MCh$ MCh$ 3,494,580 3,652,599 Assets before regulatory changes Adjustments: (6,062) 1,408 Fair value of loans - 174 Fair value of minority investments Provisions associated with unrestricted, automatically 12,124 18,278 cancelled credit lines 311,761 - Fair value of investments at maturity (710) - Provision for held - to - maturity investments Provision for investments at fair value through other - - comprehensive income (1,287) - Minimum dividends 321,980 13,706 Subtotal (87,283) (3,701) Deferred taxes on adjustments 234,697 10,005 Total adjustments 3,729,277 3,662,604 Total Equity, according to CASB b. Reconciliation of results The main adjustments resulting from the migration to the CASB in the Result are as follows: As of December 31, 2021 MCh$ Consolidated Financial Statements December 2022 / Banco Santander Chile 51 774,959 Result before regulatory changes Adjustments: 6,154 Provisions associated with unrestricted, automatically cancelled credit lines (710) Fair value of held - to - maturity investments at amortised cost - Provision for investments at fair value through other comprehensive income 5,444 Subtotal (1,470) Deferred taxes on adjustments 3,974 Total adjustments 778,933 Results according to CASB

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 04 - ACCOUNTING CHANGES, continued c. Explanation of adjustments i. Fair value of loans The Bank has established a Business Model for a particular group of loans . The management's defined objective is to hold or sell . This portfolio is classified as financial assets at fair value through other comprehensive income and measured at fair value . The adjustment consists of incorporating this fair value . ii. Fair value of minority investments The Bank has elected to measure minority shareholding investments irrevocably at fair value through other comprehensive income following IFRS 9 5 . 7 . 5 . The adjustment corresponds to the inclusion of this fair value . This investment was finally sold in 2021 and therefore has no effect as of December 31 , 2021 . Consolidated Financial Statements December 2022 / Banco Santander Chile 52 iii. Provisions associated with unrestricted, automatically cancelled credit lines According to Chapter B - 3 of the new CASB, unrestricted and immediately repayable credit lines must consider an FCC equivalent to 10 % in determining the exposure to provisions . Under the previous compendium, this percentage was 35% . The adjustment is the percentage change to determine the exposure . iv. Fair value of investments at maturity The Bank has reclassified financial instruments measured at fair value through other comprehensive income to a business model that should be measured at amortised cost according to its objective . Accordingly, following IFRS 9 5 . 6 . 5 , cumulative gains or losses previously recognised in other comprehensive income shall be removed from equity and adjusted against the fair value of the financial asset at the date of reclassification . The adjustment consists of eliminating the accumulated fair value in other comprehensive income . v. Provision for held - to - maturity investments According to IFRS 9 5 . 5 . 1 , the Bank must recognise provisions for expected credit loss on financial assets measured at amortised cost . Therefore, the adjustment is the recognition of such a provision . vi. Provision for investments at fair value through other comprehensive income According to IFRS 9 5 . 5 . 1 , the Bank must recognise provisions for expected credit loss on financial assets measured at fair value through other comprehensive income . Nevertheless, the provision should be recognised in other comprehensive income against profit or loss . v ii. Minimum dividends Article 79 of the Chilean Corporation Law stipulates that at least 30% of the net profit for the year shall be distributed. This adjustment consists of determining 30% of the adjustments affecting the result for the year. viii. Deferred taxes This adjustment consists of determining the deferred taxes related to the adjustments made. These adjustments, both in equity and profit or loss, are generated by adopting the FMC's CASB and therefore do not correspond to the recognition of prior period mistakes following IAS 8.

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 04 - ACCOUNTING CHANGES, continued d. Pro - forma financial statements in accordance with the CASB: The Pro - forma Consolidated Statement of Position for the opening balances as of January 1, 2021, is as follows: As of January 1, 2021 Balance Initial Adjustments Reclassification Balance Final MCh$ MCh$ MCh$ MCh$ ASSETS 2,803,288 - - 2,803,288 Cash and cash equivalent. 452,963 - - 452,963 Cash in collection process 8,798,538 - (367,265) 9,165,803 Financial assets held for trading at fair value through profit or loss 8,664,820 - (367,265) 9,032,085 Financial derivatives contracts 133,718 133,718 Debt financial instruments Consolidated Financial Statements December 2022 / Banco Santander Chile 53 Other Non - trading financial assets mandatorily measured at fair value through - - - - - - - - - - - - profit or loss Financial assets designated at fair value through profit or loss 7,229,639 1,408 65,689 7,162,542 Financial assets at fair value through other comprehensive income 7,160,325 (2,217) 7,162,542 Debt financial instruments 69,314 1,408 67,906 Other 367,265 - 367,265 - Financial derivative contracts for hedge accounting 33,364,443 - (67,906) 33,432,349 Financial assets at amortised cost - - - - Rights under repurchase and securities lending agreements - - - - Debt financial instruments 18,920 - - 18,920 Interbank loans 16,322,941 - (67,906) 16,390,847 Loans and receivables from customers - Commercial 12,350,544 - - 12,350,544 Loans and receivables - Mortgage 4,672,038 - - 4,672,038 Loans and receivables from customers - Consumers 13,161 174 2,217 10,770 Investment in companies 82,537 - - 82,537 Intangible assets 187,240 - - 187,240 Fixed assets 201,611 - - 201,611 Assets under the right to use leased assets and lease obligations 2,897 - 2,897 - Current taxes 405,781 (3,273) (129,064) 538,118 Deferred taxes 1,689,107 - (49,749) 1,738,856 Other assets 49,749 - 49,749 - Non - current assets and disposal groups and liabilities included in disposal groups 55,648,219 (1,691) (126,167) 55,776,077 TOTAL ASSETS

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 04 - ACCOUNTING CHANGES, continued

	As of January 1, 2021			
	Balance Final MCh$	Reclassification MCh$	Adjustments MCh$	Balance Initial MCh$
LIABILITIES				
Cash in collection process	361,631	-	-	361,631
Financial liabilities held for trading at fair value through profit or loss	**9,018,660**	**(449,137)**	**-**	**8,569,523**
Financial derivatives contracts	9,018,660	(449,137)	-	8,569,523
Other	-	-	-	-
Financial liabilities designated at fair value through profit or loss	-	-	-	-
Financial derivative contracts for hedge accounting	-	449,137	-	449,137
Financial liabilities at amortised cost	**40,829,586**	**(1,357,539)**	**-**	**39,472,047**
Deposits and other demand liabilities	14,560,893	-	-	14,560,893
Time deposits and other term equivalents	10,581,791	-	-	10,581,791
Obligations under repurchase and securities lending agreements	969,808	-	-	969,808
Interbank borrowing	6,328,599	-	-	6,328,599
Debt financial instruments issued	8,204,177	(1,357,539)	-	6,846,638
Other financial liabilities	184,318	-	-	184,318
Obligations under leasing contracts	149,585	-	-	149,585
Financial instruments of regulatory capital issued	-	1,357,539	-	1,357,539
Provisions for contingencies	456,120	(318,234)	-	137,886
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	-	155,234	-	155,234
Special provisions for credit risk	-	162,802	(12,124)	150,678
Current taxes	12,977	2,897	-	15,874
Deferred taxes	129,066	(129,064)	428	430
Other liabilities	1,165,853	198	-	1,166,051
Liabilities included in disposal groups for sale	-	-	-	-
TOTAL LIABILITIES	**52,123,478**	**(126,167)**	**(11,696)**	**51,985,615**
EQUITY				
Capital	891,303	-	-	891,303
Reserves	2,341,986	-	8,851	2,350,837
Other comprehensive income accrued income	**(27,586)**	**-**	**1,154**	**(26,432)**
Items not to be reclassified to profit or loss	-	753	126	879
Items that may be reclassified to profit or loss	(27,586)	(753)	1,028	(27,311)
Retained earnings from prior years	.	-	-	-
Profit (loss) for the year	517,447	-	-	517,447
Minus: Provision for minimum dividends	(155,234)	-	-	(155,234)
Equity holders of the Bank:	**3,567,916**	**-**	**10,005**	**3,577,921**
Non-controlling interest	**84,683**	**-**	**-**	**84,683**
TOTAL EQUITY	**3,652,599**	**-**	**10,005**	**3,662,604**
TOTAL LIABILITIES AND EQUITY	**55,776,077**	**(126,167)**	**(1,691)**	**55,648,219**

Consolidated Financial Statements December 2022 / Banco Santander Chile 54

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 04 - ACCOUNTING CHANGES, continued The Pro - forma Consolidated Statement of Position as of December 31, 2021, is as follows: As of December 31, 2021 Ba l a nce Final MCh$ Ba l a nce Rec l ass i f i cat i on MCh$ A d j us t m e n t s MCh$ Initial M C h$ ASSETS Cash and cash equivalent. Cash in collection process Financial assets held for trading at fair value through profit or loss Financial derivatives contracts Debt financial instruments Other Non - trading financial assets mandatorily measured at fair value through profit or loss Financial assets designated at fair value through profit or loss Financial assets at fair value through other comprehensive income Consolidated Financial Statements December 2022 / Banco Santander Chile 55 2,881,558 - - 2,881,558 390,271 - - 390,271 9,567,818 - (629,136) 10,196,954 10 , 123 , 60 7 73,347 (629 , 136 ) - - - - - 9 , 494 , 47 1 73,347 - - - - - - - - - - 5 , 803 , 13 9 103 , 71 9 (6 , 062 ) 5 , 900 , 79 6 5,801,378 - (1,761) 5,803,139 Debt financial instruments 99,418 (6,062) 105,480 - Other 629,136 - 629,136 - Financial derivative contracts for hedge accounting 40,262,257 311,050 (105,480) 40,056,687 Financial assets at amortised cost - - - - Rights under repurchase and securities lending agreements 4,691,730 311,050 - 4,380,680 Debt financial instruments 428 - - 428 Interbank loans 17,033,456 - (105,480) 17,138,936 Loans and receivables from customers - Commercial 13,802,214 - - 13,802,214 Loans and receivables - Mortgage 4,734,429 - - 4,734,429 Loans and receivables from customers - Consumers 37,695 - 1,761 35,934 Investment in companies 95,411 - - 95,411 Intangible assets 190,290 - - 190,290 Fixed assets 184,528 - - 184,528 Assets under the right to use leased assets and lease obligations 121,534 - - 121,534 Current taxes 418,763 (4,743) (336,193) 759,699 Deferred taxes 2,932,813 - (22,207) 2,955,020 Other assets 22,207 - 22,207 - Non - current assets and disposal groups and liabilities included in disposal groups 63,635,077 300,245 (336,193) 63,671,025 TOTAL ASSETS

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 04 - ACCOUNTING CHANGES, continued

	As of December 31, 2021			
	Balance Final MCh$	Reclassification MCh$	Adjustments MCh$	Balance Initial MCh$
LIABILITIES				
Cash in collection process	379,934	-	-	379,934
Financial liabilities held for trading at fair value through profit or loss	**10,871,241**	**(1,364,210)**	**-**	**9,507,031**
Financial derivatives contracts	10,871,241	(1,364,210)	-	9,507,031
Other	-	-	-	-
Financial liabilities designated at fair value through profit or loss	-	-	-	-
Financial derivative contracts for hedge accounting	-	1,364,210	-	1,364,210
Financial liabilities at amortised cost	**45,525,177**	**(1,461,637)**	**-**	**44,063,540**
Deposits and other demand liabilities	17,900,938	-	-	17,900,938
Time deposits and other term equivalents	10,131,055	-	-	10,131,055
Obligations under repurchase and securities lending agreements	86,634	-	-	86,634
Interbank borrowing	8,826,583	-	-	8,826,583
Debt financial instruments issued	8,397,060	(1,461,637)	-	6,935,423
Other financial liabilities	182,907	-	-	182,907
Obligations under leasing contracts	139,795	-	-	139,795
Financial instruments of regulatory capital issued	-	2,054,105	-	2,054,105
Provisions for contingencies	710,419	(544,873)	-	165,546
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	-	237,483	1,287	238,770
Special provisions for credit risk	-	307,273	(18,278)	288,995
Current taxes	-	-	-	-
Deferred taxes	345,117	(336,193)	82,539	91,463
Other liabilities	2,204,762	(592,351)	-	1,612,411
Liabilities included in disposal groups for sale	-	-	-	-
TOTAL LIABILITIES	**60,176,445**	**(336,193)**	**65,548**	**59,905,800**
EQUITY				
Capital	891,303	-	-	891,303
Reserves	2,548,965	-	8,851	2,557,816
Other comprehensive income accrued income	**(577,524)**	**-**	**223,160**	**(354,364)**
Items not to be reclassified to profit or loss	-	576	-	576
Items that may be reclassified to profit or loss	(577,524)	(576)	223,160	(354,940)
Retained earnings from prior years	-	-	-	-
Profit (loss) for the year	774,959	-	3,974	778,933
Minus: Provision for minimum dividends	(237,483)	-	(1,288)	(238,771)
Equity holders of the Bank:	**3,400,220**	**-**	**234,697**	**3,634,917**
Non-controlling interest	**94,360**	**-**	**-**	**94,360**
TOTAL EQUITY	**3,494,580**	**-**	**234,697**	**3,729,277**
TOTAL LIABILITIES AND EQUITY	**63,671,025**	**(336,193)**	**300,245**	**63,635,077**

Consolidated Financial Statements December 2022 / Banco Santander Chile 56

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 04 - ACCOUNTING CHANGES, continued

The Pro-forma Consolidated Statement of Income as of December 31, 2021, is as follows:

	As of December 31, 2021			
	Balance Final MCh$	Reclassification	Adjustments MCh$	Balance Initial MCh$
Interest income	2,921,097	(1,097,124)	-	1,823,973
Interest expense	(1,104,751)	684,834	-	(419,917)
Net interest income	**1,816,346**	**(412,290)**	**-**	**1,404,056**
Readjustment income	-	538,379	-	538,379
Readjustment expenses	-	(144,454)	-	(144,454)
Net readjustment income	**-**	**393,925**	**-**	**393,925**
Commission income	578,604	18,365	-	596,969
Commission expenses	(245,853)	0	-	(245,853)
Net commission income	**332,751**	**18,365**	**-**	**351,116**
Financial result per:				
Financial assets and liabilities held for trading	(6,403)	(22,199)	-	(28,602)
Non-trading financial assets mandatorily measured at fair value through profit or loss	-	-	-	-
Financial assets and liabilities designated at fair value through profit or loss	-	-	-	-
Gain or loss on derecognition of financial assets and liabilities not measured at fair value through profit or loss	-	22,199	-	22,199
Foreign exchange, readjustments and hedge accounting of foreign currencies	139,600	(17,326)	-	122,274
Reclassifications of financial assets due to changes in business model	-	-	-	-
Other financial results	-	-	-	-
Net financial result	**133,197**	**(17,326)**	**-**	**115,871**
Results from investments in companies	(663)	188	-	(475)
Results of non-current assets and disposal groups not qualifying as discontinued operations	-	1,538	-	1,538
Other operating income	20,461	(18,799)	-	1,662
TOTAL OPERATING INCOME	**2,302,092**	**(34,399)**	**-**	**2,267,693**
Expenses from obligations to employee benefits	(397,675)	-	-	(397,675)
Administrative expenses	(280,134)	-	-	(280,134)
Depreciation and amortisation	(122,055)	-	-	(122,055)
Impairment of non-financial assets	-	-	-	-
Other operational expenses	(117,054)	17,218	-	(99,836)
OTHER OPERATIONAL EXPENSES	**(916,918)**	**17,218**	**-**	**(899,700)**
OPERATING INCOME BEFORE CREDIT LOSS	**1,385,174**	**17,181**	**-**	**1,367,993**
Credit loss expense for:				
Provisions for credit risk due from banks and loans and receivables from customers	(405,575)	83,751	-	(321,824)
Special provisions for credit risk	-	(143,543)	6,154	(137,389)
Recovery of impaired loans	-	76,999	-	76,999
Impairment for credit risk on other financial assets not measured at fair value through profit or loss	-	(26)	(711)	(737)
Credit loss expense	**(405,575)**	**(17,181)**	**5,443**	**(382,951)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 57

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 04 - ACCOUNTING CHANGES, continued

Pro-forma Consolidated Statement of Income as of December 31, 2021, continued

	As of December 31, 2021			
	Balance			Balance
	Final	Reclassification	Adjustments	Initial
	MCh$		MCh$	MCh$
OPERATIONAL RESULT	**979,599**	**-**	**5,443**	**985,042**
Results from continuing operations before taxes	**979,599**	**-**	**5,443**	**985,042**
Income tax	(194,679)	-	(1,469)	(196,148)
Results from continuing operations after taxes	**784,920**	**-**	**3,974**	**788,894**
Results from discontinued operations before taxes	**-**	**-**	-	-
Discontinued operations taxes	-	-	-	-
Results from discontinued operations after taxes	**-**	**-**	-	-
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR (OR PERIOD)	**784,920**	**-**	**3,974**	**788,894**
Attributable to:				
Equity holders of the Bank	774,959	-	3,974	778,933
Non-controlling interest	9,961	-	-	9,961
Earnings per share attributable to equity holders of the Bank:				
Basic utility	4.11	-	0.03	4.13
Diluted earnings	4.11	-	0.03	4.13

Consolidated Financial Statements December 2022 / Banco Santander Chile 58

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 04 - ACCOUNTING CHANGES, continued Pro - forma Consolidated Statement of Comprehensive Income as of December 31, 2021, continued Consolidated Financial Statements December 2022 / Banco Santander Chile 59 Balance Initial Adjustments Reclassification Balance Final MCh$ MCh$ MCh$ 788,894 3,974 - 784,920 CONSOLIDATED PROFIT (LOSS) FOR THE YEAR (OR PERIOD) Other comprehensive results for the year: - - - - ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS New measurements of the net defined benefit liability (asset) and actuarial - - - - results for other employee benefit plans Net changes in the fair value of equity instruments designated at fair value (174) (174) - - through other comprehensive income (174) (174) - - Changes in the fair value of equity instruments designated at fair value through other comprehensive income Profit or loss on sale of equity instruments (shares) for minority investments in - - - - companies in the country Profit or loss on sale of holdings in equity instruments (shares) from minority - - - - investments in foreign companies - - - - Other Changes in the fair value of financial liabilities designated at fair value through profit - - - - or loss attributable to changes in the credit risk of the financial liability (480) - (480) - Share in other comprehensive income of entities accounted for using the equity method - - - - Non - current assets and disposal groups for sale - - - - Other OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO (654) (174) (480) - PROFIT OR LOSS BEFORE TAXES 177 47 130 - Income tax on other comprehensive results that will not be reclassified to profit or loss (477) (127) (350) - TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS Changes in the fair value of financial assets at fair value through other (213,233) 304,291 1,237 (518,761) comprehensive income Translation differences by foreign entities - - - - Hedge accounting of net investments in foreign entities (236,816) - - (236,816) Cash flow hedge accounting - - - - Undesignated elements of hedge accounting instruments (757) - (757) - Share in other comprehensive income of entities accounted for using the equity method - - - - Non - current assets and disposal groups for sale - - - - Other (450,806) 304,291 480 (755,577) OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 123,066 (82,159) (130) 205,355 Income taxes on other comprehensive income that may be reclassified to profit or loss (327,740) 222,132 350 (550,222) TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES (328,217) 222,005 - (550,222) TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR 460,677 225,979 - 234,698 CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD Attributable to: 451,000 225,979 - 225,021 Equity holders of the Bank 9,677 - - 9,677 Non - controlling interest

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 05 - SIGNIFICANT EVENTS As of December 31 , 2022 , the following events, which in the opinion of the Bank's management, are material and have impacted the Bank's operations, have been recorded in the Consolidated Financial Statements . Board of Directors On March 22 , 2022 , at a Directors Board meeting, it was agreed to summon an Ordinary Shareholders' Meeting for April 27 , 2022 to propose a profit distribution and dividend payments, taken from 60 % of retained earnings on December 31 , 2021 , equivalent to $ 2 . 46741747 per share and to propose that the remaining 40 % of profits for 2021 be used to increase the Bank's reserves . On July 27 , 2022 , at an extraordinary meeting of the Bank's Board of Directors, it was approved the appointment of Mr Román Blanco Reinosa as Chief Executive Officer of the Bank as of August 1 , 2022 , replacing Mr Miguel Mata Huerta . As of September 8 , 2022 , at an extraordinary meeting of the Bank's Board of Directors, the reclassification of MCh $ 56 , 602 from reserves to the Bank's retained earnings was approved to meet future payments associated with the bond with no fixed maturity date . As of September 27 , 2022 , the Board of Directors acknowledged the transfer of MCh $ 120 , 000 from voluntary provisions in the commercial portfolio to voluntary provisions in the consumer portfolio in four equal instalments of MCh $ 30 , 000 , the first instalment starting with the financial statements of September 30 , 2022 . Shareholders' Meeting At the Ordinary Shareholders' Meeting of Banco Santander - Chile held April 27 , 2022 , along with the approval of the 2021 Consolidated Financial Statements, the shareholders resolved to distribute 60 % of the net profit for the year ("Profit attributable to the equity holders"), which amounted to Ch $ 464 , 975 million . These earnings are equivalent to a dividend of Ch $ 2 . 46741747 per share . Furthermore, the Board approved that the remaining 40 % of the profits will be used to increase the Bank's reserves . At the meeting, it was also stated that shareholders had the option to receive all or part of the dividend to which they were entitled under the transitional and optional tax regime provided for in transitional article 25 of Law No 21 , 210 modernising the Tax Legislation, considering the payment of a tax in lieu of final taxes at a rate of 30% . At the aforementioned Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores SpA was approved as external auditors for the 2022 financial year . Group As of July 25 , 2022 , at an Extraordinary Shareholders' Meeting of Santander SA Sociedad Securitizadora, the shareholders approved an increase in the share capital currently amounting to $ 1 , 216 , 769 , 815 , increasing it to $ 1 , 726 , 769 , 815 , divided into 280 ord inary, registered shares of the same series and without nominal value . The proposed capital increase, which amounts to $ 510 million, does not involve an issue of shares . Bond Issuance During 2022 , the Bank has issued current bonds in US $ 30 , 000 , 000 ; JPY 3 , 000 , 000 , 000 ; Ch $ 182 , 200 , 000 , 000 and UF 13 , 000 , 000 . Details of the placements made during the current year are included in Note 22 . Consolidated Financial Statements December 2022 / Banco Santander Chile 60 Term Issua n ce ra t e Issue Place m ent Issue M aturi t y Original Annual Date date Amount Date Currency Series 28 - 04 - 2025 30,000,000 28 - 04 - 2022 20 - 04 - 2022 SOFR+ 95 bps (years) 3 USD Bond USD 15 - 09 - 2025 3,000,000,000 15 - 09 - 2022 08 - 09 - 2022 0.65% 3 JPY Bond JPY 01 - 04 - 2026 35,200,000,000 21 - 10 - 2022 20 - 10 - 2022 2.95% 5.5 CLP U6 01 - 02 - 2034 5,000,000 24 - 10 - 2022 21 - 10 - 2022 2.65% 11.5 UF T20 01 - 04 - 2026 72,000,000,000 16 - 11 - 2022 15 - 11 - 2022 7.00% 5.5 CLP U7 01 - 08 - 2032 75,000,000,000 22 - 11 - 2022 18 - 11 - 2022 7.50% 10 CLP T17 01 - 12 - 2033 8,000,000 09 - 12 - 2022 07 - 12 - 2022 2.65% 10.5 UF W4

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 05 - SIGNIFICANT EVENTS, continued Other On February 4 , 2022 , the Interchange Rates Cap Committee resolved that the new limits for interchange rates will be : 0 . 6 % for debit cards, 1 . 48 % for credit cards, and 1 . 04 % for payment cards with the provision of funds . The effect of implementing these limits was approximately MCh $ 17 , 000 by 2022 . Consolidated Financial Statements December 2022 / Banco Santander Chile 61

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 06 - BUSINESS SEGMENT The Bank manages and measures the performance of its operations by business segments, the reporting of which is based on the Bank's internal management information system according to the segments established by the Bank . Inter - segment transactions are conducted under normal commercial terms and conditions . Each segment's assets, liabilities, and results include items directly attributable to the segment on which they can be allocated reasonably . A business segment comprises clients to whom a differentiated product offer is directed while being homogeneous in terms of their performance and measured similarly . To achieve compliance with the strategic objectives established by the senior management and adapt to changing market conditions, the Bank makes organisational adjustments from time to time . These modifications, in turn, impact how it is managed or administered to a greater or lesser extent . Thus, this disclosure provides information on how the Bank is managed as of December 31 , 2022 . The Bank comprises the following business segments : Retail Banking It comprises individuals and small to middle - sized companies (SMEs) with an annual income of less than MCh $ 3 , 000 . This segment gives customers several services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, mutual funds, stockbroking and insurance . Additionally, the SME clients are offered government - guaranteed loans, leasing and factoring . Middle - market This segment comprises companies and large corporations with annual sales exceeding MCh $ 3 , 000 . It serves institutions such as universities, government entities, municipalities and regional governments and companies in the real estate sector, which execute projects for sale to third parties along with all construction companies with annual sales over MCh $ 800 and no market cap . The companies within this segment have access to many products, including commercial loans, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance . Also, companies in the real estate industry are offered specialised services mainly to finance residential projects and expand mortgage loan sales . Global Corporate Banking This segment comprises foreign multinational companies or Chilean multinational companies with sales above MCh $ 10 , 000 . This segment offers a wide range of products, including commercial lending, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance . This segment also consists of a Treasury Division, which provides sophisticated financial products to Middle - market and Global Corporate Banking companies . These include products such as short - term financing and fundraising, brokerage services, derivatives, securitisation, and other tailor - made products . In addition, the Treasury area may act as a broker for transactions and manage the Bank's investment portfolio . Consolidated Financial Statements December 2022 / Banco Santander Chile 62

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 06 - BUSINESS SEGMENTS, continued

Corporate Activities ('Other')

This segment includes Financial Management, which performs the global management of the structural exchange rate item, the parent entity's structural interest rate risk, and the liquidity risk. The latter is managed through the implementation of emissions and utilisations. It also manages its own resources, the capital endowment of each unit and the cost of financing the investments made. All this means that it usually has a negative contribution to the results.

Furthermore, this segment incorporates all intra-segment results and all activities not allocated to a segment or product with customers.

The accounting policies of the segments are the same as those described in the breakdown of accounting policies and are customised to meet the Bank's management needs. The Bank's earnings stem mostly from income proceeding from interests, fees and commissions and financial operations. Accordingly, the highest decision-making authority for each segment relies primarily on interest income, fee income and provision for expenses to assess segment performance and thus make decisions on the resource allocation to the segments.

The tables below show the Bank's balances by business segment as of December 31, 2022 and 2021.

			December 31, 2022					
	Loans and receivables from customers (1)	Demand and time deposits (2)	Net interest and adjustment income	Net commission income	Financial transactions, net (3)	Provisions	Support expenses (4)	Net segment contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segments								
Retail Banking	27,081,897	13,553,898	1,129,553	312,706	34,721	(270,454)	(635,991)	**570,535**
Middle-market	8,641,652	6,110,529	389,297	62,644	22,979	(63,988)	(105,160)	**305,772**
Corporate Investment Banking	2,978,420	6,636,113	143,575	37,300	158,268	(11,297)	(91,926)	**235,920**
Corporate Activities ('Other')	27,432	764,476	(64,079)	(5,381)	1,685	(24,988)	(21,943)	**(114,706)**
Total	**38,729,401**	**27,065,016**	**1,598,346**	**407,269**	**217,653**	**(370,727)**	**(855,020)**	**997,521**
Other operating income								5,539
Other operating expenses and impairments								(106,306)
Results of non-current assets and disposal groups not qualifying for discontinued operations								6,223
Results from investments in companies								10,310
Results from continuing operations before taxes								**913,287**
Income tax								(89,430)
Profit from continuing operations after taxes								**823,857**
Results from discontinued operations before taxes								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Net income for the period								**823,857**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses
(2) Corresponds to deposits, demand liabilities, and other time deposits.
(3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Consolidated Financial Statements December 2022 / Banco Santander Chile 63

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 06 - BUSINESS SEGMENTS, continued

	December 31, 2021							
	Loans and receivables from customers (1)	Demand and time deposits (2)	Net interest and adjustment income	Net commission income	Financial transactions, net (3)	Provisions	Support expenses (4)	Net segment contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segments								
Retail Banking	25,784,719	14,779,739	1,034,259	271,779	35,324	(187,964)	(616,287)	**537,111**
Middle-market	8,511,500	6,185,189	327,194	49,870	17,524	(65,681)	(94,721)	**234,186**
Corporate Investment Banking	2,160,377	6,010,150	96,292	31,123	109,590	(1,974)	(77,051)	**157,980**
Corporate Activities ('Other')	78,518	1,056,915	340,236	(1,656)	(46,567)	(127,332)	(11,805)	**152,876**
Total	**36,535,114**	**28,031,993**	**1,797,981**	**351,116**	**115,871**	**(382,951)**	**(799,864)**	**1,082,153**
Other operating income								1,662
Other operating expenses and impairments								(99,836)
Results of non-current assets and disposal groups not qualifying for discontinued operations								1,538
Results from investments in companies								(475)
Results from continuing operations before taxes								**985,042**
Income tax								(196,148)
Profit from continuing operations after taxes								**788,894**
Results from discontinued operations before taxes								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Net income for the period								**788,894**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses
(2) Corresponds to deposits, demand liabilities, and other time deposits.
(3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Consolidated Financial Statements December 2022 / Banco Santander Chile 64

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 07 - CASH AND CASH EQUIVALENTS

a. The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Cash and deposits in banks			
Cash	1,110,830	883,322	665,397
Deposits at the Central Bank of Chile	444,491	673,396	1,313,394
Deposits in foreign Central Banks	-	-	-
Deposits in domestic banks	2,646	30,265	1,571
Deposits foreign banks	424,975	1,294,575	822,926
Subtotals cash and deposits with banks	**1,982,942**	**2,881,558**	**2,803,288**
Cash items in collection process	96,944	10,337	91,332
Other cash equivalents	-	-	-
Total cash and cash equivalents	**2,079,886**	**2,891,895**	**2,894,620**

The balance of funds held in cash at the Central Bank of Chile follows regulations concerning requirements and technical reserves that the Bank must maintain on average every month, although these funds are immediately available.

b. Operations in process of settlement:

Cash items in collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows:

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Assets			
Documents held by other banks (document to be cleared)	93,650	122,474	137,396
Funds to be received	750,166	267,797	315,567
Subtotal	**843,816**	**390,271**	**452,963**
Liabilities			
Funds to be paid	746,872	379,934	361,631
Subtotal	**746,872**	**379,934**	**361,631**
Cash items in collection process	**96,944**	**10,337**	**91,332**

Consolidated Financial Statements December 2022 / Banco Santander Chile 65

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS

a) As of December 31, 2022, and 2021, and January 1, 2021, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss:

	Fair value		
	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Financial derivatives contracts			
Forwards	1,669,807	1,088,194	1,085,327
Swaps	9,992,123	8,402,868	7,573,091
Call options	1,429	3,232	1,527
Put options	9,601	177	4,875
Future	-	-	-
Other	-	-	-
Subtotal	**11,672,960**	**9,494,471**	**8,664,820**
Debt financial instruments			
Instruments of the Chilean Central Bank and Government	153,967	68,649	132,246
Other financial debt instruments issued in the country	-	4,698	1,472
Financial debt instruments issued abroad	79	-	-
Subtotal	**154,046**	**73,347**	**133,718**
Other financial instruments			
Mutual Fund Investments	-	-	-
Equity instruments	-	-	-
Loans originated and purchased by the entity	-	-	-
Other	-	-	-
Subtotal	**-**	**-**	**-**
Total	**11,827,006**	**9,567,818**	**8,798,538**

b) Details of financial derivative contracts as of December 31, 2022 and 2021 and January 1, 2021 are as follows:

	December 31, 2022								
	Notional								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Fair value MCh$
Financial derivatives contracts									
Currency forwards	-	9,245,832	7,653,539	9,828,036	6,178,376	1,009,395	737,202	**34,652,380**	**1,669,807**
Interest rate swaps	-	5,583,353	8,796,596	26,246,111	24,855,247	11,658,182	16,373,617	**93,513,106**	**4,283,817**
Currency and interest rate swaps	-	1,258,796	1,575,109	5,398,185	19,811,336	11,689,202	21,297,126	**61,029,754**	**5,708,306**
Currency call options	-	99,157	80,844	24,744	-	-	-	**204,745**	**1,429**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	309,713	1,699	7,816	-	-	-	**319,228**	**9,601**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**16,496,851**	**18,107,787**	**41,504,892**	**50,884,959**	**24,356,779**	**38,407,945**	**189,719,213**	**11,672,960**

Consolidated Financial Statements December 2022 / Banco Santander Chile 66

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS, continued

As of December 31, 2022 and 2021 and January 1, 2021, the detail of the derivative financial instruments portfolio for trading is as follows

	December 31, 2021								
	Notional								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Fair value MCh$
Financial derivatives contracts									
Currency forwards	-	4,975,740	4,892,023	5,873,439	2,272,048	1,404,498	572,858	**19,990,606**	**1,088,194**
Interest rate swaps	-	3,073,729	4,409,984	11,320,119	19,002,414	14,025,972	19,384,413	**71,216,631**	**3,009,922**
Currency and interest rate swaps	-	1,134,097	1,717,410	6,962,984	21,317,376	22,326,462	37,994,088	**91,452,417**	**5,392,946**
Currency call options	-	3,344	24,593	36,394	-	-	-	**64,331**	**3,232**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	10,715	5,268	8,545	-	-	-	**24,528**	**177**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**9,197,625**	**11,049,278**	**24,201,481**	**42,591,838**	**37,756,932**	**57,951,359**	**182,748,513**	**9,494,471**

	January 1, 2021								
	Notional								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Fair value MCh$
Financial derivatives contracts									
Currency forwards	-	-	-	1,244,754	5,645,675	1,783,647	11,250,025	**19,924,101**	**1,085,327**
Interest rate swaps	-	-	-	384,663	3,029,804	1,101,706	59,850,516	**64,366,689**	**3,651,652**
Currency and interest rate swaps	-	-	4	768,763	1,176,087	377,713	80,292,346	**82,614,913**	**3,921,439**
Currency call options	-	-	-	30,895	11,406	3,042	11,484	**56,827**	**1,527**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	-	-	87,705	2,054	7,595	68,624	**165,978**	**4,875**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**-**	**4**	**2,516,780**	**9,865,026**	**3,273,703**	**151,472,995**	**167,128,508**	**8,664,820**

Consolidated Financial Statements December 2022 / Banco Santander Chile 67

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 09 - NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Consolidated Financial Statements December 2022 / Banco Santander Chile 68

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Consolidated Financial Statements December 2022 / Banco Santander Chile 69

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME Financial assets at fair value through other comprehensive income correspond to: Financial assets at fair value through other comprehensive income As of Dece mber 31, As of Ja nua r y 1, 2021 MCh$ 2021 MCh$ 2022 MCh$ Debt financial instruments Instruments of the Chilean Central Bank and Government 1,008,450 3,258,417 3,331,264 Debt financial instruments of the Central Bank of Chile 5,344,910 981,939 742,717 Bonds and promissory notes of the Treasury General of the Republic - - 432 Other fiscal debt financial instruments 6,353,360 4,240,356 4,074,413 Subtotal 969,409 86,554 207,280 Under repurchase agreement Other financial debt instruments issued in the country 14,514 11,773 9,891 Debt financial instruments of other banks in the country - - - Bonds and bills of exchange of domestic companies - - 7 Other financial debt instruments issued in the country 14,514 11,773 9,898 Subtotal 399 80 91 Under repurchase agreement Financial debt instruments issued abroad 269,803 1,438,155 1,668,670 Foreign Central Bank debt financial instruments - - - Financial debt instruments of foreign governments and fiscal entities abroad - - - Debt financial instruments of other banks abroad - - - Bonds and bills of exchange of companies abroad 522,648 111,094 127,752 Other financial debt instruments issued abroad 792,451 1,549,249 1,796,422 Subtotal - - 127,752 Under repurchase agreement Other financial instruments Loans originated and purchased by the entity - - - Interbank loans 69,314 99,418 142,306 Commercial loans - - - Mortgage loans - - - Consumer loans - - - Other 69,314 99,418 142,306 Subtotal 7,229,639 5,900,796 6,023,039 TOTAL Consolidated Financial Statements December 2022 / Banco Santander Chile 70 In debt financial instruments, the item “Of Chilean Central Bank and Government' includes instruments that guarantee margins on derivative transactions through Comder Contraparte Central SA for MCh $ 133 , 480 , MCh $ 115 , 680 and MCh $ 158 , 600 as of December 31 , 2022 and 2021 and January 1 , 2021 , respectively . In debt financial instruments, the item 'Debt financial instruments issued abroad' includes instruments that guarantee margins on derivative transactions through the London Clearing House (LCH) in the amount of MCh $ 69 , 666 and MCh $ 83 , 673 and MCh $ 67 , 685 as of December 31 , 2022 and 2021 and January 1 , 2021 , respectively . Furthermore, to comply with the initial margin specified by the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear for an amount of MCh $ 590 , 466 , MCh $ 461 , 419 , MCh $ 258 , 183 as of December 31 , 2022 , December 31 , 2021 and January 1 , 2021 , respectively . Provisions for credit risk on debt financial instruments amounted to MCh $ 877 , MCh $ 703 and MCh $ 1 , 138 as of December 31 , 2022 , December 31 , 2021 and January 1 , 2021 , respectively . Provisions for credit risk on commercial loans amounted to MCh $ 326 , MCh $ 226 and MCh $ 1 , 371 as of December 31 , 2022 , December 31 , 2021 and January 1 , 2021 , respectively .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued As of December 31, 2022 and 2021 and January 1, 2021, fair value changes from debt financial instruments and commercial loans are included in other comprehensive income accrued as of March 31, 2022, December 31, 2021 and January 1, 2021: Consolidated Financial Statements December 2022 / Banco Santander Chile 71 As of Ja nua r y 1, As of December 31, 2021 MCh$ 2021 MCh$ 2022 MCh$ 101,719 (112,926) (109,392) Unrealised profit (loss) 100,559 (113,696) (110,130) Attributable to equity holders 1,160 770 738 Attributable to non - controlling interest

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Debt financial instruments generated the following gross realised gains and losses on the sale of instruments. There are no sales of commercial loans at fair value with effects in other comprehensive income:

	As of December 31,	
	2022 MCh$	2021 MCh$
Sales of available-for-sale investments that generate realised profit	452,668	2,362,635
Profit incurred	121	11,201
Sales of available-for-sale investments that generate realised loss	1,122,222	978,228
Loss incurred	22,195	4,476

The movement of expected credit loss as of December 31, 2022, is as follows:

Debt financial instruments	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2022	**703**	**-**	**-**	**703**
Newly acquired assets	5,627	-	-	**5,627**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
Assets derecognised (excluding charge-offs)	(5,553)	-	-	**(5,553)**
Change in measurement without portfolio reclassifying during the period	100	-	-	**100**
Sale or assignment of loans	-	-	-	
Adjustment for changes and other	-	-	-	**-**
As of December 31, 2022	**877**	**-**	**-**	**877**

Commercial loans	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2022	**226**	**-**	**-**	**226**
New assets originated	76	-	-	**76**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
Assets derecognised (excluding charge-offs)	(53)	-	-	**(53)**
Change in measurement without portfolio reclassifying during the period	77	-	-	**77**
Sale or assignment of loans	-	-	-	**-**
Adjustment for changes and other	-	-	-	**-**
As of December 31, 2022	**326**	**-**	**-**	**326**

Consolidated Financial Statements December 2022 / Banco Santander Chile 72

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The movement of expected credit loss as of December 31, 2021, is as follows:

Debt financial instruments	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2021	**1,138**	**-**	**-**	**1,138**
Newly acquired assets	3,293	-	-	**3,293**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(3,608)	-	-	**(3,608)**
Change in measurement without portfolio reclassifying during the period	(120)	-	-	**(120)**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2021	**703**	**-**	**-**	**703**

Commercial loans	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2021	**1,371**	**-**	**-**	**1,371**
New assets originated	151	-	-	**151**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(1,358)	-	-	**(1,358)**
Change in measurement without portfolio reclassifying during the period	88	-	-	**88**
Sale or assignment of loans	(26)	-	-	**(26)**
Adjustment for changes and other	-	-	-	-
As of December 31, 2021	**226**	**-**	**-**	**226**

The Bank assessed those instruments with unrealised loss as of December 31, 2022 and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealised loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risk to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealised loss as of December 31, 2022 were not in a continuous unrealised loss position for over one year.

Consolidated Financial Statements December 2022 / Banco Santander Chile 73

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The following table shows debt instruments and trading placements at fair value through accumulated other comprehensive income of unrealised gains and losses as of December 31, 2022 and 2021 and January 1, 2021: As of December 31, 2022 Unrealised Unrealised Fair Amortised loss profit value cost MCh$ MCh$ MCh$ MCh$ Instruments of the Chilean Central Bank and Government (2,641) 2,270 3,331,264 3,331,635 Debt financial instruments of the Central Bank of Chile (92,218) 27 742,717 834,908 Bonds and promissory notes of the Treasury General of the Republic - 25 432 407 Other fiscal debt financial instruments (94,859) 2,322 4,074,413 4,166,950 Subtotal Other financial debt instruments issued in the country (207) 16 9,891 10,082 Debt financial instruments of other banks in the country - - - - Bonds and bills of exchange of domestic companies - 1 7 6 Other financial debt instruments issued in the country (207) 17 9,898 10,088 Subtotal Foreign Central Bank debt financial instruments (53,592) 39,210 1,668,670 1,683,052 Financial debt instruments of foreign governments and fiscal entities abroad - - - - Debt financial instruments of other banks abroad - - - - Bonds and bills of exchange of companies abroad - 11,401 127,752 116,351 Other financial debt instruments issued abroad (53,592) 50,611 1,796,422 1,799,403 Subtotal Loans originated and purchased by the entity (13,684) - 142,306 155,990 Commercial loans (13,684) - 142,306 155,990 Subtotal (162,342) 52,950 6,023,039 6,132,431 Total Consolidated Financial Statements December 2022 / Banco Santander Chile 74

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

	As of December 31, 2021			
	Amortised cost MCh$	Fair value MCh$	Unrealised profit MCh$	Unrealised loss MCh$
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	3,257,912	3,256,656	515	(12)
Bonds and promissory notes of the Treasury General of the Republic	1,087,503	981,939	1,051	(106,615)
Other fiscal debt financial instruments	-	-	-	-
Subtotal	**4,345,415**	**4,238,595**	**1,566**	**(106,627)**
Other financial debt instruments issued in the country				
Debt financial instruments of other banks in the country	11,933	13,534	1,639	(38)
Bonds and bills of exchange of domestic companies	-	-	-	-
Financial institution bond	-	-	-	-
Chilean companies' bond	-	-	-	-
Other financial debt instruments issued in the country	-	-	-	-
Subtotal	**11,933**	**13,534**	**1,639**	**(38)**
Foreign Central Bank debt financial instruments	1,442,753	1,438,155	1,145	(5,743)
Financial debt instruments of foreign governments and fiscal entities abroad	-	-	-	-
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other financial debt instruments issued abroad	109,901	111,094	1,193	-
Subtotal	**1,552,654**	**1,549,249**	**2,338**	**(5,743)**
Loans originated and purchased by the entity				
Commercial loans	105,480	99,418	-	(6,062)
Subtotal	**105,480**	**99,418**	**-**	**(6,062)**
Total	**6,015,482**	**5,900,796**	**5,543**	**(118,470)**

	As of January 1, 2021			
	Amortised cost MCh$	Fair value MCh$	Unrealised profit MCh$	Unrealised loss MCh$
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	1,008,450	1,008,450	-	-
Bonds and promissory notes of the Treasury General of the Republic	5,288,189	5,344,910	98,996	(39,459)
Other fiscal debt financial instruments	-	-	-	-
Subtotal	**6,296,639**	**6,353,360**	**98,996**	**(39,459)**
Other financial debt instruments issued in the country				
Debt financial instruments of other banks in the country	11,680	14,514	2,834	-
Bonds and bills of exchange of domestic companies	-	-	-	-
Financial institution bond	-	-	-	-
Chilean companies' bond	-	-	-	-
Other financial debt instruments issued in the country	-	-	-	-
Subtotal	**11,680**	**14,514**	**2,834**	**-**
Foreign Central Bank debt financial instruments	269,301	269,803	20,443	(19,941)
Financial debt instruments of foreign governments and fiscal entities abroad	-	-	-	-
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other financial debt instruments issued abroad	482,394	522,648	40,254	-
Subtotal	**751,695**	**792,451**	**60,697**	**(19,941)**
Loans originated and purchased by the entity				
Commercial loans	67,906	69,314	(1,408)	-
Subtotal	**67,906**	**69,314**	**(1,408)**	**-**
Total	**7,127,920**	**7,229,639**	**161,119**	**(59,400)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 75

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES

As of December 31, 2022, and 2021, and January 1, 2021, the Bank holds the following portfolio of fair value hedging and cash flow hedge derivatives:

	As of December 31, 2022									
	Notional amount								Fair value	
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	**-**	-	-
Interest rate swaps	-	206,630	447,773	722,845	7,300,878	608,013	1,728,916	**11,015,055**	213,478	1,166,339
Currency and interest rate swaps	-	84,959	706,859	1,512,048	3,149,733	1,200,889	1,462,413	**8,116,901**	75,848	333,097
Currency call options	-	-	-	-	-	-	-	**-**	-	-
Call interest rate options	-	-	-	-	-	-	-	**-**	-	-
Put currency options	-	-	-	-	-	-	-	**-**	-	-
Put interest rate options	-	-	-	-	-	-	-	**-**	-	-
Interest rate futures	-	-	-	-	-	-	-	**-**	-	-
Other derivatives	-	-	-	-	-	-	-	**-**	-	-
Subtotal	-	**291,589**	**1,154,632**	**2,234,893**	**10,450,611**	**1,808,902**	**3,191,329**	**19,131,956**	**289,326**	**1,499,436**
Cash flow hedge derivatives										
Currency forwards	-	176,664	1,839,766	554,696	-	-	-	**2,571,126**	823	35,332
Interest rate swaps	-	-	-	-	-	-	-	**-**	-	-
Currency and interest rate swaps	-	486,032	932,204	2,019,072	6,703,372	2,077,260	2,261,958	**14,479,898**	187,613	1,254,026
Currency call options	-	-	-	-	-	-	-	**-**	**-**	**-**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**	**-**
Put currency options	-	-	-	-	-	-	-	**-**	**-**	**-**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**	**-**
Subtotal	**-**	**662,696**	**2,771,970**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,958**	**17,051,024**	**188,436**	**1,289,358**
Total	**-**	**954,285**	**3,926,602**	**4,808,661**	**17,153,983**	**3,886,162**	**5,453,287**	**36,182,980**	**477,762**	**2,788,794**

Consolidated Financial Statements December 2022 / Banco Santander Chile 76

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued As of December 31, 2021 Notional amount Fair value O n U p t o Between 3 m o n t hs a nd 1 year M C h$ Bet w ee n 1 year Bet w ee n 3 years a nd 5 y e a rs M C h $ More t han 5 Betwee n 1 month and 3 months MCh$ dem a n d MCh$ 1 m o n t h MCh$ and 3 years MCh$ y e a rs M C h$ Total M C h$ A s s e t s MCh$ Li a b i li t ie s MCh$ Fair value hedge derivatives - - - - - - - - - 6 , 278 , 00 0 1 , 168 , 12 0 384,713 2 , 272 , 47 2 1 , 842 , 68 6 1 , 585 , 87 0 8 , 803 , 21 6 8 , 420 , 99 9 22 , 93 3 493 , 17 5 587 , 70 2 118 , 19 9 Currency forwards Interest rate swaps Currency and interest rate swaps Currency call options Call interest rate options Put currency options Put interest rate options Interest rate futures Other derivatives - - 20 , 00 0 190 , 00 0 87 , 81 7 - 42,926 295,548 3,056,063 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Subto ta l - 62 , 92 6 485,548 3,143,880 7,446,120 2,657,185 3,428,556 17,224,215 516,108 705,901 Cash flow hedge derivatives Currency forwards Interest rate swaps Currency and interest rate swaps Currency call options Call interest rate options Put currency options Put interest rate options Interest rate futures Other derivatives - - - - - 1 , 279 , 34 1 - 3 , 49 7 1 , 59 0 - - - - - - 235 , 53 7 1 , 033 , 67 1 - 238 , 71 9 120 , 34 3 920 , 27 9 - - 221,147 - - - - - - 5 , 103 , 04 5 3 , 341 , 60 6 3 , 024 , 98 8 12 , 959 , 99 4 109 , 53 1 656 , 71 9 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Subto ta l - 459,866 355,880 1,953,950 5,103,045 3,341,606 3,024,988 14,239,335 113,028 658,309 T o ta l - 522,792 841,428 5,097,830 12,549,165 5,998,791 6,453,544 31,463,550 629,136 1,364,210 Consolidated Financial Statements December 2022 / Banco Santander Chile 77

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued As of January 1, 2021 Notional amount Fair value O n U p t o Between 3 m o n t hs a nd 1 year M C h$ Bet w ee n 1 year a nd 3 y e a rs M C h $ More t han 5 Bet w e e n 1 month deman 1 and 3 d month months MCh$ MCh$ MCh$ Bet w e e n 3 years and 5 years MCh$ y e a rs M C h$ Total M C h$ A s s e t s MCh$ Li a b i li t i es MCh$ Fair value hedge derivatives - - - - - - - - - - 5 , 524 , 80 1 6 , 554 , 08 6 33 , 81 6 294 , 56 2 83 , 66 6 178 , 52 9 Currency forwards Interest rate swaps Currency and interest rate swaps Currency call options Call interest rate options Put currency options Put interest rate options Interest rate futures Other derivatives - - - - - - - - - - - - 17 , 44 2 - - - - - - 58 , 14 1 139 , 63 4 - - - - - - - - 5 , 524 , 80 1 - 6 , 338 , 86 9 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Subto ta l - - 17 , 44 2 58 , 14 1 139,634 - 11,863,670 12,078,887 328,378 262,195 Cash flow hedge derivatives Currency forwards Interest rate swaps Currency and interest rate swaps Currency call options Call interest rate options Put currency options Put interest rate options Interest rate futures Other derivatives - - - - - - - - - - - - - - - - - - 817 , 76 1 1 , 536 , 59 8 - 871 , 82 9 - 3 , 226 , 18 8 2 , 98 5 3 , 55 6 - - - - - - 29,070 113,995 93,764 10,463,393 - - - - - - - - - 10 , 700 , 22 2 35 , 90 2 183 , 38 6 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Subto ta l - - - 29 , 07 0 985,824 911,525 11,999,991 13,926,410 38 , 88 7 186,942 T o ta l - - 17 , 44 2 87 , 21 1 1,125,458 911,525 23,863,661 26,005,297 367,265 449,137 Consolidated Financial Statements December 2022 / Banco Santander Chile 78

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

a. Micro-hedge accounting

Fair value micro-hedges

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate.

The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of December 31, 2022 and 2021 and January 1, 2021, separated by term to maturity:

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Credits and receivables from customers								
Commercial loans	-	-	-	180,963	-	-	-	**180,963**
Investment instruments at FVOCI								
Sovereign bond Chile	-	-	-	-	-	-	-	**-**
Mortgage bills	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	-	-	594,713	1,389,080	**1,983,793**
Bonds of the General Treasury of the Republic	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Deposits and other time equivalents:								
Term deposit	-	206,630	447,773	873,822	141,539	-	-	**1,669,764**
Issued debt instruments:								
Current or senior bonds	-	-	-	122,638	2,569,632	1,038,634	757,861	**4,488,765**
Subordinated Bonds	-	-	-	-	84,959	175,555	485,917	**746,431**
Interbank borrowing:								
Interbank loans	-	84,959	706,859	1,057,470	-	-	-	**1,849,288**
Loans from the Central Bank of Chile	-	-	-	-	6,178,000	-	-	**6,178,000**
Total	**-**	**291,589**	**1,154,632**	**2,234,893**	**8,974,130**	**1,808,902**	**2,632,858**	**17,097,004**
Hedging instrument:								
Currency and interest rate swaps	-	84,959	706,859	1,512,048	2,573,252	1,200,890	903,942	**6,981,950**
Forwards	-	206,630	447,773	722,845	6,400,878	608,012	1,728,916	**10,115,054**
Total	**-**	**291,589**	**1,154,632**	**2,234,893**	**8,974,130**	**1,808,902**	**2,632,858**	**17,097,004**

Consolidated Financial Statements December 2022 / Banco Santander Chile 79

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued As of December 31, 2021 Up t o Be t w e e n 1 Be t w e e n 3 Be t w e e n 1 Be t w e e n 3 M o re t h a n 5 month months year years 1 month and 3 and 1 year and 3 years and 5 years years Total months On demand MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hed g e d i te m Credits and receivables from customers Re p u b lic 269,161 102,281 - 18,371 - 71,093 - - 42,724 12,817 183,713 - Commercial loans - 42,724 Investment instruments at FVOCI Sovereign bond Chile - - 202 - - - - - Mortgage bills - 202 1,439,799 1,226,179 213,620 - - - US Treasury bonds - - 73,915 - 73,915 - - - Bonds of the General Treasury of the - - - 250,896 - - - - - - - 68,358 - 162,538 Bonds of the Central Bank of Chile - - Deposits and other time equivalents: Term deposit - 20,000 5,442,949 1,414,970 2,198,556 1,182,672 616,751 30,000 Issued debt instruments: Current or senior bonds - - 256,344 170,896 - 85,448 - - Subordinated Bonds - - Interbank borrowing: 1,779,882 - - - 1,779,882 - Interbank loans - - 6,178,000 - - 6,178,000 - - Loans from the Central Bank of Chile - - 15,793,429 2,830,416 2,557,184 7,446,120 2,520,532 376,251 Total - 62,926 7,240,215 987,730 2,272,471 1,168,120 2,482,715 286,251 Hedging instrument: Currency and interest rate swaps - 42,926 8,553,216 1,842,686 284,713 6,278,000 37,817 90,000 Forwards - 20,000 15,793,429 2,830,416 2,557,184 7,446,120 2,520,532 376,251 Total - 62,926 As of January 1, 2021 Up t o Be t w e e n 1 Be t w e e n 3 Be t w e e n 1 Be t w e e n 3 M o re t h a n 5 month months year years 1 m o n t h a n d 3 a n d 1 y e a r a n d 3 y e a rs a n d 5 y e a rs y e a rs T o ta l months MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ On d e m an d MCh$ Hed g e d i te m Investment instruments at FVOCI 408,858 346,822 40,662 10,687 - - - 10,687 Sovereign bond Chile 918 - - 918 - - - - Mortgage bills 178,118 35,624 142,494 - - - - - US Treasury bonds Consolidated Financial Statements December 2022 / Banco Santander Chile 80 Re p u b lic - - - - - - B ond s o f t h e G e n era l T re a s ur y o f t h e - - - - - - - - B ond s o f t h e C e n t r a l B a n k o f C h ile - - Deposits and other time equivalents: 116,454 4,222,722 - 1,682,682 - 1,730,754 58,217 721,264 - - 50,000 20,580 58 , 23 8 17 , 44 2 - - Term deposit Issued debt instruments: Current or senior bonds 391,859 142,494 249,365 - - - - - Subordinated Bonds Interbank borrowing: - - - - - - I n t e r b an k l o a n s - - 3,865,000 - 3,865,000 - - - - - Loans from the Central Bank of Chile 9,183,929 2,207,622 6,028,275 791,086 31,267 50,000 - 75 , 68 0 Total Hedging instrument: 4,209,129 1,713,663 1,643,808 755,398 20,580 - - 75 , 68 0 Currency and interest rate swaps 4,974,801 493,960 4,384,467 35,687 10,687 50,000 - - Forwards 9,183,930 2,207,623 6,028,275 791,085 31,267 50,000 - 75 , 68 0 Total

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued Cash flow micro - hedging The Bank uses cross - currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars . In addition, it uses both forward and cross - currency swaps to hedge the inflation risk on certain items . The following are the notional amounts of the hedged item as of December 31 , 2022 and 2021 and January 1 , 2021 and the period in which the flows will occur : As of December 31, 2022 O n U p t o Between Between 3 More than 5 dem a nd Consolidated Financial Statements December 2022 / Banco Santander Chile 81 1 month 1 month and 3 months and 1 year Bet w ee n 1 year and 3 Bet w ee n 3 years and 5 y e a rs T o ta l years years months MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 13,280,701 1,577,002 1,026,081 5,568,862 1,999,451 2,563,558 Hedged item Loans and receivables at amortised cost Mortgage loans - 545,747 Investment instruments at FVOCI Sovereign bond Chile Bonds of the Central Bank of Chile Bonds of the General Treasury of the Republic Deposits and other time equivalents: Term deposit Issued debt instruments: - - - - - - - - - - - - - - - - - 492 , 37 0 - - - - 191 , 90 6 684 , 27 6 - - - - - - - - 315,999 - - 315,999 - - - - Current or senior bonds 2,326,563 493,051 558,809 818,511 245,526 140,444 70,222 - Subordinated Bonds 443,485 - - - 328,791 67,967 46,727 - Interbank borrowing: Interbank loans 17,051,024 2,261,959 2,077,260 6,703,372 2,573,768 2,771,969 662,696 - Total 14,479,898 2,261,959 2,077,260 6,703,372 2,019,072 932,203 486,032 - Hedging instrument: Currency and interest rate swaps 2,571,126 - - - 554,696 1,839,766 176,664 - Forwards 17,051,024 2,261,959 2,077,260 6,703,372 2,573,768 2,771,969 662,696 - Total

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2021							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables at amortised cost								
Mortgage loans	-	331,694	355,880	1,131,422	4,364,910	2,015,703	2,176,996	**10,376,605**
Investment instruments at FVOCI								
Sovereign bond Chile	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Bonds of the General Treasury of the Republic	-	-	-	-	-	532,190	209,411	**741,601**
Deposits and other time equivalents:								
Term deposit	-	-	-	85,448	-	-	-	**85,448**
Issued debt instruments:								
Current or senior bonds	-	-	-	-	-	-	-	**-**
Subordinated Bonds	-	85,448	-	480,736	738,135	793,713	638,581	**2,736,613**
Interbank borrowing:								
Interbank loans	-	42,724	-	256,344	-	-	-	**299,068**
Total	**-**	**459,866**	**355,880**	**1,953,950**	**5,103,045**	**3,341,606**	**3,024,988**	**14,239,335**
Hedging instrument:								
Currency and interest rate swaps	-	221,147	235,537	1,033,671	5,103,045	3,341,606	3,024,988	**12,959,994**
Forwards	-	238,719	120,343	920,279	-	-	-	**1,279,341**
Total	**-**	**459,866**	**355,880**	**1,953,950**	**5,103,045**	**3,341,606**	**3,024,988**	**14,239,335**

	As of January 1, 2021							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables at amortised cost								
Mortgage loans	-	493,914	1,016,935	416,069	2,520,951	1,396,163	3,449,759	**9,293,790**
Investment instruments at FVOCI								
Sovereign bond Chile	-	-	-	-	-	28,282	14,249	**42,532**
Mortgage bills								
US Treasury bonds								
Bonds of the General Treasury of the Republic	-	-	-	-	175,875	174,422	913,797	**1,264,094**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Deposits and other time equivalents:								
Term deposit	-	-	-	-	-	-	-	**-**
Issued debt instruments:								
Current or senior bonds	-	-	-	167,430	-	-	-	**167,430**
Subordinated Bonds	-	406,985	406,985	311,283	530,300	581,397	558,254	**2,795,204**
Interbank borrowing:								
Interbank loans	-	-	220,866	106,871	35,624	-	-	**363,361**
Loans from the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Total	**-**	**900,899**	**1,644,786**	**1,001,653**	**3,262,750**	**2,180,264**	**4,936,059**	**13,926,411**
Hedging instrument:								
Currency and interest rate swaps	-	29,070	395,288	498,373	2,661,167	2,180,264	4,936,059	**10,700,221**
Forwards	-	871,829	1,249,498	503,280	601,583	-	-	**3,226,190**
Total	**-**	**900,899**	**1,644,786**	**1,001,653**	**3,262,750**	**2,180,264**	**4,936,059**	**13,926,411**

Consolidated Financial Statements December 2022 / Banco Santander Chile 82

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

i. Projection of flows by interest rate risk:

The estimation of the periods in which the flows are expected to arise is presented below:

As of December 31, 2022								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	4,267	4,627	-	-	-	**8,894**
Outflows	-	(288)	(733)	(5,993)	(10,273)	(5,063)	(4,310)	**(26,660)**
Net flows	**-**	**(288)**	**3,534**	**(1,366)**	**(10,273)**	**(5,063)**	**(4,310)**	**(17,766)**
Hedging instrument								
Inflows	-	-	(4,267)	(4,627)	-	-	-	**(8,894)**
Outflows (*)	-	288	733	5,993	10,273	5,063	4,310	**26,660**
Net flows	**-**	**288**	**(3,534)**	**1,366**	**10,273**	**5,063**	**4,310**	**17,766**

(*) Includes only that portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

As of December 31, 2021								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	**-**
Outflows	-	(86)	-	(97)	(11,819)	(7,727)	(5,619)	**(25,348)**
Net flows	**-**	**(86)**	**-**	**(97)**	**(11,819)**	**(7,727)**	**(5,619)**	**(25,348)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows (*)	-	86	-	97	11,819	7,727	5,619	**25,348**
Net flows	-	**86**	**-**	**97**	**11,819**	**7,727**	**5,619**	**25,348**

(*) Includes only that portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

As of January 1, 2021								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	539	-	17,680	2,284	2,220	292	**23,015**
Outflows	-	(37,846)	(2,679)	(49,778)	(121,885)	(77,936)	(111,379)	**(401,503)**
Net flows	**-**	**(37,307)**	**(2,679)**	**(32,098)**	**(119,601)**	**(75,716)**	**(111,087)**	**(378,488)**
Hedging instrument								
Inflows	-	(539)	-	(17,680)	(2,284)	(2,220)	(292)	**(23,015)**
Outflows (*)	-	37,846	2,679	49,778	121,885	77,936	111,379	**401,503**
Net flows	**-**	**37,307**	**2,679**	**32,098**	**119,601**	**75,716**	**111,087**	**378,488**

(*) Includes only that portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

Consolidated Financial Statements December 2022 / Banco Santander Chile 83

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

ii. Projection of cash flows by inflation risk:

As of December 31, 2022								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	112,209	410,507	397,542	1,197,961	393,717	702,610	**3,214,546**
Outflows	-	(10,882)	(24,505)	(20,551)	(98,565)	(52,368)	(52,297)	**(259,168)**
Net flows	-	**101,327**	**386,002**	**376,991**	**1,099,396**	**341,349**	**650,313**	**2,955,378**
Hedging instrument								
Inflows	-	10,882	24,505	20,551	98,565	52,368	52,297	**259,168**
Outflows	-	(112,209)	(410,507)	(397,542)	(1,197,961)	(393,717)	(702,610)	**(3,214,546)**
Net flows	-	**(101,327)**	**(386,002)**	**(376,991)**	**(1,099,396)**	**(341,349)**	**(650,313)**	**(2,955,378)**

As of December 31, 2021								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	29,673	69,969	124,365	756,915	611,335	824,048	**2,416,305**
Outflows	-	-	(1,722)	(45,306)	(40,278)	(65,673)	(45,406)	**(198,385)**
Net flows	**-**	**29,673**	**68,247**	**79,059**	**716,637**	**545,662**	**778,642**	**2,217,920**
Hedging instrument								
Inflows	-	-	1,722	45,306	40,278	65,673	45,406	**198,385**
Outflows	-	(29,673)	(69,969)	(124,365)	(756,915)	(611,335)	(824,048)	**(2,416,305)**
Net flows	-	**(29,673)**	**(68,247)**	**(79,059)**	**(716,637)**	**(545,662)**	**(778,642)**	**(2,217,920)**

As of January 1, 2021								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	114,778	279,780	1,125,286	58,696	-	-	**1,578,540**
Outflows	-	(32,768)	(19,702)	(82,381)	-	-	-	**(134,851)**
Net flows	**-**	**82,010**	**260,078**	**1,042,905**	**58,696**	**-**	**-**	**1,443,689**
Hedging instrument								
Inflows	-	32,768	19,702	82,381	-	-	-	**134,851**
Outflows	-	(114,778)	(279,780)	(1,125,286)	(58,696)	-	-	**(1,578,540)**
Net flows	-	**(82,010)**	**(260,078)**	**(1,042,905)**	**(58,696)**	**-**	**-**	**(1,443,689)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 84

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

iii. Projection of cash flows by exchange rate risk

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(5,687)	(4,281)	(20,192)	(6,784)	(3,208)	(1,606)	**(41,759)**
Net flows	**-**	**(5,687)**	**(4,281)**	**(20,192)**	**(6,784)**	**(3,208)**	**(1,606)**	**(41,759)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	5,687	4,281	20,192	6,784	3,208	1,606	**41,759**
Net flows	**-**	**5,687**	**4,281**	**20,192**	**6,784**	**3,208**	**1,606**	**41,759**

	As of December 31, 2021							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	-	-	-	-	-	-	-
Net flows	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	-	-	-	-	-	-	-
Net flows	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

	As of January 1, 2021							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	-	-	-	-	-	-	-
Net flows	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	-	-	-	-	-	-	-
Net flows	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

Consolidated Financial Statements December 2022 / Banco Santander Chile 85

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

b. Effect on other comprehensive income

The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Consolidated Statements of Changes in Equity, specifically within 'accumulated other comprehensive income', in cash flow hedges, is presented as follows:

Hedged item	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Interbank borrowing	(2,343)	974	(962)
Time deposits and other term equivalents	-	(8,816)	-
Issued debt instruments	415	21,701	(6,990)
Debt instruments at FVOCI	(22,571)	(33,509)	(25,833)
Loans and receivables at amortised cost	(94,339)	(353,931)	(102,980)
Total	**(118,838)**	**(373,581)**	**(136,765)**

Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient; This entails that all variations in value attributable to components of the hedged risk are almost fully netted.
The Bank did not record any forecasted future transactions in its cash flow hedge accounting portfolio during the period.

c. Effect on results

The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below:

Hedged item	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Bond hedge derivatives	(826)	(3,248)	(3,149)
Interbank loans hedge derivatives	(4,762)	(286)	1
Mortgage loans hedge derivatives	(37,698)	(22,160)	-
Cash flow hedge net income(*)	**(43,286)**	**(25,694)**	**(3,148)**

(*) See Note 28 'Equity', letter f.

d. Net investment hedges in foreign operations

As of December 31, 2022 and 2021 and January 1, 2021, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio.

Consolidated Financial Statements December 2022 / Banco Santander Chile 86

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued e. Fair value macro - hedges The Bank has macro - hedges for loans and accounts receivable from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below: Notional amount O n Up t o More than 5 Be t w e e n 1 month and 3 months MCh$ Be t w e e n 3 months and 1 year MCh$ Be t w e e n 1 year and 3 years MCh$ Be t w e e n 3 years and 5 years MCh$ As of December 31, 2022 d e m an d MCh$ 1 m o n t h MCh$ years M C h $ T o ta l Hed g e d i te m Loans and receivables at amortised cost: 1,134,951 - 558,470 576,481 - - - - Mortgage loans 900,000 - - 900,000 - - - Commercial loans 2,034,951 - 558,470 1,476,481 - - - TOTAL 1,134,951 - 558,470 576,481 - - - - Hedging instrument Currency and interest rate swaps 900,000 - - 900,000 - - - Interest rate swaps 2,034,951 - 558,470 1,476,481 - - - TOTAL Notional amount O n Up t o More than 5 Be t w e e n 1 month and 3 months MCh$ Be t w e e n 3 months and 1 year MCh$ Be t w e e n 1 year and 3 years MCh$ Be t w e e n 3 years and 5 years MCh$ As of December 31, 2021 d e m an d MCh$ 1 m o n t h MCh$ years M C h $ T o ta l Hed g e d i te m Loans and receivables at amortised cost: 994,835 412,190 - - 573,347 9,298 - - Mortgage loans 435,950 185,950 - 100,000 50,000 100,000 - - Commercial loans 1,430,785 598,140 - 100,000 623,347 109,298 - - TOTAL Hedging instrument 1,180,785 598,140 - - 573,347 - - 9,298 Currency and interest rate swaps 250,000 - - 100,000 50,000 - - 100,000 Interest rate swaps 1,430,785 598,140 - 100,000 623,347 - - 109,298 TOTAL Notional amount As of December 31 , 2022 and 2021 and January 1 , 2021 , MCh $ 160 , 531 , MCh $ 217 , 979 and MCh $ 327 , 938 are presented in 'other assets' for the mark to market valuation of the net assets or liabilities hedged in a macro hedge (Note 19 ) . As of December 31 , 2022 , December 31 , and January 1 , 2021 , MCh $ 85 , 725 , MCh $ 68 , 524 and MCh $ 51 , 090 are presented in 'other liabilities', respectively, for the mark to market valuation of hedged liabilities in a macro hedge (Note 27 ) . O n Up t o Be t w e e n 1 month and 3 months MCh$ Be t w e e n 3 months and 1 year MCh$ Be t w e e n 1 year and 3 years MCh$ Be t w e e n 3 years and 5 years MCh$ More than 5 As of January 1, 2021 d e m an d MCh$ 1 m o n t h MCh$ years M C h $ T o ta l Hed g e d i te m Loans and receivables at amortised cost: Consolidated Financial Statements December 2022 / Banco Santander Chile 87 2,344,958 - 735,479 786,352 581,407 174,858 - 66,862 Mortgage loans 550,000 - - 150,000 400,000 - - - Commercial loans 2,894,958 - 735,479 936,352 981,407 174,858 - 66,862 TOTAL 2,344,958 - 735,479 786,352 581,407 174,858 - 66,862 Hedging instrument Currency and interest rate swaps 550,000 - - 150,000 400,000 - - - Interest rate swaps 2,894,958 - 735,479 936,352 981,407 174,858 - 66,862 TOTAL

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST

The composition and balances as of December 31, 2022 and 2021 and January 1, 2021 of financial assets at amortised cost are as follows:

	As of December 31, 2022 MCh$	As of December 31, 2021 MCh$	As of January 1, 2021 MCh$
Financial assets at amortised cost			
Rights under repurchase and securities lending agreements			
Transactions with domestic banks	-	-	-
Transactions with foreign banks	-	-	-
Transactions with other entities in the country	-	-	-
Transactions with other entities abroad	-	-	-
Accrued impairment on rights under repurchase agreements and securities lending agreements	-	-	-
Subtotal	**-**	**-**	**-**
Debt financial instruments			
Instruments of the Chilean Central Bank and Government	4,868,485	4,692,440	-
Other financial debt instruments issued in the country	-	-	-
Financial debt instruments issued abroad	-	-	-
Accrued impairment on debt financial instruments	(894)	(710)	-
Subtotal	**4,867,591**	**4,691,730**	**-**
Interbank loans			
Domestic bank	-	-	4,591
Provisions for loans to domestic banks	-	-	(4)
Foreign banks	32,991	428	14,339
Provisions for loans to foreign banks	(36)	-	(6)
Central Bank of Chile	-	-	-
Foreign Central Banks	-	-	-
Subtotal	**32,955**	**428**	**18,920**
Credits and receivables from customers			
Commercial loans	**17,684,589**	**17,653,445**	**16,966,046**
Commercial loans	13,292,397	13,720,913	13,559,725
Foreign trade loans	1,612,508	1,534,792	1,239,272
Current account debtors	132,261	102,361	125,609
Credit card debtors	132,677	116,924	113,917
Factoring transactions	878,390	678,502	497,679
Commercial leasing transactions	1,345,977	1,337,697	1,353,313
Student loans	52,833	56,014	63,380
Other loans and accounts receivable	237,546	106,242	13,151
Mortgage loans	**15,729,009**	**13,876,175**	**12,289,264**
Mortgage loans with letters of credit	1,913	4,302	7,809
Endorsable mortgage loans	2,238	3,923	6,585
Mortgage bond-financed loans	87,621	84,974	86,414
Other mutual mortgage loans	15,557,695	13,781,280	12,186,608
Financial leasing transactions for housing	-	-	-
Other loans and accounts receivable	79,542	1,696	1,848
Consumer loans	**5,282,812**	**4,999,248**	**4,926,082**
Consumer loans in instalments	3,579,360	3,592,913	3,671,303
Current account debtors	155,656	122,596	125,528
Credit card debtors	1,544,176	1,280,325	1,125,908
Consumer finance leasing transactions	2,652	3,200	3,121
Other loans and accounts receivable	968	214	222
Provisions established for credit risk	**(1,036,525)**	**(958,769)**	**(958,429)**
Provisions for commercial loans	(641,014)	(619,989)	(643,105)
Provisions for mortgage loans	(106,591)	(73,961)	(61,280)
Provisions for consumer loans	(288,920)	(264,819)	(254,044)
Subtotal	**37,659,885**	**35,570,099**	**33,345,523**
Total Financial Assets at amortised cost	**42,560,431**	**40,262,257**	**33,364,443**

Consolidated Financial Statements December 2022 / Banco Santander Chile 88

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

a. Rights under repurchase and securities lending agreements

As of December 31, 2022 and 2021 and January 1, 2021, the Bank does not hold any instruments with purchase commitment rights.

b. Debt financial instruments

As of December 31, 2022, and 2021, and January 1, 2021, the composition of debt financial instruments is as follows:

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Instruments of the Chilean Central Bank and Government			
Debt financial instruments of the Central Bank of Chile	-	-	-
Bonds and promissory notes of the Treasury General of the Republic	4,868,485	4,692,440	-
Other fiscal debt financial instruments	-	-	-
Subtotal	**4,868,485**	**4,692,440**	**-**
Other financial debt instruments issued in the country			
Debt financial instruments of other banks in the country	-	-	-
Bonds and bills of exchange of domestic companies	-	-	-
Other financial debt instruments issued in the country	-	-	-
Subtotal	**-**	**-**	**-**
Financial debt instruments issued abroad			
Foreign Central Bank debt financial instruments	-	-	-
Financial debt instruments of foreign governments and fiscal entities abroad	-	-	-
Debt financial instruments of other banks abroad	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-
Other financial debt instruments issued abroad	-	-	-
Subtotal	**-**	**-**	**-**
Accrued impairment on debt financial instruments	**(894)**	**(710)**	**-**
Subtotal	**(894)**	**(710)**	**-**
Total	**4,867,591**	**4,691,730**	**-**

This portfolio has no instruments sold to customers and financial institutions under repurchase agreements.

Provisions for credit risk amounted to MCh$894, MCh$710 and MCh$0 as of December 31, 2022 and 2021 and January 1, 2021, respectively.

Analysis of changes in the impairment value as of December 31, 2022 and 2021 is as follows:

	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Balance as of January 1, 2022	**710**	**-**	**-**	**710**
Change in measurement without portfolio reclassifying during the period	184	-	-	**184**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
New assets originated	-	-	-	**-**
Sale or assignment of credits	-	-	-	**-**
Paid from credits	-	-	-	**-**
Other changes in provisions	-	-	-	**-**
Balance as of December 31, 2022	**894**	**-**	**-**	**894**

Consolidated Financial Statements December 2022 / Banco Santander Chile 89

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Balance as of January 1, 2021	-	-	-	-
Change in measurement without portfolio reclassifying during the period	1	-	-	1
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
New assets originated	709	-	-	709
Sale or assignment of credits	-	-	-	-
Paid from credits	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of December 31, 2021	710	-	-	710

c. Interbank loans

As of December 31, 2022 the detail of amounts owed to banks is as follows:

Interbank loans As of December 31, 2022 (In MCh$)	Financial assets before provisions				Established provisions				
	Normal portfolio Evaluation Individual	Substandard Portfolio Evaluation Individual	Non-performing portfolio Evaluation Individual	Total	Normal portfolio Evaluation Individual	Substandard Portfolio Evaluation Individual	Non-performing portfolio Evaluation Individual	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	32,991	-	-	32,991	36	-	-	36	32,955
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	32,991	-	-	32,991	36	-	-	36	32,955
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign Central Banks	-	-	-	-	-	-	-	-	-
TOTAL	32,991	-	-	32,991	36	-	-	36	32,955

Consolidated Financial Statements December 2022 / Banco Santander Chile 90

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

As of December 31, the detail of amounts owed to banks is as follows:

Interbank loans As of December 31, 2021 (In MCh$)	Financial assets before provisions				Established provisions				
	Normal portfolio Evaluation Individual	Substandard Portfolio Evaluation Individual	Non-performing portfolio Evaluation Individual	Total	Normal portfolio Evaluation Individual	Substandard Portfolio Evaluation Individual	Non-performing portfolio Evaluation Individual	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade credits Chilean exports	428	-	-	428	-	-	-	-	428
Foreign trade credits Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade credits between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**428**	-	-	**428**	-	-	-	-	**428**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign Central Banks	-	-	-	-	-	-	-	-	-
TOTAL	428	-	-	428	-	-	-	-	428

Consolidated Financial Statements December 2022 / Banco Santander Chile 91

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

d. Credits and receivables from customers

The balances of Loans and receivables from customers as of December 31, 2022 and 2021 are as follows:

Loans and receivables to customers As of December 31, 2022 (MCh$)	Financial assets before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,627,519	3,866,928	885,271	585,601	327,078	**13,292,397**	56,668	65,883	26,801	184,998	161,386	**495,736**	19,387	**515,123**	**12,777,274**
Foreign trade credits Chilean exports	685,220	8,382	50,006	7,297	1,731	**752,636**	12,438	212	3,936	5,293	1,432	**23,311**	-	**23,311**	**729,325**
Foreign trade credits Chilean imports	790,431	41,652	10,309	14,476	1,689	**858,557**	15,062	1,133	1,049	8,549	1,322	**27,115**	-	**27,115**	**831,442**
Foreign trade credits between third countries	1,315	-	-	-	-	**1,315**	17	-	-	-	-	**17**	-	**17**	**1,298**
Current account debtors	72,152	38,402	12,368	2,501	6,838	**132,261**	1,190	1,237	1,209	1,325	5,098	**10,059**	-	**10,059**	**122,202**
credit card debtors	29,402	91,021	3,430	1,145	7,679	**132,677**	754	3,001	400	565	5,610	**10,330**	-	**10,330**	**122,347**
Factoring transactions	819,243	41,255	12,170	3,089	2,633	**878,390**	7,121	981	690	1,827	1,242	**11,861**	-	**11,861**	**866,529**
Commercial leasing transactions	922,770	203,517	136,773	73,144	9,773	**1,345,977**	3,767	4,429	2,242	9,416	6,778	**26,632**	37	**26,669**	**1,319,308**
Student loans	-	44,877	-	-	7,956	**52,833**	-	1,472	-	-	2,078	**3,550**	-	**3,550**	**49,283**
Other loans and accounts receivable	4,188	218,106	390	11,537	3,325	**237,546**	53	2,833	93	8,116	1,884	**12,979**	-	**12,979**	**224,567**
Subtotal	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**	**17,043,575**
Mortgage loans															
Loans with mortgage finance	-	1,809	-	-	104	**1,913**	-	3	-	-	28	**31**	-	**31**	**1,882**
Endorsable mortgage mutual loans	-	2,000	-	-	238	**2,238**	-	4	-	-	80	**84**	-	**84**	**2,154**
Mortgage bond-financed loans	-	85,395	-	-	2,226	**87,621**	-	139	-	-	241	**380**	-	**380**	**87,241**
Other mutual mortgage loans	-	15,141,159	-	-	416,536	**15,557,695**	-	29,302	-	-	75,640	**104,942**	-	**104,942**	**15,452,753**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	76,582	-	-	2,960	**79,542**	-	145	-	-	1,009	**1,154**	-	**1,154**	**78,388**
Subtotal	**-**	**15,306,945**	**-**	**-**	**422,064**	**15,729,009**	**-**	**29,593**	**-**	**-**	**76,998**	**106,591**	**-**	**106,591**	**15,622,418**
Consumer loans															
Consumer loans in instalments	-	3,429,217	-	-	150,143	**3,579,360**	-	119,050	-	-	97,598	**216,648**	-	**216,648**	**3,362,712**
Current account debtors	-	149,167	-	-	6,489	**155,656**	-	8,402	-	-	5,107	**13,509**	-	**13,509**	**142,147**
Credit card debtors	-	1,521,922	-	-	22,254	**1,544,176**	-	40,587	-	-	17,536	**58,123**	-	**58,123**	**1,486,053**
Consumer finance leasing transactions	-	2,652	-	-	-	**2,652**	-	34	-	-	-	**34**	-	**34**	**2,618**
Other loans and accounts receivable	-	261	-	-	707	**968**	-	46	-	-	560	**606**	-	**606**	**362**
Subtotal	**-**	**5,103,219**	**-**	**-**	**179,593**	**5,282,812**	**-**	**168,119**	**-**	**-**	**120,801**	**288,920**	**-**	**288,920**	**4,993,892**
TOTAL	10,952,240	24,964,304	1,110,717	698,790	970,359	38,696,410	97,070	278,893	36,420	220,089	384,629	1,017,101	19,424	1,036,525	37,659,885

Consolidated Financial Statements December 2022 / Banco Santander Chile 92

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Loans and receivables from customers As of December 31, 2021 (MCh$)	Financial assets before provisions						Established provisions								
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,611,318	4,376,038	935,943	472,545	325,069	**13,720,913**	58,519	64,216	33,382	158,662	158,793	**473,572**	**29,549**	**503,121**	**13,217,792**
Foreign trade credits Chilean exports	724,029	9,711	33,504	2,621	1,132	**770,997**	13,306	327	2,304	1,454	705	**18,096**	**-**	**18,096**	**752,901**
Foreign trade credits Chilean imports	676,870	52,526	11,571	18,177	1,852	**760,996**	16,377	1,503	1,365	10,335	1,106	**30,686**	**-**	**30,686**	**730,310**
Foreign trade credits between third countries	2,799	-	-	-	-	**2,799**	65	-	-	-	-	**65**	**-**	**65**	**2,734**
Current account debtors	49,365	32,316	11,504	1,284	7,892	**102,361**	1,357	1,028	1,448	676	5,547	**10,056**	**-**	**10,056**	**92,305**
credit card debtors	23,780	81,850	3,197	676	7,421	**116,924**	694	2,479	371	301	4,942	**8,787**	**-**	**8,787**	**108,137**
Factoring transactions	630,518	32,819	11,691	3,063	411	**678,502**	6,520	621	585	2,160	411	**10,297**	**-**	**10,297**	**668,205**
Commercial leasing transactions	882,356	221,798	154,469	69,571	9,503	**1,337,697**	3,361	4,239	3,227	10,230	6,809	**27,866**	**739**	**28,605**	**1,309,092**
Student loans	-	49,287	-	-	6,727	**56,014**	-	1,172	-	-	2,323	**3,495**	**-**	**3,495**	**52,519**
Other loans and accounts receivable	3,114	93,823	589	5,566	3,150	**106,242**	37	1,440	133	3,318	1,853	**6,781**	**-**	**6,781**	**99,461**
Subtotal	**10,604,149**	**4,950,168**	**1,162,468**	**573,503**	**363,157**	**17,653,445**	**100,236**	**77,025**	**42,815**	**187,136**	**182,489**	**589,701**	**30,288**	**619,989**	**17,033,456**
Mortgage loans															
Loans with mortgage finance	-	4,094	-	-	208	**4,302**	-	6	-	-	25	**31**	-	**31**	**4,271**
Endorsable mortgage mutual loans	-	3,606	-	-	317	**3,923**	-	14	-	-	45	**59**	-	**59**	**3,864**
Mortgage bond-financed loans	-	83,144	-	-	1,830	**84,974**	-	119	-	-	173	**292**	-	**292**	**84,682**
Other mutual mortgage loans	-	13,391,441	-	-	389,839	**13,781,280**	-	20,038	-	-	53,348	**73,386**	-	**73,386**	**13,707,894**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	934	-	-	762	**1,696**	-	5	-	-	188	**193**	-	**193**	**1,503**
Subtotal	**-**	**13,483,219**	**-**	**-**	**392,956**	**13,876,175**	**-**	**20,182**	**-**	**-**	**53,779**	**73,961**	**-**	**73,961**	**13,802,214**
Consumer loans															
Consumer loans in instalments	-	3,447,432	-	-	145,481	**3,592,913**	-	109,319	-	-	117,613	**226,932**	-	**226,932**	**3,365,981**
Current account debtors	-	121,230	-	-	1,366	**122,596**	-	5,896	-	-	1,075	**6,971**	-	**6,971**	**115,625**
Credit card debtors	-	1,272,589	-	-	7,736	**1,280,325**	-	24,748	-	-	6,007	**30,755**	-	**30,755**	**1,249,570**
Consumer finance leasing transactions	-	3,184	-	-	16	**3,200**	-	28	-	-	14	**42**	-	**42**	**3,158**
Other loans and accounts receivable	-	91	-	-	123	**214**	-	21	-	-	98	**119**	-	**119**	**95**
Subtotal	**-**	**4,844,526**	**-**	**-**	**154,722**	**4,999,248**	**-**	**140,012**	**-**	**-**	**124,807**	**264,819**	**-**	**264,819**	**4,734,429**
TOTAL	**10,604,149**	**23,277,913**	**1,162,468**	**573,503**	**910,835**	**36,528,868**	**100,236**	**237,219**	**42,815**	**187,136**	**361,075**	**928,481**	**30,288**	**958,769**	**35,570,099**

Consolidated Financial Statements December 2022 / Banco Santander Chile 93

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

e. Contingent loans

Contingent credit balances as of December 31, 2022 and 2021 are as follows:

Exposure to credit risk from contingent loans As of December 31, 2022 (MCh$)	Contingent credit exposure before provisions						Established provisions						Net contingent credit risk exposure
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Guarantees and sureties	902,883	615	20,547	127	-	**924,172**	2,825	13	6,299	115	-	**9,252**	**914,920**
Letters of credit for goods movement operations	50,835	253	16	-	-	**51,104**	338	6	2	-	-	**346**	**50,758**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Transactions related to contingent events	689,499	29,963	29,707	7,489	775	**757,433**	9,512	731	2,387	3,964	624	**17,218**	**740,215**
Immediately repayable unrestricted credit lines	235,723	729,568	1,997	848	4,108	**972,244**	1,308	5,177	185	298	2,922	**9,890**	**962,354**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Credits for higher studies Law No 20,027 (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other irrevocable credit commitments	239,962	103,468	-	-	-	**343,430**	1,053	210	-	-	-	**1,263**	**342,167**
Other contingent credits	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Consolidated Financial Statements December 2022 / Banco Santander Chile 94

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Exposure to credit risk from contingent loans As of December 31, 2021 (MCh$)	Contingent credit exposure before provisions						Established provisions						Net contingent credit risk exposure
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Guarantees and sureties	561,195	1,117	16,612	128	-	**579,052**	1,927	27	5,940	115	-	**8,009**	**571,042**
Letters of credit for goods movement operations	74,856	322	284	-	-	**75,462**	1,082	12	37	-	-	**1,131**	**74,331**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Transactions related to contingent events	643,603	27,201	22,196	3,703	708	**697,411**	7,813	641	1,456	1,909	522	**12,341**	**685,070**
Immediately repayable unrestricted credit lines	751,978	2,612,548	8,252	950	5,085	**3,378,813**	921	4,993	472	767	581	**7,734**	**3,371,079**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Credits for higher studies Law No 20,027 (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other irrevocable credit commitments	197,410	65,507	-	-	-	**262,917**	1,367	219	-	-	-	**1,586**	**261,331**
Other contingent credits	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Consolidated Financial Statements December 2022 / Banco Santander Chile 95

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

f. Breakdown of movement in established provisions - Receivable from banks

Breakdown of movement in established provisions - Receivable from banks, as of December 31, 2022 and 2021 is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in portfolio provisions for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio	Total
Balance as of January 1, 2022	-	-	-	-
Provision establishment/(release) by:	-			-
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual normal to Substandard	-	-	-	-
Individual normal to Individual non-performing	-	-	-	-
Substandard to Individual Non-performing	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual non-performing to Substandard	-	-	-	-
Individual non-performing to Individual normal	-	-	-	-
New credits originated	32	-	-	32
New credits due to translation from contingent to loan	-	-	-	-
New credits purchased	-	-	-	-
Sale or assignment of credits	-	-	-	-
Paid from credits	-	-	-	-
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	4	-	-	4
Other changes in provisions	-	-	-	-
Balance as of December 31, 2022	**36**	-	-	**36**

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2021 (MCh$)	Movement in portfolio provisions for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Non-performing portfolio	Total
Balance as of January 1, 2021		-	-	
Provision establishment/(release) by:	-			-
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual normal to Substandard	-	-	-	-
Individual normal to Individual non-performing	-	-	-	-
Substandard to Individual Non-performing	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual non-performing to Substandard	-	-	-	-
Individual non-performing to Individual normal	-	-	-	-
New credits originated	-	-	-	-
New credits due to translation from contingent to loan	-	-	-	-
New credits purchased	-	-	-	-
Sale or assignment of credits	-	-	-	-
Paid from credits	-	-	-	-
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	-	-	-	-
Other changes in provisions	-	-	-	-
Balances as of December 31, 2021	-	-	-	-

Consolidated Financial Statements December 2022 / Banco Santander Chile 96

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

g. Breakdown of movement in established provisions - Commercial Loans

Breakdown of movement in established provisions - Commercial Loans, as of December 31, 2022 and 2021 is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in portfolio provisions for the period						Deductible FOGAPE Covid-19 guarantees	Total
	Normal portfolio Evaluation		Substandard Portfolio	Non-performing portfolio Evaluation		Subtotal		
	individual	group		individual	group			
Commercial loans								
Balance as of January 1, 2022	**100,236**	**77,025**	**42,815**	**187,136**	**182,489**	**589,701**	**30,288**	**619,989**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	26,136	92,049	19,040	37,576	78,427	**253,228**	71	**253,299**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual normal to Substandard	(9,896)	-	18,147	-	-	**8,251**	880	**9,131**
Individual normal to Individual non-performing	(110)	-	-	202	-	**92**	-	**92**
Substandard to Individual Non-performing	-	-	(18,228)	44,675	-	**26,447**	11	**26,458**
Substandard to Individual Normal	5,179	-	(8,479)	0	-	**(3,300)**	552	**(2,748)**
Individual non-performing to Substandard	-	-	1,109	(2,309)	-	**(1,200)**	-	**(1,200)**
Individual non-performing to Individual normal	17	-	-	(36)	-	**(19)**	-	**(19)**
Group normal to Group non-performing	-	(31,489)	-	-	68,623	**37,134**	724	**37,858**
Group non-performing to Group normal	-	14,224	-	-	(51,455)	**(37,231)**	65	**(37,166)**
Individual (normal, substandard, non-performing) to Group (normal, non-compliance)	1,586	-	417	(4,142)	-	**(2,139)**	392	**(1,747)**
Group (normal, non-performing) to Individual (normal, substandard, non-compliance)	(6)	1,670	-	-	2,977	**4,641**	245	**4,886**
New credits originated	238,169	23,977	34,685	162,871	9,762	**469,464**	356	**469,820**
New credits due to translation from contingent to loan	912	1,408	543	53	39	**2,955**	-	**2,955**
New credits purchased	-	-	-	-	-	-	-	-
Sale or assignment of credits	-	-	-	-	(224)	**(224)**	-	**(224)**
Paid from credits	(265,643)	(97,169)	(53,612)	(197,479)	(81,568)	**(695,471)**	(14,160)	**(709,631)**
Provision application for charge-offs	-	(336)	-	(6,921)	(22,552)	**(29,809)**	-	**(29,809)**
Recovery of impaired loans	-	-	-	-	-	-	-	-
Changes in models and methodologies	-	-	-	-	-	-	-	-
Exchange rate difference	526	(5)	3	(1,565)	84	**(957)**	-	**(957)**
Other changes in provisions	(36)	(173)	(20)	28	228	**27**	-	**27**
Balance as of December 31, 2022	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**

Consolidated Financial Statements December 2022 / Banco Santander Chile 97

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2021 (MCh$)	Movement in portfolio provisions for the period							
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees (i)	Total
	Evaluation			Evaluation				
	individual	group		individual	group			
Commercial loans								
Balance as of January 1, 2021	97,247	78,137	53,361	195,235	195,576	**619,556**	26,873	**646,429**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	26,334	63,490	16,371	35,380	63,720	**205,295**	1	**205,296**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual normal to Substandard	(11,391)	-	17,940	-	-	**6,549**	689	**7,238**
Individual normal to Individual non-performing	(144)	-	-	1,035	-	**891**	-	**891**
Substandard to Individual Non-performing	-	-	(13,297)	31,454	-	**18,157**	-	**18,157**
Substandard to Individual Normal	2,106	-	(3,501)	-	-	**(1,395)**	46	**(1,349)**
Individual non-performing to Substandard	-	-	296	(724)	-	**(428)**	-	**(428)**
Individual non-performing to Individual normal	45	-	-	(28)	-	**17**	-	**17**
Group normal to Group non-performing	-	(20,072)	-	-	47,798	**27,726**	107	**27,833**
Group non-performing to Group normal	-	4,854	-	-	(26,574)	**(21,720)**	2	**(21,718)**
Individual (normal, substandard, non-performing) to Group (normal, non-compliance)	2,972	-	402	114	-	**3,488**	-	**3,488**
Group (normal, non-performing) to Individual (normal, substandard, non-compliance)	(4)	(1,403)	-	-	-	**(1,407)**	322	**(1,085)**
New credits originated	212,315	27,025	96,069	189,598	8,985	**533,992**	12,540	**546,532**
New credits due to translation from contingent to loan	654	1,235	185	44	48	**2,166**	-	**2,166**
New credits purchased	-	-	-	-	-	**-**	-	**-**
Sale or assignment of credits	-	-	-	-	(55,295)	**(55,295)**	-	**(55,295)**
Paid from credits	(235,965)	(74,837)	(126,695)	(247,892)	(28,657)	**(714,046)**	(10,292)	**(724,338)**
Provision application for charge-offs	-	(1,692)	-	(22,876)	(23,560)	**(48,128)**	-	**(48,128)**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	6,080	294	1,708	5,837	436	**14,355**	-	**14,355**
Other changes in provisions	(13)	(6)	(24)	(41)	12	**(72)**	-	**(72)**
Balances as of December 31, 2021	**100,236**	**77,025**	**42,815**	**187,136**	**182,489**	**589,701**	**30,288**	**619,989**

Consolidated Financial Statements December 2022 / Banco Santander Chile 98

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued h. Breakdown of movement in established provisions - Mortgage loans Breakdown of movement in established provisions - Mortgage loans, as of December 31, 2022 and 2021 is, as follows: Breakdown of movement in provisions established for credit risk portfolio during the period Total Non - perfo r m ing portfolio Normal Portfolio As of December 31, 2022 (MCh$) Mortgage loans 73,961 53,779 20,182 Balance as of January 1, 2022 Provision establishment/(release) by: 102,858 60,453 42,405 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the 17,349 21,596 (4,247) end of the period [portfolio from ( - ) to (+)]: Group normal to group non - performing (12,461) (14,404) 1,943 Group non - performing to Group normal 1,341 447 894 New credits originated - - - New credits purchased - (68,089) - (37,475) - (30,614) Sale or assignment of credits Paid from credits (5,479) (5,466) (13) Provision application for charge - offs - - - Recovery of impaired loans - - - Changes in models and methodologies - (2,889) - (1 , 93 2 ) - (9 5 7 ) Exchange rate difference Other changes in provisions 106,591 76,998 29,593 Balance as of December 31, 2022 Movement in portfolio provisions for the period Group Evaluation Breakdown of movement in provisions established for credit risk portfolio during the period Total Non - perfo r m ing portfolio Normal Portfolio As of December 31, 2021 (MCh$) Mortgage loans 61,281 37,608 23,673 Balance as of January 1, 2021 Provision establishment/(release) by: 58,651 31,267 27,384 Change in measurement without portfolio reclassifying during the period: 10,881 12,585 (1,704) Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: Group normal to group non - performing (6,721) (7,989) 1,268 Group non - performing to Group normal 1,213 - - (3 9 , 5 1 3 ) 157 - - (8 , 12 7 ) 1,056 - - (3 1 , 3 8 6 ) New credits originated New credits purchased Sale or assignment of credits Paid from credits (11,831) - - - - (11,722) - - - - (109) - - - - Provision application for charge - offs Recovery of impaired loans Changes in models and methodologies Exchange rate difference Other changes in provisions 73,961 53,779 20,182 Balances as of December 31, 2021 Movement in portfolio provisions for the period Group Evaluation 99 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

i. Breakdown of movement of established provisions - Consumer loans

Breakdown of movement of established provisions - Consumer loans, as of December 31, 2022 and 2021 is, as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in portfolio provisions for the period		
	Group Evaluation		
	Portfolio	Non-performing portfolio	Total
Consumer loans			
Balance as of January 1, 2022	**140,012**	**124,807**	**264,819**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	299,434	87,518	386,952
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to group non-performing	(53,881)	154,567	100,686
Group non-performing to Group normal	19,110	(41,676)	(22,566)
New credits originated	47,748	18,874	66,622
New credits due to translation from contingent to loan	14,486	330	14,816
New credits purchased	-	-	-
Sale or assignment of credits	-	-	-
Paid from credits	(297,264)	(181,129)	(478,393)
Provision application for charge-offs	(1,419)	(42,493)	(43,912)
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	(7)	3	(4)
Other changes in provisions	(100)	-	(100)
Balance as of December 31, 2022	**168,119**	**120,801**	**288,920**

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2021 (MCh$)	Movement in portfolio provisions for the period		
	Group Evaluation		
	Portfolio	Non-performing portfolio	Total
Consumer loans			
Balance as of January 1, 2021	**95,568**	**173,274**	**268,842**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	233,316	39,082	**272,398**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to group non-performing	(48,307)	93,716	**45,409**
Group non-performing to Group normal	23,381	(46,497)	**(23,116)**
New credits originated	26,465	12,508	**38,973**
New credits due to translation from contingent to loan	6,056	127	**6,183**
New credits purchased	-	-	**-**
Sale or assignment of credits	-	-	**-**
Paid from credits	(192,615)	(27,415)	**(220,030)**
Provision application for charge-offs	(3,964)	(119,968)	**(123,932)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	112	2	**114**
Other changes in provisions	-	(22)	**(22)**
Balances as of December 31, 2021	**140,012**	**124,807**	**264,819**

Consolidated Financial Statements December 2022 / Banco Santander Chile 100

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

j. Breakdown of movement in established provisions - Contingent credits

Breakdown of movement in established provisions - Contingent credits, as of December 31, 2022, and 2021, is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in portfolio provisions for the period					
	Normal portfolio Evaluation		Substandard Portfolio	Non-performing portfolio Evaluation		Total
	individual	group		individual	group	
Contingent credit exposure						
Balance as of January 1, 2022	**13,110**	**5,892**	**7,905**	**2,791**	**1,103**	**30,801**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	5,874	7,822	830	1,377	2,024	**17,927**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual normal to Substandard	(1,276)	-	3,091	-	-	**1,815**
Individual normal to Individual non-performing	(4)	-	0	19	-	**15**
Substandard to Individual Non-performing	-	-	(492)	3,152	-	**2,660**
Substandard to Individual Normal	185	-	(475)	-	-	**(290)**
Individual non-performing to Substandard	-	-	2	(1)	-	**1**
Individual non-performing to Individual normal	-	-	-	(61)	-	**(61)**
Group normal to Group non-performing	-	(237)	-	-	6,518	**6,281**
Group non-performing to Group normal	-	138	-	-	(4,574)	**(4,436)**
Individual (normal, substandard, non-performing) to Group (normal, non-compliance)	80	-	(4)	(123)	-	**(47)**
Group (normal, non-performing) to Individual (normal, substandard, non-compliance)	-	(26)	-	-	113	**87**
New contingent credits granted	14,451	3,836	2,539	1,288	2,653	**24,767**
Paid from credits	(18,739)	(11,798)	(4,662)	(4,260)	(4,546)	**(44,005)**
Contingent credits from translation to loans	28	537	5	27	189	**786**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	(116)	(55)	97	(1)	11	**(64)**
Other changes in provisions	1,443	28	37	169	55	**1,732**
Balance as of December 31, 2022	**15,036**	**6,137**	**8,873**	**4,377**	**3,546**	**37,969**

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2021 (MCh$)	Movement in portfolio provisions for the period					
	Normal portfolio Evaluation		Substandard Portfolio	Non-performing portfolio Evaluation		Total
	individual	group		individual	group	
Contingent credit exposure						
Balance as of January 1, 2021	**13,360**	**12,810**	**3,830**	**4,643**	**2,110**	**36,753**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	5,351	24,561	2,892	882	1,593	**35,279**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual normal to Substandard	(1,104)	-	1,940	-	-	**836**
Individual normal to Individual non-performing	(5)	-	-	52	-	**47**
Substandard to Individual Non-performing	-	-	(482)	1,834	-	**1,352**
Substandard to Individual Normal	327	-	(470)	-	-	**(143)**
Individual non-performing to Substandard	-	-	32	(27)	-	**5**
Individual non-performing to Individual normal	3	-	-	(12)	-	**(9)**
Group normal to Group non-performing	-	(253)	-	-	5,025	**4,772**
Group non-performing to Group normal	-	145	-	-	(2,618)	**(2,473)**
Individual (normal, substandard, non-performing) to Group (normal, non-compliance)	286	-	-	-	-	**286**
Group (normal, non-performing) to Individual (normal, substandard, non-compliance)	-	(317)	-	-	-	**(317)**
New contingent credits granted	13,592	5,469	4,335	1,099	2,235	**26,730**
Contingent credits from translation to loans	67	370	13	2	119	**571**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	656	1,086	868	40	204	**2,854**
Other changes in provisions	(19,423)	(37,979)	(5,053)	(5,722)	(7,565)	**(75,742)**
Balances as of December 31, 2021	**13,110**	**5,892**	**7,905**	**2,791**	**1,103**	**30,801**

Consolidated Financial Statements December 2022 / Banco Santander Chile 101

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

k. Concentration of credit by economic activity

The concentration of credits by economic activity as of December 31, 2022 and 2021 is as follows:

Composition of economic activity for loans and advances, contingent credit exposure and provisions As of December 31, 2022 (MCh$)	Loans and contingent credit exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	**-**	**32,991**	**32,991**	**-**	**36**	**36**
Commercial loans						
Agriculture and livestock	655,149	-	**655,149**	25,405	-	**25,405**
Fruit growing	627,903	2,663	**630,566**	24,715	6	**24,721**
Forestry	170,750	6	**170,756**	9,712	-	**9,712**
Fishing	284,398	-	**284,398**	10,393	-	**10,393**
Mining	260,454	-	**260,454**	5,210	-	**5,210**
Oil and natural gas	88,263	471	**88,734**	228	-	**228**
Manufacturing industry;	-	-	**-**	-	-	**-**
Food, beverages and tobacco	377,443	-	**377,443**	15,051	-	**15,051**
Textile, leather and footwear	82,454	946	**83,400**	4,082	3	**4,085**
Wood and furniture	85,965	-	**85,965**	2,697	-	**2,697**
Pulp, paper and printing	65,819	6	**65,825**	3,983	-	**3,983**
Chemicals and oil products	153,929	1	**153,930**	2,118	-	**2,118**
Metallic, non-metallic, machinery, or other	599,008	397	**599,405**	29,328	17	**29,345**
Electricity, gas and water	901,777	-	**901,777**	4,924	-	**4,924**
Housing construction	239,530	-	**239,530**	15,653	-	**15,653**
Non-housing construction (office, civil works)	628,068	1,203	**629,271**	40,926	1,077	**42,003**
Wholesale trade	1,665,308	11,636	**1,676,944**	108,429	82	**108,511**
Retail trade, restaurants and hotels	1,540,699	1,953	**1,542,652**	68,429	6	**68,435**
Transport and storage	732,271	43,288	**775,559**	34,620	95	**34,715**
Telecommunications	357,761	271	**358,032**	5,581	23	**5,604**
Financial services	348,807	-	**348,807**	8,017	-	**8,017**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,619,823	9,960	**2,629,783**	59,554	22	**59,576**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defence and police	-	-	**-**	-	-	**-**
Social and other communal services	5,124,116	2,093	**5,126,209**	160,551	77	**160,628**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,609,695**	**74,894**	**17,684,589**	**639,606**	**1,408**	**641,014**
Mortgage loans	**15,725,907**	**3,102**	**15,729,009**	**106,579**	**12**	**106,591**
Consumer loans	**5,281,263**	**1,549**	**5,282,812**	**288,782**	**138**	**288,920**
Contingent credit exposure	**2,793,571**	**254,812**	**3,048,383**	**37,546**	**423**	**37,969**

Consolidated Financial Statements December 2022 / Banco Santander Chile 102

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Composition of economic activity for loans and advances, contingent credit exposure and provisions As of December 31, 2021 (MCh$) Loans and contingent credit exposures Loans T o ta l Established provisions Loans T o ta l D o m e st i c Loans Fo r e ign loans D o m e st i c Loans Fo r e ign loans - - - 428 428 - Interbank loans Commercial loans 21,742 - 21,742 704,246 3 704,243 Agriculture and livestock 15,513 7 15,506 672,870 3,403 669,467 Fruit growing 7,915 - 7,915 178,285 - 178,285 Forestry 8,601 - 8,601 271,284 - 271,284 Fishing 4,510 - 4,510 215,348 - 215,348 Mining 122 - 122 89,652 456 89,196 Oil and natural gas - - - - - - Manufacturing industry; 10,831 - 10,831 364,107 - 364,107 Food, beverages and tobacco 4,222 6 4,216 101,608 1,191 100,417 Textile, leather and footwear 2,753 - 2,753 94,330 - 94,330 Wood and furniture 4,345 - 4,345 73,172 - 73,172 Pulp, paper and printing 2,221 - 2,221 149,175 - 149,175 Chemicals and oil products 54,079 39 54,040 655,174 913 654,261 Metallic, non - metallic, machinery, or other 4,890 - 4,890 695,471 - 695,471 Electricity, gas and water 12,349 - 12,349 281,906 - 281,906 Housing construction 34,798 4,074 30,724 705,066 4,532 700,534 Non - housing construction (office, civil works) 94,702 154 94,548 1,841,135 14,900 1,826,235 Wholesale trade 71,838 22 71,816 1,394,637 6,062 1,388,575 Retail trade, restaurants and hotels 30,812 - 30,812 782,250 - 782,250 Transport and storage 5,231 75 5,156 342,415 830 341,585 Telecommunications 7,433 30 7,403 306,226 1,711 304,515 Financial services - - - - - - Business services 54,260 27 54,233 2,596,580 12,465 2,584,115 Real estate services - - - - - - Student Loans - - - - - - Public administration, defence and police 166,822 84 166,738 5,138,508 1,792 5,136,716 Social and other communal services - - - - - - Personal services 619,989 4,518 615,471 17,653,445 48,686 17,604,759 Subtotal 73,961 71 73,890 13,876,175 3,828 13,872,347 Mortgage loans 264,819 166 264,653 4,999,248 1,800 4,997,448 Consumer loans Contingent credit exposure 4,952,579 41 , 07 6 4,993,655 30 , 67 6 125 30 , 80 1 103 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

l. Housing loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Mortgage loans and their provisions as of December 31, 2022 and 2021 are as follows:

As of December 31, 2022 Loan / Guarantee Value (%)	Mortgage loans (MCh$)						Provisions established for Mortgage Loans (MCh$)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,282,875	7,234	20,337	13,303	18,078	1,341,827	2,006	104	654	668	5,980	9,412
40% < LTV <= 80%	11,895,286	38,214	219,522	135,462	157,753	12,446,237	26,311	603	7,692	7,990	43,531	86,127
80% < LTV <= 90%	1,708,525	142	28,085	13,532	12,884	1,763,168	4,932	29	1,177	931	2,194	9,263
LTV > 90%	170,461	100	3,407	1,403	2,406	177,777	711	2	145	70	861	1,789
Total	**15,057,147**	**45,690**	**271,351**	**163,700**	**191,121**	**15,729,009**	**33,960**	**738**	**9,668**	**9,659**	**52,566**	**106,591**

As of December 31, 2021 Loan / Guarantee Value (%)	Mortgage loans (MCh$)						Provisions established for Mortgage Loans (MCh$)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,074,078	4,895	13,265	6,663	9,185	**1,108,086**	2,810	103	671	490	1,739	**5,813**
40% < LTV <= 80%	10,439,364	29,654	120,263	66,012	86,152	**10,741,445**	29,575	667	5,847	4,495	18,299	**58,883**
80% < LTV <= 90%	1,781,327	36	16,139	10,016	7,063	**1,814,581**	5,074	5	806	874	1,317	**8,076**
LTV > 90%	209,064	5	1,778	639	577	**212,063**	752	5	152	68	212	**1,189**
Total	**13,503,833**	**34,590**	**151,445**	**83,330**	**102,977**	**13,876,175**	**38,211**	**780**	**7,476**	**5,927**	**21,567**	**73,961**

Consolidated Financial Statements December 2022 / Banco Santander Chile 104

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued m. Dues from banks and commercial loans and their provisions established by classification category The concentration dues from banks and commercial loans, alongside their provisions by classification category as of December 31, 2022 and December 31, 2021, are as follows: Concentration of dues from banks and commercial loans and their provisions by classification category as of December 31, 2022 (in MCh$) Interbank loans and commercial loans payable to the bank Evaluation T o t a l Deductible provision f o r F O G APE Covid - 19 guarantees Individual Gr ou p N o r m a l p o rtf o li o Substandard Portfolio N o n - p e rf o r mi n g p o rtf o li o T o t a l N o r m a l Non - performing T o t a l Portfolio portfolio S ub t o t a l C6 C5 C4 C3 C2 C1 S ub t o t a l B4 B3 B2 B1 Subtotal A6 A5 A4 A3 A1 A2 In t e r b a n k lo a n s - - - - - - - - - - - - - - - - - - - - - - - - Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - Commercial interbank loans - - - - - - - - - - - - - - - - - - - - - - - - - Current account overdrafts - Foreign trade credits Chilean Foreign trade credits Chilean Foreign trade credits between third Non - transferable deposits with - - - - 32,991 - - - - - - - - - - - - 32,991 - - - 32,991 - 13,442 exports 19,569 - - - - - - - - - - - - - - - - - - - - - - - - imports - - - - - - - - - - - - - - - - - - - - - - - - - countries - - - - - - - - - - - - - - - - - - - - - - - - - banks - Other loans with banks - - - - - - - - - - - - - - - - - - - - - - - - - - - - - 32,991 - - - - - - - - - - - - 32,991 - - - 32,991 - 13,442 19,569 Subtotal - - - - 36 - - - - - - - - - - - - 36 - - - 36 - 29 7 Established provisions - - - - 0.22% - - - - - - - - - - - - 0.22% - - - 0.22% - 0.22% - % E s t a bl i s h e d p r o v i s io n s C o m me r c i a l l o a n s C o mm e r ci a l lo an s Foreign trade credits Chilean exports Foreign trade credits Chilean imports Foreign trade credits between third countries Debtors with current accounts 2, 9 3 9 6 2 9, 53 5 1, 4 0 8 , 9 7 1 1, 9 0 4 , 9 5 3 2, 0 4 0 , 3 4 8 1, 6 4 0 , 7 8 7 7, 6 2 7 , 5 3 3 5 8 1, 91 4 1 5 0, 83 9 59 , 0 3 1 93 , 4 8 6 8 8 5, 27 0 1 5 8, 66 8 95 , 2 5 3 89 , 6 6 5 98 , 2 0 4 75 , 3 6 0 68 , 4 6 4 5 8 5, 61 4 9, 0 9 8 , 4 1 7 3, 8 6 6 , 9 2 8 3 2 7, 07 8 4, 1 9 4 , 0 0 6 13,292,423 19 , 3 8 7 - - 1 6 0, 80 0 2 5 3, 64 7 1 8 6, 82 9 83 , 8 0 9 6 8 5, 08 5 41 , 5 7 7 5, 1 8 7 2 6 7 2, 9 7 5 50 , 0 0 6 5 1 1 - - 8 2 1 1, 6 5 7 4, 3 0 8 7, 2 9 7 7 4 2, 38 8 8, 3 8 2 1, 7 3 1 10 , 1 1 3 7 5 2, 50 1 - - 17 , 9 9 5 2 1 3, 05 5 2 2 5, 21 5 2 4 6, 15 9 88 , 0 0 8 7 9 0, 43 2 9, 0 3 1 9 2 2 90 2 6 6 10 , 3 0 9 - - 3 5 3 7, 9 9 5 1, 0 0 7 5, 1 2 0 14 , 4 7 5 8 1 5, 21 6 41 , 6 5 2 1, 6 8 9 43 , 3 4 1 8 5 8, 55 7 - - - - 79 2 8 9 9 4 6 1, 3 1 4 - - - - - - - - - - - - 1, 3 1 4 - - - 1, 3 1 4 - - 12 , 8 1 0 22 , 0 1 5 16 , 8 1 7 9, 4 0 2 11 , 1 0 8 72 , 1 5 2 10 , 7 6 4 6 4 9 5 4 3 4 1 2 12 , 3 6 8 3 1 5 3 7 5 83 2 8 4 6 1 0 8 3 4 2, 5 0 1 87 , 0 2 1 38 , 4 0 2 6, 8 3 8 45 , 2 4 0 1 3 2, 26 1 - Credit card debtors - 8 4 6 4, 1 4 9 10 , 8 8 7 7, 4 4 8 6, 0 7 5 29 , 4 0 5 2, 5 5 2 6 9 3 32 1 5 3 3, 4 3 0 2 3 0 92 70 1 4 5 2 8 2 3 2 5 1, 1 4 4 33 , 9 7 9 91 , 0 2 1 7, 6 7 9 98 , 7 0 0 1 3 2, 67 9 - F a ct o r i n g t r an s a c t i on s 13 , 3 6 6 1 5 7, 11 1 4 2 9, 60 7 1 0 5, 66 4 54 , 8 4 2 58 , 6 5 2 8 1 9, 24 2 11 , 7 5 3 3 7 2 - 45 12 , 1 7 0 4 0 9 - 1 7 9 5 9 1 7 2 6 1, 1 8 4 3, 0 8 9 8 3 4, 50 1 41 , 2 5 5 2, 6 3 3 43 , 8 8 8 8 7 8, 38 9 - Commercial leasing transactions 4, 0 9 0 16 , 3 0 7 1 0 9, 41 8 2 6 2, 53 1 2 7 8, 64 6 2 5 1, 77 8 9 2 2, 77 0 81 , 5 1 9 32 , 9 1 5 15 , 0 3 4 7, 3 0 5 1 3 6, 77 3 37 , 9 8 0 18 , 1 9 6 4, 3 8 3 9, 9 5 2 2, 4 4 1 1 9 3 73 , 1 4 5 1, 1 3 2 , 6 8 8 2 0 3, 51 7 9, 7 7 3 2 1 3, 29 0 1, 3 4 5 , 9 7 8 37 S t ud en t l oan s Other loans and accounts receivable - - - - - - - - - - - - - - - - - - - - 44 , 8 7 7 7, 9 5 6 52 , 8 3 3 52 , 8 3 3 - 1 5 7 5 8 2 9 2 0 8 6 1 1, 2 6 0 5 2 7 4, 3 0 7 1 9 2 17 5 1 7 7 3 9 1 8 1 9 36 95 1, 5 8 7 2, 6 5 2 6, 3 3 6 11 , 5 2 5 16 , 2 2 3 2 1 8, 10 6 3, 3 2 5 2 2 1, 43 1 2 3 7, 65 4 - S ub t o t a l 20 , 5 5 2 8 3 5, 18 6 2, 3 4 8 , 9 3 5 2, 7 8 0 , 6 5 4 2, 8 2 5 , 2 2 3 2, 1 4 1 , 6 9 0 10,952,240 7 3 9, 30 2 1 9 1, 59 4 75 , 0 0 2 1 0 4, 81 9 1, 1 1 0 , 7 1 7 1 9 8, 93 2 1 1 3, 95 2 94 , 8 2 8 1 1 9, 57 9 84 , 7 3 5 86 , 7 6 4 6 9 8, 79 0 12,761,747 4, 5 5 4 , 1 4 0 3 6 8, 70 2 4, 9 2 2 , 8 4 2 17,684,589 19 , 4 2 4 Established provisions 6 5 7 3 5, 6 5 1 19 , 1 2 3 33 , 2 6 4 38 , 4 5 3 97 , 0 7 0 18 , 9 1 0 6, 0 4 9 3, 0 0 1 8, 4 6 0 36 , 4 2 0 3, 9 7 9 47 , 8 3 2 2 2 0, 08 9 3 5 3, 57 9 81 , 1 8 1 1 8 6, 83 0 2 6 8, 01 1 6 2 1, 59 0 19 , 4 2 4 % E s t a bl i s h e d p r o v i s io n s 0. 0 3% 0. 0 7% 0. 2 4% 0. 6 9% 1. 1 8% 1. 8 0% 0. 8 9% 2. 5 6% 3. 1 6% 4. 0 0% 8. 0 7% 3. 2 8% 2. 0 0% 11,395 23,707 10.00% 25.00% 40.00% 55,078 78,098 65.00% 90.01% 31 . 5 0% 2. 7 7% 1. 7 8% 50 . 6 7% 5. 4 4% 3. 5 1% 100.00% 105 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Concentration of dues from banks and commercial loans and their provisions by classification category as of December 31, 2021 (MCh$) Interbank loans and commercial loans payable to the bank Evaluation T o t a l D ed u c t i bl e provision for FOGAPE Covid - 19 g u a r a n t e e s Individual Gr ou p N o r m a l p o rtf o li o Substandard Portfolio N o n - p e rf o r mi n g p o rtf o li o T o t a l N o r m a l Non - performing T o t a l A1 A2 A3 A4 A5 A6 S ub t o t a l B1 B2 B3 B4 S ub t o t a l C1 C2 C3 C4 C5 C6 S ub t o t a l po rtf o li o P o rtf o l i o Interbank loans Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - Commercial interbank loans Current account overdrafts Foreign trade credits Chilean exports Foreign trade credits Chilean imports Foreign trade credits between third countries Non - transferable deposits with banks Other loans with banks - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - 2 7 0 110 48 - - - 4 2 8 - - - - - - - - - - - - - - - - 4 2 8 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - S ub t o t a l 2 7 0 110 48 - - - 4 2 8 - - - - - - - - - - - - - - - - 4 2 8 - Established provisions - - - - - - - - - - - - - - - - - - - - - - - - - % C o ns t i t u t e d p r o v i s io n s - - - - - - - - - - - - - - - - - - - - - - - - - C o m me r c i a l l o a n s C o mm e r ci a l lo an s Foreign trade credits Chilean exports Foreign trade credits Chilean imports Foreign trade credits between third countries Debtors with current accounts Credit card debtors F a ct o r i n g t r an s a c t i on s Commercial leasing transactions Student loans Other loans and accounts receivable 2, 8 7 9 5 8 9, 79 3 1,438,563 - 2 3 8, 45 6 2, 1 1 8 , 7 6 4 1 9 2, 23 1 2, 0 7 3 , 3 2 3 1 9 3, 43 7 1,387,996 99,905 7, 6 1 1 , 3 1 8 7 2 4, 02 9 6 0 8, 58 5 29 , 9 2 7 1 9 6, 59 8 3, 0 8 6 61 , 9 3 7 68 , 8 2 3 491 9 3 5, 94 3 33 , 5 0 4 1 4 6, 23 0 83 , 4 1 8 34 , 2 4 2 49,469 - 1, 4 6 1 96 , 9 3 9 696 62 , 2 4 7 464 4 7 2, 54 5 2, 6 2 1 9, 0 1 9 , 8 0 6 7 6 0, 15 4 4,376,038 9,711 3 2 5, 06 9 1, 1 3 4 4,701,133 10,845 13,720,939 770,999 29 , 54 9 - - - - - - 47 , 6 9 6 1 3 8, 71 8 2 0 7, 98 6 1 5 7, 87 8 1 2 4, 59 2 6 7 6, 87 0 9, 0 0 4 1, 0 9 8 1, 4 6 9 - 11 , 5 7 1 - - 5, 3 1 5 4, 7 4 8 7 8 2 7, 3 3 2 18 , 1 7 7 7 0 6, 61 8 52 , 5 2 6 1, 8 5 2 54 , 3 7 8 7 6 0, 99 6 - - - - - - 3 6 9 15 , 1 7 3 4, 5 3 1 1 0 2, 28 2 2 5 1, 62 0 2, 4 3 0 6, 9 5 1 10 , 2 1 6 63 , 5 9 9 2 7 4, 69 0 - 2, 7 9 9 49 , 3 6 5 23 , 7 8 0 6 3 0, 51 8 8 8 2, 35 6 - - - - - - - - - - - - 2, 7 9 9 62 , 1 5 3 27 , 6 5 3 6 4 5, 27 2 1, 1 0 6 , 3 9 6 - - - 2, 7 9 9 1 0 2, 36 1 1 1 6, 92 4 6 7 8, 50 2 1,337,698 56,014 - - - - 9, 8 5 5 8 5 4 1 2 3, 88 3 22 , 2 2 2 8, 3 0 6 3, 6 8 8 2 3 8, 83 3 1 1 1, 26 5 9, 0 8 0 4, 4 9 1 65 , 9 6 5 2 1 8, 32 6 7, 6 6 8 2, 1 7 1 11 , 6 1 1 86 , 0 2 7 9 2 0 6 5 9 1,000 232 58 15 , 4 3 2 1,916 135 22 17 , 0 0 1 11 , 5 0 4 3, 1 9 7 11 , 6 9 1 1 5 4, 46 9 1 9 4 1 5 2 1 7 6 1 0 7 89 56 1 7 9 10 , 5 9 4 79 73 5 9 1 9, 0 1 1 2 8 1 63 7 4 0 1, 9 3 5 4 6 5 2 2 5 1, 5 5 3 4 3 2 1, 2 8 4 6 7 6 3, 0 6 3 69 , 5 7 1 32 , 3 1 6 81 , 8 5 0 32 , 8 1 9 2 2 1, 79 8 49 , 2 8 7 7, 8 9 2 7, 4 2 1 4 1 1 9, 5 0 4 6, 7 2 7 40 , 2 0 8 89 , 2 7 1 33 , 2 3 0 2 3 1, 30 2 56 , 0 1 4 35 , 9 5 6 4, 2 3 3 - - - 36 , 0 0 9 30 , 3 5 4 17 , 2 4 5 739 - - - - - - - - - - - - - - - - - - - - - - 28 4 2 0 8 5 7 9 0 0 4 3 9 4 7 0 3, 1 1 4 1 0 6 3 3 6 4 1 4 3 5 8 9 3 1 4 1, 1 0 0 8 5 8 1 9 5 5 2, 6 0 8 5, 5 6 6 9, 2 6 9 93 , 8 2 3 3, 1 2 2 96 , 9 4 5 1 0 6, 21 4 S ub t o t a l 43 , 0 9 6 7 9 4, 72 3 2, 1 7 8 , 6 8 6 2, 8 9 3 , 8 5 6 2, 7 8 2 , 9 6 3 1, 9 1 0 , 8 2 5 10,604,149 7 5 5, 09 9 2 3 8, 70 6 80 , 1 3 2 88 , 5 3 1 1, 1 6 2 , 4 6 8 1 7 7, 24 4 1 0 2, 04 6 50 , 4 8 3 66 , 0 1 3 1 0 2, 39 1 75 , 3 2 6 5 7 3, 50 3 12,340,120 4, 9 5 0 , 1 6 8 3 6 3, 15 8 5, 3 1 3 , 3 2 6 17,653,446 3 0 , 2 8 8 Established provisions 14 6 2 5 4, 6 8 0 18 , 6 0 5 34 , 9 0 7 41 , 4 0 5 1 0 0, 23 6 21 , 9 2 3 10 , 6 1 5 3, 4 7 7 6, 8 0 0 42 , 8 1 5 3, 5 4 5 10 , 2 0 5 12 , 6 2 1 26 , 4 0 6 66 , 5 6 4 67 , 8 0 5 1 8 7, 13 6 3 3 0, 18 7 77 , 0 2 5 1 8 2, 48 9 2 5 9, 51 4 5 8 9, 70 1 - % C o ns t i t u t e d p r o v i s io n s 0. 03% 0. 08% 0. 21% 0. 64% 1. 25% 2. 17% 0. 9 5% 2. 90% 4. 45% 4. 34% 7. 68% 3. 6 8% 2. 00% 10 . 0 0% 25 . 0 0% 40 . 0 0% 65 . 0 1% 90 . 0 2% 32 . 6 3% 2. 6 8% 1. 56% 50 . 2 5% 4. 8 8% 3. 3 4% - 106 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

n. Loans and their established provisions by the number of days past due

The concentration of credit risk by days past due as of December 31, 2022 and 2021 is as follows:

Concentration of credit risk by days past due As of December 31, 2022 (MCh$)	Contingent credit exposure before provisions						Established provisions								
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	32,991	-	-	-	-	**32,991**	36	-	-	-	-	**36**	-	**-**	**32,955**
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
Subtotal	**32,991**	**-**	**-**	**-**	**-**	**32,991**	**36**	**-**	**-**	**-**	**-**	**36**	**-**	**-**	**32,955**
Commercial loans															
0 days	10,941,007	4,389,406	1,069,098	391,285	64,842	**16,855,638**	96,974	59,045	32,928	76,792	25,999	291,738	18,497	**310,235**	**16,545,403**
1 to 29 days	10,259	54,270	19,480	27,001	6,749	**117,759**	64	4,459	1,068	5,532	2,881	14,004	262	**14,266**	**103,493**
30 to 59 days	965	72,542	13,627	39,430	27,136	**153,700**	32	9,905	1,983	9,486	11,147	32,553	124	**32,677**	**121,023**
60 to 89 days	9	37,922	8,512	41,111	38,835	**126,389**	-	7,772	441	23,262	15,005	46,480	111	**46,591**	**79,798**
> = 90 days	-	-	-	199,963	231,140	**431,103**	-	-	-	105,017	131,798	236,815	430	**237,245**	**193,858**
Subtotal	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**	**17,043,575**
Mortgage loans															
0 days	-	14,951,553	-	-	104,904	**15,056,457**	-	21,412	-	-	10,895	**32,307**	-	**32,307**	**15,024,150**
1 to 29 days	-	42,071	-	-	4,307	**46,378**	-	320	-	-	428	**748**	-	**748**	**45,630**
30 to 59 days	-	218,382	-	-	52,970	**271,352**	-	4,391	-	-	5,580	**9,971**	-	**9,971**	**261,381**
60 to 89 days	-	94,939	-	-	68,762	**163,701**	-	2,453	-	-	7,529	**9,982**	-	**9,982**	**153,719**
> = 90 days	-	-	-	-	191,121	**191,121**	-	1,017	-	-	52,566	**53,583**	-	**53,583**	**137,538**
Subtotal	**-**	**15,306,945**	**-**	**-**	**422,064**	**15,729,009**	**-**	**29,593**	**-**	**-**	**76,998**	**106,591**	**-**	**106,591**	**15,622,418**
Consumer loans															
0 days	-	4,864,766	-	-	47,959	**4,912,725**	-	122,848	-	-	28,344	**151,192**	-	**151,192**	**4,761,533**
1 to 29 days	-	129,087	-	-	13,325	**142,412**	-	21,733	-	-	8,467	**30,200**	-	**30,200**	**112,212**
30 to 59 days	-	71,950	-	-	15,397	**87,347**	-	14,570	-	-	9,645	**24,215**	-	**24,215**	**63,132**
60 to 89 days	-	37,416	-	-	17,494	**54,910**	-	8,968	-	-	11,191	**20,159**	-	**20,159**	**34,751**
> = 90 days	-	-	-	-	85,418	**85,418**	-	-	-	-	63,154	**63,154**	-	**63,154**	**22,264**
Subtotal	**-**	**5,103,219**	**-**	**-**	**179,593**	**5,282,812**	**-**	**168,119**	**-**	**-**	**120,801**	**288,920**	**-**	**288,920**	**4,993,892**
Total loans	**10,985,231**	**24,964,304**	**1,110,717**	**698,790**	**970,359**	**38,729,401**	**97,106**	**278,893**	**36,420**	**220,089**	**384,629**	**1,017,137**	**19,424**	**1,036,561**	**37,692,840**

Consolidated Financial Statements December 2022 / Banco Santander Chile 107

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Concentration of credit risk by days past due As of December 31, 2021 (MCh$)	Contingent credit exposure before provisions						Established provisions								
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing portfolio Evaluation		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	428	-	-	-	-	428	-	-	-	-	-	-	-	-	428
1 to 29 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30 to 59 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
60 to 89 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
> = 90 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	428	-	-	-	-	428	-	-	-	-	-	-	-	-	428
Commercial loans															
0 days	10,601,959	4,859,205	1,147,343	353,378	133,044	17,094,928	100,218	63,973	42,074	105,167	58,967	370,399	30,288	400,686	16,694,241
1 to 29 days	1,229	34,297	11,986	22,176	10,169	79,857	12	3,354	392	7,391	4,998	16,147	-	16,147	63,710
30 to 59 days	925	39,639	2,745	27,920	28,801	100,030	6	6,008	289	8,594	12,438	27,335	-	27,335	72,695
60 to 89 days	2	17,027	282	40,070	23,347	80,728	-	3,690	53	19,673	10,430	33,846	-	33,846	46,882
> = 90 days	34	-	112	129,959	167,797	297,902	-	-	7	46,311	95,656	141,974	-	141,974	155,928
Subtotal	10,604,149	4,950,168	1,162,468	573,503	363,158	17,653,445	100,236	77,025	42,815	187,136	182,489	589,701	30,288	619,988	17,033,456
Mortgage loans															
0 days	-	13,308,540	-	-	195,294	13,503,834	-	16,806	-	-	21,404	38,210	-	38,210	13,465,624
1 to 29 days	-	28,774	-	-	5,817	34,591	-	189	-	-	591	780	-	780	33,811
30 to 59 days	-	105,578	-	-	45,866	151,444	-	2,243	-	-	5,234	7,477	-	7,477	143,967
60 to 89 days	-	40,327	-	-	43,003	83,330	-	944	-	-	4,983	5,927	-	5,927	77,403
> = 90 days	-	-	-	-	102,976	102,976	-	-	-	-	21,567	21,567	-	21,567	81,409
Subtotal	-	13,483,219	-	-	392,956	13,876,175	-	20,182	-	-	53,779	73,961	-	73,961	13,802,214
Consumer loans															
0 days	-	4,713,802	-	-	69,149	4,782,950	-	109,562	-	-	50,127	159,689	-	159,689	4,623,261
1 to 29 days	-	80,646	-	-	17,534	98,180	-	15,021	-	-	14,148	29,169	-	29,169	69,011
30 to 59 days	-	33,510	-	-	13,730	47,240	-	10,374	-	-	12,148	22,522	-	22,522	24,718
60 to 89 days	-	16,568	-	-	11,887	28,455	-	5,055	-	-	9,984	15,039	-	15,039	13,416
> = 90 days	-	-	-	-	42,423	42,423	-	-	-	-	38,400	38,400	-	38,400	4,023
Subtotal	-	4,844,526	-	-	154,723	4,999,248	-	140,012	-	-	124,807	264,819	-	264,819	4,734,429
Total loans	10,604,149	23,277,913	1,162,468	573,503	910,837	36,528,866	100,236	237,219	42,815	187,136	361,075	928,480	30,288	958,7689	35,570,527

Consolidated Financial Statements December 2022 / Banco Santander Chile 108

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES The Consolidated Statement of Financial Position presents investments in companies of MCh$46,586 as of December 31, 2022, MCh$37,695 as of December 31, 2021 and MCh$13,161 as of January 1, 2021, as follows: Institutions' Pa r tici p a t i on Investment I n v es t m e n t v a l u e As of Ja nu a r y 1, As of Dece m ber 31, As of Ja nu a r y 1, As of Dece m ber 31, 2021 2021 2022 2021 2021 2022 MCh$ MCh$ MCh$ % % % Companies 2,962 3,664 5,172 33.33 33.33 33.33 Centro de Compensación Automatizado SA 1,633 1,769 1,949 29.29 29.29 29.29 Sociedad Interbancaria de Depósito de Valores SA 971 1,008 1,110 15.00 15.00 15.00 Cámara de Compensación de Alto Valor SA 3,476 3,134 3,169 20.00 20.00 20.00 Administrador Financiero del Transantiago SA 1,528 1,561 1,682 12.48 12.07 12.48 Servicios de Infraestructura de Mercado OTC SA - 3,321 3,800 33.43 33.43 33.43 Redbanc SA - 21,288 27,732 25.00 25.00 25.00 Transbank SA 10,570 35,745 44,614 Subtotal Minority investments 136 - - Bladex 2,445 1,942 1,964 Trading Exchanges 10 8 8 Other 2,591 1,950 1,972 Subtotal 13,161 37,695 46,586 Total The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at market value under IFRS 9. a. Breakdown of financial information of associates as of December 31, 2022 and 2022, and January 1, 2021: As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 A sse t s MCh$ Liabi l itie s MCh$ Ca p it a l MCh$ P r ofit (l o s s ) M C h $ A sse t s MCh$ Liabi l itie s MCh$ Ca p it a l MCh$ P r ofit (l o s s ) M C h $ A sse t s MCh$ Liabi l itie s MCh$ Ca p it a l MCh$ P r ofit (l o s s ) M C h $ 19,342 4 ,2 95 10,345 4 ,7 02 13,247 2 ,5 19 8 ,1 00 2 ,6 28 11,134 2 ,9 53 6 ,3 71 1 ,8 10 Centro de Compensación Automatizado Sociedad Interbancaria de Depósito de Valores SA Cámara de Compensación de Alto Valor SA Administrador Financiero del Transantiago SA Servicios de Infraestructura de Mercado OTC SA Redbanc SA Tr an s b an k SA 7 ,7 17 463 5 ,7 46 1 ,5 08 6 ,6 76 358 5 ,1 43 1 ,1 75 5 ,8 40 314 4 ,4 96 1 ,0 30 8 ,3 57 1 ,0 04 6 ,4 23 930 7 ,5 69 931 6 ,2 46 392 7 ,1 58 722 6 ,2 46 190 60,738 40,113 16,604 4 ,0 21 54,437 35,279 17,233 1 ,9 25 49,841 30,670 17,227 1 ,9 44 16,631 30,518 1,498,207 3,418 19,150 1,387,278 13,210 9 ,6 57 84,898 3 1,711 26,031 35,640 28,410 1,317,587 23,023 18,475 1,232,689 12,246 8 ,5 22 97,337 371 1,413 (12,439) 14,480 25,483 1,006,137 2 ,2 32 16,820 938,800 12,441 8 ,0 18 84,007 (193) 645 (16,670) Tot a l 1,641,510 1,455,721 146,883 38,906 1,463,566 1,313,274 154,827 (4,535) 1,120,073 992,511 138,806 (11,244) 109 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued b. Restrictions on the ability of partners to transfer funds to investors. There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances. c. The movement in investments in companies is as follows: As of December 31, 2022 M C h $ 2021 M C h $ 13,164 37,695 Initial book value 27,233 - Acquisition of investments (*) (136) - Sale of investments (475) 10,310 Participation in income 506 526 Dividends received (2,597) (1,945) Other equity adjustments (**) 37,695 46,586 Total 110 Consolidated Financial Statements December 2022 / Banco Santander Chile (*) As of December 31, 2021 the companies classified as 'non - current assets classified as held for sale' are returned to their initial status as 'associates' under investments in companies. (**) This corresponds to the market value of the investments in other companies in the country as indicated in the Compendium of Accounting Standards for Banks. d. The objective evidence indicated in IAS 28 has been evaluated and no impairment of the Bank's investments has been detected.

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 15 – INTANGIBLE ASSETS The composition of the item as of December 31, 2022 and 2021 is as follows: As of December 31, 2022 Accumulated O p e n in g n e t balance January 1, Gross balance amortisation Net balance 2022 MCh$ MCh$ MCh$ MCh$ 351,309 (243,520) 107,789 95,411 Software or computer programmes 351,309 (243,520) 107,789 95,411 Total As of December 31, 2021 O p e n in g n e t Accumulated balance J a n u a r y 1 , Gross balance amortisation Net balance 2021 MCh$ MCh$ MCh$ MCh$ 95,411 (199,334) 294,745 82,537 Software or computer programmes 95,411 (199,334) 294,745 82,537 Total a. The movement in intangible assets during the periods of December 31, 2022 and 2021 is as follows: i. Gross balance Gr o s s b a l a n c e s Software Development C o m p u t e r Pr o g r a mm e s MCh$ Balances as of January 1, 2022 29 4 , 7 4 5 54 , 89 9 (145) Additions Disposals I mp a i r me n t Other - 1 , 8 1 0 Balance as of December 31, 2022 35 1 , 3 0 9 Balances as of January 1, 2021 28 4 , 5 3 4 47 , 48 7 (3 4 , 9 1 5 ) Additions Dis po s a ls ( *) Impairment Other - (2 , 36 1 ) Balances as of December 31, 2021 29 4 , 7 4 5 (*) This corresponds to fully amortised assets. 111 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 15 - INTANGIBLE ASSETS, continued ii. Accumulated amortisation Accumulated amortisation Software Development C o m p u t e r Pr o g r a mm e s MCh$ Balances as of January 1, 2022 (199,334) (4 2 , 3 7 7 ) - Amortisation for the year Withdrawals/disposals Other (1 . 80 9 ) Balance as of December 31, 2022 (243,520) Balances as of January 1, 2021 (201,997) (3 2 , 2 5 2 ) 34 , 91 5 Amortisation for the year Withdrawals/disposals (*) Other - Balances as of December 31, 2021 (199,334) (*) This corresponds to fully amortised assets. The Bank does not have any restrictions on intangibles as of December 31, 2022 and 2021 and January 1, 2021. Furthermore, intangible assets have not been pledged as security for fulfilling obligations. On the other hand, no amounts are due from the Bank for intangible assets on the same dates. 112 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 16 - FIXED ASSETS

The composition of the items as of December 31, 2022 and 2021 is as follows:

	Opening net balance January 1, 2022 MCh$	As of December 31, 2022 Balance gross MCh$	Accumulated depreciation MCh$	Balance net MCh$
Buildings	98,081	179,054	(81,987)	97,067
Land	15,479	15,022	-	15,022
Equipment	56,174	294,672	(247,789)	46,883
Other	20,556	100,886	(70,494)	30,392
Total	**190,290**	**589,634**	**(400,270)**	**189,364**

	Opening net balance January 1, 2021 MCh$	As of December 31, 2021 Balance gross MCh$	Accumulated depreciation MCh$	Balance net MCh$
Buildings	98,632	171,842	(73,761)	98,081
Land	15,448	15,479	-	15,479
Equipment	52,317	276,826	(220,652)	56,174
Other	20,842	83,783	(63,226)	20,556
Total	**187,240**	**547,930**	**(357,639)**	**190,290**

a. The movement in property, plant and equipment as of December 31, 2022 and 2021 is as follows:

i. Gross balance

2022	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2022	**171,842**	**15,479**	**276,826**	**83,783**	**547,930**
Additions	11,828	-	14,941	16,762	**43,531**
Other changes	(1,821)	(457)	(410)	(2,139)	**(4,827)**
Other	(2,795)	-	3,315	2,480	**3,000**
Balance as of December 31, 2022	**179,054**	**15,022**	**294,672**	**100,886**	**589,634**

2021	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2021	**163,973**	**15,448**	**242,954**	**75,244**	**497,619**
Additions	5,971	31	35,926	5,427	**47,355**
Other changes	(52)	-	(1,854)	(592)	**(2,498)**
Other	1,950	-	(199)	3,704	**5,455**
Balances as of December 31, 2021	**171,842**	**15,479**	**276,826**	**83,783**	**547,930**

.

Consolidated Financial Statements December 2022 / Banco Santander Chile 113

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 16 - FIXED ASSETS, continued ii. Accumulated depreciation 114 Consolidated Financial Statements December 2022 / Banco Santander Chile Total MCh$ Other MCh$ Equipment MCh$ Land MCh$ Buildings MCh$ 2022 (357,639) (63,226) - (220,652) (73,761) Balances as of January 1, 2022 (46,519) (9,318) - (27,498) (9,703) Depreciation charges for the year 3,888 2,050 - 361 1,477 Disposals and sales for the year - - - - - Other (400,270) (70,494) - (247,789) (81,987) Balance as of December 31, 2022 Total MCh$ Other MCh$ Equipment MCh$ Land MCh$ Buildings MCh$ 2021 (310,378) (54,401) - (190,636) (65,341) Balances as of January 1, 2021 (49,884) (9,308) - (30,976) (9,600) Depreciation charges for the year 1,447 483 - 960 4 Disposals and sales for the year 1,176 - - - 1,176 Other (357,639) (63,226) - (220,652) (73,761) Balances as of December 31, 2021 b. The Bank does not have any restrictions on fixed assets as of December 31, 2022 and 2021 and January 1, 2021. Furthermore, fixed assets have not been pledged as collateral to fulfil obligations. On the other hand, there are no amounts owed on fixed assets by the Bank on the same dates.

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

The composition of the right-to-use lease assets as of December 31, 2022 and 2021 is as follows:

	As of December 31, 2022			
	Opening net balance January 1, 2022 MCh$	Balance gross MCh$	Accumulated depreciation MCh$	Balance net MCh$
Buildings	137,879	231,603	(97,808)	133,795
Leasehold improvements	46,649	132,308	(83,577)	48,731
Total	**184,528**	**363,911**	**(181,385)**	**182,526**

	As of December 31, 2021			
	Opening net balance January 1, 2021 MCh$	Balance gross MCh$	Accumulated depreciation MCh$	Balance net MCh$
Buildings	147,997	212,446	(74,567)	137,879
Leasehold improvements	53,614	134,310	(87,661)	46,649
Total	**201,611**	**346,756**	**(162,228)**	**184,528**

a. The movement in the right-to-use lease assets as of December 31, 2022 and 2021 is as follows:

i. Gross balance

2022	Buildings MCh$	Leasehold improvements MCh$	Total MCh$
Balances as of January 1, 2022	**212,446**	**134,310**	**346,756**
Additions	31,207	14,862	46,069
Other changes	(12,050)	(13,863)	(25,913)
Other	-	(3,001)	(3,001)
Balance as of December 31, 2022	**231,603**	**132,308**	**363,911**

2021	Buildings MCh$	Leasehold improvements MCh$	Total MCh$
Balances as of January 1, 2021	**197,573**	**129,079**	**326,652**
Additions	25,582	10,717	36,299
Withdrawals/disposals	(10,709)	-	(10,709)
Other	-	(5,486)	(5,486)
Balances as of December 31, 2021	**212,446**	**134,310**	**346,756**

Consolidated Financial Statements December 2022 / Banco Santander Chile 115

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued ii. Accumulated depreciation 20 2 2 Buildings Leasehold im p r o ve m e n t s MCh$ T o ta l M C h $ M C h $ (162,228) (87,661) (74,567) Balances as of January 1, 2022 (41,097) (9,778) (31,319) Depreciation charges for the period 21,940 13,862 8,078 Disposals and sales for the period - - - Other (181,385) (83,577) (97,808) Balance as of December 31, 2022 20 2 1 Buildings MCh$ Total M C h $ Leasehold im p r o ve m e n t s MCh$ 116 Consolidated Financial Statements December 2022 / Banco Santander Chile (125,041) (75,465) (49,576) Balances as of January 1, 2021 (39,919) (11,020) (28,899) Depreciation charges for the period 3,908 - 3,908 Disposals and sales for the period (1,176) (1,176) - Other (162,228) (87,661) (7 4 , 5 6 7 ) Balances as of December 31, 2021 b. Obligations under leasing contracts As of December 31, 2022 and 2021 the lease obligations are as follows: As of J a n u a r y 1 , As of De ce m b e r 31 , 2021 2021 2022 MCh$ MCh$ MCh$ 149,585 139,795 13 7 , 0 8 9 Obligations under leasing contracts 149,585 139,795 13 7 , 0 8 9 Total c. Expenditure related to leasehold assets and lease obligations: As of December 31, 2021 2022 MCh$ MCh$ 39,919 41,097 Depreciation 2,283 2,862 Interests 3,844 5,503 Short - term leasing 46,046 49,462 Total

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

d. As of December 31, 2022, and 2021, the maturity level of lease obligations, according to their contractual maturity, is as follows:

	As of December 31, 2022	As of December 31, 2021	As of January 1, 2021
	MCh$	MCh$	MCh$
Due within 1 year	25,902	23,391	25,526
Due after 1 to 2 years	24,862	23,390	23,461
Due after 2 to 3 years	22,093	21,730	21,472
Due after 3 to 4 years	19,565	18,888	19,343
Due after 4 to 5 years	13,220	16,360	16,336
Due after 5 years	31,447	36,036	43,447
Total	**137,089**	**139,795**	**149,585**

e. Operating Leases - Lessor

As of December 31, 2022, and 2021, the future minimum rents to be received from non-cancellable operating leases are as follows:

	As of December 31, 2022	As of December 31, 2021	As of January 1, 2021
	MCh$	MCh$	MCh$
Due within 1 year	1,090	1,062	740
Due after 1 to 2 years	1,805	1,081	1,015
Due after 2 to 3 years	582	902	736
Due after 3 to 4 years	475	690	639
Due after 4 to 5 years	470	624	448
Due after 5 years	1,194	1,403	1,283
Total	**5,616**	**5,762**	**4,861**

f. As of December 31, 2022, and 2021, the Bank has no finance lease contracts that cannot be unilaterally terminated.

g. The Bank has no restrictions on fixed assets as of December 31, 2022 and 2021. Furthermore, fixed assets have not been pledged as collateral to fulfil obligations. On the other hand, there are no amounts owed on fixed assets by the Bank on the same dates.

Consolidated Financial Statements December 2022 / Banco Santander Chile 117

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 18 - CURRENT AND DEFERRED TAXES

a. Current taxes

As of December 31, 2022 and 2021 and January 1, 2021, the Bank has set up a first category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows:

	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Breakdown of current tax liabilities (assets)			
(Assets) for current taxes	(315)	(121,534)	(2,897)
Current tax liabilities	112,481	-	15,874
Total net taxes payable (recoverable)	**112,166**	**(121,534)**	**12,977**
Details of current tax liabilities (assets) (net)			
Income tax (27%)	147,668	4,390	172,944
Minus:			
Monthly provisional payments	(33,021)	(138,468)	(156,387)
Credit for training expenses	(2,039)	(2,110)	(2,137)
Grant credits	(1,160)	-	(1,360)
Other	718	14,654	(83)
Total taxes payable (recoverable)	**112,166**	**(121,534)**	**12,977**

b. Results for taxes

The effect of the tax expense for the periods from January 1 until December 31 consists of the following items:

	As of December 31,	
	2022 MCh$	2021 MCh$
Income tax expense		
Current year tax	141,493	4,437
Deferred tax credits (charges)		
Origination and reversal of temporary differences	(57,908)	201,295
Subtotal	**83,585**	**205,732**
Tax on rejected expenses Article N°21	236	210
Other	5,609	(9,794)
Net income tax expense	**89,430**	**196,148**

Consolidated Financial Statements December 2022 / Banco Santander Chile 118

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

c. Reconciliation of the effective tax rate

The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of December 31, 2022, and 2021, is shown below.

	As of December 31,			
	2022		2021	
	Tax rate %	Amount MCh$	Tax rate %	Amount MCh$
Tax calculated on the profit before taxes	27.00	246,588	27.00	265,961
Permanent differences (*)	(19.44)	(177,531)	(8.38)	(81,235)
Single tax (disallowed expenditure)	0.03	236	0.02	210
Other	2.20	20,137	1.43	11,212
Effective rate and income tax expense	**9.79**	**89,430**	**20.08**	**196,148**

(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Tax Equity.

Consolidated Financial Statements December 2022 / Banco Santander Chile 119

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

d. Effect of deferred taxes on equity

The breakdown of the deferred tax effect in equity is presented below separately, showing the corresponding asset and liability balances for the periods ended December 31, 2022, and 2021, and January 1, 2021:

	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Deferred tax assets (OCI)			
Financial investment instruments	76,512	32,258	221
Cash flow hedging	35,689	100,867	36,927
Total deferred tax assets with effect in other comprehensive income	**112,201**	**133,125**	**37,148**
Deferred tax liabilities			
Financial investment instruments	(46,976)	(420)	(27,685)
Cash flow hedging	(3,603)	-	-
Total deferred tax liabilities with effect on others comprehensive income	**(50,579)**	**(420)**	**(27,685)**
Net deferred tax balances in equity	**61,622**	**132,705**	**9,463**
Deferred taxes in equity attributable to equity holders of the bank	61,821	132,913	9,776
Deferred tax in equity attributable to non-controlling interests	(199)	(208)	(313)

Consolidated Financial Statements December 2022 / Banco Santander Chile 120

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

e. Effect of deferred taxes on income

During the years 2022 and 2021, the Bank has recorded the effects of deferred taxes in its Consolidated Financial Statements.

Below are the effects of deferred taxes on assets, liabilities and income allocated due to temporary differences:

	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Deferred tax assets			
Interest and readjustments	17,670	11,248	8,342
Extraordinary charge-off	29,613	14,539	18,087
Goods received in payment	3,777	3,258	3,365
Exchange rate adjustments	-	19,036	91
Valuation of fixed assets	4,708	1,771	-
Provision for loan losses	322,194	338,185	264,927
Provision for expenses	89,713	95,317	103,507
Derivatives	50	-	-
Leased assets	95,152	123,267	91,388
Subsidiaries tax loss	5,570	14,619	7,553
Right of use assets	887	590	437
Other	9,316	-	-
Total deferred tax assets	**578,650**	**621,830**	**497,697**
Deferred tax liabilities			
Valuation of investments	(423)	(87,572)	(23,117)
Valuation of fixed assets	-	(2,490)	(8,560)
Anticipated expenses	(7,285)	(23,516)	(19,324)
Valuation provision	(3,147)	(10,240)	(7,631)
Derivatives	(289,352)	(303,276)	(43,143)
Exchange rate adjustments	(8,779)	-	-
Other	(17,162)	(142)	(34)
Total deferred tax liabilities	**(326,148)**	**(427,236)**	**(101,809)**

f. Breakdown of deferred taxes

Below is a breakdown of deferred taxes, considering their effect on equity and results.

	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Deferred tax assets			
With an effect on other comprehensive income	112,201	133,126	37,148
With an effect on income	578,650	621,830	497,697
Total deferred tax assets	**690,851**	**754,956**	**534,845**
Deferred tax liabilities			
With an effect on other comprehensive income	(50,579)	(420)	(27,685)
With an effect on income	(326,148)	(427,236)	(101,809)
Total deferred tax liabilities	**(376,727)**	**(427,656)**	**(129,494)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 121

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

g. Presentation of taxes in the financial statements

At the date of these Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of December 31, 2022	As of December 31, 2021	As of January 1, 2021
	MCh$	MCh$	MCh$
Deferred tax assets before reclassifying	690,851	754,956	534,845
Reclassifying (netting)	(376,726)	(336,193)	(129,064)
Deferred tax asset after reclassifying	**314,125**	**418,763**	**405,781**
Deferred tax liabilities before reclassifying	(376,727)	(427,656)	(129,494)
Reclassifying (netting)	376,726	336,193	129,064
Deferred tax liabilities after reclassifying	**(1)**	**(91,463)**	**(430)**

Current taxes	As of December 31, 2022	As of December 31, 2021	As of January 1, 2021
	MCh$	MCh$	MCh$
Current tax asset before reclassifying	36,514	121,534	-
Reclassifying (netting)	(36,199)	-	2,897
Current tax asset after reclassifying	**315**	**121,534**	**2,897**
Current tax liabilities before reclassifying	(148,680)	-	(12,977)
Reclassifying (netting)	36,199	-	(2,897)
Current tax liabilities after reclassifying	**(112,481)**	**-**	**(15,874)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 122

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

h. Complementary information related to Circular 47° of 2009 issued by the Internal Tax Service and the FMC

For disclosure and crediting of provisions and charge-offs, banks must include a detail of the movements and effects generated by the application of article 31, No 4 of the Income Tax Law, in the tax note of their annual Consolidated Financial Statements, as established in the document annexed to the joint circular.

i. Loans and Receivables

	As of December 31, 2022				As of December 31, 2021			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value	Total	Guarantee	No guarantee	Assets at financial value	Total	Guarantee	No guarantee
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	32,991	**32,991**	-	-	428	**428**	-	-
Commercial loans	15,460,222	**15,497,269**	139,671	124,060	16,241,242	**16,274,632**	104,251	114,526
Consumer loans	5,280,160	**5,283,192**	813	11,088	4,311,658	**4,340,964**	520	6,212
Mortgage loans	15,729,010	**15,754,421**	36,228	459	13,876,175	**13,891,311**	51,228	425
Total	**36,502,383**	**36,567,873**	**176,712**	**135,607**	**34,429,503**	**34,507,335**	**155,999**	**121,163**

ii. Provision on the overdue portfolio without guarantees

	Balance as of 01-01-2022	Provisions charge-offs	Established provisions	Released provisions	Balance as of 31-12-2022
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	**114,526**	(81,357)	367,317	(276,426)	**124,060**
Consumer loans	**6,212**	(143,574)	185,919	(37,469)	**11,088**
Mortgage loans	**425**	(2,317)	35,391	(33,040)	**459**
Total	**121,163**	**(227,248)**	**588,627**	**(346,935)**	**135,607**

	Balance as of 01-01-2021	Provisions charge-offs	Established provisions	Released provisions	Balance as of 31-12-2021
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	**130,565**	(82,583)	335,693	(269,149)	**114,526**
Consumer loans	**8,678**	(145,907)	180,753	(37,312)	**6,212**
Mortgage loans	**592**	(2,066)	34,053	(32,154)	**425**
Total	**139,835**	**(230,556)**	**550,499**	**(338,615)**	**121,163**

Consolidated Financial Statements December 2022 / Banco Santander Chile 123

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

iii. Direct charge-offs and recoveries

	As of December 31,	
	2022	2021
	MCh$	MCh$
Direct Charge-offs Art.31 No 4, paragraph III	(44,347)	(48,113)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of impaired loans	87,520	72,931
Total	**43,173**	**24,818**

iv. Application Article 31 No 4 paragraphs I and IV

	As of December 31,	
	2022	2021
	MCh$	MCh$
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(4,186)	(29,115)
Total	**(4,186)**	**(29,115)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 124

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 19 - OTHER ASSETS

The composition of other assets as of December 31, 2022 and 2021 and January 1, 2021 is as follows:

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Other assets			
Assets to be leased out as lessor (1)	32,220	51,957	62,968
Cash guarantees provided for derivative financial transactions (2)	2,442,325	1,988,410	596,555
Debtors due to financial instrument intermediation	243,345	44,860	36,389
Accounts receivable from third parties	184,989	92,039	41,638
VAT tax credit receivable	44,180	38,844	27,631
Expenses paid in advance (3)	245,937	322,887	387,424
Valuation adjustments for macro hedges (4)	160,531	217,979	327,938
Assets to support defined benefit post-employment plan obligations	542	523	673
Investment in gold	715	718	765
Other cash guarantees provided	2	41,195	4
Pending operations	31,709	15,163	32,188
Other assets	191,509	118,238	174,934
Total	**3,578,004**	**2,932,813**	**1,689,107**

1) This corresponds to assets available to be provided by means of finance leases.
2) This corresponds to guarantees related to certain derivative contracts. These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank.
3) In this item, the Bank has recorded in advance the expense paid concerning the Santander LATAM Pass programme, which will naturally be consumed as our customers use the Bank's transactional products and are therefore assigned the corresponding LATAM Pass miles (loyalty programme administered by LATAM Airlines Group SA).
4) Corresponds to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro hedge (Note 12).

Consolidated Financial Statements December 2022 / Banco Santander Chile 125

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE

The composition of non-current assets and disposal group and liabilities included in disposal groups as of December 31, 2022 and 2021 and January 1, 2021 is as follows:

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Assets received in payment or awarded in a judicial auction (1)			
Goods received in payment	4,772	3,240	8,288
Assets awarded in a judicial auction	22,573	16,899	17,430
Provisions for assets received in lieu of payment or awarded in a judicial auction	(1,182)	(406)	(1,196)
Non-current assets held for sale			
Assets for the recovery of goods sold under financial leasing operations	4,736	2,474	3,191
Disposal group for sale	-	-	22,036
Total	**30,899**	**22,207**	**49,749**

1) Goods received in payment are those received in lieu of overdue debts from customers. The aggregate assets held in this way must not exceed 20% of the Bank's effective assets. Currently, these assets represent 0.12% (0.11% as of December 31, 2021) of the Bank's effective equity. Goods awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank. Assets awarded in a judicial auction are not subject to the above. These immovable properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition. If such property is not sold within the time frame in the regulation, it must be written off. Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its estimated realisable value (appraisal).

.

Consolidated Financial Statements December 2022 / Banco Santander Chile 126

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial liabilities at fair value through profit or loss comprise the liabilities held for trading and are classified in this category because they are acquired to sell in the short term.

Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement.

As of December 31, 2022 and 2021 and January 1, 2021, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss:

	Fair value		
	Liabilities		
	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Financial derivatives contracts			
Forwards	1,818,024	1,199,062	1,158,904
Swaps	9,497,035	8,305,894	7,408,358
Call options	2,794	1,137	909
Put options	1,467	938	1,352
Future	-	-	-
Other	-	-	-
Subtotal	**11,319,320**	**9,507,031**	**8,569,523**
Other financial instruments			
Deposits and other demand liabilities	-	-	-
Time deposits and other term equivalents	-	-	-
Issued debt instruments	-	-	-
Other derivatives	-	-	-
Subtotal	**-**	**-**	**-**
Total	**11,319,320**	**9,507,031**	**8,569,523**

Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, specifically forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations.

Consolidated Financial Statements December 2022 / Banco Santander Chile 127

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

The following is a breakdown of the financial derivatives contracted by the Bank as of December 31, 2022 and 2021 and January 1, 2021, their fair value and the breakdown by the maturity of the notional or contractual values:

	December 31, 2022								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivatives contracts									
Currency forwards	-	10,130,103	7,474,471	10,559,457	4,725,547	1,913,113	2,034,929	**36,837,620**	**1,818,024**
Interest rate swaps	-	4,042,822	9,226,258	26,018,228	25,470,384	11,344,275	15,274,620	**91,376,587**	**3,935,401**
Currency and interest rate swaps	-	726,140	1,580,644	5,192,387	18,051,948	10,879,098	20,229,246	**56,659,463**	**5,561,634**
Currency call options	-	289,795	70,941	10,365	-	-	-	**371,101**	**2,794**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	68,099	11,304	27,612	-	-	-	**107,015**	**1,467**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**15,256,959**	**18,363,618**	**41,808,049**	**48,247,879**	**24,136,486**	**37,538,795**	**185,351,786**	**11,319,320**

	December 31, 2021								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivatives contracts									
Currency forwards	-	5,369,842	4,957,261	6,398,764	3,301,424	2,119,432	1,952,222	**24,098,945**	**1,199,062**
Interest rate swaps	-	1,131,174	5,367,798	13,652,696	19,103,274	12,988,788	20,012,086	**72,255,816**	**2,997,634**
Currency and interest rate swaps	-	659,937	1,408,678	7,215,300	22,141,245	23,952,436	36,666,238	**92,043,834**	**5,308,260**
Currency call options	-	3,101	6,284	9,458	427	-	-	**19,270**	**1,137**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	3,023	16,476	166,365	-	-	-	**185,864**	**938**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**7,167,077**	**11,756,497**	**27,442,583**	**44,546,370**	**39,060,656**	**58,630,546**	**188,603,729**	**9,507,031**

Consolidated Financial Statements December 2022 / Banco Santander Chile 128

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

	January 1, 2021								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivatives contracts									
Currency forwards	-	-	-	975,756	6,390,231	2,374,185	13,456,164	**23,196,336**	**1,158,904**
Interest rate swaps	-	-	-	368,339	2,874,122	2,856,678	63,462,425	**69,561,564**	**3,588,887**
Currency and interest rate swaps	-	-	59	374,540	1,065,392	474,308	75,680,255	**77,594,554**	**3,819,446**
Currency call options	-	-	-	68,540	1,446	8,396	83,353	**161,735**	**909**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	-	-	891	9,269	1,069	9,387	**20,616**	**1,377**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**-**	**59**	**1,788,066**	**10,340,460**	**5,714,636**	**152,691,584**	**170,534,805**	**8,569,523**

Consolidated Financial Statements December 2022 / Banco Santander Chile 129

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST

As of December 31, 2022 and 2021 and January 1, 2021, the composition of financial liabilities at amortised cost is as follows:

	As of December 31, 2022 MCh$	As of December 31, 2021 MCh$	As of January 1, 2021 MCh$
Deposits and other demand liabilities			
Current accounts	11,711,969	14,385,633	11,342,648
Demand deposit accounts	630,807	1,155,891	1,078,594
Other demand deposits	379,331	607,718	499,835
Obligations for payment card provisioning accounts	6,758	9,624	4,754
Other liabilities on demand	1,357,361	1,742,072	1,635,062
Subtotal	**14,086,226**	**17,900,938**	**14,560,893**
Time deposits and other term equivalents			
Time deposits	12,779,206	9,926,507	10,421,872
Term savings accounts	191,257	195,570	153,330
Other term credit balances	8,327	8,978	6,589
Subtotal	**12,978,790**	**10,131,055**	**10,581,791**
Obligations under repurchase and securities lending agreements			
Transactions with domestic banks	-	86,634	969,808
Transactions with foreign banks	103,425	-	-
Transactions with other entities in the country	211,930	-	-
Transactions with other entities abroad	-	-	-
Subtotal	**315,355**	**86,634**	**969,808**
Interbank borrowing			
Banks in the country	41,317	1,226	217,102
Foreign banks	3,239,358	3,213,918	1,152,237
Central Bank of Chile	5,584,090	5,611,439	4,959,260
Subtotal	**8,864,765**	**8,826,583**	**6,328,599**
Debt financial instruments issued			
Letters of Credit	3,798	7,479	12,314
Senior bonds	7,080,472	6,846,834	6,749,989
Mortgage bonds	81,623	81,110	84,335
Subtotal	**7,165,893**	**6,935,423**	**6,846,638**
Other financial liabilities			
Other financial obligations to the public sector	-	-	-
Other financial obligations in the country	292,417	182,737	175,344
Other financial obligations abroad	578	170	8,974
Subtotal	**292,995**	**182,907**	**184,318**
Total	**43,704,024**	**44,063,540**	**39,472,047**

Consolidated Financial Statements December 2022 / Banco Santander Chile 130

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and December 31, 2021 and January 1, 2021

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

a. Obligations under repurchase and securities lending agreements

As of December 31, 2022 and 2021 and January 1, 2021, the obligations related to the instruments sold under repurchase agreements are as follows:

	As of December 31, 2022				As of December 31, 2021				As of January 1, 2021			
	On demand	Up to 1 month	More than 1 month up to 3 months	Total	Demand	Up to 1 month	Between 1 month and 3 months	Total	Demand	Up to 1 month	Between 1 month and 3 months	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions with domestic banks												
Repurchase agreements with other banks	-	-	-	-	-	-	-	-	-	-	-	-
Repurchase agreements with the Central Bank of Chile	-	-	-	-	-	86,534	101	86,635	-	969,612	196	969,808
Securities lending obligations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	86,534	101	86,635	-	969,612	196	969,808
Transactions with foreign banks												
Repurchase agreements with other banks	-	103,425	-	103,425	-	-	-	-	-	-	-	-
Repurchase agreements with foreign central banks	-	-	-	-	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	103,425	-	103,425	-	-	-	-	-	-	-	-
Transactions with other entities in the country												
Repurchase agreements	-	211,821	109	211,930	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	211,821	109	211,930	-	-	-	-	-	-	-	-
Transactions with other entities abroad												
Repurchase agreements	-	-	-	-	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-	-	-	-	-
Total	-	315,246	109	315,355	-	86,534	101	86,635	-	969,612	196	969,808

Consolidated Financial Statements December 2022 / Banco Santander Chile 131

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued b. Interbank borrowing At the end of the Consolidated Financial Statements as of December 31, 2022 and 2021 and January 1, 2021, the composition of the item "Interbank Borrowings" is as follows: 132 Consolidated Financial Statements December 2022 / Banco Santander Chile As of Ja nu ar y 1, As of Decem b e r 31, 2021 2021 2022 MCh$ MCh$ MCh$ 4,959,260 5,611,439 5 , 584 , 09 0 Loans obtained from the Central Bank of Chile 217,102 1,226 41,317 Loans from domestic financial institutions 71,259 363,854 42,479 Loans from foreign financial institutions Wells Fargo Bank NA 90,711 411,775 2 , 313 , 12 1 Bank of America 3,207 51,616 110,225 Standard Chartered Bank 36,013 60,901 100,654 State Bank of India 35,628 389,676 42,524 Sumitomo Mitsui Banking Corporation 46 259,620 - C i t i ban k N A 534,496 865,377 - Banco Santander España 226,624 203,466 199,225 The Bank of Nova Scotia 117,977 106,485 169,584 The Bank of New York Mellon - 136,904 - The Toronto Dominion Bank - 69,323 25,349 Co m m e rz ban k Ag - 86,616 84,978 Barclays Bank Plc London - - 42,650 Zurcher Kantonalbank - 48,859 - The Bank of Montreal 15,954 33,926 11,410 W a c h o v i a B an k N A - 17,737 19,633 Banco Santander Singapur 10,960 5,315 58,326 Banco Santander Hong Kong 18 104 114 Agricultural Bank of China 1,694 2,415 7,359 Banco Santander Brasil 760 1,545 230 Korea Exchange Bank - 1,500 2,521 Hong Kong and Shanghai Banking 223 6,051 2,540 Bank of China - 51,895 - Hsbc Bank Plc 68 - 243 Kbc Bank Nv 755 203 - Industrial and Commercial Bank - 169 901 Industrial Bank of Korea - 268 86 B b v a B an c o m e r - 530 - Deutsche Bank Ag - - 394 Shanghai Pudong Development Bank 200 54 195 Hua Nan Commercial Bank 2,055 552 1,164 Bank of Tokyo Mitsubishi - 238 198 Bbva Uruguay - 170 104 Banco Santander Central Hispano 38 119 101 China Construction Bank 265 467 67 Banco Do Brasil 108 82 110 F o r t i s B an k - 19 70 Turkiye Garanti Bankasi - 725 - Mizuho Bank - 1,321 58 Shinhan Bank - 14,733 - Dz Bank Ag Deutsche Zentral - 8,443 - Bank of Communications 88 932 - Banca Commerciale Italiana 376 491 - K oo km i n B an k - 417 - Yapi Ve Kredi Bankasi - 319 - Commerce Bank Na 52 305 - Icici Bank Limited - 222 219 Unicredit - 202 - The Hongkong and Shanghai Bank - 193 233 Banca Nazionale Del Lavoro - 181 - Bank of India - 338 124 Intesa Sanpaolo 30 159 - Banco De La Nación Argentina 29 143 - Bank of East Asia - 141 - Turkiye Cumhuriyeti Ziraat Ban - 122 - Turkiye Is Bankasi 227 92 73 Taiwan Cooperative Bank 61 72 - Canara Bank - 67 - I nd i a n O v e r s ea s B an k 33 67 90 Credit Agricole Italia - - 1,146 China Merchants Bank - - 32 Kotak Mahindra Bank Limited - 58 - Banco De Crédito Del Perú - 57 - Citic Industrial Bank 58 51 80 Caixabank - 2,806 - Banque Nationale De Paris - 989 - Banco Comercial Portugues - 556 - Ningbo Commercial Bank - 517 - Hsbc Bank USA - 345 - Banco De Bogota 124 213 - Bank of Baroda - 171 - Credit Agricole Reims 60 132 - First Union National Bank - 125 56 Banco Bilbao Vizcaya Argentaria - 109 - F i nan s B an k - 89 - Nanjing City Commercial Bank - 84 - Banco Itaú Brasil - 57 - Rabobank Nederland - 28 - Iccr e a B an ca - 9 - Bancolombia - 6 - Banco Credicoop Cooperativo - - 386 Bank of Taiwan, Taipei - - 181 Bank for Foreign Trade of Vietnam - - 71 Banco Itau Bba SA - - 36 Abn Amro Bank NV - - 19 Bank of Galicia and Buenos Aires 1,149,955 3,213,918 3 , 239 , 35 8 Total

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued c. Obligations to the Central Bank of Chile As part of the Central Bank of Chile's measures to address the shocks impacting the Chilean economy due to the current Covid - 19 pandemic, the Credit Facility Conditional to Incremental Flexibility (FCIC) programme was announced . This corresponds to a unique financial facility open to banks, allowing them to continue funding households and companies' loans . The Bank must leave collateral for these operations, which include : the Central Bank of Chile, the government and private bonds (bank and corporate) and, more recently, commercial credits from the individual assessment portfolio classified as high credit quality . FCIC resources can also be accessed through the Liquidity Line of Credit (LCL), capped at the local currency reserve requirement . The FCIC consists of an initial facility and an additional one . The first amounts to US $ 4 , 800 million . The additional line can reach four times the initial one, that is, US $ 19 , 200 million . Its availability depends on two factors : growth of the base portfolio and targeting loans to smaller companies . Furthermore, the Central Bank created the FCIC 2 for US $ 16 , 000 million . The maturity of these obligations is as follows : As of De ce m b e r 31 , As of J a n u a r y 1, 2022 M C h $ 133 Consolidated Financial Statements December 2022 / Banco Santander Chile 2021 M C h $ 2021 M C h $ - - - Due within 1 year - 1,104,759 5,584,090 Due after 1 to 2 years 5,611,439 - - Due after 2 to 3 years - 3,854,501 - Due after 3 to 4 years - - - Due after 5 years 5,611,439 4,959,260 5,584,090 Total liabilities to the Central Bank of Chile d. Loans from domestic financial institutions The maturity of these obligations is as follows: As of J a n u a r y 1, As of De c e m b e r 3 1 , 2021 2021 2022 MCh$ MCh$ MCh$ 217,102 - - - 1,226 - - - 41,317 - - - Due within 1 year Due after 1 to 2 years Due after 2 to 3 years Due after 3 to 4 years - - Due after 5 years 217,102 1,226 41,317 Total loans from domestic financial institutions

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

e. Obligations abroad

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Due within 1 year	3,239,358	3,213,918	1,116,570
Due after 1 to 2 years	-	-	35,667
Due after 2 to 3 years	-	-	-
Due after 3 to 4 years	-	-	-
Due after 5 years	-	-	-
Total loans from foreign financial institutions	**3,239,358**	**3,213,918**	**1,152,237**

f. Issued Debt Financial Instruments and Other Financial Obligations

Debts classified as short-term constitute obligations on demand or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of December 31, 2022		
	Short-term MCh$	Long-term MCh$	Total MCh$
Letters of credit	2,592	1,206	**3,798**
Senior bonds	482,696	6,597,776	**7,080,472**
Mortgage bonds	7,108	74,515	**81,623**
Issued debt instruments	**492,396**	**6,673,497**	**7,165,893**
Other financial liabilities	**292,756**	**239**	**292,995**
Total	**785,152**	**6,673,736**	**7,458,888**

	As of December 31, 2021		
	Short-term MCh$	Long-term MCh$	Total MCh$
Letters of credit	3,946	3,533	**7,479**
Senior bonds	1,158,301	5,688,533	**6,846,834**
Mortgage bonds	6,041	75,069	**81,110**
Issued debt instruments	**1,168,288**	**5,767,135**	**6,935,423**
Other financial liabilities	**182,646**	**261**	**182,907**
Total	**1,350,934**	**5,767,396**	**7,118,330**

Consolidated Financial Statements December 2022 / Banco Santander Chile 134

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

	As of January 1, 2021		
	Short-term MCh$	Long-term MCh$	Total MCh$
Letters of credit	4,982	7,332	**12,314**
Senior bonds	1,124,558	5,625,431	**6,749,989**
Mortgage bonds	5,465	78,870	**84,335**
Issued debt instruments	**1,135,005**	**5,711,633**	**6,846,638**
Other financial liabilities	**184,028**	**290**	**184,318**
Total	**1,319,033**	**5,711,923**	**7,030,956**

g. Mortgage bills

These bills are used to finance mortgage loans. The principal amounts of these are amortised quarterly. The bills are indexed to the UF and yield an interest rate of 5.20% as of December 31, 2022 (5.21% as of December 31, 2021).

	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Due within 1 year	2,592	3,946	4,982
Due after 1 to 2 years	1,039	2,395	3,816
Due after 2 to 3 years	167	980	2,375
Due after 3 to 4 years		158	979
Due after 4 to 5 years	-	-	162
Due after 5 years	-	-	-
Total mortgage bills	**3,798**	**7,479**	**12,314**

h. Senior bonds

The details of senior bonds by currency are as follows:

	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Santander Bonds in UF	3,510,708	3,144,544	4,017,708
Santander Bonds in US$	2,215,515	1,976,909	1,263,714
Santander Bonds in CHF$	644,780	850,924	466,738
Santander Bonds in Ch$	223,467	311,060	639,489
Current bonds in AUD$	122,611	143,030	125,781
Senior bonds in JPY$	203,512	234,667	68,093
Senior bonds in EUR$	159,879	185,700	168,466
Total senior bonds	**7,080,472**	**6,846,834**	**6,749,989**

Consolidated Financial Statements December 2022 / Banco Santander Chile 135

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

1. *Placement of senior bonds:*

During 2022 the Bank has placed bonds for UF 29,326,000, US$ 30,000,000, Ch$ 347,000,000,000 and JPY 3.000.000.000 as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate Annual	Issue Date	Placement Date	Issue Amount	Maturity Date
T3	UF	5,000,000	11 years	1.55	01-01-19	16-06-22	5,000,000	01-01-30
W3	UF	2,116,000	7,5 years	1.60	01-12-18	30-06-22	2,116,000	01-06-26
W5	UF	1,210,000	9 years	1.80	01-03-19	30-06-22	1,210,000	01-03-28
U2	UF	3,000,000	11,5 years	2.80	01-12-21	28-07-22	3,000,000	01-06-32
U1	UF	3,000,000	7,5 years	2.50	01-12-21	09-08-22	3,000,000	01-06-29
T20	UF	5,000,000	11,5 years	2.65	21-10-22	24-10-22	5,000,000	01-02-34
W4	UF	8,000,000	10,5 years	2.65	07-12-22	09-12-22	8,000,000	01-12-33
W9	UF	2,000,000	9,5 years	2.70	01-12-21	27-07-22	2,000,000	01-06-31
Total UF		**29,326,000**					**29,326,000**	
Bond US$	US$	30,000,000	3 years	Sofr + 95pb	20-04-22	28-04-22	30,000,000	28-04-25
Total US$		**30,000,000**					**30,000,000**	
U6	CLP	64,800,000,000	5,5 years	2.95	01-10-20	16-06-22	64,800,000,000	01-04-26
U5	CLP	100,000,000,000	4,5 years	2.70	01-10-20	29-06-22	100,000,000,000	01-04-25
U6	CLP	35,200,000,000	5,5 years	2.95	20-10-22	21-10-22	35,200,000,000	01-04-26
U7	CLP	72,000,000,000	5,5 years	7	15-11-22	16-11-22	72,000,000,000	01-04-26
T17	CLP	75,000,000,000	10 years	7.5	18-11-22	22-11-22	75,000,000,000	01-08-22
Total (CLP)		**347,000,000,000**					**347,000,000,000**	
Bond JPY	JPY	3,000,000,000	3 years	0.65	08-09-22	15-09-2022	3,000,000,000	15-09-25
Total JPY		**3,000,000,000**					**3,000,000,000**	

During 2021 the Bank has placed bonds for UF 4,000,000, US$ 693,000,000, JPY$ 25,000,000,000 and CHF$ 340,000,000 as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate Annual	Issue Date	Placement Date	Issue Amount	Maturity Date
W1	UF	4,000,000	5 and 3 months	1.55 annual	01-12-2018	04-02-2021	6,000,000	04-09-2026
Total UF		**4,000,000**					**6,000,000**	
Bond US$	US$	50,000,000	2 and 10 months	0.71 annual	25-02-21	25-02-21	50,000,000	28-12-23
Bond US$	US$	100,000,000	2 and 11 months	0.72 annual	26-02-21	26-02-21	100,000,000	26-01-24
Bond US$	US$	27,000,000	7 years	2.05 annual	09-06-21	09-06-21	27,000,000	09-06-28
Bond US$	US$	16,000,000	5 years	1.64 annual	15-07-21	15-07-21	16,000,000	15-07-26
Bond US$	US$	500,000,000	10 years	3.18 annual	21-10-21	21-10-21	500,000,000	26-10-31
Total USD		**693,000,000**					**693,000,000**	
Bond JPY	JPY	10,000,000,000	5 years	0.35 annual	13-05-21	13-05-21	10,000,000,000	13-05-26
Bond JPY	JPY	2,000,000,000	4 years	0.40 annual	12-07-21	12-07-21	2,000,000,000	22-07-25
Bond JPY	JPY	10,000,000,000	4 years	0.42 annual	13-07-21	13-07-21	10,000,000,000	28-07-25
Bond JPY	JPY	3,000,000,000	4 and 5 months	0.48 annual	08-11-21	08-11-21	3,000,000,000	18-05-26
Total JPY		**25,000,000,000**					**25,000,000,000**	
Bond CHF	CHF	150,000,000	6 years	0.33 annual	22-06-21	22-06-21	150,000,000	22-06-27
Bond CHF	CHF	190,000,000	5 years	0.30 annual	12-10-21	12-10-21	190,000,000	22-10-26
Total CHF		**340,000,000**					**340,000,000**	

Consolidated Financial Statements December 2022 / Banco Santander Chile 136

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

2. *Repurchase of senior bonds*

The bank has made the following partial bond repurchases during the quarter of 2022:

Date	Type	Currency	Amount
07-01-2022	Senior	UF	1,065,000
10-01-2022	Senior	UF	150,000
03-02-2022	Senior	Ch$	4,000,000,000
04-02-2022	Senior	UF	785,000
04-02-2022	Senior	UF	1,205,000
17-02-2022	Senior	USD	4,156,000
08-03-2022	Senior	UF	7,000
09-03-2022	Senior	UF	5,000
10-03-2022	Senior	UF	5,000
14-03-2022	Senior	UF	5,000
28-07-2022	Senior	UF	70,000
29-07-2022	Senior	UF	9,000
05-08-2022	Senior	UF	31,000
07-09-2022	Senior	UF	602,000
08-09-2022	Senior	UF	100,000
13-09-2022	Senior	UF	377,000
27-09-2022	Senior	UF	93,000
28-09-2022	Senior	UF	414,000
11-10-2022	Senior	UF	50,000
12-10-2022	Senior	UF	43,000
13-10-2022	Senior	UF	1,000
19-10-2022	Senior	UF	64,000
20-10-2022	Senior	UF	181,000
27-10-2022	Senior	UF	50,000
02-11-2022	Senior	UF	1,000
07-11-2022	Senior	UF	2,000
08-11-2022	Senior	UF	687,000
09-11-2022	Senior	UF	165,000
15-11-2022	Senior	UF	1,000
17-11-2022	Senior	UF	100,000
21-11-2022	Senior	UF	3,000
23-11-2022	Senior	UF	400,000
28-11-2022	Senior	UF	415,000
01-12-2022	Senior	UF	1,052,000
06-12-2022	Senior	UF	130,000
13-12-2022	Senior	UF	348,000
14-12-2022	Senior	UF	140,000
15-12-2022	Senior	UF	104,000
16-12-2022	Senior	UF	291,000
19-12-2022	Senior	UF	97,000
26-12-2022	Senior	UF	4,000
28-12-2022	Senior	UF	60,000

Consolidated Financial Statements December 2022 / Banco Santander Chile 137

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

The Bank has made the following partial bond repurchases during 2021:

Date	Type	Currency	Amount
18-02-2021	Senior	UF	8,000
18-02-2021	Senior	CLP	14,720,000,000
22-02-2021	Senior	CLP	500,000,000
22-02-2021	Senior	CLP	150,000,000
24-02-2021	Senior	UF	300,000
04-03-2021	Senior	UF	519,000
05-03-2021	Senior	CLP	300,000,000
05-03-2021	Senior	CLP	1,900,000,000
22-03-2021	Senior	UF	50,000
24-03-2021	Senior	UF	150,000
24-03-2021	Senior	UF	7,000
01-06-2021	Senior	UF	107,000
15-06-2021	Senior	UF	1,000
17-06-2021	Senior	CLP	970,000,000
23-06-2021	Senior	UF	105,000
23-06-2021	Senior	UF	50,000
24-06-2021	Senior	UF	21,000
24-06-2021	Senior	UF	278,000
24-06-2021	Senior	UF	20,000
24-06-2021	Senior	UF	100,000
06-07-2021	Senior	UF	1,000,000
07-07-2021	Senior	UF	340,000
09-07-2021	Senior	UF	312,000
20-07-2021	Senior	UF	194,000
21-07-2021	Senior	UF	150,000
21-07-2021	Senior	UF	100,000
22-07-2021	Senior	UF	100,000
22-07-2021	Senior	UF	25,000
22-07-2021	Senior	UF	57,000
09-08-2021	Senior	UF	4,500,000
10-08-2021	Senior	UF	710,000
13-08-2021	Senior	CLP	61,000,000,000
01-10-2021	Senior	CLP	5,950,000,000
05-10-2021	Senior	UF	704,000
05-10-2021	Senior	CLP	3,720,000,000
05-10-2021	Senior	UF	4,200,000,000
05-10-2021	Senior	UF	89,000
05-10-2021	Senior	UF	150,000
06-10-2021	Senior	UF	18,000
06-10-2021	Senior	UF	138,000
06-10-2021	Senior	UF	420,000
07-10-2021	Senior	UF	1,000,000
26-10-2021	Senior	UF	318,000

Consolidated Financial Statements December 2022 / Banco Santander Chile 138

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 3. Maturities of senior bonds The maturity of the senior bonds is as follows: As of J a n u a r y 1, As of De ce m b e r 31, 2021 MCh$ 2021 MCh$ 2022 MCh$ 1,158,301 1,124,558 482,696 Due within 1 year 511,144 1,047,241 1,185,935 Due after 1 to 2 years 1,285,409 742,081 1,599,241 Due after 2 to 3 years 1,549,769 1,228,524 1,282,436 Due after 3 to 4 years 616,750 1,250,897 408,607 Due after 4 to 5 years 1,725,461 1,356,688 2,121,557 Due after 5 years 6,846,834 6,749,989 7,080,472 Total senior bonds i. Mortgage bonds The detail of mortgage bonds by currency is as follows: As of De ce m b e r 31, As of J a n u a r y 1, 2022 M C h $ 2021 M C h $ 2021 M C h $ Mortgage bonds in UF 81 , 62 3 81 , 11 0 84 , 33 5 Total mortgage bonds 81 , 62 3 81 , 11 0 84 , 33 5 1. Mortgage bond placements As of December 31, 2022, and 2021, and January 1, 2021, the Bank has not issued any mortgage bonds. 139 Consolidated Financial Statements December 2022 / Banco Santander Chile 2. Maturity of mortgage bonds The maturity of the mortgage bonds is as follows: As of J a n u a r y 1, As of De ce m b e r 31, 2021 2021 2022 MCh$ MCh$ MCh$ 5,465 6,041 7,108 Due within 1 year 8,773 9,698 11,411 Due after 1 to 2 years 9,056 10,011 11,779 Due after 2 to 3 years 9,348 10,334 12,159 Due after 3 to 4 years 9,649 10,667 12,551 Due after 4 to 5 years 42,044 34,359 26,615 Due after 5 years 84,335 81,110 81,623 Total mortgage bonds

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

j. Other financial liabilities

The composition of other financial liabilities, according to maturity, is summarised below:

	As of December 31,		As of January 1,
	2022 MCh$	2021 MCh$	2021 MCh$
Long-term obligations:			
Due after 1 to 2 years	68	48	42
Due after 2 to 3 years	74	53	47
Due after 3 to 4 years	84	58	50
Due after 4 to 5 years	13	57	55
Due after 5 years	-	45	96
Long-term financial liabilities subtotals	**239**	**261**	**290**
Short-term obligations:			
Amount payable for credit card transactions	186,237	149,894	134,790
Approval of letters of credit	110	159	1,460
Other long-term financial obligations (short-term portion)	106,409	32,593	47,778
Short-term financial obligations subtotals	**292,756**	**182,646**	**184,028**
Other financial obligations total	**292,995**	**182,907**	**184,318**

Consolidated Financial Statements December 2022 / Banco Santander Chile 140

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS

The balances as of December 31, 2022 and 2021 and January 1, 2021 of the Regulatory Capital Financial Instruments issued are as follows:

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Financial instruments of regulatory capital issued			
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	1,733,870	1,461,637	1,357,539
Bonds without fixed maturity	590,246	592,468	-
Preferred shares	-	-	-
Subtotal	**2,324,116**	**2,054,105**	**1,357,539**

Debts classified as short-term constitute obligations on demand or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of December 31, 2022		
	Short-term	Long-term	Total
	MCh$	MCh$	MCh$
Subordinated bonds with transitional recognition	-	-	**-**
Subordinated Bonds	-	1,733,870	**1,733,870**
Bonds without fixed maturity	-	590,246	**590,246**
Preferred shares	-	-	**-**
Total	**-**	**2,324,116**	**2,324,116**

	As of December 31, 2021		
	Short-term	Long-term	Total
	MCh$	MCh$	MCh$
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,461,637	1,461,637
Bonds without fixed maturity	-	592,468	592,468
Preferred shares	-	-	-
Total	**-**	**2,054,105**	**2,054,105**

The details of subordinated bonds by currency are as follows:

	As of December 31,	As of December 31, of
	2022	2021
	MCh$	MCh$
CLP	-	-
US$	169,835	230,118
UF	1,564,035	1,231,519
Subordinated bond totals	**1,733,870**	**1,461,637**

Bonds with no fixed maturity are all in US$ currency.

Consolidated Financial Statements December 2022 / Banco Santander Chile 141

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS, continued The movement in the balance of Regulatory Capital Financial Instruments issued as of December 31, 2022 and 2021 is as follows: S u b o r d i n a t e d B o n d s Bonds without fixed T o ta l (subordinated bonds) exchange rate (Discounts/Hedges/Exchange rate) maturity MCh$ MCh$ MCh$ 2,054,105 59 2 , 4 6 8 Balances as of January 1, 2022 1,461,637 101,503 - New issues/placements made 101,503 6,562 - Accrued interest at the effective interest rate 6,562 172,941 - Accrued adjustments due to UF and/or 172,941 (10,995) (2,222) Other movements (8,773) 2,324,116 59 0 , 2 4 6 Balance as of December 31, 2022 1,733,870 S u b o r d i n a t e d B o n d s B o n d s w i t ho u t f i x e d m a t u ri t y T o ta l M C h $ M C h $ M C h $ 1,357,529 - 1,357,529 Balances as of January 1, 2021 676,025 592,468 83,557 New issues/placements made Accrued interest at the effective interest rate (subordinated bonds) Accrued adjustments due to UF and/or exchange rate (subordinated bonds, bonds with no fixed term to maturity) Other movements (Discounts/Hedges/Exchange rate) (4 , 2 5 0 ) - (4 , 2 5 0 ) 2 5 , 00 1 - 25 , 00 1 (2 0 0 ) ( 2 00 ) Balances as of December 31, 2021 1,461,637 592,468 2,054,105 Regulatory capital instruments issued and placed as of December 31, 2022, December 31, 2021 and January 1, 2021. Instrument series in place As of December 31, 2022 C u r r e n c y o f issue Placement amount in the currency of issue Annual is s u a n ce r a t e I ss u i n g period P la ce m e n t date M a t u r it y d a t e USTDW70320 UF 3,300,000 3 .5 1% 6 ye a rs and 8 m on ths 07 - 01 - 2022 01 - 09 - 2028 In 2021, the Bank did not place any subordinated bonds. On 21 October 2021, Banco Santander Chile issued a bond with no maturity date in the international markets, eligible as additional tier 1 or 'AT1' capital (the 'Bonds'), to be acquired by an entity of the Santander Group, for an amount of USD 700,000,000 and with a rate of 4.625%. 142 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 24 - PROVISIONS FOR CONTINGENCIES

As of December 31, 2022 and 2021 and January 1, 2021, the composition of the balance of provisions is as follows:

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Provisions for employee benefit obligation	99,424	109,001	102,959
Provisions for restructuring plans	-	-	-
Provisions for lawsuits and litigations	5,533	3,035	2,410
Provisions for customer loyalty and merit programme obligations	38	38	38
Operational risk	5,149	1,578	-
Other provisions for other contingencies	62,682	51,894	32,479
Total	**172,826**	**165,546**	**137,886**

The movement in provisions as of December 31, 2022 and 2021 is shown below:

	Provisions						
	For employee benefit obligation	Restructuring plans	Lawsuits and litigation	Obligation for customer loyalty and merit programmes	Other Contingency Provisions	Operational risk	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**109,001**	**-**	**3,035**	**38**	**51,894**	**1,578**	**165,546**
Established provisions	121,779	14,019	2,963	-	24,366	4,053	**167,180**
Implementation of provisions	(132,340)	(14,019)	(465)	-	-	(482)	**(147,306)**
Provision release	(1,784)	-	-	-	(13,578)	-	**(15,362)**
Reclassifying		-	-	-	-	-	**-**
Other movements	2,768	-	-	-	-	-	**2,768**
Balance as of December 31, 2022	**99,424**	**-**	**5,533**	**38**	**62,682**	**5,149**	**172,826**
Balances as of January 1, 2021	**102,959**	**-**	**2,410**	**38**	**32,479**	**-**	**137,886**
Established provisions	90,363	-	625	-	30,268	1,578	**122,834**
Implementation of provisions	(80,768)	-	-	-	-	-	**(80,768)**
Provision release	(1,836)	-	-	-	(10,853)	-	**(12,689)**
Reclassifying	-	-	-	-	-	-	**-**
Other movements	(1,717)	-	-	-	-	-	**(1,717)**
Balances as of December 31, 2021	**109,001**	**-**	**3,035**	**38**	**51,894**	**1,578**	**165,546**

Consolidated Financial Statements December 2022 / Banco Santander Chile 143

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 25 - PROVISIONS FOR DIVIDEND, INTEREST PAYMENT AND REVALUATION OF REGULATORY EQUITY FINANCIAL

The balances as of December 31, 2022 and 2021 and January 1, 2021 of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows:

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Provision for payment of common stock dividends	243,883	233,775	155,234
Provision for payment of preferred share dividends	-	-	-
Provision for interest payments on bonds with no fixed maturity date	3,625	4,995	-
Provision for bond repricing without fixed term to maturity	-	-	-
Total	**247,508**	**238,770**	**155,234**

The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of December 31, 2022 and 2021 is as follows:

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on bonds with no fixed term to maturity	Provision for bond repricing without fixed term to maturity
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**233,775**	**-**	**4,995**	**-**
Established provisions	242,595	-	30,523	-
Implementation of provisions	(232,488)	-	(30,528)	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Other movements	-	-	(1,365)	-
Balance as of December 31, 2022	**243,883**	**-**	**3,625**	**-**

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on bonds with no fixed term to maturity	Provision for bond repricing without fixed term to maturity
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**155,234**	**-**	**-**	**-**
Established provisions	233,775	-	4,995	-
Implementation of provisions	(155,234)	-	-	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Other movements	-	-	-	-
Balances as of December 31, 2021	**233,775**	**-**	**4,995**	**-**

Consolidated Financial Statements December 2022 / Banco Santander Chile 144

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK As of December 31, 2022 and 2021 and January 1, 2021, the composition of the balance of the special provisions for credit risk is as follows: As of De c e m b e r 3 1 , As of J a n u a r y 1, 2021 2021 2022 Special provisions for credit risk MCh$ MCh$ MCh$ 3,676 8,009 9,252 Credit risk provisions for contingent claims Guarantees and sureties 638 1,131 346 Letters of credit for goods movement operations - - - Debt purchase commitments in local currencies abroad 13,978 12,341 17,218 Transactions related to contingent events 5,168 7,734 9,890 Immediately repayable unrestricted credit lines - - - Unrestricted credit lines 1,169 1,586 1,263 Other credit commitments - - - Other contingent credits 24,629 30,801 37,969 Subtotal 49 194 550 Provisions for local risk for operations with debtors domiciled abroad 49 194 550 Subtotal - - - Special provisions for foreign loans - - - Subtotal 90,000 222,000 122,000 Additional provisions for loans Additional provisions commercial loans 10,000 10,000 17,000 Additional provisions for mortgage loans 26,000 26,000 154,000 Additional provisions for consumer loans 126,000 258,000 293,000 Subtotal Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment - - - S u b t o ta l - - - Provisions established for credit risk as a result of supplementary prudential requirements - - - S u b t o ta l - - - T OT A L 33 1 , 5 1 9 28 8 , 9 9 5 15 0 , 6 7 8 145 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

The movement in provisions as of December 31, 2022 and 2021 is shown below:

Special provisions for credit risk as of December 31, 2022 (MCh$)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2022	**30,801**	**194**	**-**	**258,000**	**-**	**-**
Provision establishment	14,250	552	-	35,000	-	-
Provision application	-	-	-	-	-	-
Provision release	(7,082)	(196)	-		-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2022	**37,969**	**550**	**-**	**293,000**	**-**	**-**

Special provisions for credit risk as of December 31, 2021 (MCh$)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2021	**24,629**	**49**	**-**	**126,000**	**-**	**-**
Provision establishment	14,595	188	-	132,000	-	-
Provision application	-	-	-	-	-	-
Provision release	(8,423)	(43)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2021	**30,801**	**194**	**-**	**258,000**	**-**	**-**

Consolidated Financial Statements December 2022 / Banco Santander Chile 146

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 27 - OTHER LIABILITIES

The composition of other liabilities as of December 31, 2022 and 2021 and January 1, 2021 is as follows:

	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Other liabilities			
Cash guarantees received for financial derivative transactions (1)	1,017,967	857,679	624,205
Creditors for intermediation of financial instruments	265,794	30,755	40,973
Accounts payable to third parties	405,878	308,204	246,112
Valuation adjustments for macro-hedges (2)	85,725	68,524	51,090
Revenue liabilities due to income from ordinary activities generated by contracts with customers	6,354	6,327	6,675
VAT debit unpaid tax	36,814	33,251	26,985
Pending operations	21,918	27,595	23,739
Other liabilities	201,232	280,076	146,272
Total	**2,041,682**	**1,612,411**	**1,166,051**

1) This corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank.
2) This corresponds to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12).

.

Consolidated Financial Statements December 2022 / Banco Santander Chile 147

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 28 - EQUITY a. Equity and preferred shares As of December 31 , 2022 , and 2021 , the Bank has a share capital of MCh $ 891 , 303 comprising 188 , 446 , 126 , 794 authorised shares, which are subscribed and paid up . All these are ordinary shares with no par value and no preferences . Accordingly, share movements as of December 31 , 2022 and 2021 are as follows : S h a r e s As of December 31, 20 2 2 20 2 1 188,446,126,794 188,446,126,794 Issued as of January 1, - - Issuance of paid - up shares - - Issuance of shares owed - - Exercised stock option 188,446,126,794 188,446,126,794 Total shares 148 Consolidated Financial Statements December 2022 / Banco Santander Chile As of December 31, 2022, and 2021, the Bank does not hold any treasury shares, nor do the companies involved in the consolidation. As of December 31, 2022, the distribution of shareholders is as follows: % O f equity holding Total A D R s ( * ) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 Teatinos Siglo XXI Inversiones Limitada 10.53 19,845,850,871 19,845,850,871 - The Bank of New York Mellon 8.94 16,841,385,216 - 16,841,385,216 Banks on behalf of third parties 7.29 13,742,809,166 - 13,742,809,166 Pension funds (AFP) on behalf of third parties 3.25 6,122,497,451 - 6,122,497,451 Stockbrokers on behalf of third parties 2.81 5,300,582,822 - 5,300,582,822 Other minority holders 100.00 188,446,126,794 19,845,850,871 168,600,275,923 Total (*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the US securities markets As of December 31, 2021, the distribution of shareholders is as follows: % O f equity holding Total A D R s ( * ) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 Teatinos Siglo XXI Inversiones Limitada 10.99 20,710,338,871 20,710,338,871 - The Bank of New York Mellon 9.19 17,318,500,798 - 17,318,500,798 Banks on behalf of third parties 6.34 11,949,134,854 - 11,949,134,854 Pension funds (AFP) on behalf of third parties 3.12 5,870,596,720 - 5,870,596,720 Stockbrokers on behalf of third parties 3.18 6,004,554,283 - 6,004,554,283 Other minority holders 100.00 188,446,126,794 20,710,338,871 167,735,787,923 Total (*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the US securities markets

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 28 - EQUITY, continued As of January 1, 2021 the distribution of shareholders is as follows: % O f equity holding Total A D R s ( * ) Company name or Shareholder name Shares 35.46 66,822,519,695 - Santander Chile Holding SA 66,822,519,695 31.72 59,770,481,573 - Teatinos Siglo XXI Inversiones Limitada 59,770,481,573 13.17 24,822,041,271 24,822,041,271 The Bank of New York Mellon - 15,957,137,883 Banks on behalf of third parties 9,995,705,956 Pension funds (AFP) on behalf of third parties 5,551,024,270 Stockbrokers on behalf of third parties 8.47 15,957,137,883 - 5.30 9,995,705,956 - 2.95 5,551,024,270 - 2.93 5,527,216,146 - 5,527,216,146 Other minority holders 100.00 188,446,126,794 24,822,041,271 163,624,085,523 Total b. Reserves At the Ordinary Shareholders' Meeting of Banco Santander - Chile held April 27 , 2022 , along with the approval of the 2021 Consolidated Financial Statements, the shareholders resolved to distribute 60 % of the net profit for the year ("Profit attributable to the equity holders"), which amounted to Ch $ 464 , 975 million . These earnings are equivalent to a dividend of Ch $ 2 . 46741747 per share . Furthermore, the Board approved that the remaining 40 % of the profits will be used to increase the Bank's reserves . During the year 2022 , the Bank has reclassified MCh $ 56 , 602 from reserves to retained earnings of prior years, see Consolidated Statements of Changes in Equity . The balance of reserves is MCh $ 2 , 815 , 170 and MCh $ 2 , 557 , 816 as of December 31 , 2022 and 2021 respectively . c. Dividends Details of dividend distribution can be found in the Consolidated Statements of Changes in Equity . d. As of December 31, 2022 the composition of diluted profit and basic profit is as follows: As of December 31, 2021 MCh$ 2022 MCh$ 778,933 808,651 a) Basic earnings per share Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares 4.13 4.29 Basic earnings per share (in Ch$) 4.13 4.29 Diluted earnings per share from continuing operations (in Ch$) b) Diluted earnings per share 778,933 808,651 Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares - - Assumed conversion of convertible debt 188,446,126,794 188,446,126,794 Adjusted number of shares 4.13 4.29 Basic earnings per share (in Ch$) 4.13 4.29 Diluted earnings per share from continuing operations (in Ch$) 149 Consolidated Financial Statements December 2022 / Banco Santander Chile As of December 31, 2022, and 2021, the Bank does not hold any instruments that generate dilutive effects.

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 28 - EQUITY, continued

e. Provision for interest payments on bonds with no fixed term to maturity

The Bank records the accrual of interest on maturing non-revolving bonds in the Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued. As of December 31, 2022, and 2021, the balance is MCh3,625 and MCh$4,995, respectively.

f. Other comprehensive income from investment instruments and cash flow hedges:

	As of December 31,	
	2022 MCh$	2021 MCh$
Investment instruments		
Balances as of January 1,	**(112,926)**	**101,717**
Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes.	23,707	(191,455)
Reclassifying and adjustment of the portfolio of Financial Investment Instruments	-	-
Net realised profit	(20,173)	(23,188)
Subtotal	**3,534**	**(214,643)**
Total	**(109,392)**	**(112,926)**
Cash flow hedging		
Balances as of January 1,	**(373,581)**	**(136,765)**
Gain (loss) on valuation adjustment of cash flow hedges before taxes	298,029	(211,122)
Reclassifying and adjustments for cash flow hedges before taxes	(43,286)	(25,694)
Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition.	-	-
Subtotal	**254,743**	**(236,816)**
Total	**(118,838)**	**(373,581)**
Other comprehensive income before taxes	**(228,230)**	**(486,507)**
Income tax related to other comprehensive income components		
Income tax relating to portfolio of financial investment instruments	29,536	31,838
Income tax relating to cash flow hedges	32,086	100,867
Total	**61,622**	**132,705**
Other comprehensive income, net of tax	**(166,608)**	**(353,802)**
Attributable to:		
Equity holders of the Bank	(167,147)	(354,364)
Non-controlling interest	539	562

The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met.

Consolidated Financial Statements December 2022 / Banco Santander Chile 150

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 28 - EQUITY, continued g. Non - controlling interest This includes the net amount of subsidiaries' equity attributable to equity instruments not owned, directly or indirectly, by the Bank, including the portion of profit or loss attributed to them. The non - controlling interest's share of equity and results of affiliates is summarised as follows: Other comprehensive income As of December 31, 2022 Financial assets at fair value Total other t hr o u gh o t h er Comprehensive comprehensive comprehensive Participation of income income Deferred tax income (OCI) Results Equity third parties MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ % Subsidiary companies 21 - - - 21 201 0.25 Santander Corredora de Seguros Limitada 1,739 (23) 9 (32) 1,762 24,725 49.41 Santander Corredores de Bolsa Limitada 47 - - - 47 561 0.97 Santander Asesorías Financieras Limitada (1) - - - (1) 3 0.36 Santander SA Sociedad Securitizadora (1,277) - - - (1,277) 356 49.90 Klare Corredora de Seguros SA 10,193 - - - 10,193 49,269 49.00 Santander Consumer Finance Limitada 10,722 (23) 9 (32) 10,745 75,115 Subtotal Entities controlled through other considerations 2,168 - - - 2,168 6,988 100.00 Santander Gestión de Recaudación y Cobranzas Limitada 3,239 - - - 3,239 24,250 100.00 Bansa Santander SA (946) - - - (946) 3,211 100.00 Multiplica Spa 4,461 - - - 4,461 34,449 Subtotal Tot a l 109,564 15,206 (32) 9 (23) 15,183 Other comprehensive income As of December 31, 2021 Pa r tici p a t i on o f Fi n a n c ial asse t s at fair value through other comprehensive Total other Defe rr e d c o m p r e h e n s i v e Comprehensive income income tax income (OCI) Results Equity third parties MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ % Subsidiary companies 5 - - - 5 179 0.25 Santander Corredora de Seguros Limitada 544 (173) 65 (238) 717 22,970 49.41 Santander Corredores de Bolsa Limitada (90) (111) 41 (152) 21 513 0.97 Santander Asesorías Financieras Limitada - - - - - 1 0.36 Santander SA Sociedad Securitizadora (1,270) - - - (1,270) 1,631 49.90 Klare Corredora de Seguros SA 9,386 - - - 9,386 39,080 49.00 Santander Consumer Finance Limitada 8,575 (284) 106 (390) 8,859 64,374 Subtotal Entities controlled through other considerations Santander Gestión de Recaudación y Cobranzas 100.00 (139) - - - (139) 4,820 Limitada 1,096 - - - 1,096 21,010 100.00 Bansa Santander SA (133) - - - (133) 4,156 100.00 Multiplica Spa (1,102) - - - 1,102 29,986 Subtotal Tot a l 94,360 9 ,9 61 (390) 106 (284) 9 ,6 77 151 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 28 - EQUITY, continued

As of January 1, 2021	Participation of third parties	Equity	Results	Other comprehensive income: Financial assets at fair value through other comprehensive income (OCI)	Other comprehensive income: Deferred tax	Other comprehensive income: Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25	174	(4)	(4)	1	**(3)**	**(7)**
Santander Corredores de Bolsa Limitada	49.41	22,614	351	(38)	9	**(29)**	**322**
Santander Asesorías Financieras Limitada	0.97	493	(5)	152	(41)	**111**	**106**
Santander SA Sociedad Securitizadora	0.36	2	-	-	-	**-**	**-**
Klare Corredora de Seguros SA	49.90	2,902	(880)	-	-	**-**	**(880)**
Santander Consumer Finance Limitada	49.00	29,649	5,619	-	-	**-**	**5,619**
Subtotal		**55,834**	**5,081**	**110**	**(31)**	**79**	**5,160**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada		4,808	(127)	-	-	**-**	**(127)**
Bansa Santander SA	100.00	19,565	349	-	-	**-**	**349**
Multiplica Spa	100.00	4,476	(187)	-	-	**-**	**(187)**
Subtotal		**28,849**	**35**	**-**	**-**	**-**	**35**
Total		**84,683**	**5,116**	**110**	**(31)**	**79**	**5,195**

The summarised financial information of the companies included in the consolidation that hold non-controlling interests is as follows, which does not include consolidation and equalisation adjustments:

		As of December 31, 2022				As of December 31, 2021				As of January 1, 2021			
		Assets	**Liabilities**	**Capital and reserves**	**Net income**	**Assets**	**Liabilities**	**Capital and reserves**	**Net income**	**Assets**	**Liabilities**	**Capital and reserves**	**Net income**
		MCh$	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**
Santander Corredora de Seguros Limitada	Subsidiary	92,541	13,093	71,121	8,327	84,492	13,388	69,129	1,975	79,936	10,777	70,554	(1,395)
Santander Corredores de Bolsa Limitada	Subsidiary	321,411	270,952	46,863	3,596	98,496	51,649	45,396	1,451	94,802	40,038	45,053	711
Santander Asesorías Financieras Limitada	Subsidiary	60,640	2,725	53,082	4,833	54,731	1,683	50,900	2,148	52,070	1,142	51,454	(526)
Santander SA Sociedad Securitizadora	Subsidiary	1,107	398	857	(148)	810	463	455	(108)	630	175	547	(92)
Klare Corredora de Seguros SA	Subsidiary	2,153	1,440	3,272	(2,559)	3,952	681	5,816	(2,545)	6,415	599	7,579	(1,763)
Santander Consumer Finance Limitada	Subsidiary	884,701	784,146	79,755	20,800	742,700	662,945	60,588	19,167	693,992	633,177	49,348	11,467
Santander Gestión de Recaudación y Cobranzas Limitada	EPE	8,037	1,049	4,820	2,168	6,636	1,816	4,681	139	7,789	3,108	4,808	(127)
Bansa Santander SA	EPE	213,661	189,411	21,011	3,239	103,927	82,917	19,914	1,096	84,496	64,582	19,565	349
Multiplica Spa	EPE	4,337	1,126	4,157	(946)	4,409	253	4,289	(133)	4,336	47	4,476	(187)
Total		**1,588,588**	**1,264,340**	**284,938**	**39,310**	**1,100,153**	**815,795**	**261,168**	**23,190**	**1,024,466**	**753,645**	**253,384**	**8,437**

Consolidated Financial Statements December 2022 / Banco Santander Chile 152

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 29 - CONTINGENCIES AND COMMITMENTS a. Lawsuits and legal procedures As of the date of issuance of these Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates in connection with business operations . Accordingly, as of December 31 , 2022 , the Bank had provisions of MCh $ 5 , 533 (December 31 , 2021 : MCh $ 3 , 035 ), which are included in the Consolidated Statements of Financial Position under the item 'Provisions for contingencies', for further information see Note 24 . Banco Santander To cover the value of legal proceedings in which there are first and second - instance rulings adverse to the interests of Banco Santander or possible alternate outcomes to these, the Bank has made provisions of Ch $ 4 , 443 million and Ch $ 900 million as of December 31 , 2022 and 2021 . It is noteworthy that the values have been estimated based on quantitative information from the first instance judgements adverse to the Bank and qualitative information from the process, including expert opinion from the trial, the recommendation from the defence lawyer(s) and experience based on court judgements in similar cases (jurisprudence) pronounced by different courts . Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora' (currently Santander Corredores de Bolsa Ltda . ), filed before the 21 st Civil Court of Santiago, Role C - 21 . 366 - 2014 , regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is MCh $ 60 . As for its current situation as of December 31 , 2022 , this lawsuit is pending the dismissal of the case and the resolution of the motion for abandonment of proceedings filed by the Brokerage Firm . Lawsuit "Chilena de computación vs Banco Santander and Santander Corredores de Bolsa" filed before the 3 rd Civil Court of Santiago, Role C - 12325 - 2020 . At present, as of December 31 , 2022 , the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending . Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 7,263, which mainly relate to assets supplied by leasing. Therefore, our lawyers have not estimated any material loss from these lawsuits. Santander Consumer Finance Limitada Currently, there are 15 lawsuits corresponding to processes mainly related to clients. Therefore, our lawyers have not estimated any material loss from these lawsuits. 153 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued

b. Contingent loans

The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognised in the Consolidated Statements of Financial Position, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans:

	Contingent loans		
	As of December 31,		As of January 1,
	2022	2021	2021
	MCh$	MCh$	MCh$
Guarantees and sureties	**924,173**	**579,051**	**441,508**
Guarantees and sureties in Chilean currency	483,807	349,906	302,333
Guarantees and sureties in foreign currency	440,366	229,145	139,175
Letters of credit for goods movement transactions	**255,522**	**377,308**	**247,898**
Transactions related to contingent events	**1,476,599**	**1,390,410**	**1,090,643**
Transactions related to contingent events in Chilean currency	1,216,117	1,204,670	999,827
Transactions related to contingent events in foreign currencies	260,482	185,740	90,816
Immediately repayable unrestricted credit lines	**8,974,077**	**8,986,535**	**8,991,423**
Other credit commitments	**324,962**	**265,517**	**406,234**
Credits for higher studies Law No 20,027 (CAE)	1,617	2,640	4,434
Other irrevocable credit commitments	323,345	262,877	401,800
Total	**11,945,333**	**11,598,821**	**11,177,706**

Consolidated Financial Statements December 2022 / Banco Santander Chile 154

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued c. Held securities 155 Consolidated Financial Statements December 2022 / Banco Santander Chile The Bank holds securities in the normal course of its business as follows: As o f J a n u a r y 1, As of De ce m b e r 31, 2021 2021 2022 MCh$ MCh$ MCh$ Third - party operations 83,392 109,465 104,972 Collections 9,307 8,278 9,090 Transferred financial assets managed by the Bank 1,352,032 1,307,728 1,081,895 Assets from third parties managed by the Bank 1,444,731 1,425,471 1,195,957 Subtotal Custody of securities - - 756,880 Securities held in custody by a banking subsidiary deposited in another entity 11,022,789 7,022,067 9,057,428 Securities held in custody by the bank 10,461,847 9,713,122 12,397,099 Securities issued by the bank 21,484,636 16,735,189 22,211,407 Subtotal 22,929,367 18,160,660 23,407,364 Total d. Guarantee Banco Santander - Chile has comprehensive bank policy for fidelity bond No 5721202 in force with Compañía de Seguros Chilena Consolidada SA, with coverage of US $ 50 , 000 , 000 per claim with an annual cap of US $ 100 , 000 , 000 , which covers the Bank and its subsidiaries jointly and severally, with an expiry date of December 31 , 2022 ; this policy has been renewed under the same conditions until June 30 , 2023 . Santander Corredores de Bolsa Limitada As of December 31 , 2022 , the Company has guarantees deposited with the Santiago Stock Exchange to cover simultaneous operations carried out by the Company's portfolio for a total of MCh $ 18 , 737 (MCh $ 19 , 355 as of December 31 , 2021 ) . Furthermore, as of December 31 , 2022 , the Company holds a guarantee with CCLV Contraparte Central SA, amounting to MCh $ 9 , 960 in cash (MCh $ 7 , 300 as of December 31 , 2021 ) . To ensure the correct and full compliance with all its obligations as a stockbroker, as required by articles 30 et seq . of Law No 18 , 045 on the Securities Market, the Company has delivered fixed - income securities to the Santiago Stock Exchange for a present value of MCh $ 1 , 040 as of December 31 , 2022 (MCh $ 1 , 006 as of December 31 , 2021 ) . This corresponds to a fixed - term deposit with Banco Santander maturing on February 14 , 2023 . As of December 31 , 2022 , the company has a share loan guarantee of MCh $ 3 , 519 (MCh $ 3 , 501 as of December 31 , 2021 ) .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued As of December 31, 2022, the Company has a guaranteed bond No B016704 from Banco Santander Chile to comply with the provisions of general rule No 120 of the FMC regarding the operation of placement, transfer and redemption agent of Morgan Stanley funds in the amount of USD$ 300,000, which covers participants who acquire quotas of Morgan Stanley Sicav open - end foreign funds and whose maturity date is March 8, 2023. Santander Corredora de Seguros Limitada As required by Circular No 1,160 of the FMC (ex - SVS), the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary. The insurance policy for insurance brokers No 10050030 , which covers UF 500 , and the professional liability policy for insurance brokers No 10050031 , for an amount equivalent to UF 60 , 000 , were renewed with Compañía de Seguros Generales Consorcio Nacional de Seguros SA . Both policies are valid from April 15 , 2022 to April 14 , 2023 . The Company has a guaranteed bond with Banco Santander Chile to ensure faithful compliance with the terms and conditions of the public bidding process, the mortgage and mortgage insurance plus ITP 2 / 3 for Banco Santander Chile's housing mortgages . The total amounts to UF 10 , 000 and UF 2 , 000 for each portfolio respectively, both with maturity dates of October 30 , 2023 . The company has a guaranteed bond to ensure faithful compliance with the terms of the public bidding process for fire plus earthquake insurance for the bank's housing mortgage portfolio and professional services, amounting to UF 500 and UF 10 , 000 with the same financial institution, both with maturity dates of December 31 , 2024 . Klare Corredora de Seguros SA As required by Circular No 1 , 160 of the FMC, the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary . The insurance brokers' guarantee policy No 169538 , which covers UF 500 , was contracted with Compañía HDI Seguros de Garantía y Crédito SA and is valid from April 15 , 2022 to April 14 , 2023 . 156 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 30 - INTEREST INCOME AND EXPENSES This comprises interest accrued during the year on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value and remeasurements due to hedge accounting. a. As of December 31, 2022, and 2021, the composition of interest income is as follows: As of December 31, 2021 MCh$ 2022 MCh$ Financial assets at amortised cost 196 1,063 Rights under repurchase and securities lending agreements 15,078 62,876 Debt financial instruments 429 925 Interbank loans 663,136 954,978 Commercial loans 337,854 412,741 Mortgage loans 475,124 629,770 Consumer loans 6,067 78,193 Other financial instruments 1,497,884 2,140,546 Subtotal Financial assets at fair value through other comprehensive income 87,522 270,026 Debt financial instruments - 1,704 Other financial instruments 87,522 271,730 Subtotal 238,567 437,899 Results of interest rate - risk hedge accounting 1,823,973 2,850,175 Total interest income As of December 31, 2022, and 2021, the stock of suspended interest income is as follows: As of December 31, Off - balance sheet - interest income 2022 I n t e r e s t s MCh$ 2021 I n t e r e s t s MCh$ Co mm er cial l o a n s Mortgage loans Consumer loans 12 , 41 1 2 , 9 5 1 2 , 7 7 1 8 , 9 1 2 1 , 7 5 0 1 , 8 8 5 T o ta l 18 , 13 3 12 , 54 7 157 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 30 - INTEREST INCOME AND EXPENSES, continued b. As of December 31, 2022, and 2021, the composition of interest expense is as follows: As of December 31, 2021 MCh$ 2022 MCh$ Financial liabilities at amortised cost (14,533) (13,623) Deposits and other demand liabilities (89,509) (759,511) Time deposits and other term equivalents (839) (15,774) Obligations under repurchase and securities lending agreements (43,691) (98,357) Interbank borrowing (152,737) (174,707) Debt financial instruments issued (3,387) (26,430) Other financial liabilities (304,696) (1,088,402) Subtotal (2,281) (2,862) Obligations under leasing contracts (54,211) (66,728) Regulatory capital financial instruments issued (58,729) (1,089,816) Results of interest rate - risk hedge accounting (419,917) (2,247,808) Total interest expenses 158 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 31 - READJUSTMENT INCOME AND EXPENSE

Includes accrued adjustments for the year for all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, irrespective of whether they are measured at fair value and product adjustments due to hedge accounting.

a. As of December 31, 2022, and 2021, the composition of readjustment income is as follows:

	As of December 31,	
	2022 MCh$	2021 MCh$
Financial assets at amortised cost		
Rights under repurchase and securities lending agreements	-	-
Debt financial instruments	195,082	103,164
Interbank loans	-	-
Commercial loans	825,146	405,964
Mortgage loans	1,818,172	838,851
Consumer loans	1,090	559
Other financial instruments	8,242	8,628
Subtotal	**2,847,732**	**1,357,166**
Financial assets at fair value through other comprehensive income		
Debt financial instruments	43,104	7,346
Other financial instruments	1,643	-
Subtotal	**44,747**	**7,346**
Results of hedge accounting of the UF readjustment risk	(1,655,998)	(826,133)
Total readjustment income	**1,236,481**	**538,379**

As of December 31, 2022, and 2021, the stock of suspended readjustment income is as follows:

	As of December 31,	
	2022	2021
	Readjustments	Readjustments
Off-balance sheet - readjustment income	MCh$	MCh$
Commercial loans	25,714	14,909
Mortgage loans	22,445	10,139
Consumer loans	254	231
Total	**48,413**	**25,279**

Consolidated Financial Statements December 2022 / Banco Santander Chile 159

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 31 - READJUSTMENT INCOME AND EXPENSE, continued b. As of December 31, 2022, the composition of the readjustments expenses, including the results of hedge accounting, is as follows: As of December 31, 2021 MCh$ 2022 MCh$ Financial liabilities at amortised cost (4,938) (12,023) Deposits and other demand liabilities (20,450) (119,613) Time deposits and other term equivalents - - Obligations under repurchase and securities lending agreements - - Interbank borrowing (228,152) (448,103) Debt financial instruments issued (33,025) (39,934) Other financial liabilities (74,425) (172,949) Financial instruments of regulatory capital issued - - Lease obligations 216,536 552,120 Result of UF, PPI and CPI risk hedge accounting. (144,454) (240,502) Total expense for readjustments 160 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 32 COMMISSION INCOME AND EXPENSES Comprises the amount of all fees accrued and paid during the year, except those that are an integral part of the effective interest rate of financial instruments: As of December 31, 2021 MCh$ 2022 MCh$ Income from commissions and services rendered 16,266 11,348 Commissions for prepayment of loans 311 233 Commissions for loans with letters of credit 7,606 8,766 Commissions for credit lines and current accounts overdraft 29,426 35,935 Commissions for guarantees and letters of credit 249,692 352,448 Commissions for card services 39,513 52,226 Commissions for account management 46,234 54,060 Commissions for collections and payments 10,853 10,019 Commissions for brokerage and management of securities 43,933 52,568 Commissions for brokerage and insurance advice 1,229 1,829 Commissions for factoring services 29 45 Commissions for securitisations 14,332 9,362 Commissions for financial advice 17,823 21,771 Office Banking 49,178 56,543 Other remuneration for services rendered 70,544 61,910 Other commissions earned 596,969 729,063 Total Comprises the amount of all fees accrued and paid during the year, except those that are an integral part of the effective interest rate of financial instruments: As of December 31, 2021 MCh$ 2022 MCh$ Expenses for commissions and services rendered (76,418) (105,695) Commissions for card operation services (5,570) (7,360) Licence fees for the use of card brands Other commissions for services linked to the credit card system and payment cards with (11,458) (10,083) fund provision as a means of payment (81,734) (95,946) Expenses for obligations of customer loyalty and merit programmes for customer cards (8,001) (8,551) Commissions for securities transactions (2,115) (2,382) Office Banking (49,178) (47,428) Interbank services (12,754) (42,974) Other commissions for services received (245,853) (321,794) Total 351,116 407,269 Total net fee and commission income and expenses 161 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

Income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities are presented below

	Segments					Revenue recognition schedule for ordinary activities		
As of December 31, 2022	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
						Total	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income								
Commissions for prepayment of loans	7,072	3,229	11	1,036	**11,348**	-	11,348	-
Commissions for loans with letters of credit	170	-	-	63	**233**	-	233	-
Commissions for credit lines and current account overdrafts	7,039	(836)	2,556	7	**8,766**	8,766	-	-
Commissions for guarantees and letters of credit	5,028	20,295	10,036	576	**35,935**	35,935	-	-
Commissions for card services	301,123	24,915	9,417	16,993	**352,448**	71,909	280,539	-
Commissions for account management	48,336	3,011	845	34	**52,226**	52,226	-	-
Commissions for collections and payments	65,897	9,318	8,052	(29,207)	**54,060**	-	32,436	21,624
Commissions for brokerage and management of securities	2,249	276	6,874	620	**10,019**	-	10,019	-
Remuneration for insurance brokerage and advisory services	52,757	12	1	(202)	**52,568**	-	52,568	-
Commissions for factoring services	313	657	761	98	**1,829**	-	1,829	-
Commissions for securitisations	-	-	45	-	**45**	-	45	-
Commissions for financial advice	(1,362)	2,894	3,916	3,914	**9,362**	-	9,362	-
Office Banking	19,323	1,879	569	-	**21,771**	21,771	-	-
Other remuneration for services rendered	46,168	9,586	789	-	**56,543**	-	56,543	-
Other commissions earned	49,131	7,615	7,237	(2,373)	**61,910**	-	61,910	-
Total	**603,544**	**82,851**	**51,109**	**(8,441)**	**729,063**	**190,607**	**516,832**	**21,624**
Commission expenses								
Commissions for card operation services	(94,473)	(9,619)	(1,418)	(185)	**(105,695)**	-	(105,695)	-
Licence fees for the use of card brands	(6,679)	(620)	(51)	(10)	**(7,360)**	-	(7,360)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(11,029)	(391)	(38)	-	**(11,458)**	-	(11,458)	-
Expenses for obligations of customer loyalty and merit programmes for customer cards	(94,958)	(987)	(1)	-	**(95,946)**	-	(57,567)	(38,379)
Commissions for securities transactions	-	-	(6,186)	(2,365)	**(8,551)**	-	(8,551)	-
Office Banking	(1,985)	(125)	(272)	-	**(2,382)**	(2,382)	-	-
Interbank services	(45,210)	(1,956)	(262)	-	**(47,428)**	-	(47,428)	-
Other commissions for services received	(36,504)	(6,509)	(5,581)	5,620	**(42,974)**	-	(42,974)	-
Total	**(290,838)**	**(20,207)**	**(13,809)**	**3,060**	**(321,794)**	**(2,382)**	**(281,033)**	**(38,379)**
Total net fee and commission income and expenses	**312,706**	**62,644**	**37,300**	**(5,381)**	**407,269**	**188,225**	**235,799**	**(16,755)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 162

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

As of December 31, 2021	Segments					Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
						Total	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income								
Commissions for prepayment of loans	8,360	7,572	1,525	(1,191)	**16,266**	-	16,266	-
Commissions for loans with letters of credit	323	1	-	(13)	**311**	-	311	-
Commissions for credit lines and current account overdrafts	6,288	834	432	52	**7,606**	7,606	-	-
Commissions for guarantees and letters of credit	5,881	16,214	7,251	80	**29,426**	29,426	-	-
Commissions for card services	238,735	7,385	2,445	1,127	**249,692**	199,753	49,939	-
Commissions for account management	35,907	2,454	1,134	18	**39,513**	39,513	-	-
Commissions for collections and payments	59,130	7,619	7,542	(28,057)	**46,234**	-	27,740	18,494
Commissions for brokerage and management of securities	3,685	355	5,754	1,059	**10,853**	-	10,853	-
Remuneration for insurance brokerage and advisory services	44,100	1	3	(171)	**43,933**	-	43,933	-
Commissions for factoring services	359	418	450	2	**1,229**	-	1,229	-
Commissions for securitisations	-	-	29	-	**29**	-	29	-
Commissions for financial advice	1	2,297	12,097	(63)	**14,332**	-	14,332	-
Office Banking	12,493	4,494	836	-	**17,823**	-	17,823	-
Other remuneration for services rendered	45,278	3,306	581	13	**49,178**	-	49,178	-
Other commissions earned	48,017	9,788	4,811	7,928	**70,544**	-	70,544	-
Total	**508,557**	**62,738**	**44,890**	**(19,216)**	**596,969**	**276,298**	**302,177**	**18,494**
Commission expenses								
Commissions for card operation services	(69,756)	(5,119)	(1,034)	(509)	**(76,418)**	-	(76,418)	-
Licence fees for the use of card brands	(5,370)	(215)	15	-	**(5,570)**	-	(5,570)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(9,987)	(80)	(16)	-	**(10,083)**	-	(10,083)	-
Expenses for obligations of customer loyalty and merit programmes for customer cards	(81,610)	(621)	(3)	500	**(81,734)**	-	(65,387)	(16,347)
Commissions for securities transactions	-	-	(4,688)	(3,313)	**(8,001)**	-	(8,001)	-
Office Banking	(4,237)	73	2,049	-	**(2,115)**	-	(2,115)	-
Interbank services	(24,230)	(4,338)	(5,618)	(43)	**(34,229)**	-	(34,229)	-
Other commissions for services received	(41,588)	(2,568)	(4,472)	20,925	**(27,703)**	-	(27,703)	-
Total	**(236,778)**	**(12,868)**	**(13,767)**	**17,560**	**(245,853)**	-	**(229,506)**	**(16,347)**
Total net fee and commission income and expenses	**271,779**	**49,870**	**31,123**	**(1,656)**	**351,116**	**276,298**	**72,671**	**2,147**

Consolidated Financial Statements December 2022 / Banco Santander Chile 163

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 33 - NET FINANCIAL INCOME Includes the amount modified due to financial instruments' changes, except those attributable to interest accrued by applying the effective interest rate method of asset value adjustments and results on the sale and purchase of financial instruments. As of December 31, 2022, and 2021, the detail of the results from financial operations is as follows: As of December 31, 2021 2022 MCh$ MCh$ Results from financial assets held for trading at fair value through profit or loss (23,785) 70,001 Financial derivatives contracts (4,841) 8,139 Debt financial instruments 24 51 Other financial instruments (28,602) 78,191 Subtotal Results from financial liabilities held for trading at fair value through profit or loss - - Financial derivatives contracts - - Other financial instruments - - Subtotal - - Financial results from financial assets not held for trading mandatorily measured at fair value through profit or loss Debt financial instruments - - Other - - Subtotal Financial results from financial assets designated at fair value through profit or loss - - Debt financial instruments - - Other financial instruments - - Subtotal - - Financial results from financial liabilities designated at fair value through profit or loss Demand deposits and other demand liabilities, and Time deposits and other term equivalents - - Issued debt instruments - - Other - - Subtotal Financial results on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income 2,745 2,088 Financial assets at amortised cost 23,188 (20,173) Financial assets at fair value through other comprehensive income (3,734) 16,457 Financial liabilities at amortised cost - - Financial instruments of regulatory capital issued 22,199 (1,628) Subtotal (6,403) 76,563 Total 164 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 33 - NET FINANCIAL INCOME, continued As of December 31, 2022, and 2021, the detail of the financial results from foreign exchange, readjustments and hedge accounting of foreign currencies are as follows: As of December 31, 2021 2022 MCh$ MCh$ Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies (484,497) 260,903 Result from foreign exchange Exchange rate readjustment results - - Financial assets held for trading at fair value through profit or loss - - Non - trading financial assets mandatorily measured at fair value through profit or loss - - Financial assets designated at fair value through profit or loss - - Financial assets at fair value through other comprehensive income 18,954 1,856 Financial assets at amortised cost (159) 1,353 Other assets - - Financial liabilities at amortised cost - (760) Financial liabilities held for trading at fair value through profit or loss - - Financial liabilities designated at fair value through profit or loss - - Financial instruments of regulatory capital issued 587,976 (122,262) Net result of derivatives in foreign currency risk hedge accounting 122,274 141,090 Subtotal Financial results from reclassifying financial assets due to changes in business model From financial assets at amortised cost to financial - - assets for trading at fair value through profit or loss - - From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss - - Subtotal Other financial results from changes in financial assets and liabilities - - Financial assets at amortised cost - - Financial assets at fair value through other comprehensive income - - Financial liabilities at amortised cost - - Obligations under leasing contracts - - Financial instruments of regulatory capital issued - - Subtotal - - Other financial results from ineffective hedge accounting - - Other financial results from other hedge accounting - - Subtotal 115,871 217,653 Total 165 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES

The Consolidated Statements of Income present results from investments in companies of MCh$10,310 as of December 31, 2022 and MCh$475 as of December 31, 2021, as follows:

	Institutions' Participation		Result from investments	
	As of December 31,		As of December 31,	
	2022	2021	2022	2021
	%	%	MCh$	MCh$
Companies				
Redbanc SA	33.43	33.43	572	472
Transbank SA	25.00	25.00	6,508	(3,046)
Centro de Compensación Automatizado SA	33.33	33.33	1,567	876
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	442	344
Cámara de Compensación de Alto Valor SA	15.00	15.00	140	58
Administrador Financiero del Transantiago SA	20.00	20.00	804	437
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	109	33
Subtotal			**10,142**	**(826)**
Shares or rights in other companies				
Bladex	-	-	-	188
Trading Exchanges	-	-	168	163
Other	-	-	-	-
Subtotal			**168**	**351**
Total			**10,310**	**(475)**

For more detailed financial information on the companies, see Note 14.

Consolidated Financial Statements December 2022 / Banco Santander Chile 166

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS

The composition of the result on non-current assets and disposal groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows:

	As of December 31,	
	2022	**2021**
	MCh$	**MCh$**
Net results from assets received in payment or awarded in a judicial auction		
Results from the sale of goods received in payment or awarded in a judicial auction	6,653	13,195
Other income from assets received in lieu of payment or awarded in a judicial auction	10,989	2,536
Provisions for adjustments to the net realisable value of assets received in lieu of payment or awarded in a judicial auction	(743)	(192)
Charge-offs of assets received in payment or awarded in a judicial auction	(15,063)	(13,249)
Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction	(2,017)	(1,425)
Non-current assets held for sale and disposal group	6,404	673
Total	**6,223**	**1,538**

Consolidated Financial Statements December 2022 / Banco Santander Chile 167

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES a) Other operating income consists of the following items: As of December 31, 2021 MCh$ 2022 MCh$ Other operating income 45 141 Compensation from insurance companies for claims other than operational risk events 218 548 Income from expense recovery 1,399 4,850 Other income 1,662 5,539 Total b) Other operating expenses consist of the following items: As of December 31, 2021 MCh$ 2022 MCh$ OTHER OPERATIONAL EXPENSES (42,590) (47,214) Expenditure on insurance premiums to cover operational risk events (1,131) (4,366) Provisions for operational risk 2,389 362 Operational risk event expense recoveries (493) (1,210) Provisions for lawsuits and litigations (3,772) (3,842) Expenses from financial leasing credit operations (414) (784) Expenses for factoring credit operations (53,825) (49,252) Other operational expenses (99,836) (106,306) Total 168 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES Expenses for employee benefits as of December 31, 2022 and 2021 are as follows: As of December 31, 2021 MCh$ 2022 MCh$ 357,222 359,852 Expenses for short - term employee benefits 4,132 14,659 Expenses for long - term employee benefits 25,615 27,289 Expenses for termination of employment benefits to employees 873 849 Expenses for defined benefit post - employment plan obligations 9,833 12,159 Other human resources costs 397,675 414,808 Total 169 Consolidated Financial Statements December 2022 / Banco Santander Chile Share - based compensation (settled in cash) The Bank provides certain executives of the Bank and its affiliates a share - based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received and liabilities incurred at fair value. Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognised in the period results. Pension plan The Bank has an additional benefit available to its senior executives, consisting of a pension plan to provide them with funds for a better complementary pension upon retirement. In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following copulative conditions: a. Aimed at the Group's senior management. b. The general requirement for eligibility is to be still employed when they are 60 years old. c. The Bank will contract a mixed group insurance policy (life and savings) for each executive, the contracting party and beneficiary being the Group b. Company to which the executive belongs. Periodic contributions will be made equal to each manager's contribution to their c. voluntary contribution plan. d. The Bank will be responsible for granting the benefits directly. In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES, continued

Exceptionally, in the event of the manager's death or total or partial disability, their heirs shall be entitled to receive this benefit as the case may be.

The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company.

The Bank's entitlements under the plan as of December 31, 2022 amount to MCh$6,819 (MCh$7,201 as of December 31, 2021).

The Bank has quantified the amounts of the defined benefit obligations based on the following criteria:

Calculation method:

The projected unit credit method is used, which treats each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually.

Actuarial assumptions used:

Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were:

The assets related to the savings fund that the Bank to the Compañía de Seguros Euroamérica contributed for particular service plans are presented in the net-related commitments. The assumptions used are as follows:

	As of December 31,	
Post-Employment Plans	**2022**	**2021**
Mortality chart	RV-2014	RV-2014
Termination of contract rate	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

The movement in the year for post-employment benefits is as follows:

	As of December 31,	
	2022	**2021**
	MCh$	**MCh$**
Assets for defined post-employment benefits	6,819	7,201
Commitments for defined benefit plans		
With active personnel	(6,277)	(6,678)
Caused by inactive personnel	-	-
Minus:		
Unrecognised actuarial (gains) losses	-	-
Balances at the end of the period	**542**	**523**

Consolidated Financial Statements December 2022 / Banco Santander Chile 170

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES, continued

The annual cash flow for post-employment benefits is as follows:

	As of December 31, 2022 MCh$	As of December 31, 2021 MCh$
Fair value of plan assets		
Balance at the beginning of the year	**7,127**	**8,225**
Expected return on insurance contracts	211	640
Employer contributions	337	995
Actuarial (gains) losses	-	-
Premiums paid	-	-
Benefits paid	(856)	(2,659)
Fair value of plan assets at the end of the financial year	**6,819**	**7,201**
Present value of obligations		
Present value of the obligations at the beginning of the year	**(6,633)**	**(7,551)**
Net incorporation of companies into the Group	-	-
Current period service costs	356	873
Reduction/settlement effects	-	-
Benefits paid	-	-
Past service costs	-	-
Actuarial (gains) losses	-	-
Other movements	-	-
Present value of obligations at year-end	**(6,277)**	**(6,678)**
Net balance at year-end	**542**	**523**

Expected performance of the Plan:

	As of December 31, 2022	As of December 31, 2021
Expected rate of return on plan assets	UF+ 2.50% per year	UF+ 2.50% per year
Expected rate of return on redemption rights	UF+ 2.50% per year	UF+ 2.50% per year

Costs related to the Plan:

	As of December 31, 2022 MCh$	As of December 31, 2021 MCh$
Current period service costs	356	(873)
Interest cost	-	-
Expected return on plan assets	211	(640)
Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	**567**	**(1,513)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 171

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 38 - ADMINISTRATIVE EXPENSE As of December 31, 2022, and 2021, the composition of the item is as follows: 172 Consolidated Financial Statements December 2022 / Banco Santander Chile As of December 31, 2021 2022 MCh$ MCh$ (162,579) (180,832) General administrative expenses (3,004) (6,364) Expenses for short - term lease agreements - - Expenses for low - value leases (20) (30) Other expenses for lease obligations (22,157) (23,407) Maintenance and repair of property, plant and equipment (5,133) (5,656) Insurance premiums except to hedge operational risk events (4,755) (6,583) Office Supplies (80,615) (88,438) IT and communication expenses (4,127) (5,514) Lighting, heating, and other utilities (13,671) (16,459) Security and valuables transport services (2,715) (2,314) Representation and personnel travel expenses (834) (1,265) Judicial and notarial expenses (1,391) (1,455) Fees for review and audit of the financial statements by the external auditor - - Fees for advisory and consultancy services provided by the external auditor (135) (167) Fees for advisory and consultancy services provided by other audit firms - - Fees for securities classification (6,424) (7,917) Fees for other technical reports - (51) Fines applied by the FMC (1) - Fines applied by other bodies (17,597) (15,212) Other general administrative expenses (71,769) (82,143) Outsourced services (36,250) (41,714) Data processing (3,442) (3,197) Technology development, certification and technology testing service (105) (220) External human resources management and external staffing service - - Valuation service (8) (15) Call Centre service for sales, marketing, quality control and customer service (241) (427) External collection service (377) (525) Outsourced ATM management and maintenance services (4,395) (4,691) External cleaning service, casino, custody of files and documents, furniture and equipment storage. (368) (119) Product sales and distribution services (7,243) (5,195) External credit appraisal service (19,340) (26,040) Other outsourced services (1,539) (1,764) Board expenses (1,539) (1,692) Remuneration of the Board of Directors - (72) Other Board Expenses (26,321) (25,988) Marketing expenses (17,926) (19,492) Taxes, contributions, fees (1,893) (2,107) Real estate contributions (2,289) (2,138) Patents (5) (2) Other taxes (13,739) (15,245) Contribution to the FMC (ex - SBIF) - - Other legal charges (280,134) (310,219) Total

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 39 - DEPRECIATION AND AMORTISATION The amounts corresponding to depreciation and amortisation charges to income as of December 31, 2022 and 2021 are detailed below: As of December 31, 2021 MCh$ 2022 MCh$ (32,252) (42,377) Depreciation and amortisation Amortisation of intangible assets (49,884) (46,519) Depreciation of fixed assets (39,919) (41,097) Depreciation and amortisation of assets for rights to use leased property (122,055) (129,993) Total Depreciation and Amortisation The reconciliation between the book value and balances as of December 31, 2022 and 2021 is as follows: Depreciation and amortisation 2022 Total Right of use assets Intangible assets Fixed assets MCh$ MCh$ MCh$ MCh$ (719,201) (162,228) (199,334) (357,639) Balances as of January 1, 2022 (129,993) (41,097) (42,377) (46,519) Depreciation and amortisation charges for the year 25,828 21,940 - 3,888 Disposals and sales for the year 1,809 - (1,809) - Other (825,175) (181,385) (243,520) (400,270) Balance as of December 31, 2022 Depreciation and amortisation 2021 Total Right of use assets Intangible assets Fixed assets MCh$ MCh$ MCh$ MCh$ (637,461) (125,041) (201,997) (310,378) Balances as of January 1, 2021 (122,055) (39,919) (32,252) (49,884) Depreciation and amortisation charges for the year 40,315 3,908 34,915 1,447 Disposals and sales for the year - (1,176) - 1,176 Other (719,201) (162,228) (199,334) (357,639) Balances as of December 31, 2021 173 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 40 - IMPAIRMENT OF NON - FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of December 31, 2022 and 2021 are detailed below: As of December 31, 2022 M C h $ 2021 M C h $ Impairment of investments in companies Impairment of intangible assets Impairment of fixed assets Impairment of assets for the right to use leased assets Impairment of other assets for investment properties Impairment of other assets due to income from ordinary activities generated by contracts with customers Acquisition gain through a business combination on highly advantageous terms - - - - - - - - - - - - - - T o t a l - - As of December 31, 2022, the Bank has no impairment amounts for non - financial assets. 174 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 41 - CREDIT LOSS EXPENSE The movement as of December 31, 2022 and 2021 in credit loss expense is summarised as follows: a. The breakdown of credit loss expenses as of December 31, 2022 and 2021 is as follows: As of December 31, 2021 MCh$ 2022 MCh$ Breakdown of loan loss expense for the period (321,824) (418,066) Provisions for credit risk on loans and advances to credit institutions (137,389) (42,717) Expenditure on special provisions for credit risk 76,999 90,577 Recovery of impaired loans Impairment for credit risk on other financial assets not measured at fair value through profit or loss (5 2 1 ) (7 3 7 ) T o ta l (370,727) (382,951) . 175 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 41 - CREDIT LOSS EXPENSE, continued b. The flow of expenditure on provisions set for credit risk and expense for credit loss on loans as of December 31, 2022 and 2021 is as follows: Breakdown of expenditure on provisions established for credit risk and credit loss for the period - As of December 31, 2022 Loan provisions expenses in the period N o rm a l po r t f o l i o Evaluation 176 Consolidated Financial Statements December 2022 / Banco Santander Chile S u b st an d a r d Portfolio Evaluation N o n - p e r f o rming portfolio Evaluation S u b t o ta l Ded u c t i b le FOGAPE Covid - 19 g u a r a n t e e s T o ta l I n di v id u a l Gr o u p I n di v id u a l I n di v id u a l Gr o u p ( M C h $ ) Interbank loans (124) - (124) - - - - (124) Provision establishment 85 - 85 - - - - 85 Provision release (39) - (39) - - - - (39) Subtotal Commercial loans (274,942) - (274,942) (125,046) (101,178) (12,486) (14,224) (22,008) Provision establishment 110,840 10,863 99,977 30,936 16,463 18,349 10,633 23,596 Provision release (164,102) 10,863 (174,965) (94,110) (84,715) 5,863 (3,591) 1,588 Subtotal Mortgage loans (68,384) - (68,384) (58,486) - - (9,898) - Provision establishment 13,472 - 13,472 12,985 - - 487 - Provision release (54,912) - (54,912) (45,501) - - (9,411) - Subtotal Consumer loans (247,258) - (247,258) (192,150) - - (55,108) - Provision establishment 48,245 - 48,245 27,814 - - 20,431 - Provision release (199,013) - (199,013) (164,336) - - (34,677) - Subtotal Pr o v i s io n s f o r c r e d it ri s k on l o a n s a n d 1 , 5 4 9 ( 4 7 , 6 79 ) 5 , 8 6 3 ( 8 4 , 7 15 ) (3 0 3 , 9 4 7 ) (4 2 8 , 9 2 9 ) 10 , 8 6 3 ( 4 18 , 0 6 6 ) advances to credit institutions Recovery of impaired loans: - Interbank loans 44,862 Commercial loans 21,575 Mortgage loans 24,140 Consumer loans 90,577 Subtotal (327,489) Total

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 41 - CREDIT LOSS EXPENSE, continued

Breakdown of expenditure on provisions established for credit risk and credit loss for the period - As of December 31, 2021 (MCh$)	Loan provisions expenses in the period: Normal portfolio Evaluation Individual	Normal portfolio Evaluation Group	Substandard Portfolio Evaluation Individual	Non-performing portfolio Evaluation Individual	Non-performing portfolio Evaluation Group	Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
Interbank loans								
Provision establishment	(15)	-	-	-	-	**(15)**	-	**(15)**
Provision release	24	-	-	-	-	**24**	-	**24**
Subtotal	**9**	**-**	**-**	**-**	**-**	**9**	**-**	**9**
Commercial loans								
Provision establishment	(43,372)	(10,724)	(25,023)	(95,004)	(186,848)	**(360,971)**	(8,018)	**(368,989)**
Provision release	42,322	11,942	36,071	62,364	38,936	**191,635**	4,603	**196,238**
Subtotal	**(1,050)**	**1,218**	**11,048**	**(32,640)**	**(147,912)**	**(169,336)**	**(3,415)**	**(172,751)**
Mortgage loans								
Provision establishment	-	(3,264)	-	-	(38,097)	**(41,361)**	-	**(41,361)**
Provision release	-	6,755	-	-	2,124	**8,879**	-	**8,879**
Subtotal	**-**	**3,491**	**-**	**-**	**(35,973)**	**(32,482)**	**-**	**(32,482)**
Consumer loans								
Provision establishment	-	(52,104)	-	-	(125,105)	**(177,209)**	-	**(177,209)**
Provision release	-	6,676	-	-	53,933	**60,609**	-	**60,609**
Subtotal	**-**	**(45,428)**	**-**	**-**	**(71,172)**	**(116,600)**	**-**	**(116,600)**
Provisions for credit risk on loans and advances to credit institutions								
Recovery of impaired loans:								
Interbank loans								**-**
Commercial loans								**27,212**
Mortgage loans								**13,621**
Consumer loans								**36,166**
Subtotal								**76,999**
Total								**(244,825)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 177

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 41 - CREDIT LOSS EXPENSE, continued

The balances of Special Provisions for Credit Risk Expenses as of December 31, 2022 and 2021 are as follows:

Breakdown of special provisions for credit risk expense for the period	As of December 31, 2022 MCh$	2021 MCh$
Provision expense for contingent credits		
Interbank loans	-	-
Commercial loans	(6,976)	(5,269)
Consumer loans	(385)	25
Expense of provision expenditure for local risk for operations with debtors domiciled abroad	**(356)**	**(145)**
Expense of special provisions for loans abroad	**-**	-
Expense of additional provisions for loans		
Commercial loans	100,000	(132,000)
Mortgage loans	(7,000)	-
Consumer loans	(128,000)	-
Expense of provision for adjustments to the minimum required provision for the normal portfolio with individual evaluation	**-**	**-**
Expense of provisions established for credit risk as a result of additional prudential requirements	**-**	**-**
Total	**(42,717)**	**(137,389)**

Consolidated Financial Statements December 2022 / Banco Santander Chile 178

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS The Bank currently has no results from discontinued operations. 179 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 43 - RELATED PARTY DISCLOSURES 'Related parties' refers to the Bank as well as subsidiaries and associates, the 'key personnel' of the Bank's management (members of the Bank's Board of Directors and also the managers of Banco Santander - Chile and its affiliates, together with their close relatives), as well as entities over which the key personnel may exercise significant influence or control . Furthermore, the Bank considers the various companies comprising Santander Group worldwide to be related parties, on the understanding that they all have a common parent company, which is Banco Santander SA (based in Spain) . Article 89 of the Chilean Corporation Law, which also applies to banks, provides that any transaction with a related party must be carried out on fair terms and conditions similar to those normally prevailing in the market . Additionally, Article 84 of the General Banking Law limits credits granted to related parties and prohibits granting credits to the Bank's directors, general managers, or general representatives . The Bank's transactions with its related parties are listed below . For ease of understanding, we have divided the information into four categories : Santander Group companies This category includes entities over which the Bank, as indicated in Note 01 (b) of these Consolidated Financial Statements, exercises some degree of influence and generally corresponds to the so - called 'business support companies' . Associated companies This category includes those entities over which the Bank, as indicated in Note 01 (b) of these Consolidated Financial Statements, exercises some degree of influence and, in general, corresponds to the so - called 'business support companies' . K e y pe rs onnel This category includes the members of the Bank's Board of Directors and Directors of Banco Santander - Chile and its affiliates, together with their close relatives . Other This category includes those related parties not included in the groups described above and which generally correspond to those entities over which key personnel can exercise noteworthy influence or control . The terms for transactions with related parties are equivalent to those of transactions made under market conditions or to which the corresponding considerations in kind have been attributed . 180 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 43 - RELATED PARTY DISCLOSURES, continued

a. Loans to related parties

Credits and receivables, as well as contingent credits corresponding to related entities, are shown below:

The movement in related party loans during the financial years of 2022 and 2021 has been as follows:

	As of December 31, 2022				As of December 31, 2021			
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables:								
Commercial loans	680,624	118	3,185	280	592,992	192	2,611	219
Mortgage loans	-	-	30,479	-	-	-	20,716	-
Consumer loans	-	-	6,540	-	-	-	6,562	-
Loans and receivables	**680,624**	**118**	**40,204**	**280**	**592,992**	**192**	**29,889**	**219**
Provision for loan losses	(2,213)	(8)	(164)	(10)	(2,586)	(30)	(138)	(6)
Net loans	**678,411**	**110**	**40,040**	**270**	**590,406**	**162**	**29,751**	**213**
Guarantee	1,031	-	31,590	110	2,039	-	25,545	117
Contingent loans:								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	19,162	-	-	-	13,848	-	-	-
Transactions with contingent events	30,422	-	-	-	538	-	-	-
Contingent loans	**49,584**	-	-	-	**14,386**	-	-	-
Provisions for contingent credits	(41)	-	-	-	(32)	-	-	-
Net contingent loans	**49,543**	-	-	-	**14,354**	-	-	-

	As of December 31, 2022				As of December 31, 2021			
	Group companies (*)	Associate companies	Key personnel	Other	Group companies (*)	Associate companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1,	**607,378**	**192**	**29,889**	**219**	**356,848**	**265**	**32,498**	**993**
Loans granted	179,540	29	18,115	156	373,006	-	5,738	53
Loans paid	(56,710)	(103)	(7,800)	(95)	(122,476)	(73)	(8,347)	(827)
Total	**730,208**	**118**	**40,204**	**280**	**607,378**	**192**	**29,889**	**219**

(*) As of December 31, 2022 and December 31, 2021, loans corresponding to group companies outside the scope of consolidation amounted to MCh$27,544 and MCh$1,174, respectively.

Consolidated Financial Statements December 2022 / Banco Santander Chile 181

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 43 - RELATED PARTY DISCLOSURES, continued

b. The assets and liabilities for related party transactions as of December 31, 2022 and 2021 are as follows:

Assets and liabilities from transactions with related parties

Types of assets and liabilities held with related parties As of December 31, 2022 (MCh$)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	280,364	-	-	-
Financial assets held for trading at fair value through profit or loss				
Financial derivatives contracts	1,190,683	386,494	-	-
Other assets	676,850	287,053		
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Financial derivatives contracts	1,695,284	326,149	-	-
Financial liabilities at amortised cost				
Deposits and other demand liabilities	73,193	-	4,398	833
Time deposits and other term equivalents	10,376	-	9,442	1,102
Obligations under repurchase and securities lending agreements	64,547	-	-	18,135
Interbank borrowing	224,798	-	-	-
Debt and regulatory capital financial instruments issued	1,001,310	-	-	-
Other liabilities	267,130	325,070	-	-

Types of assets and liabilities held with related parties As of December 31, 2021 (MCh$)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	1,069,468	-	-	-
Financial assets held for trading at fair value through profit or loss				
Financial derivatives contracts	1,164,660	298,997	-	-
Other assets	1,042,852	290,507	-	-
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Financial derivatives contracts	2,083,795	224,247	-	-
Financial liabilities at amortised cost				
Deposits and other demand liabilities	16,190	2,486	4,760	1,003
Time deposits and other term equivalents	900,830	1,677	3,066	948
Obligations under repurchase and securities lending agreements	57,771	-	181	5,807
Interbank borrowing	891,014	-	-	-
Debt and regulatory capital financial instruments issued	1,176,709	-	-	-
Other liabilities	16,259	233,630	-	-

Consolidated Financial Statements December 2022 / Banco Santander Chile 182

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 43 - RELATED PARTY DISCLOSURES, continued

c. Income and expenses from related party transactions

Type of income and expenses from related party transactions as of December 31, 2022 (MCh$)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(44,196)	(13)	4,198	79
Commission and service income and expenses	157,236	86,581	261	15
Net income from financial operations and foreign exchange results (*)	(690,780)	(47,993)	(217)	27
Other operating income and expenses	1,311	(619)	-	-
Remuneration and expenses of key personnel	-	-	(40,650)	-
Administrative and other expenses	(78,435)	(82,771)	-	-

(*) Primarily relates to derivative contracts that financially cover the exchange risk of assets and liabilities that economically hedge the Bank's and its subsidiaries' positions.

Type of income and expenses from related party transactions as of December 31, 2021 (MCh$)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(24,428)	51	1,905	9
Commission and service income and expenses	134,404	25,445	202	11
Net income from financial operations and foreign exchange results (*)	(751,605)	187,300	-	-
Other operating income and expenses	552	(525)	-	-
Remuneration and expenses of key personnel	-	-	(40,020)	-
Administrative and other expenses	(66,895)	(54,953)	-	-

(*) Primarily relates to derivative contracts that financially cover the exchange risk of assets and liabilities that economically hedge the Bank's and its subsidiaries' positions.

Consolidated Financial Statements December 2022 / Banco Santander Chile 183

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 43 - RELATED PARTY DISCLOSURES, continued

d. Individual transactions in the period with related parties that are legal entities that do not correspond to normal business transactions with customers in general and where such individual transactions involve a transfer of resources, services or obligations of more than UF 2,000, per paragraph 9 of IAS 24.

As of December 31, 2022			Description of the transaction			Transactions on matching terms to those transactions with mutual independence between the parties.	Effect on the income statement		Effect on the statement of positio	
Company name	Country of residence	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions		Revenues MCh$	Expenditure MCh$	Receivables MCh$	Payabl MCh$
Banco Santander, SA	España	Group	Consulting Services	Monthly	Under contract	Yes	-	15,999	-	1,642
Santander Back-Offices Globales Mayoristas, SA	España	Group	BackOffice services	Monthly	Under contract	Yes	-	3,059	-	-
Santander Chile Holding SA	Chile	Group	Leases	Monthly	Under contract	Yes	234	-	234	-
Santander Factoring SA	Chile	Group	Leases, Custody and Portal	Monthly	Under contract	Yes	39	423	39	133
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	Under contract	Yes	60	1,019	60	523
Santander Global Facilities, SL	España	Group	Consulting services	Monthly	Under contract	Yes	-	341	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Under contract	Yes	-	4,381	-	26
Santander Global Technology and Operations Chile Limitada	Chile	Group	IT Services	Monthly	Under contract	Yes	-	258	-	-
Universia Chile, SA	Chile	Group	Institutional Services	Monthly	Under contract	Yes	8	341	8	-
Aquanima Chile SA	Chile	Group	Procurement Services	Monthly	Under contract	Yes	-	1,710	-	-
Santander Asset Management SA Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	Under contract	Yes	-	626	-	78
Zurich Santander Seguros Generales Chile SA	Chile	Group	Channel Usage Services	Monthly	Under contract	Yes	187	-	187	-
Santander Global Technology and Operations, SL Unipersonal	España	Group	IT Services	Monthly	Under contract	Yes	-	49,744	-	-
Mercury Trade Finance Solutions, SpA	Chile	Group	IT Services	Monthly	Under contract	Yes	-	256	-	-
Centro de Compensación Automatizado SA	Chile	Group	Derivatives clearing	Monthly	Under contract	Yes	-	2,184	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor SA	Chile	Group	Card Operator	Monthly	Under contract	Yes	-	632	-	-
PagoNxt Trade Services, SL	España	Group	Digital payments	Monthly	Under contract	Yes	-	284	-	-

Consolidated Financial Statements December 2022 / Banco Santander Chile 184

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 43 - RELATED PARTY DISCLOSURES, continued

As of December 31, 2021			Description of the transaction			Transactions on matching terms to those transactions with mutual independence between the parties.	Effect on the income statement		Effect on the statement of position	
Company name	Country of residence	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions		Revenues MCh$	Expenditure MCh$	Receivables MCh$	Payables MCh$
Banco Santander, SA	España	Group	Consulting Services	Monthly	Under contract	Yes	-	12,710	-	10,329
Santander Back-Offices Globales Mayoristas, SA	España	Group	BackOffice services	Monthly	Under contract	Yes	-	2,005	-	-
Santander Chile Holding SA	Chile	Group	Leases	Monthly	Under contract	Yes	211	-	-	-
Santander Factoring SA	Chile	Group	Leases, Custody and Portal	Monthly	Under contract	Yes	35	428	35	42
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	Under contract	Yes	54	917	-	79
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Under contract	Yes	-	3,910	-	60
Santander Global Technology and Operations Chile Limitada	Chile	Group	IT Services	Monthly	Under contract	Yes	-	231	-	-
Universia Chile, SA	Chile	Group	Institutional Services	Monthly	Under contract	Yes	-	274	-	65
Aquanima Chile SA	Chile	Group	Procurement Services	Monthly	Under contract	Yes	-	1,940	-	-
Santander Asset Management SA Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	Under contract	Yes	-	495	-	65
Zurich Santander Seguros Generales Chile SA	Chile	Associated	Channel Usage Services	Monthly	Under contract	Yes	188	-	188	-
Santander Global Technology and Operations, SL Unipersonal	España	Group	IT services and Ops.	Monthly	Under contract	Yes	-	41,683	-	-
Mercury Trade Finance Solutions, SpA	Chile	Group	IT Services	Monthly	Under contract	Yes	-	343	-	-
Centro de Compensación Automatizado SA	Chile	Group	Derivatives clearing	Monthly	Under contract	Yes	-	2,184	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor SA	Chile	Group	Card Operator	Monthly	Under contract	Yes	-	632	-	-

Consolidated Financial Statements December 2022 / Banco Santander Chile 185

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 43 - RELATED PARTY DISCLOSURES, continued Payments to the Board of Directors and key management personnel of the Bank and its subsidiaries. The remuneration received by key management personnel, including the members of the Bank's Board of Directors and Banco Santander - Chile's executives, are presented under the item 'Remuneration and personnel expenses' and/or 'Administrative expenses' in the Consolidated Income Statements, and corresponds to the following categories : As of December 31, 2021 MCh$ 2022 MCh$ 18,739 20,280 Remuneration of personnel 1,539 1,692 Remuneration of the Board of Directors 17,387 17,794 Bonuses or gratuities (322) (1,169) Stock - based compensation 512 6 Seniority compensation 873 849 Pension plans 108 50 Training costs 331 357 Health funds 853 791 Other personnel costs funds 40,020 40,650 Total Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries. Composition of the Board of Directors and Key Management Personnel of the Bank and its subsidiaries As of December 31, 2022 M C h $ 2021 M C h $ Directors Ma n a g er s 11 124 11 100 T o ta l 135 111 186 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or the most advantageous market for the asset or liability.

For those financial instruments for which market prices are not available, fair values have been estimated using recent transactions in similar instruments or, if absent, current values or other valuation techniques based on mathematical valuation models sufficiently validated by the international financial community. In using these models, the specific features of the asset or liability to be valued and, in particular, the different types of risks related to the asset or liability are considered.

These techniques are inherently subjective and significantly affect the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions. Therefore, the fair value of an asset or liability may not coincide exactly with the price at which the asset or liability could be delivered or settled on its valuation date and may not be justified by comparison with independent markets.

Determining the fair value of financial instruments

The following is a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of December 31, 2022 and 2021 and January 31, 2021:

	As of December 31, 2022		2021		As of January 1, 2021	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets						
Financial assets held for trading at fair value through profit or loss	**11,827,006**	**11,827,006**	**9,567,818**	**9,567,818**	**8,798,538**	**8,798,538**
Financial derivatives contracts	11,672,960	11,672,960	9,494,471	9,494,471	8,664,820	8,664,820
Debt financial instruments	154,046	154,046	73,347	73,347	133,718	133,718
Financial assets at fair value through other comprehensive income	**6,023,039**	**6,023,039**	**5,900,796**	**5,900,796**	**7,229,639**	**7,229,639**
Debt financial instruments	5,880,733	5,880,733	5,801,378	5,801,378	7,160,325	7,160,325
Other financial instruments	142,306	142,306	99,418	99,418	69,314	69,314
Financial derivative contracts for hedge accounting	**477,762**	**477,762**	**629,136**	**629,136**	**367,265**	**367,265**
Debt financial instruments at amortised cost	**43,596,957**	**43,838,759**	**40,262,257**	**40,004,208**	**33,364,443**	**36,990,699**
Debt financial instruments	4,867,591	4,496,503	4,691,730	4,249,697	-	-
Interbank loans and receivables from customers	38,729,366	39,342,256	35,570,527	35,754,511	33,364,443	36,990,699
Guarantees provided for derivative financial transactions	**2,442,325**	**2,442,325**	**1,988,410**	**1,988,410**	**596,555**	**596,555**

Consolidated Financial Statements December 2022 / Banco Santander Chile 187

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	As of December 31,				As of January 1,	
	2022		2021		2021	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities						
Financial liabilities held for trading at fair value through profit or loss	**11,319,320**	**11,319,320**	**9,507,031**	**9,507,031**	**8,569,523**	**8,569,523**
Financial derivatives contracts	11,319,320	11,319,320	9,507,031	9,507,031	8,569,523	8,569,523
Financial derivative contracts for hedge accounting	2,788,794	2,788,794	**1,364,210**	**1,364,210**	**449,137**	**449,137**
Financial liabilities at amortised cost	**45,712,785**	**45,051,218**	**45,438,543**	**45,154,046**	**39,859,778**	**41,637,904**
Deposits and other demand liabilities	14,086,226	14,086,226	17,900,938	17,688,878	14,560,893	14,827,366
Time deposits and other term equivalents	12,978,790	13,117,554	10,131,055	10,011,039	10,581,791	10,775,444
Interbank borrowing	8,864,765	8,223,783	8,826,583	8,722,020	6,328,599	6,444,416
Debt and regulatory capital financial instruments issued	9,490,009	9,330,660	8,397,060	8,545,959	8,204,177	9,379,945
Other financial liabilities	292,995	292,995	182,907	186,150	184,318	210,733
Guarantees received for financial derivative transactions	1,017,968	1,017,968	857,679	857,679	624,205	624,205

Consolidated Financial Statements December 2022 / Banco Santander Chile 188

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The fair value approximates the book value of the following items, due to their short - term nature, for the following cases : cash and bank deposits, cash items in collection process and securities lending and repurchase agreements . Furthermore, the fair value estimates presented above are not intended to estimate the value of the Bank's profits generated by its business or future activities . They, therefore, do not represent the value of the Bank as a going concern . The methods used to estimate the fair value of financial instruments are detailed below . a. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments . Investments are valued at carrying value (recorded) as they are not considered to have a fair value significantly different from their historical one . To estimate the fair value of debt investments, the variables and additional elements (where applicable) were considered, including the estimated prepayment rates and the credit risk of the issuers . b. Interbank loans and receivables from customers The fair value of commercial loans, mortgage loans, credit cards and consumer loans are measured using discounted cash flow analysis . For this purpose, prevailing market interest rates are used regarding the product, term, amount and similar credit quality . The fair value of loans overdue by 90 days or more is measured using the market value of the associated collateral, discounted at the expected realisation rate and term . The estimated fair value is based on the book value for variable - rate loans whose interest rates frequently change (monthly or quarterly) and are not subject to any significant change in credit risk . c. Deposits and other demand obligations The disclosed fair value of non - interest bearing deposits and savings accounts is the amount payable at the reporting date and equal to the book value . The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates offered to a schedule of monthly maturities expected in the market . d. Short and long - term issued debt instruments The fair value of these financial instruments is calculated using a discounted cash flow analysis based on the current incremental lending rates for similar loan types with similar maturities . e. Financial derivatives and hedge accounting contracts The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics . The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13 . If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black - Scholes, Hull and Monte Carlo simulations and considering relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable . Fair value measurement and hierarchy IFRS 13 'Fair Value Measurement' establishes a fair value hierarchy, which segregates the valuation technique's inputs and/or assumptions used to measure the fair value of financial instruments . The hierarchy prioritises unadjusted quoted prices in active markets for identical assets or liabilities (level 1 ) . The lowest priority is given to measures involving significant unobservable inputs or inputs (level 3 measures) . The three levels of the fair value hierarchy are as follows : 189 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

- Level 1: inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities that the Bank can access at the measurement date.

- Level 2: inputs other than quoted prices included in Level 1, which can be observed directly or indirectly for assets or liabilities.

- Level 3: unobservable input data for the asset or liability.

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, considering the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties.

In cases in which quotes cannot be observed, management makes its best estimate of the price that the market would set using its internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to estimate it, including extrapolating observable market data.

Financial instruments at fair value and determined by published quotations in active markets (Level 1) comprise:

- Chilean Government and Treasury bonds
- Mutual Funds

If the instruments are not 100% market observable, the price is a function of other market observable prices (Level 2). The following financial instruments are classified in level 2:

Type of financial instrument	Valuation model used	Description
· Mortgage and private bonds	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.
· Time deposits	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.
· Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives.
· FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilities are then used to value the options.
· Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to estimate this, including extrapolating observable market data or a mix of observable data.

Consolidated Financial Statements December 2022 / Banco Santander Chile 190

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following financial instruments are classified at level 3: The Bank estimates that any changes in the unobservable inputs for instruments classified as level 3 would not result in significant differences in the fair value measurement. The following table presents the assets and liabilities that are measured at fair value constantly: Fair value measurements As of December 31, 20 2 2 M C h $ L e ve l 1 M C h $ L e ve l 2 MCh$ L e ve l 3 MCh$ Assets Financial assets held for trading at fair value through profit or loss 11,827,006 15 4 , 0 4 6 11,672,922 38 38 11,672,922 - 11,672,960 Financial derivatives contracts - - 154,046 154,046 Debt financial instruments Financial assets at fair value through other comprehensive income 6,023,039 5,870,407 9 , 8 9 4 14 2 , 7 3 8 432 9,894 5,870,407 5,880,733 Debt financial instruments 142,306 - - 142,306 Other financial instruments - 477,762 - 477,762 Financial derivative contracts for hedge accounting - 2,442,327 - 2,442,327 Guarantee money deposits 142,776 14,602,905 6,024,453 20,770,134 Total Liabilities Financial liabilities held for trading at fair value through profit or loss 11,319,320 - 11,319,320 - - 11,319,320 - 11,319,320 Financial derivatives contracts - 2,788,794 - 2,788,794 Financial derivative contracts for hedge accounting - 1,017,967 - 1,017,967 Guarantees for threshold operations - 15,126,081 - 15,126,081 Total Type of fi n a n c ial i n s t r u m e n t Va l u a ti o n m od e l used Desc r i p ti o n Caps/Floors/Swaptions Black Normal model for Cap/Floors and Swaptions There is no observable input of implied volatility. B l a ck - S ch o l e s There is no observable input of implied volatility. Hul l - W h i te Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility. I m p li c i t F o r w a r d Ra te Agreement (FRA) Start Fwd is unsupported by Murex (platform) due to the UF forward estimate. CCS, IRS, CMS in Active Bank Rate (TAB) Present value of cash flows Valuation obtained using yield curve interpolating to maturity of flows . Nevertheless, TAB is not a directly observable variable nor correlated to any market input . Present value of cash flows Valuation using prices of instruments with similar characteristics plus a liquidity charge - off rate. Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives. CCS (maturities over 25 years) Present value of cash flows Recognition bonds Spread over risk - free Valuation by the stochastic dynamic model to obtain the discount rate. Receivables accounts valued at fair value Present value of cash flows Measured by discounting the estimated cash flow using the interest rate of the new contracts. 191 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value measurements As of December 31, 20 2 1 M C h $ L e ve l 1 M C h $ L e ve l 2 MCh$ L e ve l 3 MCh$ Assets Financial assets held for trading at fair value through profit or loss 9,567,818 73 , 34 7 9,491,975 2 , 4 9 6 2,496 9,491,975 - 9,494,471 Financial derivatives contracts - - 73,347 73,347 Debt financial instruments Financial assets at fair value through other comprehensive income 5,900,796 5,787,289 13 , 53 4 99 , 97 3 555 13,534 5,787,289 5,801,378 Debt financial instruments 99,418 - 99,418 Other financial instruments - 629,136 - 629,136 Financial derivative contracts for hedge accounting - 1,988,410 - 1,988,410 Guarantee money deposits 102,469 12,123,055 5,860,636 18,086,160 Total Liabilities Financial liabilities held for trading at fair value through profit or loss 9,507,031 - 9,507,031 - - 9,507,031 - 9,507,031 Financial derivatives contracts - 1,364,210 - 1,364,210 Financial derivative contracts for hedge accounting - 857,679 - 857,679 Guarantees for threshold operations - 11,728,920 - 11,728,920 Total Fair value measurements As of January 1, 20 2 1 M C h $ L e ve l 1 M C h $ L e ve l 2 MCh$ L e ve l 3 MCh$ Assets Financial assets held for trading at fair value through profit or loss 192 Consolidated Financial Statements December 2022 / Banco Santander Chile 8,798,538 13 2 , 2 4 6 8,658,691 7 , 6 0 1 7,601 8,657,219 - 8,664,820 Financial derivatives contracts - 1,472 132,246 133,718 Debt financial instruments Financial assets at fair value through other comprehensive income 7,229,639 7,143,068 16 , 73 1 69 , 84 0 526 16,731 7,143,068 7,160,325 Debt financial instruments 69,314 - - 69,314 Other financial instruments - 367,265 - 367,265 Financial derivative contracts for hedge accounting - 596,555 - 596,555 Guarantee money deposits 77,441 9,639,242 7,275,314 16,991,997 Total Liabilities Financial liabilities held for trading at fair value through profit or loss 8,569,523 - 8,566,763 2 , 7 6 0 2,760 8,566,763 - 8,569,523 Financial derivatives contracts - 449,137 - 449,137 Financial derivative contracts for hedge accounting - 624,205 - 624,205 Guarantees for threshold operations 2,760 9,640,105 - 9,642,865 Total

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following tables present assets and liabilities that are not measured at fair value repeatedly in the consolidated statement of financial position: Fair value measurements - - - - L e ve l 3 MCh$ L e ve l 2 MCh$ L e ve l 1 M C h $ 2022 MCh$ As of December 31, Assets Debt financial instruments at amortised cost - 4,496,503 4,496,503 Debt financial instruments 39,342,256 - 39,342,256 Interbank loans and receivables from customers 39,342,256 4,496,503 43,838,759 Total Liabilities Financial liabilities at amortised cost 14,086,226 - 14,086,226 Deposits and other demand liabilities - - 13 , 11 7 , 5 5 4 13,117,554 Time deposits and other term equivalents - - 8 , 2 23 , 7 8 3 8,223,783 Interbank borrowing - - 9 , 3 30 , 6 6 0 9,330,660 Debt and regulatory capital financial instruments issued - - 29 2 , 9 9 5 292,995 Other financial liabilities 14,086,226 - 30 , 96 4 , 9 9 2 45,051,218 Total Fair value measurements - - - - L e ve l 3 MCh$ L e ve l 2 MCh$ L e ve l 1 M C h $ 2021 MCh$ As of December 31, Assets Debt financial instruments at amortised cost - 4,249,697 4,249,697 Debt financial instruments 35,754,511 - 35,754,511 Interbank loans and receivables from customers 35,754,511 4,249,697 40,004,208 Total Liabilities Financial liabilities at amortised cost 17,688,878 - 17,688,878 Deposits and other demand liabilities - 10,011,039 - 10,011,039 Time deposits and other term equivalents - 8,722,020 - 8,722,020 Interbank borrowing - 8,545,959 - 8,545,959 Debt and regulatory capital financial instruments issued - 186,150 - 186,150 Other financial liabilities 17,688,878 27,465,168 - 45,154,046 Total Fair value measurements L e ve l 3 MCh$ L e ve l 2 MCh$ L e ve l 1 M C h $ 2021 MCh$ As of January 1, Assets Debt financial instruments at amortised cost 36,990,699 - - - - - 36 , 99 0 , 6 9 9 Debt financial instruments Interbank loans and receivables from customers 36,990,699 - - 36,990,699 Total Liabilities Financial liabilities at amortised cost 14,827,366 - - 14,827,366 Deposits and other demand liabilities - - 10,775,444 10,775,444 Time deposits and other term equivalents - - 6,444,416 6,444,416 Interbank borrowing - - 9,379,945 9,379,945 Debt financial instruments issued - - 210,733 210,733 Other financial liabilities 14,827,366 - 26,810,538 41,637,904 Total 193 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The fair value of other assets and other liabilities approximates its book value. The methods and assumptions for estimating fair value are defined below: - Loans and amounts owed by credit institutions and by customers : Fair value is estimated for groups of loans with similar characteristics . The fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts . First, the future cash flow of the current loan portfolio is estimated using contractual rates . Then the new loans distributed over the risk - free interest rate are incorporated into the (risk - free) yield curve to calculate the loan portfolio at fair value . Regarding behavioural assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, resulting in a more realistic future cash flow. - Deposit and Bank Borrowings : The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and prevailing market rates for instruments with similar maturities . The book value was considered to approximate the fair value for variable - rate deposits . - Debt instruments issued and other financial obligations : The fair value of long - term borrowings was estimated using the discounted cash flow to the interest rate presented in the market with similar terms and maturities . The valuation techniques used to estimate each level are defined in Note 2. There were no transfers between Tiers 1 and 2 for the year ended on December 31, 2022 and 2021. The following table presents the Bank's activity for assets and liabilities measured at fair value repeatedly using significant unobserved inputs (level 3) as of December 31, 2022 and December 31, 2021: As s e t s MCh$ L i a b i l i t i e s MCh$ As of January 1, 2022 10 0 , 8 1 4 - 13 9 , 8 4 8 (123) Total realised and unrealised profit (loss): Included in profit Included in comprehensive income Acquisitions, issues and placements (net) Level transfers - - - - - - As of December 31, 2022 14 2 , 7 7 6 - Total profit or loss included in profit or loss as of December 31, 2022 attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2021 13 9 , 7 2 5 - 194 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued As s e t s MCh$ L i a b i l i t i e s MCh$ As of January 1, 2021 8 , 1 2 7 2 , 7 6 0 Total realised and unrealised profit (loss): Included in profit Included in comprehensive income Acquisitions, issues and placements (net) Level transfers (4 , 71 1 ) 29 97,763 (394) - - - (2 , 76 0 ) As of December 31, 2021 10 0 , 8 1 4 - Total profit or loss included results as of December 31, 2021 attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2020 92 , 68 7 (2 , 76 0 ) The quarterly Local Risk Factor Internal Committee reviews the cases in which transfers are to be made between the different levels . During the year 2021 the Committee decided to reclassify instruments from level 3 to level 2 . Realised and unrealised profit (loss) included in results as of December 31 , 2022 on assets and liabilities measured at fair value regularly through significant unobservable inputs (Level 3 ) are recorded in the Consolidated Income Statements under 'Net income from financial operations' . The potential effect as of December 31 , 2022 and 2021 on the continuous valuation of assets and liabilities measured at fair value through significant unobservable inputs (Level 3 ) – which stem from a change in key assumptions in case using other reasonably possible assumptions is more or less favourable than those used — is not considered significant to the Bank . The following tables show the financial instruments subject to compensation according to IAS 32 for 2022 and 2021 : Linked financial instruments offset on the balance sheet As of December 31, 2022 195 Consolidated Financial Statements December 2022 / Banco Santander Chile Gross im po r t s A m o u n t s o f f s e t on the balance sheet Net amount p r e s e n t e d i n the balance sheet Residuals of financial instruments that are not l i n ke d a n d / o r Amount in the st a te m e n t of financial position not subject to compensation MCh$ MCh$ MCh$ MCh$ MCh$ Assets 12,150,722 1,870,431 - 10,280,291 10,280,291 Financial derivatives contracts and hedge accounting (*) - 37,692, 8 40 - 37,692, 8 40 - - - - - - Repurchase and securities lending contracts Interbank loans and receivables from customers 49,843,562 39,563,271 - 10,280,291 10,280,291 Total Liabilities 14,108,114 2,742,833 - 11,365,281 11,365,281 Financial derivatives contracts and hedge accounting (*) 315,355 - - 315,355 315,355 Repurchase and securities lending contracts 35,929,781 35,929,781 - - - Deposits and obligations with banks 50,353,250 38,672,614 - 11,680,636 11,680,636 Total (*) These items include guarantees of MCh$1,695,431 and MCh$746,729 for derivative assets and liabilities, respectively.

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31, 2021	Linked financial instruments offset on the balance sheet				
	Gross imports	Amounts offset on the balance sheet	Net amount presented in the balance sheet	Residuals of financial instruments that are not linked and/or not subject to compensation	Amount in the statement of financial position
	MCh$	MCh$	MCh$	MCh$	MCh$
Assets					
Financial derivatives contracts and hedge accounting (*)	8,976,617	-	**8,976,617**	1,146,990	**10,123,607**
Repurchase and securities lending contracts	-	-	**-**	-	**-**
Interbank loans and receivables from customers	-	-	**-**	35,676,007	**35,676,007**
Total	**8,976,617**	**-**	**8,976,617**	**36,822,997**	**45,799,614**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	8,730,066	-	**8,730,066**	2,141,175	**10,871,241**
Repurchase and securities lending contracts	86,634	-	**86,634**	-	**86,634**
Deposits and obligations with banks	-	-	**-**	36,858,576	**36,858,576**
Total	**8,816,700**	**-**	**8,816,700**	**38,999,751**	**47,816,451**

(*) These items include guarantees of MCh$ 882,398 and MCh$ 999,425 for derivative assets and liabilities, respectively.

As of January 1, 2021	Linked financial instruments offset on the balance sheet				
	Gross imports	Amounts offset on the balance sheet	Net amount presented in the balance sheet	Residuals of financial instruments that are not linked and/or not subject to compensation	Amount in the statement of financial position
	MCh$	MCh$	MCh$	MCh$	MCh$
Assets					
Financial derivatives contracts and hedge accounting (*)	8,976,617	-	**8,976,617**	1,146,990	**10,123,607**
Repurchase and securities lending contracts	-	-	**-**	-	**-**
Interbank loans and receivables from customers	-	-	**-**	35,676,007	**35,676,007**
Total	**8,976,617**	**-**	**8,976,617**	**36,822,997**	**45,799,614**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	8,730,066	-	**8,730,066**	2,141,175	**10,871,241**
Repurchase and securities lending contracts	86,634	-	**86,634**	-	**86,634**
Deposits and obligations with banks	-	-	**-**	36,858,576	**36,858,576**
Total	**8,816,700**	**-**	**8,816,700**	**38,999,751**	**47,816,451**

(*) These items include guarantees of MCh$191,802 and MCh$96,263 for derivative assets and liabilities, respectively.

Consolidated Financial Statements December 2022 / Banco Santander Chile 196

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

To reduce the credit exposure on its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, setting out the terms and conditions under which they operate. In general terms, collateral (received/delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Financial derivative contracts are listed below, according to their collateral agreement:

Financial derivatives contracts and hedge accounting	As of December 31, 2022		As of December 31, 2021		As of January 1, 2021	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative contracts with a zero threshold collateral agreement	8,177,074	9,588,768	8,696,994	9,280,079	8,127,263	7,900,539
Derivative contracts with non-zero threshold collateral agreement	440,091	536,318	1,124,413	906,479	471,529	606,661
Derivative contracts without collateral agreement	3,533,557	3,983,028	302,200	684,683	433,293	511,460
Total financial derivatives	**12,150,722**	**14,108,114**	**10,123,607**	**10,871,241**	**9,032,085**	**9,018,660**

Consolidated Financial Statements December 2022 / Banco Santander Chile 197

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES

As of December 31, 2022, and 2021, the detail of the maturity of financial assets and liabilities according to their remaining maturities is as follows:

As of December 31, 2022	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial assets								
Cash and bank deposits	1,982,942	-	-	-	-	-	-	**1,982,942**
Cash in collection process	843,816	-	-	-	-	-	-	**843,816**
Debt instruments at fair value with changes in income	-	1	114,165	70	3,880	23,277	12,653	**154,046**
Debt instruments at fair value with changes in other comprehensive income	-	2,617,251	744,182	68,973	2,167	559,210	1,888,950	**5,880,733**
Financial derivative contracts and hedge accounting	-	734,755	570,803	1,499,473	3,396,062	2,026,248	3,923,382	**12,150,723**
Rights under repurchase and securities lending agreements	-	-	-	-	-	-	-	**-**
Debt financial instruments at amortised cost (1)	-	-	96,326	-	2,545,919	2,225,346	-	**4,867,591**
Interbank loans (2)	-	32,955	-	-	-	-	-	**32,955**
Loans and receivables from customers (3)	713,513	3,402,788	2,980,575	5,158,378	7,943,135	4,431,396	14,066,625	**38,696,410**
Guarantee money deposits	2,442,327	-	-	-	-	-	-	**2,442,327**
Total financial assets	**5,981,887**	**6,787,750**	**4,506,051**	**6,726,894**	**13,891,163**	**9,265,477**	**19,891,610**	**67,050,832**

As of December 31, 2022	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial liabilities								
Cash in collection process	746,872	-	-	-	-	-	-	**746,872**
Financial derivative contracts and hedge accounting	-	67,236	151,948	2,541,236	4,686,662	2,415,134	4,245,898	**14,108,114**
Deposits and other demand liabilities	14,086,226	-	-	-	-	-	-	**14,086,226**
Time deposits and other term equivalents	234,170	12,712,880	5,806	-	25,934	-	-	**12,978,790**
Obligations under repurchase and securities lending agreements	-	211,730	103,516	109	-	-	-	**315,355**
Interbank borrowing	24,667	149,482	818,030	2,288,492	5,584,094	-	-	**8,864,765**
Debt and regulatory capital financial instruments issued	-	92,205	62,084	334,107	2,809,572	1,715,753	4,272,288	**9,490,009**
Other financial liabilities	-	292,756	-	-	142	97	-	**292,995**
Obligations under leasing contracts	-	-	-	25,902	46,955	32,785	31,447	**137,089**
Guarantee money deposits	1,017,968	-	-	-	-	-	-	**1,017,968**
Total financial liabilities	**16,109,903**	**13,530,289**	**1,141,384**	**5,189,846**	**13,153,359**	**4,163,769**	**8,749,633**	**62,038,183**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is MCh$894.
(3) Amounts due from banks are presented on a gross basis; the amount of the provision is MCh$36.
(4) Loans and receivables are presented on a gross basis; the amount of provisions is MCh$1,036,525.

Consolidated Financial Statements December 2022 / Banco Santander Chile 198

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2021	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial assets								
Cash and bank deposits	2,881,558	-	-	-	-	-	-	**2,881,558**
Cash in collection process	390,271	-	-	-	-	-	-	**390,271**
Debt instruments at fair value with changes in income	-	698	67	-	24,341	38,644	9,597	**73,347**
Debt instruments at fair value with changes in other comprehensive income	-	3,259,823	90	309,831	89,127	306,049	1,838,219	**5,803,139**
Financial derivative contracts and hedge accounting	-	186,546	318,606	1,185,220	2,222,851	2,172,208	4,038,176	**10,123,607**
Rights under repurchase and securities lending agreements	-	-	-	-	-	-	-	-
Debt financial instruments at amortised cost (1)	-	-	-	401,086	3,979,594	-	-	**4,380,680**
Interbank loans (2)	-	407	21	-	-	-	-	**428**
Loans and receivables from customers (3)	194,086	1,562,696	1,695,130	3,792,426	5,146,156	697,335	23,546,511	**36,634,340**
Guarantee money deposits	1,988,410	-	-	-	-	-	-	**1,988,410**
Total financial assets	**5,454,325**	**5,010,170**	**2,013,914**	**5,688,563**	**11,462,069**	**3,214,236**	**29,432,503**	**62,275,780**

As of December 31, 2021	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial liabilities								
Cash in collection process	379,934	-	-	-	-	-	-	**379,934**
Financial derivative contracts and hedge accounting	-	195,808	348,382	987,403	2,948,206	2,294,608	4,096,834	**10,871,241**
Deposits and other demand liabilities	17,900,938	-	-	-	-	-	-	**17,900,938**
Time deposits and other term equivalents	204,548	5,211,798	2,642,651	1,902,664	108,510	39,728	21,156	**10,131,055**
Obligations under repurchase and securities lending agreements	-	86,634	-	-	-	-	-	**86,634**
Interbank borrowing	100,135	218,528	606,255	2,290,225	5,611,440	-	-	**8,826,583**
Debt and regulatory capital financial instruments issued	-	7,375	289,466	871,447	1,819,637	2,368,118	333,465	**8,989,508**
Other financial liabilities	182,442	69	101	34	101	115	45	**182,907**
Obligations under leasing contracts	-	-	-	23,391	45,121	35,248	36,035	**139,795**
Guarantee money deposits	857,679	-	-	-	-	-	-	**857,679**
Total financial liabilities	**19,625,676**	**5,720,212**	**3,886,855**	**6,075,164**	**10,533,015**	**4,737,817**	**7,787,535**	**58,366,274**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is MCh$710.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is MCh$0.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is MCh$958,769.

Consolidated Financial Statements December 2022 / Banco Santander Chile 199

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of January 1, 2021	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial assets								
Cash and bank deposits	2,803,288	-	-	-	-	-	-	**2,803,288**
Cash in collection process	452,963	-	-	-	-	-	-	**452,963**
Debt instruments at fair value with effect on income	-	680	2,630	499	633	18,257	111,019	**133,718**
Debt financial instruments to OCI	-	1,006,983	493	188,977	205,150	2,378,752	3,382,187	**7,162,542**
Financial derivative contracts and hedge accounting	-	385,231	401,486	795,881	1,723,334	1,692,142	4,034,011	**9,032,085**
Rights under repurchase and securities lending agreements	-	-	-	-	-	-	-	**-**
Debt financial instruments at amortised cost (1)	-	-	-	-	-	-	-	**-**
Interbank loans (2)	-	12,969	5,961	-	-	-	-	**18,930**
Loans and receivables from customers (3)	170,214	1,233,302	1,437,698	3,670,246	3,659,994	308,651	23,910,135	**34,390,240**
Guarantee money deposits	608,359	-	-	-	-	-	-	**608,359**
Total financial assets	**4,034,824**	**2,639,165**	**1,848,268**	**4,655,603**	**5,589,111**	**4,397,802**	**31,437,352**	**54,602,125**

As of January 1, 2021	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial liabilities								
Cash in collection process	361,631	-	-	-	-	-	-	**361,631**
Financial derivative contracts and hedge accounting	-	386,690	445,376	931,358	1,552,482	1,708,509	3,994,245	**9,018,660**
Deposits and other demand liabilities	14,560,893	-	-	-	-	-	-	**14,560,893**
Time deposits and other term equivalents	159,918	5,843,682	2,912,985	1,434,246	163,053	44,384	23,523	**10,581,791**
Obligations under repurchase and securities lending agreements	-	969,808	-	-	-	-	-	**969,808**
Interbank borrowing	16,832	238,414	222,992	855,434	1,140,426	3,854,501	-	**6,328,599**
Debt and regulatory capital financial instruments issued	-	344,732	447,117	343,156	1,813,341	2,499,560	2,756,271	**8,204,177**
Other financial liabilities	144,478	38,148	1,375	27	89	105	96	**184,318**
Obligations under leasing contracts	-	-	-	25,526	44,933	35,679	43,447	**149,585**
Guarantee money deposits	-	-	-	-	-	-	-	-
Cash in collection process	624,205	-	-	-	-	-	-	**624,205**
Total financial liabilities	**15,867,957**	**7,821,474**	**4,029,845**	**3,589,747**	**4,714,324**	**8,142,738**	**6,817,582**	**50,983,667**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is MCh$0.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is MCh$9.
(3) Loans and receivables at amortised cost are presented gross; the amount of provisions is MCh$ 958,429.

Consolidated Financial Statements December 2022 / Banco Santander Chile 200

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended on December 31, 2022 and 2021.

	As of December 31, 2022										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets	33,409,175	23,698,931	111,018	6,305,859	150,370	15,804	3,181	17,849	117	-	3,403
Non-financial assets	1,921,828	186,188	12	2,338,517	1,506	34	809	-	-	-	3
TOTAL ASSETS	35,331,003	23,885,119	111,030	8,644,376	151,876	15,838	3,990	17,849	117	-	3,406
Financial liabilities	41,492,839	7,805,156	1	10,209,855	440,062	1,267	710,381	225,558	7	-	135,089
Non-financial liabilities	1,856,448	44,426	42	1,001,061	918	18	1,433	144	1	-	1,526
TOTAL LIABILITIES	43,349,287	7,849,582	43	11,210,916	440,980	1,285	711,814	225,702	8	-	136,615

	As of December 31, 2021										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets	37,389,591	21,405,317	125,536	1,453,389	233,341	1,012	1,935	7,924	11,913	-	7,628
Non-financial assets	953,160	-	168	1,638,194	125,555	97	-		25	-	280,292
TOTAL ASSETS	38,342,751	21,405,317	125,704	3,091,583	358,896	1,109	1,935	7,924	11,938	-	287,920
Financial liabilities	40,103,320	5,535,745	11	11,055,316	408,157	1,087	860,050	243,274	11,936	-	147,398
Non-financial liabilities	575,070	39,219	-	909,273	13,033	23	884	193	3	-	1,808
TOTAL LIABILITIES	40,678,390	5,574,964	11	11,964,589	421,190	1,110	860,934	243,467	11,939	-	149,206

The fair value of derivative instruments is shown in Chilean Peso currency and the notional amount is not included.

Consolidated Financial Statements December 2022 / Banco Santander Chile 201

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING General information The Bank has a solid risk culture, which defines how risks are understood and managed, based on the principle that all employees are responsible for their management. Therefore, their classification is fundamental for their effective control. In this respect, the Bank has established the following key risks in its corporate framework: Credit risk: the risk that one party to a financial instrument contract will fail to meet its contractual obligations because of the insolvency or incapacity of the natural or legal persons and will cause the other party to incur a financial loss. Market risks: arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: - Foreign exchange risk arises from changes in the exchange rate between currencies. - Fair value interest rate risk arises from changes in market interest rates. - Price risk arises from changes in market prices, either due to factors specific to the instrument itself or factors affecting all instruments traded in the market. - Inflation risk arises due to changes in inflationary indices in Chile, which would apply mainly to financial instruments denominated in UF. Liquidity risk: it is the possibility that an entity may be unable to meet its payment commitments or that to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation. Operational risk: it refers to risk arising from human error, systems error, fraud or external events which could cause the Bank reputational loss, have legal or regulatory implications or cause financial loss. Capital risk : it is the risk that the Bank has insufficient capital quantity and/or quality to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may emerge per its strategic plan . Banco Santander's risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best practices. They are: 1. A strong risk culture that all employees follow covers all risks and promotes socially responsible management, contributing to the Bank's long - term sustainability. 2. All employees are responsible for risk management and must know and understand the risks generated by their daily activities. They must avoid taking risks whose impact is unknown or exceeds the Bank's risk appetite limits. 3. Involvement of senior management in ensuring consistent risk management and control through their conduct, actions, and communications . This body promotes the risk culture, assessing its degree of implementation and monitoring that the profile remains within the levels defined in the Bank's risk appetite . 4. Independence of risk management and control functions. 5. Proactive and comprehensive risk management and control approach across all businesses and risk types. 6. Proper and comprehensive information management enables risks to be identified, assessed, managed and communicated appropriately at the appropriate levels. These principles, together with several interconnected tools and processes of the strategy, such as the risk appetite, risk profile assessment, scenario analysis, risk reporting structure, and annual budget processes, all articulate a holistic control structure for the entire Bank. 202 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Risk governance The Bank has a robust risk governance structure that pursues effective control of the risk profile, consistent with the appetite defined by the Board and based on the distribution of roles among the three lines of defence and a strong committee structure, which is reinforced by the Risk Pro culture that permeates the entire organisation . The Bank's three lines of defence model aim to ensure effective risk management and control : First line Business lines and all other risk - creating functions are the first lines of defence. These functions must ensure their risks align with the approved risk appetite and corresponding limits. Any unit that originates risk has primary responsibility for managing said risk. S ec ond l ine The Risk and Compliance and Conduct functions . Its role is to independently monitor and challenge the risk management activities of the first line of defence . These functions ensure risk management under the appetite defined by the Board and promote a strong risk culture throughout the organisation . Third line The Internal Audit function regularly assesses that policies, methodologies, and procedures are adequate and effectively implemented in managing and controlling all risks. Risk committee structure The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure. It has a corporate governance system aligned with local regulations and international best practices. For proper functioning, the Bank has several key high - level committees, each of which is composed of directors and executive members of Santander's management: A. Comprehensive Risk Committee (CIR) The Board's Comprehensive Risk Committee is the body responsible for advising the Board on the definition of the risk appetite that the business areas may assume and supervising the correct identification, measurement, and control of all risks that may affect the Bank . In addition, this committee acts as a governance body through which the Board oversees the reasonableness of risk measurement and control systems . The Board of Directors has delegated responsibility for credit risk management to the Bank's Comprehensive Risk Committee (CIR) and the Bank's Risk Division . B. Directors and Audit Committee The main responsibility of this Committee is to support the Board of Directors in the ongoing improvement of internal control, which includes reviewing the work of the external auditors and the Internal Audit Department and overseeing the process of generating the financial statements . The Committee is also responsible for analysing the observations made by the regulatory bodies of the Chilean financial system on the Bank and recommending measures to be taken by management . The external auditors are recommended by this Committee to the Board of Directors and appointed by the shareholders at the annual meeting . C. Asset - Liability Committee (ALCO) ALCO's main functions are monitoring and controlling structural balance sheet risks, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity. Furthermore, a review of developments in the most relevant local and international monetary markets and policies. D. Market Committee The Market Committee is responsible for establishing the Bank's policies, procedures, and limits regarding its trading portfolio, making estimates of domestic and international economic conditions that can be used for position - taking. Review of the results of the Bank's customer treasury business. 203 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued E. Risk Division The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO), reporting directly to the General Manager (in conjunction with the Comprehensive Risk Committee) . The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks . The areas of credit risk, market risk (including liquidity and structural), operational risk, strategic risk, model risk, compliance risk and reputational risk report to this division . CREDIT RISK Credit risk is the risk that one party to a financial instrument contract will fail to meet its contractual obligations due to the insolvency or incapacity of the natural or legal persons and will cause the other party to incur a financial loss . The Bank consolidates all elements and components of credit risk exposure (e . g . individual creditor default risk, business line or sector inherent risk, and/or geographical risk) for credit risk management purposes . Credit risk management The Bank has set up a set of credit approval committees in which teams from the Board of Directors, the Risk Division, and the commercial areas participate, jointly verifying each loan applicant's quantitative and qualitative parameters . The Board has delegated responsibility for credit risk management to the Integrated Risk Committee (IRC) and the Bank's risk departments, whose roles are summarised below : - Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with regulatory, legal and internal Bank requirements. - Establishing the authorisation structure for the approval and renewal of credit applications. The Bank structures credit risk levels by limiting the concentration of credit risk in terms of individual debtors, groups of debtors, industry segments and countries. - Authorisation limits assignment to the respective business unit officers (commercial, consumer, SME) to be monitored on an ongoing basis by the administration . Furthermore, these limits are regularly reviewed . Risk assessment teams at the branch level regularly interact with clients, yet, for large operations, the risk teams at the head office and even the Risk Committee collaborate directly with clients in assessing credit risks and preparing credit applications . - Limiting exposure concentrations to customers, counterparties, in geographic areas, industries (for receivables or credits), and credit rating and liquidity (for investments) by the issuer. - Developing and maintaining the Bank's risk classification to categorise risks by the exposure to financial loss of the respective instruments and to focalise risk management, specifically on the related risks. - Reviewing and assessing credit risk . The risk divisions are largely independent of the Bank's commercial division and assess all credit risks above designated limits before customer credit approvals or specific investments acquisition . Credit renewals and reviews are subject to similar processes . The risk assessment teams regularly interact with our clients . Risk teams collaborate directly with clients to assess credit risks and prepare credit applications for larger transactions . Credit approval committees, including risk and commercial staff, must ensure that each applicant meets appropriate qualitative and quantitative parameters . The Bank's Board of Directors defines the powers of each committee . In preparing a credit application for a corporate customer whose loans are approved on an individual basis, the Bank verifies various parameters such as debt servicing capacity (including, typically, projected cash flows), the customer's financial history and/or projections for the economic sector in which it operates . The risk division is actively involved in this process and prepares the credit application for the customer . All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation . Credit limits are not determined based on outstanding customer balances but the financial group's direct and indirect credit risk . For example, a corporation would be assessed with its subsidiaries and affiliates . 204 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Their respective risk divisions assess and approve consumer loans (individuals, SMEs) . The assessment is based on an evaluation system known as Garra (Banco Santander - Chile), an automated process with a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors . The credit application process is based on collecting information to determine the client's financial situation and ability to pay . The parameters used to assess the applicant's credit risk include several variables such as income levels, length of current employment, indebtedness, and credit bureau reports . For investments in debt instruments, the Bank assesses the probability of Uncollectibility or default of issuers or counterparties using internal and external assessments such as the Bank's independent risk assessors . Furthermore, the Bank adheres to a strict and conservative policy that ensures that the investment issuers and counterparties to derivative transactions have the highest reputation . Furthermore, the Bank operates several instruments that involve exposure to credit risk but are not reflected in the Consolidated Statements of Financial Position, such as guarantees and sureties, documentary letters of credit, letters of guarantee and commitments to extend credit . Guarantees and sureties represent an irrevocable payment obligation . If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments . These transactions involve the same credit risk exposure as ordinary loans . Documentary letters of credit are commitments recorded by the Bank on behalf of the customer . They are secured by the traded goods they relate to and have a lower risk than direct borrowing . The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the bonds . In the case of commitments to extend credit, the Bank is potentially exposed to losses equal to the total unused commitment . Nevertheless, the likely amount of loss is less than the unused total of the commitment . In addition, the Bank monitors the maturity period of the credit lines because long - term commitments generally have a higher credit risk than short - term commitments . COVID - 19 Solutions The breakdown of the Bank's assistance measures in the context of the pandemic is as follows : 205 Consolidated Financial Statements December 2022 / Banco Santander Chile As of December 31, 2021 MCh$ Covid - 19 Policy 1,331,940 Fogape Covid - 19 876,698 Fogape Reactiva 7,877,036 Rescheduling The grace periods granted by the rescheduling had expired by December 31 , 2021 , with 97 . 3 % of customers up to date and only 2 . 7 % impaired . The government supported SMEs by expanding the Guarantee Fund for Small Entrepreneurs (Fogape Covid - 19 ) and amending rules and regulations to encourage banks to provide working capital loans to small businesses . Furthermore, in 2021 , the government approved the Fogape Reactiva programme to encourage investment . As of December 31 , 97 . 4 % were on a normal payment schedule, and 2 . 6 % were impaired . Regarding provisions, on July 17 , 2020 , the CMF requested the determination of specific provisions for loans backed by Fogape guarantees, for which expected losses must be determined, estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantee, according to the appropriate individual or group analysis method, under the provisions of Chapter B - 1 of the CASB . See Note 2 , letter q .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The balance of provisions for these items as of December 31, 2022 and 2021 amounts to MCh$19,424 and MCh$30,287, respectively. Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non - predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector . These provisions shall be reported under liabilities per number 9 of Chapter B - 1 of the FMC's CASB . Due to the spread of the pandemic, the presence of new variants of the virus and the decrease in state aid in the coming months, the Bank's Board of Directors approved the creation of additional voluntary provisions in 2021 for MCh $ 132 , 000 , which added to those approved in 2020 , amount to MCh $ 258 , 000 . As of December 31 , 2022 additional provisions amount to MCh $ 293 , 000 . Maximum credit risk exposure For financial assets recognised in the Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount . The maximum credit risk exposure for financial guarantees granted is the maximum amount the Bank would have to pay if the guarantee were enforced . The following is the distribution by financial asset of the Bank's maximum credit risk exposure as of December 31 , 2022 and December 31 , 2021 , without deducting collateral and credit enhancements received : 206 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

		As of December 31,	
		2022	2021
	Note	Amount of exposure MCh$	Amount of exposure MCh$
Deposits in banks	7	1,982,942	1,998,235
Cash in collection process	7	843,816	390,272
Financial assets held for trading at fair value through profit or loss	8		
Financial derivatives contracts		11,672,960	9,494,470
Debt instruments		154,046	73,348
Financial assets at fair value through other comprehensive income	11		
Debt instruments		5,880,733	5,800,861
Credits and receivables from customers		142,306	99,418
Financial derivative contracts for hedge accounting	12	477,762	629,136
Financial assets at amortised cost	13		
Debt instruments		4,867,591	4,691,730
Interbank loans		32,955	428
Credits and receivables from customers		37,659,885	35,570,090
Unrecognised loan/credit commitments:			
Letters of credit for goods movement transactions		255,522	377,308
Transactions related to contingent events		1,476,599	1,390,409
Immediately repayable unrestricted credit lines		8,974,077	9,642,361
Guarantees and sureties		924,173	579,051
Contingent credits linked to CAE		1,617	2,640
Other credit commitments		313,345	262,877
Total		**75,660,329**	**71,002,634**

Under the new CASB, the provisions for credit risk on loans and receivables (due from banks and loans and receivables from customers) and contingent credits are determined under the criteria defined in chapters B-1 to B-3 of the new CASB. While debt instruments are measured at amortised cost and fair value through other comprehensive income, their impairment is measured under chapter 5.5 of IFRS 9. Debt instruments measured at fair value through profit or loss are not subject to impairment requirements.

In the case of derivatives, the fair value of derivatives includes the adjustment reflecting the counterparty credit risk (CVA). The CVA is calculated considering the potential exposure to each counterparty in future periods.

The methodology established for determining provisions for loan losses and contingent loans is set out in Note No 2 of accounting principles letter q). In addition, the methodology used for calculating provisions for debt instruments measured at amortised cost and those measured at fair value through other comprehensive income is described in Note 2 (r). Information related to the concentration of credit risk is provided in Note 13, letters k, m, and n.

For derivative instruments, as of December 31, 2022, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US$9,037 million.

The table below calculates the derivative exposure using the corresponding credit risk, which is equal to the net replacement value plus the maximum potential value, considering cash collateral that mitigates the exposure. Additional details regarding our exposure to countries rated above 1 and corresponding to the largest exposures are also included. The exposure as of December 31, 2022, considering the fair value of derivative instruments, amounts to:

Consolidated Financial Statements December 2022 / Banco Santander Chile 207

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Domestic Loans	Ranking	Derivative instruments (Market-adjusted) US$ million	Deposits US$ million	Credits US$ million	Financial investments US$ million	Total exposure US$ million
Hong Kong	2	-	9	12	-	21
Italia	2	-	1	-	-	1
México	3	3	-	-	-	3
China	2	-	-	11	-	11
Total		**3**	**10**	**23**	**-**	**36**

Our exposure to Spain within the group is as follows:

Counterpart	Domestic Loans	Classification	Derivative instruments (market-adjusted)	Deposits	Credits	Financial investments	Total exposure
				in US$ million.			
Banco Santander SA	España	1	225	36	-	-	**261**

(*) Our exposure to Santander Hong Kong, BSCH Spain and Santander NY is included as exposure to Spain.

Recognition and measurement of credit risk provisions

The Bank segments loans and contingent credits by the type of obligor and credit to a level appropriate for applying the models.

Provisions required to cover loans and contingent credit exposures are calculated and set up monthly in relation to the valuation models used and the type of transaction. See Note 2 (q).

Provisions on the loan portfolio are treated as valuation accounts for the respective assets. Accordingly, the amount of the portfolio net of provisions is reported in the Consolidated Statements of Financial Position. Additional and contingent provisions are reported under liabilities. See Note 13.

The following is a breakdown of the loans (due from banks and receivables from customers) and contingent credit exposures and related provisions as of December 31, 2022 and 2021:

As of December 31, 2022 (**) MCh$	Financial assets before provisions					Established provisions					
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Deductible Fogape Covid-19 guarantees
	Evaluation		Evaluation	Evaluation		Evaluation		Evaluation	Evaluation		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	32,991	-	-	-	-	36	-	-	-	-	-
Commercial loans	10,952,240	4,554,140	1,110,717	698,790	368,702	97,070	81,181	36,420	220,089	186,830	19,424
Mortgage loans	-	15,306,945	-	-	422,064	-	29,593	-	-	76,998	-
Consumer loans	-	5,103,219	-	-	179,593	-	168,119	-	-	120,801	-
Contingent credit exposure	2,118,902	863,867	52,267	8,464	4,883	15,036	6,137	8,873	4,377	3,546	-

** See Note 13 letters c, d and e for further details.

Consolidated Financial Statements December 2022 / Banco Santander Chile 208

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

As of December 31, 2021 (**) MCh$	Financial assets before provisions					Established provisions					
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Deductible Fogape Covid-19 guarantees
	Evaluation		Evaluation	Evaluation		Evaluation		Evaluation	Evaluation		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	428	-	-	-	-	-	-	-	-	-	-
Commercial loans	10,604,128	4,950,187	1,162,468	573,504	363,158	100,020	77,026	42,816	187,123	182,490	30,288
Mortgage loans	-	13,483,219	-	-	392,956	-	20,182	-	-	53,779	-
Consumer loans	-	4,844,524	-	-	154,722	-	140,012	-	-	124,808	-
Contingent credit exposure	2,229,042	2,707,091	47,344	4,781	5,793	13,354	5,994	7,723	2,144	1,585	-

** See Note 13 letters c, d and e for further details.

Provisions for debt instruments are obtained monthly, under the IFRS 9 models developed and approved in the respective committees, and under appropriate governance. Those measured at amortised costs are accounted for in valuation accounts by deducting the asset's value and the corresponding effect on profit or loss. Those measured at fair value through other comprehensive income are accounted for based on the fair value recorded in 'OCI' against profit or loss. Provisions for loans and receivables measured at fair value through other comprehensive income (OCI) are calculated together with due from banks and loans receivables measured at amortised cost. As of December 31, 2022, and 2021, the impairment that concerns the instruments detailed above is:

	As of December 31, 2022 MCh$	2021 MCh$
Debt instruments at amortised cost	894	710
Debt instruments at fair value with changes in other comprehensive income	877	703
Loans and receivables	326	226
Total	**2,097**	**1,639**

As of December 31, 2022, and 2021, the debt instrument portfolios include instruments of the Central Bank of Chile and/or the General Treasury of the Republic. Accordingly, their risk has been classified as low (no significant increase in risk). The description of the main components of the IFRS 9 model used by the Bank is set out in Note 2 (r).

As of December 31, 2022, and 2021, the loans included in the portfolio of loans and receivables measured at fair value through other comprehensive income are assets of a high credit quality (normal portfolio).

Non-compliance

The non-performing portfolio includes debtors and their loans for which recovery is considered remote, as they show an impaired or zero payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified in the non-performing portfolio (C1 to C6).

Non-performing portfolio	As of December 31, 2022		2021	
	Financial assets	Provisions	Financial assets	Provisions
	MCh$	MCh$	MCh$	MCh$
Interbank loans	-	-	-	-
Commercial loans	1,067,492	406,919	936,661	369,613
Mortgage loans	422,064	76,998	392,955	53,779
Consumer loans	179,593	120,801	154,724	124,808
Contingent credit exposure	13,347	-	10,574	3,729
Total	**1,682,496**	**604,718**	**1,494,914**	**551,929**

Consolidated Financial Statements December 2022 / Banco Santander Chile 209

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Under the IFRS9 model, the Bank uses one of the default presumption factors when an asset is overdue by 90 days or more. Debt instruments and loan receivables measured at fair value through OCI are not non - performing. Individual/Group Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies . The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non - performing and a recovery rate based on a substantiated historical analysis . To this end, the Bank implemented the standard model for mortgage and commercial loans and the internal model for consumer loans . IFRS 9 aims to recognise expected credit loss over the asset's life, attending to significant increases in credit risk since the initial recognition . This may require a group assessment as the increase in credit risk may become more evident before the financial instrument is overdue, depending on the instrument's nature and available information . Always on the premise that information is available at no cost or effort . The grouping is based on similar risk characteristics . Credit impairment The impaired portfolio consists of the non - performing loans (C 1 to C 6 ) plus B 3 and B 4 in the case of individual assessment . As of December 31 , 2022 , and 2021 , the impaired portfolio amounts to MCh $ 1 , 847 , 333 and MCh $ 1 , 651 , 152 , respectively . IFRS 9 defines an asset as impaired when one or more events harm the estimated future cash flows, as evidenced by the issuer's financial difficulties, default or delinquency, bankruptcy or financial reorganisation, and disappearance from the active market . Debt instruments and loan receivables measured at fair value through other comprehensive income are not impaired. Charge - offs Charge - offs must be affected when the contractual rights to the cash flows expire . Charge - offs are translated into derecognitions in the Statement of Financial Position and include the unmatured portion in the case of instalment loans . Additional circumstances could lead to a loan charge - off, such as when the Bank concludes that it will not obtain any flows, or there is no enforceable title, when collection actions become time - barred or when the deadlines defined by the FMC are reached (see Note 2 letter q) . As of December 31 , 2022 , and 2021 , impaired loans amount to MCh $ 337 , 851 and MCh $ 320 , 014 , respectively . IFRS 9 states that a charge - off occurs when there is no reasonable expectation of recovering all or part of the contractual cash flows . A charge - off constitutes a derecognition . Debt instruments and loans receivables measured at fair value through other comprehensive income do not present impaired instruments/transactions. Reconciliation of provisions and loans The reconciliation between the opening and closing balance of provisions for the bank loans, commercial loans, mortgage loans, consumer loans and exposure for contingent loans is presented in Note 13 f, g, h, i and j . The normal portfolio comprises those debtors whose ability to pay enables them to meet their obligations and commitments, which is not expected to change . When a debtor is experiencing financial difficulties or a significant deterioration in its ability to pay, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the customer is classified in the substandard portfolio . A client will be classified towards the non - performing portfolio if the possibility of recovering the credit is considered remote, as it shows an impaired or no ability to pay . 210 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Reconciliation or movements of debt instruments and loans and receivables measured at fair value through other comprehensive income (OCI) are presented in Note 11.

Reconciliation or movements of debt instruments measured at amortised cost are presented in Note 13 b.

Guarantees and credit enhancements

In some cases, the maximum credit risk exposure is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. On this basis, the constitution of guarantees is a necessary but insufficient instrument in the granting of a loan; therefore, the acceptance of the risk by the Bank requires the verification of other variables or parameters such as the capacity to pay or the generation of resources to mitigate the risk incurred.

The securities management and valuation procedures are set out in the internal risk management policy. These policies set out the basic principles for credit risk management, including managing collateral received in customer transactions. In this respect, the risk management model includes assessing the existence of appropriate and sufficient guarantees to recover the loan when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of collateral align with best market practice, involving appraisals on real estate collateral, the market price on stock market securities, the value of units in an investment fund, etc. In addition, all received guarantees must be properly instrumented, registered, and approved by the Bank's legal divisions.

The Bank also has rating tools that enable it to rank the credit quality of transactions or customers. The Bank has historical databases that store internally generated information to study how this probability varies. Rating tools vary according to the customer segment analysed (commercial, consumer, SME, etc.).

The maximum credit risk exposure by type of loan, the associated collateral and the net credit risk exposure as of December 31, 2022 and 2021 are presented below:

	As of December 31,							
	2022				2021			
	Maximum credit risk exposure MCh$	Guarantee MCh$	Net exposure MCh$	Allowance MCh$	Maximum credit risk exposure MCh$	Guarantee MCh$	Net exposure MCh$	Allowance MCh$
Interbank loans	32,991	-	32,991	36	428	-	428	-
Commercial loans	17,827,221	9,945,505	7,881,716	641,340	17,653,212	10,171,168	7,482,044	619,989
Mortgage loans	15,729,009	15,358,111	370,898	106,591	13,876,175	13,331,941	544,234	73,961
Consumer loans	5,282,812	593,660	4,689,152	288,920	4,999,247	619,624	4,379,623	264,819
Contingent credit exposure	3,048,383	476,327	2,572,056	37,969	2,580,613	427,271	2,153,342	30,801
Total	**41,920,146**	**26,373,603**	**15,546,813**	**1,074,856**	**39,109,675**	**24,550,004**	**14,559,671**	**989,570**

Mortgage placements are, by their nature, covered by the properties that generated the loan, that is, the property that the customer has acquired and which guarantees the transaction.

When the Bank can receive or foreclose a property, it is accounted for as an 'Asset received or awarded in payment', and the loan and its provision are derecognised. The asset received is carried at the lower of book value and fair value (appraisal) minus costs to sell, under IFRS 5, and categorised as held for sale.

Consolidated Financial Statements December 2022 / Banco Santander Chile 211

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Impaired and non - impaired financial assets with associated guarantees, collateral or credit enhancements in favour of the Bank as of December 31, 2022 and 2021 are presented below: As of December 31, 2021 MCh$ 2022 MCh$ Non - impaired financial assets 27,013,636 28,012,572 Properties/mortgages 1,813,714 4,441,058 Investments and others Impaired financial assets 1,715,628 2,009,968 Properties/mortgages 69,083 274,296 Investments and others 30,612,061 34,737,894 Total Financial derivative transactions are secured by collateral agreements deposited or transferred by one party in favour of the other, either in cash or financial instruments, and reduce the counterparty's credit risk . These guarantees are monitored periodically (usually daily) . Accordingly, the net balance per counterparty is determined based on agreed parameters, and a decision is taken concerning whether collateral is to be posted or collected . Credit limits of debtors related to the ownership or management of the bank According to Article 84 , No 2 of the General Banking Law (LGB) and the Updated Compilation of Banking Regulations (RAN) 12 - 4 , the total amount of credits granted to a group of related persons may not exceed 5 % of the bank's effective equity ; this limit increases to 25 % if what exceeds 5 % corresponds to credits secured by guarantees . In no case may the total of such credits granted by a bank exceed the amount of its effective equity . Furthermore, these credits may not be granted on more favourable terms of maturity, interest rates or guarantees than those granted to third parties in similar operations . A person's relationship with the Bank arises when they have a direct, indirect or third - party ownership interest in the Bank, participate in the management or are presumed to have such a relationship until there is sufficient evidence to rebut the presumption . A group of persons related to the Bank shall be understood to include all natural and legal persons who can exert significant and permanent influence on the decisions of the other ; there is a presumption that credits granted to one person will be used for the benefit of another, or there is a well - founded presumption that the persons maintain a relationship and form a unit of economic interest . Subsidiaries, business support companies and affiliated companies are companies related to a bank . Security over movable or immovable tangible property, or any other property that may legitimately be received as security, constitutes valid security . As of December 31 , 2022 , and 2021 , the credit limit for debtors related to the ownership or management of the Bank under Article 84 No 2 of the General Banking Law and Chapter 12 - 4 of the Updated Compilation of Banking Regulations (RAN) are as follows : As of December 31, 2022 2021 % MCh$ % MCh$ 7% Global limitation to related groups of persons Regulatory capital 473 , 13 3 7% 6,759,047 419,008 5,776,831 212 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued MARKET RISK Market risk arises due to market activity through financial instruments whose value may be affected by changes in market conditions, reflected in changes in the various assets/liabilities and financial risk factors . Market risk management aims to manage and control market risk exposure within acceptable parameters . Four main risk factors affect market prices: interest rates, exchange rates, price, and inflation. Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet. Foreign exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated. Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet. Price risk is generated by the volatility of rates or prices of assets or liabilities . Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional market risk management challenges . Market risk management The measurement and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division . The various committees in charge approve the limits, with responsibility mainly falling on the Market Committee and the Assets and Liabilities Committee . The main market risks are also reviewed by the Integrated Risk Committee . The Finance Division manages the Bank's balance sheet, supervised and controlled by the Assets and Liabilities Committee and the Risk Division through the Financial Management Department . Its functions include the elaboration of detailed policies and their implementation, as well as : i. To optimise the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities. ii. Management of short and long - term regulatory liquidity limits. iii. Inflation risk management. iv. Management of interest rate risk in local and foreign currencies. Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars . The Bank's internal management for measuring market risk is mainly based on analysing the management of the following three components: trading portfolio local financial management portfolio foreign financial management portfolio Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by Market Risk Management . The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short - term price movements . Financial management portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio . 213 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The roles that concern the trading portfolio comprise the following: i. applying Value - at - Risk (VaR) techniques to measure interest rate risk, ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities, iii. comparing the actual VAR with the established limits, iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department The functions regarding financial management portfolios entail the following: 214 Consolidated Financial Statements December 2022 / Banco Santander Chile i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations, and Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. ii. Market risk - Trading portfolio The Bank applies VaR methodologies to measure the trading portfolio's foreign currency risk and interest rate sensitivity . The Bank has a consolidated trading position comprising fixed - income investments and foreign currency trading . This portfolio comprises bonds issued by the Central Bank of Chile, mortgage bonds and low - risk locally issued corporate bonds . At the end of the year, the trading portfolio did not present investments in equity portfolios . Historical simulation methodology is used to estimate the Bank's VaR, which consists of observing the behaviour of the profits and losses that would have occurred with the current portfolio if market conditions in a given historical period had prevailed and using this information to infer the maximum loss with a given level of confidence . The methodology accurately reflects the historical distribution of market variables and does not require any specific probability distribution assumptions . All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio . Once this distribution is known, the percentile is calculated related to the required confidence level, which will equal the value at risk under these parameters . As calculated by the Bank, the VaR estimates the maximum expected loss of the market value of a given portfolio over a 1 - day horizon with 99 . 00 % confidence . This is the maximum one - day loss the Bank could expect to incur on a given portfolio with a 99 . 00 % confidence level . In other words, it is the loss that the Bank would expect to surpass only 1 . 0 % of the time . The VaR provides a single estimate of market risk that is not comparable from one market risk to another . Returns are calculated using a time window of 2 years or at least 520 data points backwards in time from the VaR calculation reference date . The Bank does not calculate three separate VaRs . Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type . The VaR programme performs a historical simulation and calculates a Profit and Loss (G&P) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities) . Then, the G&P of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data . Simultaneously, the VaR is calculated for each risk factor based on the individual G&P calculated for each factor . Furthermore, a weighted VaR is calculated similarly as described above but gives a higher weighting to the most recent 30 data points . As a result, the higher of the two VaRs is reported . The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place . Limitations of the VaR model In applying this methodology for calculation, no assumptions are made about the probability distribution of risk factors changes ; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued . The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results . This valuation function shall be applied to generate simulated prices for all instruments in each scenario .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Furthermore, the VaR methodology should be interpreted considering the following limitations: - Market rate and price changes may not be independent and identically distributed random variables, nor may they have a normal distribution . The normal distribution assumption, in particular, may underestimate the probability of extreme market movements. - The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors . Any modification of the data may be inappropriate . In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used ; - A 1 - day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day . It would not be possible to liquidate or hedge all positions in one day ; - the VaR is calculated at the close of business, but trading positions may change substantially during the trading day ; - the use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and - The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses . During the period ended on December 31 , 2022 , and 2021 , the Bank did not exceed the VaR limits of the trading portfolio's three components : fixed - income, equity, and foreign currency investments . The Bank performs back - testing daily and generally finds that trading losses exceed the estimated VaR almost every 100 trading days . At the same time, a limit was set on the maximum VaR it is willing to accept on the trading portfolio . As of December 31 , 2022 , and 2021 , the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR . The high, low and average levels for each component and each year were as follows: As of December 31, 2021 US$ million 2022 US$ million VAR Consolidated: 2.83 6.23 High 1.52 2.73 Low 2.18 4.41 Average 2.83 5.78 Fixed income investments: High 1.53 2.75 Low 2.16 4.20 Average - - Variable income investments: High - - Low - - Average 1.75 4.82 Foreign currency investments High 0.07 0.17 Low 0.79 1.14 Average 215 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Market risk – Local and foreign financial management The Bank's financial management portfolio includes most of the Bank's assets and non - trading liabilities, including the credit/loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions. The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio) . The Bank conducts a scenario simulation which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market) . All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0 . 57 , representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates . The same scenario is conducted for net foreign currency positions and interest rates in US dollars . The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year . To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit, using the following formula : Bounded limit = square root of a2 + b2 + 2ab, in which: a: limit in national currency. b: limit in foreign currency. Since it is assumed that the correlation is 0. 2ab = 0. Limitations of sensitivity models The most important assumption is using a change of 100 basis points in the yield curve ( 57 basis points for real rates) . The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic . In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner . Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations: - The scenario simulation assumes that the volumes remain on the Bank's Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items. - This model assumes an equal change across the entire yield curve of everything and does not consider different movements for different maturities. - The model does not consider the sensitivity of volumes resulting from changes in interest rates. 216 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained, which means that the actual percentage of finance income at risk could be higher than expected.

Market Risk - Financial Management Portfolio as of December 31, 2022 and 2021:

	As of December 31,			
	2022		2021	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in MCh$)				
Loss limit	33,550	95,710	32,865	84,864
High	23,982	57,176	31,233	80,097
Low	15,459	39,957	13,694	41,653
Average	21,366	49,580	24,018	62,916
Financial management portfolio - foreign currency (in US$ million)				
Loss limit 32	38,231	43,329	36,619	34,991
High	9,713	33,388	8,545	32,205
Low	255	20,371	698	1,055
Average	3,173	26,310	3,733	17,615
Financial management portfolio - consolidated (in MCh$)				
Loss limit	33,550	95,710	32,865	84,864
High	28,699	76,738	25,709	78,259
Low	16,515	66,098	12,854	56,857
Average	23,438	71,003	21,041	69,577

Inflation risk

The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on repricing income, while a fall in the UF value negatively impacts the Bank's margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division.

Market Risk items and their measurement

Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period.

Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities and rate changes.

The Board of Directors of Banco Santander presented and approved the Market Risk Exposure Policy on a Standardised Basis.

The following risks will determine Market Risk Exposure:
- Interest Rate Risk
- Currency Risk
- Readjustment Risk
- Currency Options Risk

Consolidated Financial Statements December 2022 / Banco Santander Chile 217

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The following illustrates the market risk exposure according to the FMC and the Central Bank of Chile guidelines. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 30% of net interest and repricing income plus interest rate sensitive fees:

	As of December 31,	
	2022	2021
	MCh$	MCh$
Trading portfolio market risk		
Rate Risk Exposure	441,688	377,006
Currency Risk Exposure	1,535	8,089
Interest Rate Options Risk	-	-
Risk Currency Options	1,145	1,429
Total exposure of the trading portfolio	**444,368**	**386,524**
10% of the RWAs	555,460	3,577,035
Subtotal	999,828	3,963,559
Limit = Regulatory capital	6,759,047	5,114,609
Available margin	**5,759,219**	**1,151,050**
Short-term market risk of financial management portfolio		
Short-term Exposure to Interest Rate Risk	193,895	217,045
Exposure to Readjustment Risk	112,523	178,033
Short-term exposure to financial management portfolio	**306,418**	**395,078**
Limit = 35% net (net interest and adjustment income + interest rate-sensitive fees)	530,199	529,542
Available margin	**223,781**	**134,464**
Long-term market risk of financial management portfolio		
Long-term exposure to interest rate risk	1,194,181	1,221,762
Limit = 35% of Effective Equity	2,365,666	1,790,113
Available margin	**1,171,485**	**568,351**

IBOR Reform

In December 2020, the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to cease publication of non-USD LIBOR and USD LIBOR 1W and 2M tenors until December 31, 2021 and of all other USD LIBOR tenors after publication on June 30, 2023. The Bank has been working since 2019 on the transition to risk-free reference rates (hereafter also "RFR"), including the SOFR. In this context, the Bank's work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of working teams for each risk, the involvement of senior management in a robust project governance plan and an action plan for each of the identified impacted/risk areas, which will enable us to meet the challenges imposed by the changes in benchmark rates. As of December 31, 2022, and 2021, the financial asset and liability exposures impacted by the IBOR reform are presented below:

	Credits and receivables from customers	Deposits	Financial instruments	Financial derivatives contracts (Assets)	Financial derivatives contracts (Liabilities)
	MCh$	MCh$	MCh$	MCh$	MCh$
31.12.2022	515,277	-	36,730	1,818,517	1,712,642
31.12.2021	609,243	-	38,819	1,672,422	1,623,725

The Bank has been working on the basis of its IBOR transition programme focusing mainly on: i) Identifying the risks associated with the transition and defining mitigation actions, ii) Developing products benchmarked to the proposed replacement rates, iii) Developing transition capacity through the renegotiation of existing USD LIBOR benchmarked contracts. In this regard, efforts in the latter half of 2021 and the first half of 2022 focused on preparing to offer RFR index-linked products.

Consolidated Financial Statements December 2022 / Banco Santander Chile 218

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued In the second half of 2022 and during 2023 until the cessation of the index, work will focus on the renegotiation and migration of existing USD LIBOR contracts to transition to RFR (SOFR) indices : From September, 2022 to March 2023, the renegotiation of USD LIBOR - linked contracts with a maturity beyond June 2023 will occur. During the last quarter of 2022 until June, 2023 , USD LIBOR - referenced transactions with a maturity later than June 2023 will be migrated . As of December 31 , 2022 , the financial asset and liability items impacted by the IBOR reform are loans and receivables from customers, deposits, financial instruments and derivative contracts . To fulfil its functions, the Integrated Risk Committee works directly with the Bank's risk and control departments whose joint objectives include : To assess those risks which, due to their size, could compromise the Bank's solvency or which present potentially significant operational or reputational risks; to ensure that the Bank has the means, systems, structures and resources following the best practices to implement the risk management strategy; to ensure the integration, control and management of all the Bank's risks; to implement consistent risk principles, policies and metrics across the Bank and its businesses; to develop and implement a risk management model in the Bank so that risk exposure is properly integrated into the different decision - making processes; to identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment and quantify sensitivities and the foreseeable impact of different scenarios on risk positioning; and to manage the Bank's structural liquidity, interest rate and exchange rate risks, as well as the Bank's own funds base . In order to achieve the objectives mentioned above, the Bank (Management and Asset - Liability Committee) performs several activities related to risk management, which include : to calculate the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting, collateral, etc . ) ; to calculate the expected loss probabilities of each portfolio and/or investments ; to assign loss factors to new operations (rating and scoring) ; to measure the risk values of the portfolios and/or investments based on different scenarios employing simulations . ) ; to calculate the expected loss probabilities of each portfolio and/or investments ; to assign loss factors to new transactions (rating and scoring) ; to measure the risk values of portfolios and/or investments against different scenarios through historical simulations ; to set limits to potential losses based on the different risks incurred ; to determine the potential impact of structural risks on the Bank's Consolidated Income Statements ; to set limits and alerts to ensure the Bank's liquidity ; and to identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions . The Integrated Risk Committee is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures and reviewing the adequacy of the risk management framework concerning the risks faced by the Bank . Benchmark interest rate reform - phase 2 In 2013 , IOSCO published the Principles for Financial Benchmarks (IOSCO Principles), setting standards for developing benchmarks . Subsequently, the FSB formed the Official Sector Steering Group (OSSG) to apply the IOSCO Principles to IBOR (Interbank Offered Rates) indices . Since then, central banks and regulators in several jurisdictions have organised working groups to recommend alternative indices to indices such as EONIA (Euro Overnight Index Average) and LIBOR (London Interbank Offered Rates) . As of September 13 , 2018 , the European Central Bank's working group recommended that the euro short - term interest rate (€STR) should replace the EONIA . Accordingly, as of October 2 , 2019 , when the €STR became available, the EONIA changed its methodology to be calculated as the €STR plus a spread of 8 . 5 basis points . This change in the EONIA methodology was intended to facilitate the transition of the EONIA market to €STR before its final cessation on January 3 , 2022 . On March 5 , 2021 , the Financial Conduct Authority (FCA) announced the final dates for the cessation of LIBOR : 219 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued On December 31 , 2021 , the publication of USD LIBOR (one - week and two - month maturities), CHF LIBOR (all maturities), GBP LIBOR (overnight, one - week, two - month and 12 - month maturities), JPY LIBOR (overnight, one - week, two - month and 12 - month maturities) and EUR LIBOR (all maturities) ceased . On December 31 , 2021 , the calculation methodology for some LIBORs was amended to publish temporary synthetic LIBORs, which became non - representative : GBP LIBOR ( 1 - month, 3 - month and 6 - month maturity) and JPY LIBOR ( 1 - month, 3 - month and 6 - month maturity) . On June 30 , 2023 , the publication of USD LIBOR (overnight, 1 month, 3 months, 6 months and 12 months) will cease . In October 2020 , the International Swaps and Derivatives Association (ISDA) launched the protocol and supplement of substitute indices (from now on fallbacks) for IBORs (which came into force on January 25 , 2021 ) . It provided derivatives market participants with new fallbacks of LIBORs (among other IBORs, such as EURIBOR) for existing and new derivative contracts . Furthermore, on August 19 , 2021 , ISDA launched a new protocol allowing institutions to incorporate a fallback to the EONIA as the applicable collateral rate in ISDA collateral arrangements (CSAs) . To control the risks and address the different challenges generated by the transition, in 2019 , the Corporate Department launched a global Santander programme . This IBOR transition programme enabled us to ensure that the risks linked to the process were identified and managed consistently and appropriate measures were taken to mitigate them . The programme structure focuses on the following areas : Technology and Operations, Legal, Customer Relationship, Risk Management and Modelling, Conduct and Communication, and Accounting and Finance . In 2021 , the programme focused on making all contractual, commercial, operational and technological changes necessary to address the transition from LIBOR and EONIA rates that were discontinued in 2021 . LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms or on terms that could damage its image and reputation. Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation . Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover drawings at unexpected levels of demand, which is reviewed periodically by the Asset and Liability Committee (ALCO) whose functions include monitoring the necessary liquidity risk management strategies . This committee comprises 3 directors, 7 Bank management committee members, and 3 divisions (Financial Management, Treasury and Market Risk) . The setting of limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities. The system of limits is sufficiently robust to allow the level of exposure each institution incurs to liquidity risks to be known at all times. Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management. To diversify the sources of funding and their maturity structure. The Bank monitors its liquidity position daily, determining the future flows of its inflows and outflows. Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions. The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect . Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors . 220 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest level.

Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups:

- Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations.
- Liquidity Management Tools, called Structural Liquidity or Funding Table, are used to determine the Bank's structural liquidity position and enable its active management as an essential mechanism to ensure its assets' funding under optimal conditions permanently.
- Early warning indicators are linked with concentration risks and as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan.

Market Risk Management establishes and updates the Liquidity Management Policy (LMP) contents. Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP of Directors.

Market Risk Management provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses whether the models used are valid at least once a year. The Board of Directors must approve the conclusions of this analysis.

In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits.

If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees.

Liquidity risk measurement and control

1. *Time-limit mismatches subject to regulatory limits*

The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed one time the Bank's core capital for both domestic and foreign currency, and the 90-day mismatch cannot exceed two times. As of December 31, 2022 and 2021 the mismatches are as follows:

	As of December 31,	
	2022	2021
	%	%
30-day	-	1
30-day foreign currency	-	2
90-day	-	2

2. *Monitoring indicators and liquidity ratios subject to regulatory limits*

An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market.

According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Level 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury Department.

Consolidated Financial Statements December 2022 / Banco Santander Chile 221

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

HQLA	As of December 31,	
	2022	2021
	MCh$	MCh$
Tier 1: available	1,453,265	1,106,152
Tier 1: fixed income	5,424,452	1,223,824
Tier 2: fixed income	8,066	9,792
Total	**6,885,783**	**2,339,768**

3. *Liquidity Coverage Ratio (LCR)*

The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Since 2019, Chilean banks have been required to have a minimum level of 60%, which will gradually increase to 100% by 2022. A minimum level of 80% was required for the financial year of 2021.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures that these organisations have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Liquidity coverage ratio	As of December 31,	
	2022	2021
	%	%
LCR	175	149

Banco Santander Chile's LCR indicator was well above the minimum required for 2021 and already above the 100% required for 2022. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.

4. *Net Stable Funding Ratio (NSFR)*

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.

The Central Bank and the FMC defined a minimum NSFR level of 60% by 2022, rising to 100% by 2026.

Net stable funding ratio	As of December 31,	
	2022	2021
	%	%
NSFR	116	111

5. *Information on liquidity position per the requirements of the Central Bank of Chile*

i. Maturity mismatches

The Central Bank of Chile published on March 8, 2022 Rules on the Management and Measurement of the Liquidity Position of Banking Companies which modernises liquidity regulation, aligning the published regulatory requirements of the FMC in line with the Basel III standards.

According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.

The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.

Consolidated Financial Statements December 2022 / Banco Santander Chile 222

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Maturity mismatches shall be made in the following time frames:

- First time frame: up to 7 days inclusive
- Second time frame: between 8 days and 15 days inclusive
- Third time frame: between 16 and 30 days inclusive
- Fourth time frame: between 31 days and 90 days inclusive

	As of December 31, 2022					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow to be received (assets) and income	9,123,887	1,805,516	3,552,792	9,269,188	1,804,580	3,514,336
Cash flow payable (liabilities) and expenses	9,295,580	1,855,664	2,702,150	9,320,125	1,855,664	2,707,135
Mismatch	**(171,693)**	**(50,148)**	**850,642**	**(50,937)**	**(51,084)**	**807,201**
Mismatch subject to limits			628,801			705,180
Limits:						
1 times the capital			4,128,808			4,238,372
Available margin			4,757,609			4,943,552
% Used			15%			17%

	As of December 31, 2021					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow to be received (assets) and income	8,075,378	2,192,356	2,098,212	8,239,806	2,156,255	2,052,735
Cash flow payable (liabilities) and expenses	10,499,423	1,558,043	1,717,827	10,655,776	1,557,680	1,714,384
Mismatch	**(2,424,045)**	**634,313**	**380,385**	**(2,415,970)**	**598,575**	**338,351**
Mismatch subject to limits			(1,409,346)			(1,479,044)
Limits:						
1 times the capital			3,359,436			3,359,436
Available margin			1,950,090			1,880,392
% Used			42%			44%

Consolidated Financial Statements December 2022 / Banco Santander Chile 223

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued ii. Composition of funding sources The main sources of third - party funding are as follows: As of December 31, 2021 2022 Main sources of funding MCh$ MCh$ 17,900,938 14,086,226 Deposits and other demand liabilities 10,131,055 12,978,790 Time deposits and other term equivalents 8,826,583 8,864,765 Interbank borrowing 8,989,528 9,490,009 Debt and regulatory capital instruments issued 45,848,104 45,419,790 Total 224 Consolidated Financial Statements December 2022 / Banco Santander Chile The Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40 % on average for demand deposits and up to 20 % for time deposits to implement monetary measures . Furthermore, as the aggregate amount of demand deposits exceeds 2 . 5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes . As of December 31, 2022, and 2021, Santander was required by the Central Bank to maintain a technical reserve of MCh$0 and MCh$4,278,104, representing 0% and 15.3% of deposits, respectively. The volume and composition of liquid assets are presented in item 2 above. The liquidity coverage ratio is presented in item 3 above. 6. Maturity analysis of financial liabilities The remaining contractual maturities of financial liabilities are provided in Note 45.

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued OPERATIONAL RISK Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events. It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and strategic and non - strategic outsourcing. Operational risk is generated in all business and support areas and is inherent in all products, activities, processes and systems . For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities . Our operational risk control and management model is based on a continuous process to identify, assess and mitigate risk sources, whether or not they have materialised, ensuring that risk management priorities are properly established . Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases: strategy and planning; identification, assessment and monitoring of risks and internal controls; implementation and monitoring of mitigation measures; availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: - Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non - financial impact (such as the regulatory impact on customers and/or services). This information: - allows root - cause analysis; - raises awareness of the risks; - enables the escalation of relevant operational risk events to the senior management of the Risk division with maximum immediacy; - facilitates regulatory reporting; - Self - assessment of operational risks and controls . A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgement and experience of a panel of experts from each function . The objective is to identify and assess material operational risks that could prevent business or support units from achieving their objectives . Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above the tolerable level . This process integrates specific operational risk reviews that allow for a cross - cutting identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non - compliance. - External events database . Quantitative and qualitative information of external operational risk events . The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self - assessment exercises and scenario analysis . - Analysis of operational risk scenarios . Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers . - A statement establishing the Bank's commitment to control and limit non - financial risk events that lead to or could lead to financial losses ; fraud events ; operational and technological incidents ; legal and regulatory breaches ; conduct issues, or reputational damage . Although a certain volume of losses is expected, unexpected high - severity losses due to a failure of controls are not acceptable . - Internal audit, external audit and regulators' recommendations . They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes . 225 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued - Capital model : a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios . The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite . - Other specific tools to further analyse and manage operational risks include assessing new products and services, managing business continuity plans, and updating the perimeter and quality review processes of the operational risk programme . The Bank's operational risk management and reporting system support programmes and tools focusing on governance, risk and compliance . It provides information for management and reporting and helps improve decision - making in operational risk management by consolidating information, simplifying the process, and avoiding duplication . Operational continuity plan Digital transformation is revolutionising the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers . The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards. This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability. One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident . This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability . Its main objectives are : To protect the integrity of people in a contingency situation. To ensure that core functions are performed and the impact on service delivery to our customers is minimised in contingency events. To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. To comply with regulatory obligations and requirements. To minimise the entity's potential financial losses and impact on the business. To protect the brand image, credibility and trust in the entity. To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. To contribute to stabilising the financial system. The pandemic challenged the business continuity planning frameworks and strategies. While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system. Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information. Business transformation and digitalisation bring new risks and threats, such as increased payment fraud and origination (credit) fraud. We have improved control mechanisms and designed new products to mitigate these risks. Strong authentication processes in the customer enrolment process and the reinforcement of anti - fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud. In the case of cards, the use of chip and PIN cards in shops and ATMs, two - step authentication with one - time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti - skimming elements, as well as improvements in the logical security of the devices have become widespread . 226 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued In the case of internet banking, verification of online banking transactions with a second security factor of one - time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e - banking platform to prevent attacks on the systems, among others . Cybersecurity Cybersecurity threats are expected to increase . The financial sector is expected to be one of the main targets . With the increased reliance on digital systems, cybersecurity is one of the main non - financial business risks . Therefore, our goal is to make the Bank a cyber - resilient organisation that can quickly resist, detect, and respond to cyber - attacks by constantly evolving and improving its defences . In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices . Outsourcing of services Consistent with our digitalisation strategy, the Bank aspires to present its customers with the best solutions and products on the market . This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services . In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third - party procurement are properly assessed and managed . The Bank has identified the suppliers that could present a higher level of exposure for our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that: They have an appropriate control environment, depending on the level of risk of their service. Business continuity plans are in place to ensure service delivery in case of disruptive events. They have controls to protect sensitive information processed during service provision. Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our customers while at the same time covering existing legal obligations. There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity. 227 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Insurance To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third - party claims against executives, among others. Exposure to net loss, gross loss and gross loss recovery per operational risk event As of December 31, 2022 202 1 MCh$ MCh$ Gross loss and expenses for operational risk events in the period 51 91 Internal fraud 5,469 8,513 External fraud 4,089 8,095 Labour practices and business security 256 789 Customers, products and business practices 236 221 Damage to physical assets 177 981 Business interruption and system failures 11,185 3,624 Execution, delivery and process management 21,463 22,314 Subtotal Expense recoveries for operational risk events in the period 568 - Internal fraud 3,975 2,194 External fraud 874 1,391 Labour practices and business security 243 673 Customers, products and business practices 8 - Damage to physical assets 33 2 Business interruption and system failures 2,934 809 Execution, delivery and process management 8,635 5,069 Subtotal 12,828 17,245 Net loss from operational risk events 228 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS The Bank defines capital risk as that which the Bank or any of its companies will incur in insufficient quantity and/or quality of capital necessary to : meet the minimum regulatory requirements to operate as a bank ; meet market expectations regarding its creditworthiness ; and support the growth of its business and any strategic opportunities that may arise, under its strategic plan . The objectives in this respect include in particular: • To meet internal capital and capital adequacy targets. • To comply with regulatory requirements. • To align the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, customers, supervisors, etc.). • To support business growth and any strategic opportunities that may arise. The Bank has a capital adequacy position that exceeds regulatory requirements. Capital management optimises value creation in the Bank and its business segments . The Bank continuously assesses its risk - return ratios through its core capital, effective net worth, economic capital and return on equity . Regarding capital adequacy, the Bank conducts its internal process based on the standards of the FMC, which are in force as of December 1 , 2021 (Basel III) . Economic capital is the capital required to bear the full risk of doing business at a given level of solvency . Capital is managed according to the risk environment, Chile's economic performance and the economic cycle . The respective Committee may amend our existing capital policies to address changes in the above - risk environment . Capital risk management The Bank has an Executive Capital Committee responsible for overseeing, authorising and assessing all aspects of capital and solvency . The Board of Directors has deferred to the ALCO the knowledge and assessment of the capital levels and returns in line with the Bank's strategy . In addition, the Integrated Risk Committee monitors and is responsible for the limits of primary and secondary metrics based on risk appetite . Capital management is based on a Capital Framework designed to ensure that the capital, structure and composition level are appropriate at any point in time considering the Bank's risk profile and under different scenarios . It warrants the adherence to the minimum regulatory requirements, the risk appetite and the Recovery Plan, and that these frameworks align with the interests of all stakeholders while supporting the growth strategy determined by the Bank . The capital model defines the functional and governance aspects of capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital reporting and disclosure . In addition, this model covers the main capital management activities : 1. Establish the Bank's solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies to ensure a strong level of capital, consistent with the Bank's risk profile and efficient use of capital to maximise shareholder value. 2. Development of a capital plan to meet these objectives consistent with the strategic plan. 3. Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and risk appetite (also stress scenarios). 229 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2022 , and 2021 , and January 1 , 2021 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued 4. Capital budget development as part of the Bank's budget process. 5. Monitoring and controlling budget execution and developing of action plans to correct any deviations from the budget. 6. Calculation of capital metrics. 7. Internal capital reporting and reporting to supervisory authorities and the market. The Bank has also developed the necessary policies to manage and fulfil capital management strategies and objectives, including Capital Adequacy Policy, Capital Planning Policy, Capital Impairment Management Policy, Capital Monitoring Policy, and Dividend Policy . BASEL III Implementation A new version of the General Banking Law (LGB) was published in January 2019 . Adopting the capital levels established in the Basel III standards is among the most relevant changes . In 2020 , the final versions of the rules governing the new capital models for Chilean banks were published . According to the new General Banking Law (updated through Law No 21 , 130 ), the minimum capital requirements have increased in quantity and quality . Total regulatory capital remains at 8 % of risk - weighted assets but includes credit, market and operational risk . Minimum Tier 1 capital increased from 4 . 5 % to 6 % of risk - weighted assets, of which up to 1 . 5 % can be Additional Tier 1 (AT 1 ), either in the form of preferred shares or bonds with no fixed maturity which can be convertible into shares . Tier 2 capital is now set at 2 % of risk - weighted assets . Additional capital requirements are incorporated through a conservation buffer of 2 . 5 % of risk - weighted assets . Furthermore, in coordination with the FMC, the Central Bank may establish an additional countercyclical buffer of up to 2 . 5 % of risk - weighted assets consistent with the FMC . Both buffers should be composed of core capital . In addition, the FMC was empowered, subject to the favourable agreement of the Council of the Central Bank of Chile (BCCh), to define by regulation the new methodologies for calculating assets weighted by credit, market and operational risk ; the conditions for issuing hybrid AT 1 instruments ; the determination and capital charges for local systemically important banks ; prudential discounts to regulatory capital ; and to require additional measures, including higher capital, for banks with deficiencies in the supervisory capital assessment process (Pillar II) . Pillar II aims to ensure that banks maintain a level of capital commensurate with their risk profile and encourage the development and use of appropriate processes for monitoring and managing the risks they face . To this end, banks are responsible for developing an internal capital adequacy assessment process . Supervisors should review their internal strategies and assessments and intervene early when they are not satisfied with the outcome of 230 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued this process . As a result, supervisors may require additional capital over and above the minimum requirement to ensure a sufficient level to address risks, especially in adverse credit cycles . The result will be a simplified report with the conclusions of the self - assessment process, which in its first version in 2021 will only include credit risk, and in 2022 will only include Pillar I risks . From 2023 a full report will be required . Pillar III promotes market discipline and financial transparency by disclosing meaningful and timely information, allowing information users to understand the risk profile of local banking institutions and their capital structure, thereby reducing information asymmetries . Banks must publish the first Pillar 3 document with information for the quarter of January - March 2023 . The new rules for calculating risk - weighted assets came into force in December 2021 . Therefore, the Bank implemented the rules through a multidisciplinary group, which conducted the required developments, including applying the files designed by the regulator for this purpose . Capital m etrics Minimum capital requirement Under the General Banking Law, a bank must have a minimum of UF 800 , 000 (approximately MCh $ 26 , 469 or US $ 28 million as of December 31 , 2022 ) of paid - in capital and reserves, calculated under the FMC Rules . Capital requirement According to the General Law of Banks, banks must maintain regulatory capital of at least 8 % of risk - weighted assets, net of required credit loss, as well as a paid - in capital and reserve requirement ('core capital') of at least 3 % of total assets, also net of credit loss . Regulatory and core capital is calculated based on the Consolidated Financial Statements prepared under the CASB issued by the FMC . As Santander is the result of a merger between two predecessors with a relevant market share in the Chilean market, a minimum regulatory capital to risk - weighted assets ratio of 11 % is currently required . Regulatory capital is defined as the aggregate of: a bank's paid - up capital and reserves, excluding capital attributable to foreign subsidiaries and branches or core capital; its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for up to 50.0% of their basic capital; and its voluntary provisions for credit loss of up to 1.25% of risk - weighted assets. As of August 21 , 2020 , Circular No 2 , 265 indicating the new treatment was published, in which the amounts of loans guaranteed by the Chilean Treasury, CORFO and FOGAPE are incorporated into category 2 of the risk - weighted asset classification, and consequently their credit risk weighting was reduced from 100 % to 10% . From December 1, 2021, the definition of regulatory capital changed and is defined as follows: Paid - up capital of the bank in terms of subscribed and paid - up ordinary shares; Surcharge paid for the instruments included in this capital component; Reserves, both non - earnings and earnings, for depreciation of bonds with no fixed maturity and forfeiture of bonds with no fixed maturity; Items of 'other comprehensive income accrued'; Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividend, the repricing of bonds with no fixed maturity and interest and/or dividend payments on issued regulatory capital financial instruments. Non - controlling interest as indicated in the Compendium of Accounting Standards (CASB). 231 Consolidated Financial Statements December 2022 / Banco Santander Chile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of effective equity

Item No	Total assets, risk-weighted assets and components of effective equity under Basel III	Global consolidated 31/12/2022 MCh$	Global consolidated 31/12/2021 MCh$
1	Total assets according to the statement of financial position	68,164,604	63,971,270
2	Investment in unconsolidated subsidiaries	-	-
3	Assets discounted from regulatory capital, other than item 2	12,270,810	10,014,280
4	Credit equivalents	2,890,350	2,795,989
5	Contingent loans	2,776,542	4,605,506
6	Assets arising from the intermediation of financial instruments	243,345	25,731
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**	**61,317,340**	**61,332,754**
8.a	Credit risk-weighted assets, estimated according to standardised methodology (CRWAs)	28,401,718	29,019,933
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	-	-
8	Market risk-weighted assets (MRWAs)	5,554,604	5,599,484
10	Operational risk-weighted assets (ORWAs)	4,070,594	3,316,895
11.a	**= (8.a/8.b+9+10) Risk Weighted Assets (RWAs)**	38,026,916	37,936,312
11.b	**= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAs)**	**38,026,916**	**37,936,312**
12	Shareholders' equity	4,128,808	3,400,220
13	Non-controlling interest	109,563	94,360
14	Goodwill	-	-
15	Excess of minority investments	-	-
16	**= (12+13-14-15) Common equity tier 1 (CET1) equivalent**	**4,238,371**	**3,494,580**
17	Additional deductions to Common Equity Tier 1, other than item 2	25,455	-
18	**= (16-17-2) Common Equity Tier 1 (CET1)**	**4,212,916**	**3,494,580**
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	190,135	364,262
21	Preference shares imputed to Additional Tier 1 capital (AT1)	-	-
22	Bonds without fixed maturity imputed to Additional Tier 1 capital (AT1)	590,247	592,468
23	Discounts applied to AT1	-	-
24	**= (19+20+21+21+22-23) Additional Tier 1 capital (AT1)**	780,382	**956,730**
25	**= (18+24) Tier 1 capital**	**4,993,298**	**4,451,310**
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	293,000	258,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,472,749	1,067,521
28	**= (26+27) Equivalent Tier 2 capital (T2)**	**1,765,749**	**1,325,521**
29	Discounts applied to T2	-	-
30	**= (28-29) Tier 2 capital (T2)**	**1,765,749**	**1,325,521**
31	**= (25+30) Effective equity**	**6,759,047**	**5,776,831**
32	Additional core capital required to build up the conservation buffer	444,662	294,249
33	Additional core capital required for the constitution of the cyclical buffer	-	-
34	Additional core capital required for systemically rated banks	142,601	-
35	Additional capital required for the assessment of the adequacy of effective equity (Pillar 2)	-	-

Consolidated Financial Statements December 2022 / Banco Santander Chile 232

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2022, and 2021, and January 1, 2021 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Solvency indicators and Basel III compliance indicators Item No Solvency indicators and Basel III compliance indicators Global c onso l ida t e d Global c onso l ida t e d (in % with two decimals) (*) 31/12/2022 31/12/2021% % 1 233 Consolidated Financial Statements December 2022 / Banco Santander Chile minimum requirements. Core capital indicator (T1_I18/T1_I11.b) minimum requirements. 2 2 2 3 minimum requirements. 4 the minimum requirements. 4 the Article 35 bis charge, if applicable 4 5.70% 1 Leverage indicator (T1_I18/T1_I7) .a Leverage indicator to be met by the bank, considering the 6.87% 9.21% .a Indicator of core capital to be met by the bank, considering the 11.08% - .b Capital buffers deficit - 3 Tier 1 capital indicator (T1_I25/T1_I11.b) 11.73% .a Tier 1 capital indicator to be met by the bank, considering the 13.13% 8.00% 4 Effective net worth indicators (T1_I31/T1_I11.b) .a Effective net worth indicator that the bank must meet, considering 8.00% 9.50% .b Effective net worth indicator to be met by the bank, considering 9.50% 10.90% Effective net worth indicator to be met by the bank, considering .c mi n i m u m requ ir e m en t s, c on s er v a t i o n bu ff e r an d c oun t e r c y c l i c a l 10 . 50% buffer 5 Sol ve n c y r at ing Compliance indicators for solvency 0.89% 1.03% Voluntary (additional) provisions charged to Tier 2 capital (T2) in relation to CRWAS (T1_I26/ (T1_I8.a or I8.b)) 6 30.55% 34.96% Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital. 7 27.38% 18.52% Additional Tier 1 capital (AT1) in relation to core capital (T1_I24/T1_I18) 8 Voluntary (additional) provisions and subordinated 0.96% 0.50% debentures that are imputed to Additional Tier 1 (AT1) capital 9 in relation to RWAs (T1_I19+T1_I20 / T1_I11.b)

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, and 2021, and January 1, 2021

NOTE 49 - SUBSEQUENT EVENTS

1. Other

As of January 23, 2023, the Ministry of Finance together with the Association of Banks and Financial Institutions (ABIF) announced a series of measures aimed at supporting individuals and SMEs, as well as strengthening the banking system, including a boost to credit rescheduling according to the commercial policies dictated by each bank and a commitment to support programmes promoted by the State, such as Fogape and the housing construction programme. In addition, it was announced that Transbank's shareholding banks will start a process of selling their stake in Transbank, in the framework of the so-called four-party model in the payment system.

2. Bond Issuance

The Bank has placed the following bonds:

Series	Currency	Issuance rate Annual	Placement date	Issue Amount
W5	UF	1.80	19-01-2023	310,000
T18	CLP	7.50	06-01-2023	75,000,000
A3	CLP	6.20	12-01-2023	14,750,000

3. Issuance of Financial Statements

As of February 22, 2023, the Directors and Audit Committee approved these Consolidated Financial Statements.

No other subsequent events will be disclosed between January 1, 2023 and the date of issue of these Consolidated Financial Statements (February 22, 2023).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMÁN BLANCO REINOSA
Chief Executive Officer

Consolidated Financial Statements December 2022 / Banco Santander Chile 234